April 24, 2008

Securities and Exchange Commission
450 5 Street, N.W.
Washington  DC  50549

RE:  Midland National Life Separate Account A File # 333-148111
     Variable Universal Life - CV


Commissioners:

Enclosed for filing under the Securities Act of 1933 please find a copy of Pre-Effective Amendment No. 1 to Registration Statement 333-148111, registering a new class of variable annuity policies under that Act.

The Midland National Life Separate Account A ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-05271) in connection with other variable annuity products.

We acknowledge that:

      o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Midland National Life Insurance Company from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o We may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are aware that the Division of Enforcement has access to all information we have provided to the staff of the Division of Investment Management in connection with your review of our filing or in response to your comments on our filing.

Certain information, along with Financial Statements and exhibits will be included in a second Pre-Effective Amendment filing.

If you have any questions about this filing, please contact Fred Bellamy of Sutherland Asbill and Brennan LLP at 202-383-0126.





/s/


Terri Silvius
Assistant Vice President -
Variable Compliance & 38a-1 CCO

April 25, 2008

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE: VUL - CV
       File Number: 333-148111

Commissioners:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "1933 Act") Midland National Life Separate Account A (File Number: 333-148111), hereby requests acceleration of the effective date of the above-captioned registration statement on Form N-6 under the 1933 Act, including any pre-effective amendments thereto, and that the registration statement be declared effective on May 1, 2008, or as soon thereafter as reasonably practicable.

We acknowledge that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to this filing.

We acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We also acknowledge that the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State.

We are aware that the Division of Enforcement has access to all information we have provided to the staff of the Division of Investment Management in connection with your review of our filing or in response to your comments on our filing.

                            MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A

                            By: Midland National Life Insurance Company



                                     By: __/s/_____________________
                                         --------------------------
                                            Steven C. Palmitier
                                            President

April 25, 2008

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE: VUL - CV
       File Number: 333-148111

Commissioners:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "1933 Act") Sammons Securities Company, LLC, the principal underwriter, hereby requests acceleration of the effective date of the above-captioned registration statement on Form N-6 under the 1933 Act, and that it be declared effective on May 1, 2008, or as soon thereafter as reasonably practicable.

                                        Sammons Securities Company, LLC



                                        By: ____/s/______________________
                                            -----------------------------
                                              Steven C. Palmitier
                                               Chief Executive Officer

Mr. Mark A. Cowan
Senior Counsel
Office of Insurance Products
Mail Stop 5-6
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-0506





                      Re: Midland National Life Separate Account A Variable Universal Life - CV
                                Initial Registration Statement on Form N-4
                                File Nos. 333-148111 and 811-5271


Dear Mark:



      On behalf of Midland National Life Insurance Company (the "Company"), enclosed is a courtesy copy of Pre-Effective Amendment No. 1 to the above-referenced Form N-6 registrations statement. Also enclosed is a copy marked to show the changes.

      Thank you for your comment letter of February 7, 2008. To help facilitate your review of this amendment, your comments are repeated below in italics, followed by the Company's response. Page numbers in the responses refer to the marked copy.

1.    Fee Table (Pages 13 to 18)

      a. Please provide complete fee table information in an amendment to the registration statement.


      The fee table has been completed, with all information.

      b. The fee table describes a "Premium Loads" transaction charge without any corresponding disclosure of when the charge is deducted or the amount deducted. Please provide the omitted disclosure or remove the charge from the fee table if the charge is not imposed on this product.


      The reference to "premium load" has been deleted.

      c. According to the fee table, a surrender charge may be deducted during the first 19 policy years (or during the first 19 policy years following any increase in face amount). The surrender charge for a representative contractowner, however, states that the charge may be deducted during the first 15 policy years. Please resolve the apparent inconsistency.


      The surrender charge for a representative insured has been changed tp 19 years.

      d. There appear to be two footnote references (footnote ii and v) without any corresponding footnote in the fee table.


      Those footnotes have been deleted.

      e. Also, the reference to footnote v states that the company charges an administrative fee of $200 at the time benefits are paid from this rider and the company reserves the right to increase this fee. Please include the maximum charge associated with this rider in the fee table.


      That footnote has been deleted.

      f. Please confirm the accuracy of the highest total operating expenses charged by the currently available portfolio companies for the year ended December 31, 2006 (before any fee waiver or expense reimbursement), which is stated at 11.91%. Also, in your pre-effective amendment, please use updates figures for December 31, 2007.


      The portfolio expense figures have been updated to December 31, 2007, and accurately reflect what the fund companies reported to the Company.

      g. As the contractual waiver for the Lord Abbett International portfolio has expired, please remove the line item reflecting waiver and reimbursements from the Total Annual Portfolio Operating Expenses table.



      The information regarding waiver and reimbursement arrangements has been updated. See page 17 in the redline copy .

2.    Additional Benefits (Pages 33-40)


      Please clarify at the beginning of this section whether any of the riders are mutually exclusive, how many of the riders may be concurrently elected by a contract owner, and any negative consequences to having more than one rider in effect at the same time.

      Language has been added regarding multiple riders. The only negative consequence is the additional monthly deductions, which is disclosed in the introductory paragraph to this section. See page _29 in the redline copy.


3.    Part C - Exhibit Index

      If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney "relates to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

      The powers of attorney relate to specific filings by specific 1933 Act file numbers.

4.    Financial Statements, Exhibits, and Other Information

      Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

      Financial statements, exhibits not previously filed, and any other required information is included in this amendment.


5.    Tandy Representation



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Tandy representation is included in the Company's written request for acceleration.

 *                                    *                                    *

We realize that it is very close to May 1 and that you are undoubtedly very busy. However, so far as we know there are no issues that need to be resolved with this filing, and the Company is anxious to begin marketing the new product as soon as possible. The written acceleration requests ask for an effective date of May 1, and we certainly appreciate anything you can do to have the effectiveness order issued as soon as possible. If there is anything we can do to help achieve that goal, please don't hesitate to let me know.

I can be reached at 202-383-0126, or via email at fred.bellamy@sablaw.com.

                                                       Sincerely,

                                                       /s/
                                                       Frederick R. Bellamy

Cc:       Jason Bradshaw
          Terri Silvius


                         As filed with the Securities and Exchange Commission on April 28, 2008


========================================================================================================================

                                                                                        Registration File No. 333-148111
                                                                                                               811-05271

                                           SECURITIES AND EXCHANGE COMMISSION
                                                  Washington, DC 20549

                                                    ---------------

                                                        FORM N-6

                                 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [     ]

                                     PRE-EFFECTIVE AMENDMENT NO.  __1   _                                      [ X ]
                                                                     ---

                                     POST-EFFECTIVE AMENDMENT NO.  ___                                         [     ]
                                                                    -

                                                         and/or

                                    REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                                        ACT OF 1940                                            [     ]

                                     AMENDMENT NO.  ____99___                                                   [ X ]

                                           (Check appropriate box or boxes.)

                                        Midland National Life Separate Account A
                                               (Exact name of registrant)

                                        MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                                  (Name of depositor)
                                                   One Midland Plaza
                                          Sioux Falls, South Dakota 57193-9991
                                  (Address of depositor's principal executive offices)
                           Depositor's Telephone Number, including Area Code: (605) 335-5700

                                 Stephen P. Horvat, Jr.                                     Copy to:
                             Senior Vice President - Legal
                        Midland National Life Insurance Company                    Frederick R. Bellamy, Esq.
                                   One Midland Plaza                            Sutherland Asbill & Brennan LLP
                          Sioux Falls, South Dakota 57193-9991                   1275 Pennsylvania Avenue, N.W.
                        (Name and address of agent for service)                    Washington, DC 20004-2415

                                     Approximate Date of Proposed Public Offering:
                    As soon as practicable after the effective date of this registration statement.

                   It is proposed that this filing will become effective (check appropriate box):

                   |_|      immediately upon filing pursuant to paragraph (b)

                   |_|      on May 1, 2008  pursuant to paragraph (b)

                   |_|      80 days after filing pursuant to paragraph (a)(i)

                   |_|      on     pursuant to paragraph (a)(i) of Rule 485

                   If appropriate check the following box:

                   |_|      This post-effective amendment designates a new effective date for a new effective date for a previously filed post-effective amendment _______________

                                         Title of Securities Being Registered:
                              Individual Flexible Premium Variable Life Insurance Policies
                                                        VUL - CV
Approximate Date of Proposed Public Offering:

----------------------------------------------------------

As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          VARIABLE UNIVERSAL LIFE - CV
            Flexible Premium Variable Universal Life Insurance Policy
                                   Issued By:
                     Midland National Life Insurance Company
                       One Midland Plaza o Sioux Falls, SD
                    57193 (605) 335-5700 (telephone) o (800)
                         272-1642 (toll-free telephone)
                    (605) 373-8557 (facsimile for transaction
                    requests) o (605) 335-3621 (facsimile for
                      administrative requests) through the
                    Midland National Life Separate Account A

Variable Universal Life - CV (the "policy") is a life insurance policy issued by Midland National Life Insurance Company. The policy:

      o provides insurance coverage with flexibility in death benefits and premiums;

      o pays a death benefit if the Insured person dies while the policy is still inforce;

      o can provide substantial policy fund build-up on a tax-deferred basis. However, there is no guaranteed policy fund for amounts You allocate to the investment divisions. You bear the risk of poor investment performance for those amounts.

      o lets You borrow against Your policy, withdraw part of the net cash surrender value, or completely surrender Your policy. There may be tax consequences to these transactions. Loans and withdrawals affect the policy fund, and may affect the death benefit.

After the first premium, You may decide how much Your premiums will be and how often You wish to pay them, within limits. You may also increase or decrease the amount of insurance protection, within limits.

Depending on the amount of premiums paid, this may or may not be a Modified Endowment Contract ("MEC"). If it is a MEC, then loans and withdrawals may have more adverse tax consequences.

You have a limited right to examine Your policy and return it to Us for a refund.


You may allocate Your policy fund to Our General Account and up to fifteen investment divisions. Each division invests in a specified mutual fund portfolio. The mutual fund portfolios are part of the following series funds or trusts:


1.        AIM Variable Insurance Funds,
2.        Alger American Fund,
3.        American Century Variable Portfolios, Inc.,
4.        Fidelity(R)Variable Insurance Products,
5.        Goldman Sachs Variable Insurance Trust,
6.        Lord Abbett Series Fund, Inc.,
7.        MFS(R)Variable Insurance Trusts,
8.        Neuberger Berman AMT Portfolios,
9.        PIMCO Variable Insurance Trust,
10.       Premier VIT,
11.       ProFunds VP,

12.       Van Eck Worldwide Insurance Trust, and
13.       Vanguard(R) Variable Insurance Funds

You can choose among the sixty-two investment divisions listed on the following page.


Your policy fund in the investment divisions will increase or decrease based on investment performance. You bear this risk. You could lose the amount You invest and lose Your insurance coverage due to poor investment performance. No one insures or guarantees any of these investments. Separate prospectuses describe the investment objectives, policies, and risks of the portfolios.

The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   May 1, 2008

                     SEPARATE ACCOUNT INVESTMENT PORTFOLIOS

-------------------------------------------------------------- ----------------------------------------------------------------

     AIM V.I. Financial Services Fund                               Lord Abbett Series Fund, Inc. America's Value Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------


     AIM V.I. Global Health Care Fund                               Lord Abbett Series Fund, Inc. Growth and Income
                                                                    Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------


     AIM V.I. International Growth Fund                             Lord Abbett Series Fund, Inc. International Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------


     Alger American Capital Appreciation Portfolio                  Lord Abbett Series Fund, Inc. Mid-Cap Value Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------


     Alger American LargeCap Growth Portfolio                       MFS(R)VIT Growth Series

-------------------------------------------------------------- ----------------------------------------------------------------


     Alger American Mid-Cap Growth Portfolio                        MFS(R)VIT New Discovery Series

-------------------------------------------------------------- ----------------------------------------------------------------


     American Century VP Capital Appreciation Fund                  MFS(R)VIT Research Series

-------------------------------------------------------------- ----------------------------------------------------------------


     American Century VP International Fund                         MFS(R)VIT Total Return Series

-------------------------------------------------------------- ----------------------------------------------------------------


     American Century VP Value Fund                                 MFS(R)VIT Utilities Series

-------------------------------------------------------------- ----------------------------------------------------------------


     Fidelity VIP Asset ManagerSM Portfolio                         Neuberger Berman AMT Regency Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------


     Fidelity VIP Asset Manager: Growth(R)Portfolio                 PIMCO VIT High Yield Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------


     Fidelity VIP Balanced Portfolio                                PIMCO VIT Real Return Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------


     Fidelity VIP Contrafund(R)Portfolio                            PIMCO VIT Small Cap StocksPLUS(R)TR Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------


     Fidelity VIP Equity-Income Portfolio                           PIMCO VIT StocksPLUS(R)Growth and Income Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------


     Fidelity VIP Freedom 2010 Portfolio                            PIMCO VIT Total Return Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------


     Fidelity VIP Freedom 2015 Portfolio                            Premier VIT OpCap Small Cap Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------


     Fidelity VIP Freedom 2020 Portfolio                            ProFund VP Japan

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    ProFund VP Oil & Gas
     Fidelity VIP Freedom 2025 Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    ProFund VP Small-Cap Value
     Fidelity VIP Freedom 2030 Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    ProFund VP Ultra Mid-Cap
     Fidelity VIP Freedom Income Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    Van Eck Worldwide Hard Assets Fund
     Fidelity VIP Growth & Income Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    Van Eck Worldwide Real Estate Fund
     Fidelity VIP Growth Opportunities Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    Vanguard(R) VIF Balanced Portfolio
     Fidelity VIP Growth Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    Vanguard(R) VIF High Yield Bond Portfolio
     Fidelity VIP High Income Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    Vanguard(R) VIF International Portfolio
     Fidelity VIP Index 500 Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    Vanguard(R) VIF Mid-Cap Index Portfolio
     Fidelity VIP Investment Grade Bond Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    Vanguard(R) VIF REIT Index Portfolio
     Fidelity VIP MidCap Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    Vanguard(R)VIF Short-Term Investment-Grade Portfolio
     Fidelity VIP Money Market Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    Vanguard(R) VIF Small Company Growth Portfolio
     Fidelity VIP Overseas Portfolio

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    Vanguard(R)VIF Total Bond Market Index Portfolio
     Goldman Sachs VIT Growth and Income Fund

-------------------------------------------------------------- ----------------------------------------------------------------

                                                                    Vanguard(R)VIF Total Stock Market Index Portfolio
     Goldman Sachs VIT Structured Small Cap Equity Fund

-------------------------------------------------------------- ----------------------------------------------------------------

This prospectus generally describes only the variable portion of the policy, except where the General Account is specifically mentioned.

Buying this policy might not be a good way of replacing Your existing insurance or adding more insurance if You already own a flexible premium variable life insurance policy.

You should read this prospectus carefully and keep it for future reference. You should also have and read the current prospectuses for the funds.


                                TABLE OF CONTENTS

POLICY BENEFITS / RISKS SUMMARY..............................................................................................9
      POLICY BENEFITS........................................................................................................9
            Death Benefits...................................................................................................9
            Flexible Premium Payments........................................................................................9
            No Lapse Guarantee Premium.......................................................................................9
            Benefits of the Policy Fund......................................................................................9
            Tax Benefits....................................................................................................10
            Policy Illustrations............................................................................................10
            Additional Benefits.............................................................................................10
            Your Right To Examine This Policy...............................................................................11
      POLICY RISKS..........................................................................................................11
            Investment Risk.................................................................................................11
            Surrender Charge Risk...........................................................................................11
            Withdrawing Money...............................................................................................11
            Risk of Lapse...................................................................................................11
            Tax Risks.......................................................................................................12
            Risk of Increases in Charges....................................................................................12
            Portfolio Risks.................................................................................................12
FEE TABLE...................................................................................................................12
SUMMARY OF VARIABLE UNIVERSAL LIFE -CV......................................................................................17
      DEATH BENEFIT OPTIONS.................................................................................................17
      FLEXIBLE PREMIUM PAYMENTS.............................................................................................18
      INVESTMENT CHOICES....................................................................................................18
      YOUR POLICY FUND......................................................................................................18
            Transfers.......................................................................................................19
            Policy Loans....................................................................................................19
            Withdrawing Money...............................................................................................19
            Surrendering Your Policy........................................................................................20
      DEDUCTIONS AND CHARGES................................................................................................20
            Deductions From Your Premiums...................................................................................20
            Deductions From Your Policy Fund................................................................................20
            Surrender Charge................................................................................................21
      ADDITIONAL INFORMATION ABOUT THE POLICIES.............................................................................21
            Your Policy Can Lapse...........................................................................................21
            Correspondence and Inquiries....................................................................................21
            State Variations................................................................................................22
            Tax-Free "Section 1035" Exchanges...............................................................................23
DETAILED INFORMATION ABOUT VUL - CV.........................................................................................23
      INSURANCE FEATURES....................................................................................................23
            How the Policies Differ From Whole Life Insurance...............................................................23
            Application for Insurance.......................................................................................23
            Death Benefit...................................................................................................24
            Notice and Proof of Death.......................................................................................25
            Payment of Death Benefits.......................................................................................25
            Maturity Benefit................................................................................................25
            Changes In Variable Universal Life - CV.........................................................................25
            Changing The Face Amount of Insurance...........................................................................26
            Changing Your Death benefit Option..............................................................................27
            When Policy Changes Go Into Effect..............................................................................27
            Flexible Premium Payments.......................................................................................27
            Allocation of Premiums..........................................................................................28
            Additional Benefits.............................................................................................29
      SEPARATE ACCOUNT INVESTMENT CHOICES...................................................................................37
            Our Separate Account And Its Investment Divisions...............................................................37
            The Funds.......................................................................................................37
            Investment Policies Of The Portfolios...........................................................................37
            Effects of Market Timing........................................................................................43
            Charges In The Funds............................................................................................43
      USING YOUR POLICY FUND................................................................................................43
            The Policy Fund.................................................................................................43
            Amounts In Our Separate Account.................................................................................44
            How We Determine The Accumulation Unit Value....................................................................44
            Policy Fund Transactions........................................................................................45
            Transfer Of Policy Fund.........................................................................................45
            Transfer Limitations............................................................................................46
            Dollar Cost Averaging...........................................................................................48
            Enhanced Dollar Cost Averaging (EDCA)...........................................................................49
            Portfolio Rebalancing...........................................................................................49
            Automatic Distribution Option...................................................................................49
            Policy Loans....................................................................................................50
            Withdrawing Money From Your Policy Fund.........................................................................51
            Surrendering Your Policy........................................................................................52
THE GENERAL ACCOUNT.........................................................................................................53
      DEDUCTIONS AND CHARGES................................................................................................54
            Deductions From Your Premiums...................................................................................54
            Charges Against The Separate Account............................................................................54
            Monthly Deduction From Your Policy Fund.........................................................................54
            Transaction Charges.............................................................................................56
            How Policy Fund Charges Are Allocated...........................................................................56
            Loan Charge.....................................................................................................57
            Surrender Charge................................................................................................57
            Portfolio Expenses..............................................................................................58
TAX EFFECTS.................................................................................................................59
      INTRODUCTION..........................................................................................................59
      TAX STATUS OF THE POLICY..............................................................................................59
      TAX TREATMENT OF POLICY BENEFITS......................................................................................59
            In General......................................................................................................59
            Modified Endowment Contracts ("MEC")............................................................................60
            Distributions Other Than Death Benefits from Modified Endowment Contracts.......................................60
            Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts.................61
            Investment in the Policy........................................................................................61
            Policy Loans....................................................................................................61
            Withholding.....................................................................................................62
            Life Insurance Purchases by Residents of Puerto Rico............................................................62
            Life Insurance Purchases by Nonresident Aliens and Foreign Corporations.........................................62
            Multiple Policies...............................................................................................62
            Continuation of Policy Beyond Age 100...........................................................................62
            Section 1035 Exchanges..........................................................................................63
            Accelerated Benefit Riders - Terminal Illness and Chronic Illness...............................................63
            Business Uses of Policy.........................................................................................63
            Employer-Owned Life Insurance Policies..........................................................................63
            Non-Individual Owners and Business Beneficiaries of Policies....................................................63
            Split-Dollar Arrangements.......................................................................................64
            Alternative Minimum Tax.........................................................................................64
            Estate, Gift and Generation Skipping Transfer Tax Considerations................................................64
            Economic Growth and Tax Relief Reconciliation Act of 2001.......................................................64
            Foreign Tax Credits.............................................................................................65
            Possible Tax Law Changes........................................................................................65
            Our Income Taxes................................................................................................65
ADDITIONAL INFORMATION ABOUT THE POLICIES...................................................................................65
      YOUR RIGHT TO EXAMINE THIS POLICY.....................................................................................65
      YOUR POLICY CAN LAPSE.................................................................................................66
      YOU MAY REINSTATE YOUR POLICY.........................................................................................66
      POLICY PERIODS AND ANNIVERSARIES......................................................................................66
      MATURITY DATE.........................................................................................................67
      WE OWN THE ASSETS OF OUR SEPARATE ACCOUNT.............................................................................67
      CHANGING THE SEPARATE ACCOUNT.........................................................................................67
      LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY...........................................................................68
      YOUR PAYMENT OPTIONS..................................................................................................69
            Lump Sum Payments...............................................................................................69
            Optional Payment Methods........................................................................................69
      YOUR BENEFICIARY......................................................................................................70
      ASSIGNING YOUR POLICY.................................................................................................70
      WHEN WE PAY PROCEEDS FROM THIS POLICY.................................................................................70
      CHANGE OF ADDRESS NOTIFICATION........................................................................................71
      YOUR VOTING RIGHTS AS AN OWNER........................................................................................71
      DISTRIBUTION OF THE POLICIES..........................................................................................72
      LEGAL PROCEEDINGS.....................................................................................................73
      FINANCIAL STATEMENTS..................................................................................................73
ILLUSTRATION................................................................................................................74
DEFINITIONS.................................................................................................................80

                         POLICY BENEFITS / RISKS SUMMARY

In this prospectus "Midland National", "We", "Our", "Us", and "Company" mean Midland National Life Insurance Company. "You" and "Your" mean the owner of the policy. We refer to the person who is covered by the policy as the "Insured" or "Insured Person", because the Insured person and the owner may not be the same.

There is a list of definitions at the end of this prospectus, explaining many words and phrases used here and in the actual insurance policy. In this prospectus, these words and phrases are generally in bold face type.

This summary describes the policy's important risks and benefits. The detailed information appearing later in this prospectus further explains the following Policy Benefits/Risks Summary. This summary must be read along with that detailed information. Unless otherwise indicated, the description of the policy in this prospectus assumes that the policy is inforce and that there is no outstanding policy loan.

POLICY BENEFITS

Death Benefits
Variable Universal Life - CV is life insurance on the Insured person. If the policy is inforce, We will pay a death benefit when the Insured person dies. You can choose between two death benefit options:

      o Option 1: death benefit equals the face amount of the insurance policy. This is sometimes called a "level" death benefit.

      o Option 2: death benefit equals the face amount plus the policy fund. This is sometimes called a "variable" death benefit.


The death benefit may be even greater in some circumstances. See "Death Benefit" on page 24.


We deduct any policy debt and unpaid charges before paying any benefits. The beneficiary can take the death benefit in a lump sum or under a variety of payment plans.

You may change the death benefit option You have chosen. You may also increase or decrease the face amount of Your policy, within certain limits.

Flexible Premium Payments

You may pay premiums whenever and in whatever amount You want, within certain limits. We require an initial premium at issue which is at least equal to one month's no lapse guarantee premium. The no-lapse guarantee premium is based on the policy's face amount and the Insured person's age, sex and underwriting class. We are not required to accept any premium or a premium payment of less than $50.00; however under current Company practice, if paid by monthly bank draft, We will accept a payment as low as $30.00. See "Flexible Premium Payments" on page 27.


No Lapse Guarantee Premium

During the no lapse guarantee period, Your policy will remain inforce as long as You meet the applicable no lapse guarantee premium requirements. See "Premium Provisions During The No Lapse Guarantee Period." on page 28.


Benefits of the Policy Fund

o Withdrawing Money from Your Policy Fund. You may make a partial withdrawal from Your policy fund. The current minimum withdrawal amount is $200. The maximum partial withdrawal You can make is 50% of Your net cash surrender value (the policy fund minus any surrender charge and minus any policy debt) in the first policy year and 90% of Your net cash surrender value in subsequent policy years. See "Withdrawing Money From Your Policy Fund" on page 51. There may be tax consequences for making a partial withdrawal. See "Tax Effects" on page 59.
o Surrendering Your Policy. You can surrender Your policy for cash and then We will pay You the net cash surrender value (the policy fund minus any surrender charge and minus any policy debt). There may be tax consequences for surrendering Your policy. See "Surrendering Your Policy" on page 52. See "Tax Effects" on page 59.
o Policy Loans. You may borrow up to 92% of Your cash surrender value (the policy fund less the surrender charge) minus any policy debt. Your policy will be the sole security for the loan. Your policy states a minimum loan amount, usually $200. See "Policy Loans" on page 50. Policy loan interest is not tax deductible on policies owned by an individual. There may be federal tax consequences for taking a policy loan. See "Tax Effects" on page 59.
o Transfers of Policy Fund. You may transfer Your policy fund among the investment divisions and between the General Account and the various investment divisions. Currently, We allow an unlimited number of free transfers. We reserve the right to charge a $25 fee for each transfer after the 12th in a policy year. We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific policy owners. There are additional limitations on transfers to and from the General Account. See "Transfer Of Policy Fund" on page 45.
o Dollar Cost Averaging ("DCA"). The DCA program enables You to make scheduled monthly transfers of a predetermined dollar amount from the DCA source account (any investment division or the General Account) into one or more of the investment divisions. The minimum monthly amount to be transferred using DCA is $200. See "Dollar Cost Averaging" on page 48.
o Enhanced Dollar Cost Averaging ("EDCA"). By current Company practice, We will pay an effective annual interest rate of 9% on Your declining balance in the General Account until the end of the first policy year on monies allocated into the EDCA program during the first four policy months. See "Enhanced Dollar Cost Averaging" on page 49.
o Portfolio Rebalancing. The Portfolio Rebalancing Option allows policyowners, who are not participating in a DCA program, to have Us automatically reset the percentage of policy fund allocated to each investment division to a pre-set level. At each policy anniversary, We will transfer amounts needed to "balance" the policy fund to the specified percentages selected by You. See "Portfolio Rebalancing" on page 49.
o Automatic Distribution Option. You can elect to receive automatic distributions of Your net cash surrender value on a monthly, quarterly, semi-annual or annual basis by filling out one form, and We will automatically process the necessary withdrawals and loans. See "Automatic Distribution Option" on page 49.


Tax Benefits
We intend for the policy to satisfy the definition of life insurance under the Internal Revenue Code. Therefore, the death benefit generally should be excludable from the gross income of its recipient. Similarly, You should not be deemed to be in constructive receipt of the policy value (the policy fund), and therefore should not be taxed on increases in the policy fund until You take out a loan or withdrawal, surrender the policy, or We pay the maturity benefit. In addition, transfers of policy funds (among the investment divisions and between the General Account and the various investment divisions) are not taxable transactions.


See "Tax Risks" on page 12 and "Tax Effects" on page 59. You should consult with and rely on a qualified tax advisor for assistance in all policy related tax matters.


Policy Illustrations
There are sample illustrations at the end of this prospectus showing policy fund values, cash surrender values, and death benefits for a hypothetical Insured based on certain assumptions. You should receive a personalized illustration that reflects Your particular circumstances. These hypothetical illustrations should help You to:

      o understand the long-term effects of different levels of investment performance,

      o     understand the charges and deductions under the policy, and

      o     compare the policy to other life insurance policies.



The hypothetical illustrations also show the value of the annual premium accumulated at interest and demonstrate that the cash surrender values may be very low (compared to the premiums accumulated at interest) if You surrender the policy in the early policy years. Therefore, You should not purchase the policy as a short-term investment or if You do not need the insurance protection. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or policy fund values. Your actual policy fund, cash surrender value, and death benefit amount will be different than the amounts shown in the hypothetical illustrations.

Additional Benefits

Your policy may have one or more supplemental benefits that are options or attached by rider to the policy. Each benefit is subject to its own requirements as to eligibility and additional cost. The additional benefits that may be available to You are:


o         Accidental Death Benefit Rider                          o         Flexible Disability Benefit Rider 2
o         Accelerated Benefit Rider - Terminal Illness            o         Guaranteed Insurability Rider
o         Accelerated Benefit Rider - Chronic Illness             o         Waiver of Charges Rider
o         Children's Insurance Rider 2                            o         Protected Flexibility Rider


Some of these benefits may have tax consequences and there are usually extra charges for them. Please consult Your tax advisor before selecting or exercising an additional benefit.

Your Right To Examine This Policy

For a limited period of time, as specified in Your policy, You have a right to examine and cancel the policy for any reason. See "YOUR RIGHT TO EXAMINE THIS POLICY" on page 65.


POLICY RISKS

Investment Risk
Your policy fund in the investment divisions will increase or decrease based on investment performance of the underlying portfolios. You bear this risk. During times of declining investment performance, the deduction of charges based on the net amount at risk could accelerate and further reduce Your policy fund in the investment divisions and the General Account. If You allocated net premium to the General Account, then We will credit Your policy fund in the General Account with a declared rate of interest. You assume the risk that the interest rate on the General Account may decrease, although it will never be lower then than a guaranteed minimum annual effective rate of 3%. No one insures or guarantees the policy fund allocated to the investments divisions. Separate prospectuses describe the investment objectives, policies, and risks of the portfolios. You should purchase the policy only if You have the financial ability to keep it inforce for a substantial period of time. You should not purchase the policy if You intend to surrender all or part of the policy value in the near future.

This policy is not suitable as a short-term investment.

Surrender Charge Risk

If You surrender Your policy for its net cash surrender value or let Your policy lapse during the surrender charge period prior to the 19th policy year after the date of issue or an increase in face amount, We will deduct a surrender charge. It is possible that You will receive no net cash surrender value, especially if You surrender Your policy in the first few policy years. See "Surrender Charge" on page 21.Taxes and a tax penalty may apply. See "Tax Effects" on page 59.


Withdrawing Money

If You make a partial withdrawal, We will deduct a withdrawal charge if You make more than one withdrawal in any given policy year. The maximum partial withdrawal You can make during the first policy year is 50% of the net cash surrender value; in any policy year thereafter it is 90% of the net cash surrender value. Taxes and a tax penalty may apply. See "Tax Effects" on page 59.


Risk of Lapse
Your policy can lapse if the net cash surrender value is not sufficient to pay the monthly deductions.


      o Planned Premium. You choose a planned periodic premium. But payment of the planned premiums may not ensure that Your policy will remain inforce. Additional premiums may be required to keep Your policy from lapsing. You need not pay premiums according to the planned schedule. Whether Your policy lapses or remains inforce can depend on the amount of Your policy fund (less any policy debt and surrender charge). The policy fund, in turn, depends on the investment performance of the investment divisions You select. (The policy fund also depends on the premiums You pay and the charges We deduct.) However, You can ensure that Your policy stays inforce during the no lapse guarantee period by paying premiums equal to those required to meet the no lapse guarantee premium amount requirements described in "Premium Provisions During The No Lapse Guarantee Period." on page 28. Nevertheless, the policy can lapse
            (1) during the no lapse guarantee period if You do not meet the no lapse guarantee premium requirements and (2) after the no lapse guarantee period no matter how much You pay in premiums, if the net cash surrender value is insufficient to pay the monthly deductions (subject to the grace period). See "YOUR POLICY CAN LAPSE" on page
            66. Taxes and a tax penalty may apply.

      o Policy Loans. Your loan may affect whether Your policy remains inforce. Your policy may lapse because the loaned amount cannot be used to cover the monthly deductions that are taken . If Your loan lowers the value of Your policy fund to a point where the monthly deductions are greater than Your policy's net cash surrender value, then the policy's lapse provision may apply. For more details see "Policy Loans" on page 50. Taxes and a tax penalty may apply.

      o Surrender Charge Period. If You allow Your policy to lapse during the surrender charge period, We will deduct a surrender charge.

Tax Risks
In order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, We believe that a policy issued on a standard rate class basis should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis and it is not clear whether such policies will in all cases satisfy the applicable requirements particularly if You pay the full amount of premiums under the policy.

Depending on the total amount of premiums You pay, the policy may be treated as a modified endowment contract under federal tax laws. If a policy is treated as a modified endowment contract, then surrenders, withdrawals, and loans under the policy will be taxable as ordinary income to the extent there are earnings in the policy. In addition, a 10% penalty tax may be imposed on surrenders, withdrawals, and loans taken before You reach age 59 1/2. If the policy is not a modified endowment contract, then distributions generally will be treated first as a return of basis or investment in the policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a policy that is not a modified endowment contract are subject to the 10% penalty tax.


This policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the policy without allowing the policy to lapse. The aim of this strategy is to continue borrowing from the policy until its contract value (i.e. the policy fund) is just enough to pay off the policy loans that have been taken out and then relying on the Protected Flexibility Rider to keep the policy in force until the death of the insured. Anyone contemplating taking advantage of this strategy should be aware that it involves several risks. First, if the death benefit under the Protected Flexibility Rider is lower than the policy's original death benefit, then the policy might become a MEC which could result in a significant tax liability attributable to the balance of any policy debt. Second, this strategy will fail to achieve its goal if the policy is a MEC or becomes a MEC after the periodic borrowing begins. Third, this strategy has not been ruled on by the Internal Revenue Service (the "IRS") or the courts and it may be subject to challenge by the IRS, since it is possible that loans under this policy may be treated as taxable distributions when the rider causes the policy to be converted to a fixed policy. In that event, assuming policy loans have not already been subject to tax as distributions, a significant tax liability could arise. Anyone considering using the policy as a source of tax-free income by taking out policy loans should, before purchasing the policy, consult with and rely on a competent tax advisor about the tax risks inherent in such a strategy.

See "Tax Effects" on page 59. You should consult a qualified tax advisor for assistance in all policy-related tax matters.


Risk of Increases in Charges
Certain fees and charges assessed against the policy are currently at levels below the guaranteed maximum levels. We may increase these fees and charges up to the guaranteed maximum level. If fees and charges are increased, the risk that the policy will lapse increases and You may have to increase the premiums to keep the policy inforce.

Portfolio Risks
A comprehensive discussion of the risks of each portfolio may be found in each portfolio's prospectus. Please refer to the portfolios' prospectuses for more information.

There is no assurance that any portfolio will achieve its stated investment objective.

                                                            Fee Table

The following tables describe the fees and expenses that You will pay when buying, owning, and surrendering the policy.  The first table describes the fees and expenses that You will pay at the time You make premium payments, take cash withdrawals, surrender the policy, exercise certain riders or transfer policy funds between investment divisions.
-----------------------------------------------------------------------------------------------------------------------------------
                                                         Transaction Fees
-----------------------------------------------------------------------------------------------------------------------------------
                Charge                    When Charge Is Deducted                          Amount Deductedi
                                                                     --------------------------------------------------------------
                                                                     --------------------------------------------------------------
                                                                           Maximum Guaranteed              Current Charge
                                                                                 Charge
-----------------------------------------------------------------------------------------------------------------------------------
Premium Charge                        Upon receipt of a premium      5.0% of each premium          5.0% in years 1-10.
                                      payment.                       payment in all policy years.

-----------------------------------------------------------------------------------------------------------------------------------
Civil Service Allotment Service       Upon receipt of a premium      $0.46 from each bi-weekly     $0.46 from each bi-weekly
Charge                                payment where Civil Service    premium payment.              premium payment.
                                      Allotment is chosen.
-----------------------------------------------------------------------------------------------------------------------------------

Surrender Chargeii                    At the time of surrender or    $12.00 up to $49.00 in the    $12.00 up to $49.00 in the
(Deferred Sales Charge)               lapse that occurs (a) during   first policy year per $1,000  first policy year per $1,000
                                      the first 19 policy years, or  of face amount.iii            of face amount.iii

Minimum and Maximum                   (b) during the first 19 policy
                                      years following any increase
                                      in face amount.

Charge for a male Insured issue age   At the time of surrender,      $20.00 per $1,000 of face     $20.00 per $1,000 of face
35 in the nontobacco premium class    lapse that occurs (a) during   amount.                       amount.
in the first policy year              the first 19 policy years, or
                                      (b) during the first 19 policy
                                      years following any increase
                                      in face amount.

-----------------------------------------------------------------------------------------------------------------------------------
Partial Withdrawal Charge             Upon partial withdrawal.       Lesser of $25 or 2% of        Lesser of $25 or 2% of the
                                                                     amount withdrawn on any       amount withdrawn on any
                                                                     withdrawal after the first    withdrawal after the first one
                                                                     one in any policy year.       in any policy year.
-----------------------------------------------------------------------------------------------------------------------------------
Transfer Fees                         Upon transfer of any money     $25 on each transfer after    $0 on all transfers.
                                      from the investment            the 12th transfer in any one
                                      divisions or the General       policy year.
                                      Account.
-----------------------------------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that You will pay periodically during the time that You own the policy, not including mutual fund portfolio fees and expenses.

-----------------------------------------------------------------------------------------------------------------------------------
                        Periodic Fees Related to Owning the Policy Other than Portfolio Operating Expenses
-----------------------------------------------------------------------------------------------------------------------------------
                Charge                    When Charge Is Deducted                          Amount Deductedi
                                                                     --------------------------------------------------------------
                                                                           Maximum Guaranteed              Current Charge
                                                                                 Charge
-----------------------------------------------------------------------------------------------------------------------------------

Cost of Insurance Deductioniv         On the policy date and on      $0.02 up to $35.30 per        $0.02 up to $28.54 per
                                      every monthly anniversary.     $1,000 of net amount at       $1,000 of net amount at riskv
Minimum and Maximum                                                  riskv  per month.             per month.


The current charge (as shown)
varies depending on Your initial face
amount of insurance.
-----------------------------------------------------------------------------------------------------------------------------------


Charges for a male Insured issue      On the policy date and on      $0.10 per $1,000 of net       $0.03 per $1,000 of net
age 35 in the nontobacco premium      every monthly anniversary.     amount at risk per month.     amount at risk per month.
class in the first policy year with
an initial face amount of $200,000

-----------------------------------------------------------------------------------------------------------------------------------

Per Policy Expense Charge             On the policy date and on      $12 per month in all policy   $12 per month in all policy
                                      every monthly anniversary.     years.                        years.

-----------------------------------------------------------------------------------------------------------------------------------

Per Unit Expense Charge               On the policy date and on      $0.01 up to $3.185 per        $0.01 up to $3.185 per month
                                      every monthly anniversary      month per $1,000 of           per $1,000 of specified face
                                                                     specified face amount of      amount of insurance in years
                                                                     insurance in all policy years.1-10 only



Charges for a male Insured issue                                     $0.095 per month per $1,000   $0.095 per month per $1,000
age 35 in the nontobacco premium                                     of specified face amount of   of specified face amount of
class in the first policy year with                                  insurance                     insurance
an initial face amount of $200,000

-----------------------------------------------------------------------------------------------------------------------------------
Percent of Policy Fund Charge         On the policy date and on      0.05% per month of the        0.05% per month of the policy
                                      every monthly anniversary      policy Separate Account       Separate Account assets

                                                                     assets and general account    and general account funds
                                                                     funds in policy years 1-10    in policy years 1 - 10 and
                                                                     and 0.0042% per month         0.0042% per month thereafter.
                                                                     thereafter (equivalent to
                                                                     annual rtes of 0.60% and
                                                                     0.05%, respectively).

-----------------------------------------------------------------------------------------------------------------------------------

Loan Interest Spreadvi                On policy anniversary or       5.00% (annually) in policy    2.00% (annually) in policy
                                      earlier, as applicable.vii     years 1-5; 0.00% (annually)   years 1-5; 0.00% (annually)

                                                                     thereafter. vi                thereafter. vi
-----------------------------------------------------------------------------------------------------------------------------------

Optional Rider Chargesviii

-----------------------------------------------------------------------------------------------------------------------------------
Accidental Death Benefit Rider       On rider policy date and each   $0.03 up to $0.09 per month   $0.03 up to $0.09 per month
                                     monthly anniversary             per $1,000 of Accidental      per $1,000 of Accidental
Minimum and Maximum                  thereafter.                     Death Benefit selected.       Death Benefit selected.

Charge for a male Insured attained   On rider policy date and each   $0.07 per month per $1,000    $0.07 per month per $1,000
age 35 in the nontobacco premium     monthly anniversary             of Accidental Death Benefit.  of Accidental Death Benefit.
class in the first policy year       thereafter.
following the rider policy date
-----------------------------------------------------------------------------------------------------------------------------------
Accelerated Benefit Rider -            At the time a benefit is paid            $200.00                        $200.00
Terminal Illness                      out.
-----------------------------------------------------------------------------------------------------------------------------------
Accelerated Benefit Rider -            At the time a benefit is paid            $200.00                        $200.00
Chronic Illness                       out.
-----------------------------------------------------------------------------------------------------------------------------------

Children's Insurance Rider 2           On rider policy date and      $0.50 per month per $1,000     $0.50 per month per $1,000
                                      each monthly anniversary       of Children's Insurance       of Children's Insurance
                                      thereafter.                    benefit.ix                    benefit.

-----------------------------------------------------------------------------------------------------------------------------------

Flexible Disability Benefit Rider 2   On rider policy date and       $0.27 up to $0.80 per month   $0.27 up to $0.80 per month
                                      each monthly anniversary       per $10 of monthly benefit.   per $10 of monthly benefit.
                                      thereafter until the policy

Minimum and Maximum                   anniversary on which the
                                      Insured reaches attained age
                                      60.
-----------------------------------------------------------------------------------------------------------------------------------


Charge for a male Insured issue age
35 in the nontobacco premium class.   On rider policy date and       $0.40 per month per $10 of    $0.40 per month per $10 of
                                      each monthly anniversary       monthly benefit.              monthly benefit.
                                      thereafter until the policy
                                      anniversary on which the
                                      Insured reaches attained age
                                      60.
-----------------------------------------------------------------------------------------------------------------------------------
Guaranteed Insurability Rider         On rider policy date and       $0.05 up to $0.17 per month   $0.05 up to $0.17 per $1,000
                                      each monthly anniversary       per $1,000 of Guaranteed      of Guaranteed Insurability
                                      thereafter.                    Insurability benefit elected. benefit elected.
Minimum and Maximum

Charge for a male Insured issue age   On rider policy date and       $0.17 per month per unit of   $0.17 per month per unit of
35 in the nontobacco premium class    each monthly anniversary       Guaranteed Insurability       Guaranteed Insurability Rider.
                                      thereafter.                    Rider.

-----------------------------------------------------------------------------------------------------------------------------------
Waiver of Charges Rider               On rider policy date and       $0.01 up to $0.12 per month   $0.01 up to $0.12 per month
                                      each monthly anniversary       per $1,000 of face amount.    per $1,000 of face amount.
                                      thereafter.
Minimum and Maximum
Charge for a male Insured issue age   On rider policy date and       $0.01 per month per $1,000    $0.01 per month per $1,000
35 in the nontobacco premium class    each monthly anniversary       of face amount.               of face amount.
in the first policy year              thereafter.
-----------------------------------------------------------------------------------------------------------------------------------

Protected Flexibility Rider           Not Applicable - no charge     Not Applicable - no charge    Not Applicable - no charge
                                      for this rider                 for this rider                for this rider

-----------------------------------------------------------------------------------------------------------------------------------
i Some of these charges are rounded off in the accordance with regulations of the U.S. Securities and Exchange Commission.
Actual charges may be somewhat higher or lower.

ii The surrender charge varies based upon the sex, issue age, and rating class of the Insured person on the issue date.  The surrender charges shown in the table may not be representative of the charges that You will pay.  Your policy's data page will indicate the surrender charge applicable to Your policy.  For more detailed information concerning Your surrender charges, please contact Our Executive Office.

iii These charges decrease gradually in policy years 2 through 19 to $0.00 for policy years 20 and thereafter.  An increase in face amount establishes a new surrender charge schedule for the amount of the increase in face amount based upon the attained age and rating class at the time the face amount increase becomes effective.

iv The cost of insurance rate varies based upon the sex, attained age, and rating class of the Insured person at the time of the charge.  The cost of insurance deductions shown in the table may not be representative of the charges that You will pay.  Your policy's data page will indicate the maximum guaranteed cost of insurance deduction applicable to Your policy.  For more detailed information concerning Your cost of insurance deductions, please contact Our Executive Office.

v As of any monthly anniversary, the net amount at risk is the death benefit less the policy fund  (after all deductions for that monthly anniversary, except the cost of insurance deduction).

vi The Loan Interest Spread is the difference between the amount of interest We charge You for a loan (guaranteed not to exceed a maximum of 8.00% annually) and the amount of interest We credit to the amount in Your loan account (which is
3.00% annually).

vii While a policy loan is outstanding, loan interest is charged in arrears on each policy anniversary or, if earlier, on the date of loan repayment, policy lapse, surrender, policy termination, or the Insured's death.

viii Charges for these riders may vary based on the policy duration, Insured's issue or attained age, sex, risk class, and benefit amount.  Charges based on attained age may increase as the Insured ages.  The rider charges shown in the table may not be typical of the charges You will pay.  Your policy's specification page will indicate the rider charges applicable to Your policy, and more detailed information concerning these rider charges is available upon request from Our Executive Office.

ix Regardless of the number of children or their age, through age 18.


The next item shows the lowest and highest total operating expenses deducted from portfolio assets (before waiver or reimbursement) during the fiscal year ended December 31, 2007. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio's fees and expenses is contained in the prospectus for each portfolio.


Total Annual Portfolio Operating Expenses:

------------------------------------------------------------------------- --------------------- ----- ---------------------

                                                                                 Lowest                     Highest
------------------------------------------------------------------------- --------------------- ----- ---------------------

Total Annual Portfolio Operating Expenses1
(total of all expenses that are deducted from portfolio assets, including management fees, distribution or service fees (12b-1 fees),
and other expenses)                                                               0.10%          -           1.77%

------------------------------------------------------------------------- --------------------- ----- ---------------------

Net Annual Portfolio Operating Expenses After Contractual Waivers and
Reimbursements 2 (expenses that are deducted from portfolio assets, including management fees, 12b-1 fees and other
expenses)                                                                        0.10%           -            1.66%

------------------------------------------------------------------------- --------------------- ----- ---------------------
1 The portfolio expenses used to prepare this table were provided to Midland
National Life by the funds or their fund managers. Midland National Life has not independently verified such information. The expenses reflect those incurred as of December 31, 2007. Current or future expenses may be greater or less than those shown.

2 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for the ProFunds VP Ultra Mid-Cap portfolio that requires a portfolio investment advisor to reimburse or waive certain portfolio expenses through the fiscal year ending December 31, 2008.


These fees and expenses are paid out of the assets of the portfolio companies. A comprehensive discussion of the risks, charges and expenses of each portfolio Company may be found in the portfolio Company's prospectus. You can obtain a current copy of the portfolio companies' prospectuses by contacting to Us at:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                              Phone: (800) 272-1642
                               Fax: (605) 335-3621

For information concerning compensation paid for the sale of the policies, see "DISTRIBUTION OF THE POLICIES" on page 72.

                     SUMMARY OF VARIABLE UNIVERSAL LIFE -CV

DEATH BENEFIT OPTIONS

Variable Universal Life - CV provides life insurance on the Insured person. If the policy is inforce We will pay a death benefit when the Insured person dies. You can choose between two death benefit options:

      o Option 1: death benefit equals the face amount of the insurance policy. This is sometimes called a "level" death benefit.

      o Option 2: death benefit equals the face amount plus the policy fund. This is sometimes called a "variable" death benefit.


The death benefit may be even greater in some circumstances. See "Death Benefit" on page 24.


We deduct any policy debt and unpaid charges before paying any benefits. The beneficiary can take the death benefit in a lump sum or under a variety of payment plans.

The minimum face amount is generally $50,000. However, for:

      o Insured persons, age 0 to 14, non tobacco; and age 45 to 75, all classes at issue, the minimum face amount is $25,000;

      o Insured persons, age 20 to 44 at issue who are in the preferred plus non-tobacco, preferred non-tobacco or the preferred tobacco classes, the minimum face amount is $100,000.

You may change the death benefit option You have chosen. You may also increase or decrease the face amount of Your policy, within limits.

FLEXIBLE PREMIUM PAYMENTS

You may pay premiums whenever and in whatever amount You want, within certain limits. We require an initial premium at issue which is at least equal to one month's no lapse guarantee premium. The no-lapse guarantee premium is based on the policy's face amount and the Insured person's age, sex and underwriting class. We are not required to accept any premium or a premium payment of less than $50.00; however under current Company practice, if paid by monthly bank draft, We will accept a payment as low as $30.00.


You choose a planned periodic premium. But payment of the planned premiums may not ensure that Your policy will remain inforce. Additional premiums may be required to keep Your policy from lapsing. You need not pay premiums according to the planned schedule. Whether Your policy lapses or remains inforce can depend on the amount of Your policy fund (less any policy debt and surrender charge). The policy fund, in turn, depends on the investment performance of the investment divisions You select. (The policy fund also depends on the premiums You pay and the charges We deduct.) However, You can ensure that Your policy stays inforce during the no lapse guarantee period by paying premiums at least equal to those required to meet the accumulated no lapse guarantee premium requirements described in "Premium Provisions During The No Lapse Guarantee Period." on page 28.


INVESTMENT CHOICES


You may allocate Your policy fund to up to fifteen of the sixty-two investment divisions.

You bear the complete investment risk for all amounts allocated to any of these investment divisions. For more information, see "The Funds" on page 37. You may also allocate Your policy fund to Our General Account, where We guarantee the safety of principal and a minimum interest rate. See the "THE GENERAL ACCOUNT" on page 53.


YOUR POLICY FUND


Your policy fund begins with Your first premium payment. From Your premium We deduct a premium charge, any per premium expenses, and the first monthly deduction as described in the "Deductions From Your Premiums" section on page 54 and "Monthly Deduction From Your Policy Fund" on page 54. The balance of the premium is Your beginning policy fund.


Your policy fund reflects:

      o     the amount and frequency of premium payments,

      o deductions for the cost of insurance, additional benefits and other charges,

      o     the investment performance of Your chosen investment divisions,

      o     interest earned on amounts allocated to the General Account,

      o     the impact of loans, and

      o     the impact of partial withdrawals.


There is no guaranteed policy fund for amounts allocated to the investment divisions. See "The Policy Fund" on page 43.


Transfers

You may transfer Your policy fund among the investment divisions and between the General Account and the various investment divisions. We require a minimum amount for each transfer, usually $200. Currently, We allow an unlimited number of free transfers. We reserve the right to charge a $25 fee after the 12th transfer in a policy year. There are additional limitations on transfers to and from the General Account. See "Transfer Of Policy Fund" on page 45. Completed transfer requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed transfer request after the close of regular trading on the New York Stock Exchange, We will process the transfer request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange. We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific policy owners.


Policy Loans

You may borrow up to 92% of Your net cash surrender value (the policy fund less the surrender charge minus any policy debt). Your policy will be the sole security for the loan. Your policy states a minimum loan amount, usually $200. Policy loan interest accrues daily at an annual adjusted rate. See "Policy Loans" on page 50. Policy loan interest is not tax deductible on policies owned by an individual. There may be federal tax consequences for taking a policy loan. See "Tax Effects" on page 59.

If You use a third party registered investment advisor, in connection with allocations among the investment divisions, You can request that We take loans from Your policy to pay the advisory fees provided We have received documentation from You and Your advisor. This does not constitute Us providing investment advice. Before taking a policy loan, You should consult a tax advisor to consider the tax consequences of a loan on Your life insurance policy. See "Tax Effects" on page 59.


Withdrawing Money

You may make a partial withdrawal from Your policy fund. The current minimum withdrawal amount is $200. The maximum partial withdrawal You can make in the first policy year is 50% of Your net cash surrender value; thereafter it is 90% of the net cash surrender value. The net cash surrender value is the policy fund minus any surrender charge minus any policy debt. Withdrawals are subject to other requirements. If You make more than one withdrawal in a policy year, then We deduct a service charge (no more than $25) for each subsequent withdrawal. See "Withdrawing Money From Your Policy Fund" on page 51. Withdrawals and surrenders may have negative tax effects. See "Tax Effects" on page 59. Completed partial withdrawal requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed partial withdrawal request after the close of regular trading on the New York Stock Exchange, We will process the partial withdrawal request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.


Surrendering Your Policy

You can surrender Your policy for cash and then We will pay You the net cash surrender value. A surrender charge will be deducted if You surrender Your policy or allow it to lapse during the surrender charge period. It is possible that You will receive no net cash surrender value if you surrender Your policy, especially in the first few policy years. See "Surrendering Your Policy" on page
52. Taxes and a tax penalty may apply. See "Tax Effects" on page 59.


Completed surrender requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed surrender request after the close of regular trading on the New York Stock Exchange, We will process the surrender request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

DEDUCTIONS AND CHARGES

Deductions From Your Premiums

For most policies We deduct a 5% premium charge from each premium payment. The premium charge is based on the initial face amount at the time of issue and does not increase or decrease if there is a subsequent change in the face amount of the policy. Currently, We intend to eliminate this premium charge after 10 policy years. (This elimination is not guaranteed.) This charge partially reimburses Us for the selling and distribution costs of this policy and for premium taxes We pay. If You elect to pay premiums by Civil Service Allotment, We also deduct a 46(cent) (forty-six cents) service charge from each bi-weekly premium payment. See "Deductions From Your Premiums" on page 54.


Deductions From Your Policy Fund
Certain amounts are deducted from Your policy fund monthly. These are:


      o     an per policy expense charge of $12.00.

      o a cost of insurance deduction. The amount of this charge is based on the Insured person's attained age, sex, risk class, and the amount of insurance under Your policy; and

      o A per unit expense charge that varies depending on the insured's issue age, sex and underwriting class; and

      o     A percent of policy fund charge that varies by policy duration; and

      o     charges for additional benefits.

In addition, We deduct fees when You make:

      o a partial withdrawal of net cash surrender value more than once in a policy year; or

      o more than twelve transfers a year between investment divisions (We currently waive this charge.)


For more information on these deductions see "Monthly Deduction From Your Policy Fund" on page 54.


Surrender Charge

We deduct a surrender charge only if You surrender Your policy for its net cash surrender value or let Your policy lapse during the surrender charge period (this period is 19 policy years from the date of issue or an increase in face amount). If You keep this policy inforce for the surrender charge period, then You will not incur a surrender charge.

The surrender charge varies by the issue age and sex of the Insured at the time of issue. The per $1,000 of face amount surrender charge is highest in the first year of Your policy and decreases to $0.00 after the end of the surrender charge period (this period is 19 policy years after the date of issue or an increase in face amount). For example, a male with an issue age of 35 will have a first year surrender charge of $18.05 per $1,000 of face amount, but a male issue age 65 will have a first year surrender charge of $48.00 per $1,000 of face amount. The maximum first year surrender charge for all issue ages, sexes, and classes is $49.00 per $1,000 of face amount. The $49.00 per $1,000 of face amount surrender charge occurs for females issued in the range of ages 70 through 75..

The surrender charge at the time of surrender is determined by multiplying the surrender charge listed in Your policy form, for the appropriate policy year, times the appropriate face amount of insurance and dividing by 1,000. If You decrease Your face amount after Your policy is issued, the surrender charge will not change. If You increase Your face amount after Your policy is issued, We will send You an endorsement, which specifies a new surrender charge and a new 19 year surrender charge period for the amount of the increase. See "Surrender Charge" on page 57 for a full description of how the new surrender charges are determined for a face amount increase and for examples of the surrender charges for various issue ages, sexes and classes.


ADDITIONAL INFORMATION ABOUT THE POLICIES

Your Policy Can Lapse

Your policy remains inforce if the net cash surrender value can pay the monthly deductions. In addition, during the no lapse guarantee period Your policy will remain inforce as long as You meet the applicable no lapse guarantee premium requirements. However, the policy can lapse (1) during the no lapse guarantee period if You do not meet the no lapse guarantee premium requirements and (2) after the no lapse guarantee period no matter how much You pay in premiums, if the net cash surrender value is insufficient to pay the monthly deductions (subject to the grace period). See "YOUR POLICY CAN LAPSE" on page 66.


Correspondence and Inquiries
You can write to Us at Our Executive Office to pay premiums, send correspondence or take any other action such as transfers between investment divisions, or changes in face amount, regarding Your policy. Our Executive Office is located at:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                                 (800) 272-1642

You may send correspondence and transaction requests to Us at Our Executive Office. If You are submitting an administrative request, please fax it to (605) 335-3621. Any administrative requests sent to another number or address may not be considered received in Our Executive Office and will not receive that day's price. Some examples of administrative requests would be:

o         Partial Withdrawals
o         Ownership changes
o         Beneficiary changes
o         Collateral Assignments
o         Address changes
o         Loan/Surrender requests
o         Request for general policy information.

If You are submitting a transaction request, please fax it to (605) 373-8557. Any transaction requests sent to another number or address may not be considered received in Our Executive Office and will not receive that day's price. Some examples of transaction requests would be:

o         Transfers among funds
o         Fund or General Account additions/deletions
o         Premium allocation changes
o         Monthly deduction changes
o         Dollar Cost Averaging set-up
o         Portfolio rebalancing set-up


The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request. We may record all telephone requests. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. The procedures We follow for transactions initiated by telephone may include requirements that callers identify themselves and the policy owner by name, social security number, date of birth of the owner or the Insured, or other identifying information. We only allow certain transaction requests to be made with a telephone request. Currently, We only allow interfund transfers to be made with a telephone request. All partial withdrawal, surrender and loan requests must be made in writing to Our Executive Office. Accordingly, We disclaim any liability for losses resulting from allegedly unauthorized facsimile or telephone requests that We believe are genuine. Facsimile and telephone correspondence and transaction requests may not always be available. Facsimile and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay Our receipt of Your request. If You are experiencing problems, You should make Your correspondence and transaction request in writing. There are risks associated with requests made by facsimile or telephone when the original request is not sent to Our Executive Office. You bear these risks.


State Variations
Certain provisions of the policies may be different than the general description in the prospectus, and certain riders and options may not be available, because of legal restrictions in Your state. See Your policy for specific variations since any such variations will be included in Your policy or in riders or endorsements attached to Your policy. See Your agent or contact Our Executive Office for additional information that may be applicable to Your state.

Tax-Free "Section 1035" Exchanges

You can generally exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, You should compare both policies carefully. Remember that if You exchange another policy for the one described in this prospectus, You might have to pay a surrender charge and income taxes, including a possible penalty tax, on Your old policy, and there will be a new surrender charge period for this policy and other charges may be higher (or lower) and the benefits may be different. You should not exchange another policy for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not just better for the person trying to sell You this policy (that person will generally earn a commission if You buy this policy through an exchange or otherwise). You should consult with and rely on a tax advisor if you are considering a policy exchange. See "Tax Effects" on page 59.


                       DETAILED INFORMATION ABOUT VUL - CV

INSURANCE FEATURES

This prospectus describes Our Variable Universal Life - CV policy. There may be contractual variances because of requirements of the state where Your policy is delivered.

How the Policies Differ From Whole Life Insurance
Variable Universal Life - CV provides insurance coverage with flexibility in death benefits and premium payments. It enables You to respond to changes in Your life and to take advantage of favorable financial conditions. The policy differs from traditional whole life insurance because You may choose the amount and frequency of premium payments, within limits.

In addition, Variable Universal Life - CV has two types of death benefit options. You may switch back and forth between these options. The policy also allows You to change the face amount without purchasing a new insurance policy. However, evidence of insurability may be required.

Variable Universal Life - CV is "variable" life insurance because the policy fund and other benefits will vary up or down depending on the investment performance of the investment divisions that You select. You bear the risk of poor investment performance, but You get the benefit of good performance.

Application for Insurance
To apply for a policy You must submit a completed application. We decide whether to issue a policy based on the information in the application and Our standards for issuing insurance and classifying risks. If We decide not to issue a policy, then We will return the sum of premiums paid plus interest credited. The maximum issue age is 75.

There may be delays in Our receipt of applications that are outside of Our control because of the failure of the selling broker-dealer or life insurance agent to forward the application to Us promptly, or because of delays in determining that the policy is suitable for You. Any such delays will affect when Your policy can be issued and when Your net premium is allocated among Our General Account and/or investment divisions.

We offer other variable life insurance policies that have different death benefits, policy features, and optional benefits. However, these other policies also have different charges that would affect Your investment performance and policy fund. To obtain more information about these other policies, contact Our Executive Office.

Death Benefit
As long as Your policy remains inforce, We will pay the death benefit to the beneficiary when the Insured dies (outstanding indebtedness will be deducted from the proceeds).

As the owner, You may choose between two death benefit options:

      o Option 1 provides a benefit that equals the face amount of the policy. This "level" death benefit is for owners who prefer insurance coverage that does not vary in amount and has lower insurance charges. Except as described below, the Option 1 death benefit is level or fixed at the face amount.

      o Option 2 provides a benefit that equals the face amount of the policy plus the policy fund on the day the Insured person dies. This "variable" death benefit is for owners who prefer to have investment performance reflected in the amount of their insurance coverage. Under Option 2, the value of the death benefit fluctuates with Your policy fund.

Under either option, the length of time Your policy remains inforce depends on the net cash surrender value of Your policy and whether You meet the no lapse guarantee period requirements. Your coverage lasts as long as Your net cash surrender value can cover the monthly deductions from Your policy fund. In addition, during the no lapse guarantee period, Your policy remains inforce if the sum of Your premium payments (minus any loans or withdrawals) is greater than the sum of the monthly no lapse guarantee premiums for all of the policy months since the policy was issued. The investment performances of the investment divisions and the interest earned in the General Account affect Your policy fund. Therefore, the returns from these investment options can affect the length of time Your policy remains inforce.

Under both options, federal tax law may require a greater benefit. The guideline minimum death benefit is the minimum death benefit Your policy must have to qualify as life insurance under section 7702 of the Internal Revenue Code. The policy has two death benefit qualification tests - the cash value accumulation test and the guideline minimum premium test. You must choose a test on Your application and, once chosen, You can never change Your test.


These tests determine the guideline minimum death benefit. If You do not want limits (subject to Company minimums and maximums and the policy becoming a Modified endowment contract), on the amount of premium You can pay into the policy, the cash value accumulation test is usually the best choice. Under the cash value accumulation test, the minimum death benefit is the accumulation value of Your policy (Your policy fund) multiplied by a net single premium factor. A table of net single premium factors and some examples of how they work are in the statement of additional information which is available free upon request (see back cover).


The guideline premium test will usually result in a lower minimum death benefit than the cash value accumulation test. Your choice depends on the premiums You want to pay. THE GUIDELINE PREMIUM TEST IS THE DEFAULT TEST FOR YOUR POLICY, AND HISTORICALLY HAS BEEN THE MORE POPULAR CHOICE. Under the guideline premium test, the guideline minimum death benefit is the accumulation value of Your policy (Your policy fund) times a death benefit percentage. The death benefit percentage varies by the attained age of the insured(s) at the start of the policy year and declines as the Insured gets older (this is referred to as the "corridor" percentage). The minimum death benefit will be Your policy fund on the day the Insured dies multiplied by the corridor percentage for his or her age. For this purpose, age is the attained age (last birthday) at the beginning of the policy year of the Insured's death. A table of corridor percentages and some examples of how they work are in the statement of additional information, which is available free upon request (see back cover).

The investment performances of the investment divisions and the interest earned in the General Account affect Your policy fund. Therefore, the returns from these investment options can affect the length of time Your policy remains inforce.

The minimum initial face amount generally is $50,000. For issue ages 0 to 14 in the non-tobacco class, and for issue ages 45 - 75 the minimum face amount is $25,000. For issue ages 20 to 44 in the preferred plus non-tobacco, the preferred tobacco, and the preferred non-tobacco rate classes, the minimum face amount is $100,000.

Notice and Proof of Death
We require satisfactory proof of the Insured person's death before We pay the death benefit. That can be a certified copy of a death certificate, a written statement by the attending physician, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to Us.

Payment of Death Benefits
In most cases, when a death benefit is paid in a lump sum We will pay the death benefit by establishing an interest bearing account, called the "Midland Access Account", for the beneficiary, in the amount of the death benefit proceeds. We will send the beneficiary a checkbook and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The Midland Access Account is part of Our General Account. It is not a bank account and it is not Insured by the FDIC or any government agency. As part of Our General Account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Midland Access Account.

Maturity Benefit

If the Insured person is still living on the maturity date, We will pay the owner the policy fund less any outstanding loans. The policy will then end. The maturity date is the policy anniversary after the Insured person's 120th birthday. In certain circumstances, You may extend the maturity date (doing so may have tax consequences). See "MATURITY DATE" on page 67. See "Tax Effects" on page 59.


Changes In Variable Universal Life - CV
Variable Universal Life - CV gives You the flexibility to choose from a variety of strategies that enable You to increase or decrease Your insurance protection.

A reduction in face amount lessens the emphasis on a policy's insurance coverage by reducing both the death benefit and the amount of pure insurance provided. The amount of pure insurance is the difference between the policy fund and the death benefit. This is the amount of risk We take. A reduced amount at risk results in lower cost of insurance deductions from Your policy fund.

A partial withdrawal reduces the policy fund and may reduce the death benefit, while providing You with a cash payment, but generally does not reduce the amount at risk. Choosing not to make premium payments may have the effect of reducing the policy fund. Under death benefit option 1, reducing the policy fund increases the amount at risk (thereby increasing the cost of insurance deductions) while leaving the death benefit unchanged; under death benefit option 2, it decreases the death benefit while leaving the amount at risk unchanged.

Increases in the face amount have the exact opposite effect of decreases.

Changing The Face Amount of Insurance
You may change the face amount of Your policy by submitting a fully completed policy change application to Our Executive Office. You can only change the face amount twice each policy year. All changes are subject to Our approval and to the following conditions.

For increases:

      o     Increases in the face amount must be at least $25,000.

      o To increase the face amount, You must provide a fully completed policy change application and satisfactory evidence of insurability. If the Insured person has become a more expensive risk, then We charge higher cost of insurance fees for the additional amounts of insurance (We reserve the right to change this procedure in the future).

      o Monthly cost of insurance deductions from Your policy fund will increase. These begin on the date the face amount increase takes effect.

      o The right to examine this policy does not apply to face amount increases. (It only applies when You first purchase the policy.)

      o There will be an increase in the no lapse guarantee premium requirement.

      o A new surrender charge period and surrender charge increase will apply to the face amount increase.


For decreases:

      o     The surrender charge remains unchanged at the time of decrease.

      o You cannot reduce the face amount below the minimum issue amounts at the time of reduction as noted on the schedule of policy benefits page of Your policy.

      o Monthly cost of insurance deductions from Your policy fund will decrease.


      o The federal tax law may limit a decrease in the face amount. If that limit applies, then Your new death benefit will be Your policy fund multiplied by the corridor percentage the federal tax law specifies for the Insured's age at the time of the change.

      o If You request a face amount decrease after You have already increased the face amount at substandard (i.e., higher) cost of insurance deductions, and the original face amount was at standard cost of insurance deductions, then We will first decrease the face amount that is at substandard higher cost of insurance deductions. We reserve the right to change this procedure.

      o There will be no decrease in the no lapse guarantee premium requirement.


Changing the face amounts may have tax consequences. You should consult a tax advisor before making any change. See "Tax Effects" on page 59.


Changing Your Death benefit Option
You may change Your death benefit option from option 1 to option 2 by submitting a fully completed policy change application to Our Executive Office. We require satisfactory evidence of insurability to make this change. If You change from option 1 to option 2, the face amount decreases by the amount of Your policy fund on the date of the change. This keeps the death benefit and net amount at risk the same as before the change. We may not allow a change in death benefit option if it would reduce the face amount below the minimum issue amount, as noted on the schedule of policy benefits page of Your policy.

You may change Your death benefit option from option 2 to option 1 by sending a written request to Our Executive Office. If You change from option 2 to option 1, then the face amount increases by the amount of Your policy fund on the date of the change. These increases and decreases in face amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk. This is the amount on which the cost of insurance deductions are based.


Changing the death benefit option may have tax consequences. You should consult a tax advisor before making any change. See "Tax Effects" on page 59.


When Policy Changes Go Into Effect
Any changes in the face amount or the death benefit option will go into effect on the monthly anniversary after the date We approve Your request. After Your request is approved, You will receive a written notice showing each change. You should attach this notice to Your policy. We may also ask You to return Your policy to Us at Our Executive Office so that We can make a change. We will notify You in writing if We do not approve a change You request. For example, We might not approve a change that would disqualify Your policy as life insurance for income tax purposes.


Policy changes may have negative tax consequences. See "Tax Effects" on page 59. You should consult a tax advisor before making any change.


Flexible Premium Payments
You may choose the amount and frequency of premium payments, within the limits described below.

Even though Your premiums are flexible, Your Schedule of Policy Benefits page will show a "planned" periodic premium. You determine the planned premium when You apply and can change it at any time. You will specify the frequency to be on a quarterly, semi-annual or annual basis. Planned periodic premiums may be monthly if paid by pre-authorized check. Premiums may be bi-weekly if paid by Civil Service Allotment. The planned premiums may not be enough to keep Your policy inforce. If You decide to make bi-weekly premium payments, We will assess the Civil Service Allotment Service Charge of $0.46 per bi-weekly premium.

The insurance goes into effect when We receive Your initial minimum premium payment (and approve Your application). We determine the initial minimum premium based on:

   1)     the age, sex, and premium class of the Insured,
   2)     the initial face amount of the policy, and
   3)     any additional benefits selected.

All premium payments should be payable to Midland National. After Your first premium payment, all additional premiums should be sent directly to Our Executive Office.

We will send You premium reminders based on Your planned premium schedule. You may make the planned payment, skip the planned payment, or change the frequency or the amount of the payment. Generally, You may pay premiums at any time. Amounts must be at least $50, unless made by a pre-authorized check. Under current Company practice, amounts made by a pre-authorized check can be as low as $30.

Payment of the planned premiums does not guarantee that Your policy will stay inforce. Additional premium payments may be necessary. The planned premiums increase when the face amount of insurance increases

If You send Us a premium payment that would cause Your policy to cease to qualify as life insurance under federal tax law, We will notify You and return that portion of the premium that would cause the disqualification.


Premium Provisions During The No Lapse Guarantee Period.

During the no lapse guarantee period, You can keep Your policy inforce by meeting a no lapse guarantee premium requirement. This period lasts until the later of attained age 70 or 5 years from the policy issue date. A monthly no lapse guarantee premium is shown on Your Schedule of Policy Benefits. (This is not the same as the planned premiums.) The no lapse guarantee premium requirement will be satisfied if the sum of premiums You have paid, less Your loans and withdrawals, is equal to or greater than the sum of the monthly no lapse guarantee premiums required on each monthly anniversary. The no lapse guarantee premium increases when the face amount increases.


During the minimum no lapse guarantee period, Your policy will enter a grace period and lapse if:

      o the net cash surrender value cannot cover the monthly deductions from Your policy fund; and

      o the total premiums You have paid, less Your loans and withdrawals, are less than the total monthly no lapse guarantee premiums required to that date.

Remember that the net cash surrender value is Your policy fund minus any surrender charge and minus any outstanding policy debt.

This policy lapse can occur even if You pay all the planned premiums.

Premium Provisions After The No Lapse Guarantee Period.
After the no lapse guarantee period, Your policy will enter a grace period and lapse if the net cash surrender value cannot cover the monthly deductions from Your policy fund. Paying Your planned premiums may not be sufficient to maintain Your policy because of investment performance, charges and deductions, policy changes or other factors. Therefore, additional premiums may be necessary to keep Your policy inforce.


Allocation of Premiums

Each net premium will be allocated to the investment divisions or to Our General Account on the later of the day We receive Your premium payment at Our Executive Office (if We receive it before the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time)) or on the record date. When premium is received before the record date, the net premium will be held and earn interest in the General Account until the day after the record date. When this period ends Your instructions will dictate how We allocate the net premium.

The net premium is the premium minus a premium charge and any expense charges (the first monthly deduction is also taken from the initial premium). Each net premium is put into Your policy fund according to Your instructions. Your policy application may provide directions to allocate net premiums to Our General Account or the investment divisions. You may not allocate Your policy fund to more than 15 investment divisions at any one point in time. Your allocation instructions will apply to all of Your premiums unless You write to Our Executive Office with new instructions. You may also change Your allocation instructions by calling Us at (800) 272-1642 or faxing Us at (605) 373-8557. Changing Your allocation instructions will not change the way Your existing policy fund is apportioned among the investment divisions or the General Account. Allocation percentages may be any whole number from 0 to 100. The sum of the allocation percentages must equal 100. Of course, You may choose not to allocate a premium to any particular investment division. See "THE GENERAL ACCOUNT" on page 53.


Additional Benefits

You may include additional benefits in Your policy. With some restrictions noted in the descriptions below, certain benefits result in an additional monthly deduction from Your policy fund. We do not limit the number of additional benefits You include with Your policy. You may cancel these benefits at any time. However, canceling these benefits may have adverse tax consequences and You should consult a tax advisor before doing so.


The following briefly summarizes the additional benefits that are currently available:

      (1) Waiver of Charges Rider: This benefit can be selected at the time of application or added to an inforce policy with proof of insurability. With this benefit, We waive monthly deductions from the policy fund during the total disability of the Insured, if the Insured person becomes totally disabled on or after his/her 15th birthday and the disability continues for at least 6 months. If a disability starts before the policy anniversary following the Insured person's 60th birthday, then We will waive monthly deductions for as long as the disability continues.


      (2) Flexible Disability Benefit Rider 2: This benefit must be selected at the time of application and is only available if you have selected the Waiver of Charges Rider. With this benefit, We pay a set amount into Your policy fund each month (the amount is on Your Schedule of Policy Benefits). The benefit is payable when the Insured person becomes totally disabled on or after their 15th birthday and the disability continues for at least 6 months. The disability must start before the policy anniversary following the Insured person's 60th birthday. The benefit will continue for as long as the disability lasts or until the Insured person reaches age 65, whichever is earlier. The maximum monthly benefit that can be purchased is the smaller of $500 or the Guideline Level Annual Premium under death benefit option 1 divided by 12. For example, if your Guideline Level Annual Premium under Option 1 is $3,000, the maximum monthly benefit you can elect is $250.00 (since $3,000/12 = $250 and $250 is smaller than $500). If the amount of the benefit paid into the policy fund is more than the premium amount permitted under the income tax code, the monthly benefit will be paid to the Insured.


      (3) Accidental Death Benefit Rider: This rider can be selected at the time of application or added to an inforce policy. We will pay an additional benefit if the Insured person dies from a physical injury that results from an accident, provided the Insured person dies before the policy anniversary that is within a half year of his or her 70th birthday.

      (4) Guaranteed Insurability Rider: This rider must be selected at the time of application. This benefit provides for additional amounts of insurance without further evidence of insurability.


      (5) Enhanced Dollar Cost Averaging (EDCA): By current Company practice, if the source account is the General Account, We will pay an effective annual interest rate of 9% until the end of the first policy year on monies allocated into the EDCA program during the first four policy months. Neither the EDCA program nor the 9% annual effective rate is guaranteed and both are subject to change or termination without notice. There is no charge for this feature.



      (6) Children's Insurance Rider 2: This rider can be selected at the time of application or added to an inforce policy. This benefit provides term life insurance on the lives of the Insured person's children. This includes natural children, stepchildren and legally adopted children, between the ages of 15 days and 18 years. They are covered until the Insured person reaches age 65 or the child reaches age 23, whichever is earlier.

      (7) Accelerated Death Benefit - Terminal Illness: This rider is automatically included on all newly issued policies. This benefit provides the ability to accelerate a portion of Your Policy's Death Benefit as an Accelerated Death Benefit. The actual payment made is called the accelerated benefit payment.

You can choose to accelerate a portion of Your Policy's Death Benefit under this rider if the Insured person has a terminal illness (terminal illness is defined as a condition in which a Physician, as defined in the rider, has certified that the insured's life expectancy is 24 months or less - but this may be defined by a longer period of time if required by state law). Please refer to the actual rider form for our rights to require a second opinion from another Physician.

Pursuant to the Health Insurance Portability and Accountability Act of 1996, We believe that for federal income tax purposes an advanced sum payment made under the Accelerated Death Benefit - Terminal Illness Rider, should be fully excludable from the gross income of the recipient, as long as the recipient is the Insured person under the policy (except in certain business contexts) and the insured person's life expectancy is 24 months or less, as certified by a licensed physician. You should consult a tax advisor if such an exception should apply. The tax consequences associated with reducing the death benefit after We pay an accelerated death benefit are unclear, however. You should consult a qualified tax advisor about the consequences of adding this rider to a policy or requesting an advanced sum payment under this rider.

There is no charge for the Accelerated Benefit Rider - Terminal Illness prior to the time of an accelerated benefit payment. The accelerated benefit payment will be equal to the following:

1)        The accelerated death benefit, less
2)        An amount for future interest, less
3)        Any debt repayment amount, less
4)        An administrative fee (this fee may not exceed $200)

On the day We make the accelerated benefit payment, We will reduce the death benefit of Your Policy by the amount of the accelerated death benefit.

The specified amount, any policy fund and any policy debt will be reduced by the ratio of 1. divided by 2., where 1. and 2. are as described below

1.        accelerated death benefit on the election date.
2.        death benefit immediately prior to the election date:

You can choose the amount of the death benefit to accelerate at the time of the claim. The maximum accelerated death benefit is 50% of the eligible death benefit (which is the death benefit of the policy) or $500,000, whichever is less.

Your ability to accelerate a portion of the death benefit is subject to the terms and conditions of the rider itself.


(8) Accelerated Benefit Rider - Chronic Illness: This rider is automatically included on all newly issued policies. This benefit provides the ability to accelerate a portion of Your policy's death benefit as an accelerated death benefit. The actual payment made is called the accelerated benefit payment.


You can choose to accelerate a portion of Your policy's death benefit under this rider if the Insured person is "Chronically Ill" as defined in the rider. Generally, "Chronically Ill" means that a Physician, as defined in the rider, has certified within the last 12 months that the insured (a) is permanently unable to perform, for at least 90 consecutive days, at least two out of six "Activities of Daily Living," which are Bathing, Continence, Dressing, Eating, Toileting, and Transferring or (b) has severe cognitive impairment (each as defined in the rider). Please refer to the actual rider for our right to require a second opinion from another Physician.

The tax consequences associated with receiving an accelerated benefit payment under the Accelerated Benefit Rider - Chronic Illness are unclear. It is possible that such distributions may be treated as taxable withdrawals. Moreover, the tax consequences associated with reducing the death benefit after We pay an accelerated death benefit are also unclear. You should consult a qualified tax advisor about the consequences of adding this rider to a policy or requesting an advanced sum payment under this rider.

There is no charge for the Accelerated Benefit Rider - Chronic Illness prior to the time of an accelerated benefit payment. The accelerated benefit payment will be equal to the following:

1)        The accelerated death benefit, less
2)        An amount for future interest and also expected mortality, less
3)        Any debt repayment amount, less
4)        An administrative fee if we so choose (this fee may not exceed $200)

On the date that We make an accelerated benefit payment, We will reduce the death benefit of Your policy by the amount of the accelerated death benefit. This will occur on each payment date if You choose to receive periodic payments under the accelerated death benefits for Chronic Illness.

The specified amount, any policy fund and any policy debt will be reduced by the ratio of 1. divided by 2., where 1. and 2. are as described below

1.        Accelerated death benefit on the election date.
2.        death benefit immediately prior to the election date.

You can choose the amount of the death benefit to accelerate at the time of the claim. The maximum accelerated death benefit is 24% of the eligible death benefit (which is the death benefit of the policy plus the sum of any additional death benefits on the life of the Insured person provided by any eligible riders) at each election or $240,000, whichever is less. This amount may be smaller for a final election. An election is valid for 12 months and only one election can be made in that 12 month period.

Your ability to accelerate a portion of the death benefit is subject to the terms and conditions of the rider itself.


(9) Protected Flexibility Rider: This rider is automatically included on Your policy. This rider guarantees that Your policy will remain in effect and the death benefit, less any policy debt, at the insured's death, will be equal to the protected death benefit amount provided the following conditions are met:

1.        You have elected the protected death benefit; and

2. You do not take loans or withdrawals that exceed the protected death benefit distributable fund.

As long as the above conditions are met, this guarantee applies even if the net cash surrender value is insufficient to pay the monthly deductions under your policy. This rider does not guarantee that other riders and supplemental benefits that are attached to the policy will remain in effect. If Your policy has a premium guarantee rider attached to it, such rider will be terminated upon the election of the protected death benefit. If the protected death benefit distributable fund becomes less than zero, We will make the following changes to Your policy and send You written notice to Your last known address to inform You of these changes.

      1. We will terminate any riders or supplemental benefits that deduct rider charges or other fees from the policy fund.

      2. We will reduce the face amount to equal the protected death benefit amount.

The initial protected death benefit fund is based upon the protected death benefit amount that You choose, and the age, sex and premium class of the insured. The protected death benefit fund is used to determine if the protected death benefit is in effect, and it dictates the amount of Your policy fund that is required to be allocated to the General Account. This fund will remain positive as long as You do not take loans or withdrawals in excess of the protected death benefit distributable fund. The protected death benefit fund is not an addition to Your policy fund, cash surrender value or any other fund described in Your policy. It is a reference value to determine whether Your Policy stays in force.

The protected death benefit fund at any time thereafter is equal to the accumulation at the protected death benefit interest rate of:

      1. the protected death benefit fund on the preceding monthly anniversary; minus

      2. any protected death benefit cost of insurance at the beginning of the current policy month; minus

      3. the protected death benefit expense charge at the beginning of the month; minus

      4. any withdrawals of the policy fund in excess of the protected death benefit distributable fund.

The maximum protected death benefit amount is determined by the net cash surrender value at the time of election. The maximum protected death benefit amount will be less than or equal to your face amount of insurance at the time you exercise your right to the protected death benefit. The minimum protected death benefit amount is $25,000. The protected death benefit withdrawal amount is equal to the protected death benefit distributable fund, less the policy debt.

If a withdrawal does not exceed the protected death benefit withdrawal amount, it is not deducted from the protected death benefit fund. If a withdrawal is in excess of the protected death benefit withdrawal amount, the amount of the withdrawal in excess of the protected death benefit withdrawal amount will be deducted from the protected death benefit fund. On any date a withdrawal is taken from the protected death benefit fund, the protected death benefit amount will be reduced by:

      1. The protected death benefit amount in effect at the end of the previous day; times

      2. the amount withdrawn from the protected death benefit fund; divided by

      3. the protected death benefit fund on the date of the withdrawal before deducting the amount of the withdrawal.

If You take a policy loan that causes Your policy debt to exceed the protected death benefit distribution fund, the rider will terminate. Once the rider terminates, it cannot be reinstated.

You may make a loan repayment at anytime during the protected death benefit period. Loan repayments during this period will be allocated to the General Account. Interest charged on policy debt will continue to accrue during the protected death benefit period.

In some circumstances, electing the protected death benefit may cause Your policy to become a modified endowment contract as defined by Section 7702 of the Internal Revenue Code. You should consult with and rely upon your tax advisor prior to making policy changes, taking loans or withdrawals.

Overlaon Protection Benefit - We guarantee that during the overloan protection period, your policy will remain in effect until the insured's death provided the policy is not terminated due to surrender, and You do not take loans or withdrawals during the overloan protection period.

The overloan protection benefit is available provided the following conditions are met:

      1.    the policy has been in effect for at least 15 policy years;

      2.    the insured's attained age is at least age 65; and

      3.    You have made withdrawals of all your premium; and

      4.    policy debt does not exceed the overloan election amount.

The overloan election amount is defined as 89% of the policy fund for attained ages that are greater than or equal to age 65 but less than or equal to age 74; or 93% of the policy fund for attained ages that are greater than or equal to age 75.

The entire amount of Your policy fund must be allocated to the General Account on and after the overloan protection effective date. If you have any portion of the policy fund in other accounts on the overloan protection effective date, we will transfer it to the General Account on that date.

On and after the overloan protection effective date, the following changes may occur:

      1. if the death benefit is option 2, it will be changed to death benefit option 1, and the death benefit will be subject to the minimum death benefit provisions below;

      2. if the policy debt does not exceed the face amount as of the of overloan protection effective date, the face amount will be decreased to equal the policy fund as of the overloan protection effective date; and

      3.    all other rider's will terminate.

The overloan protection period ends on the earlier of:

      1.    the insured's death; or

      2.    surrender of the policy; and

      3.    the date any loans or withdrawals are taken.

During the overloan protection period:

      1. We guarantee your policy will remain in effect until the insured's death, provided the policy is not terminated due to surrender, and no loans or withdrawals are taken after the overloan protection effective date;

      2.    the excess policy debt provision in the policy will be suspended; or

      3.    all monthly deductions will be taken from the General Account.


      4.    We will not allow any:

            a.    Premium payments; or

            b.    Transfers to the separate accounts; or

            c.    Face amount changes; or

            d.    Death benefit option changes.

      5. The protected death benefit for this rider will terminate and no longer be available.

Loan repayments can be made at anytime during the overloan protection period. All loan repayments during this time will be allocated to the General Account. Interest charged on policy debt will continue to accrue during the overloan protection period.



SEPARATE ACCOUNT INVESTMENT CHOICES

Our Separate Account And Its Investment Divisions
The "Separate Account" is Our Separate Account A, established under the insurance laws of the State of Iowa. It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 but this registration does not involve any SEC supervision of its management or investment policies. The Separate Account meets the definition of a "Separate Account" under the federal securities laws. Income, gains and losses credited to, or charged against, the Separate Account reflects the investment experience of the Separate Account and not the investment experience of Midland National's other assets. Midland National is obligated to pay all amounts guaranteed under the policy.


The Separate Account has a number of investment divisions, each of which invests in the shares of a corresponding portfolio of the funds. You may allocate part or all of Your net premiums in up to fifteen of the sixty-two investment divisions currently available in Our Separate Account at any one time.


The Funds

Each of the portfolios available under the policy is a "series" of its investment company. Currently there are sixty-two investment divisions available.


The funds' shares are bought and sold by Our Separate Account at net asset value. More detailed information about the funds and their investment objectives, policies, risks, expenses and other aspects of their operations appear in their prospectuses, which accompany this prospectus.

The funds, their managers, or affiliates thereof, may make payments to Midland National and/or its affiliates. These payments may be derived, in whole or in part, from the advisory fee deducted from fund assets and/or from "Rule 12b-1" fees deducted from fund assets. Policy owners, through their indirect investment in the funds, bear the costs of these advisory and 12b-1 fees. The amount of these payments may be substantial, may vary between funds and portfolios, and generally are based on a percentage of the assets in the funds that are attributable to the Policies and other variable insurance products issued by Midland National. These percentages currently range up to 0.25% annually. Midland National may use these payments for any corporate purpose, including payment of expenses that Midland National and/or its affiliates incur in promoting, marketing, and administering the Policies, and, in its role as an intermediary, the funds. Midland National and its affiliates may profit from these payments.


Investment Policies Of The Portfolios
Each portfolio tries to achieve a specified investment objective by following certain investment policies. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. The objectives of the portfolios are as follows:
--------------------------------------------------------- ---------------------------------------------------------------------
Portfolio                                                 Investment Objective
-------------------------------------------------------------------------------------------------------------------------------
A I M Variable Insurance Funds
--------------------------------------------------------- ---------------------------------------------------------------------
AIM V.I. Financial Services Fund - Series I Shares        Seeks capital growth.  The Fund normally invests 80% of its net assets in the equity securities and equity-related instruments of companies involved in the financial services sector.
--------------------------------------------------------- ---------------------------------------------------------------------
AIM V.I. Global Health Care Fund - Series I Shares        Seeks capital growth.  The fund seeks to meet its objectives by investing normally at least 80% of its assets in securities of health care industry companies.
--------------------------------------------------------- ---------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I Shares      The fund's investment objective is to provide long-term growth of capital.
-------------------------------------------------------------------------------------------------------------------------------
Alger American Fund
--------------------------------------------------------- ---------------------------------------------------------------------

Alger American Capital Appreciation Portfolio             Seeks long-term capital appreciation.

--------------------------------------------------------- ---------------------------------------------------------------------

Alger American LargeCap Growth Portfolio                  Seeks long-term capital appreciation.

--------------------------------------------------------- ---------------------------------------------------------------------
Alger American MidCap Growth Portfolio                    Seeks long-term capital appreciation.
-------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.
--------------------------------------------------------- ---------------------------------------------------------------------
American Century VP Capital Appreciation Fund             Seeks capital growth by investing primarily in common stocks that management considers to have better-than-average prospects for appreciation.
--------------------------------------------------------- ---------------------------------------------------------------------
American Century VP International Fund                    Seeks capital growth by investing primarily in securities of foreign companies that management believes to have potential for appreciation.  International investing involves special risks, including currency fluctuations and political instability.
--------------------------------------------------------- ---------------------------------------------------------------------
American Century VP Value Fund                            Seeks long-term capital growth with income as a secondary
                                                          objective.  Invests primarily in equity securities of
                                                          well-established companies that management believes to be
                                                          under-valued at the time of purchase.
-------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) Variable Insurance Products
--------------------------------------------------------- ---------------------------------------------------------------------
VIP Asset ManagerSM Portfolio                             Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.
--------------------------------------------------------- ---------------------------------------------------------------------
VIP Asset Manager: Growth(R) Portfolio                    Seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments.
--------------------------------------------------------- ---------------------------------------------------------------------
VIP Balanced Portfolio                                    Seeks income and capital growth consistent with reasonable risk
--------------------------------------------------------- ---------------------------------------------------------------------
VIP Contrafund(R) Portfolio                               Seeks long-term capital appreciation.
--------------------------------------------------------- ---------------------------------------------------------------------
VIP Equity-Income Portfolio                               Seeks reasonable income.The fund will also consider the potential for capital appreciation.  The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500sm Index (S&P 500(R)).
--------------------------------------------------------- ---------------------------------------------------------------------

VIP Freedom 2010 Portfolio                                Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

--------------------------------------------------------- ---------------------------------------------------------------------

VIP Freedom 2015 Portfolio                                Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

--------------------------------------------------------- ---------------------------------------------------------------------

VIP Freedom 2020 Portfolio                                Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

--------------------------------------------------------- ---------------------------------------------------------------------

VIP Freedom 2025 Portfolio                                Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

--------------------------------------------------------- ---------------------------------------------------------------------

VIP Freedom 2030 Portfolio                                Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

--------------------------------------------------------- ---------------------------------------------------------------------

VIP Freedom Income Portfolio                              Seeks high total return with a secondary objective of principal preservation.

--------------------------------------------------------- ---------------------------------------------------------------------
VIP Growth & Income Portfolio                             Seeks high total return through a combination of current income and capital appreciation.
--------------------------------------------------------- ---------------------------------------------------------------------
VIP Growth Opportunities Portfolio                        Seeks to provide capital growth.
--------------------------------------------------------- ---------------------------------------------------------------------
VIP Growth Portfolio                                      Seeks capital appreciation.
--------------------------------------------------------- ---------------------------------------------------------------------
VIP High Income Portfolio                                 Seeks a high level of current income, while also considering growth of capital.
--------------------------------------------------------- ---------------------------------------------------------------------
VIP Index 500 Portfolio                                   Seeks to provide investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.
--------------------------------------------------------- ---------------------------------------------------------------------
VIP Investment Grade Bond Portfolio                       Seeks as high a level of current income as is consistent with the preservation of capital.
--------------------------------------------------------- ---------------------------------------------------------------------
VIP MidCap Portfolio                                      Seeks long-term growth of capital.
--------------------------------------------------------- ---------------------------------------------------------------------
VIP Money Market Portfolio*                               Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
--------------------------------------------------------- ---------------------------------------------------------------------
VIP Overseas Portfolio                                    Seeks long-term growth of capital.
-------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs Variable Insurance Trust
--------------------------------------------------------- ---------------------------------------------------------------------
Goldman Sachs VIT Growth and Income                       Seeks long-term growth of capital and growth of income.
--------------------------------------------------------- ---------------------------------------------------------------------
Goldman Sachs Structured Small Cap Equity Fund            Seeks long-term growth of capital.
-------------------------------------------------------------------------------------------------------------------------------
Lord Abbett Series Fund, Inc.
--------------------------------------------------------- ---------------------------------------------------------------------
Lord Abbett America's Value Portfolio                     Seeks current income and capital appreciation.
--------------------------------------------------------- ---------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio                   Seeks long-term growth of capital and income without excessive fluctuation in market value.
--------------------------------------------------------- ---------------------------------------------------------------------
Lord Abbett International Portfolio                       Seeks long-term capital appreciation.  Invests primarily in equity securities on non-U.S. issuers.
--------------------------------------------------------- ---------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio                       Seeks capital appreciation through investments, primarily in equity securities which are believed to be undervalued in the marketplace.
-------------------------------------------------------------------------------------------------------------------------------

MFS(R) Variable Insurance Trusts

--------------------------------------------------------- ---------------------------------------------------------------------

MFS(R) VIT Growth Series                                    Seeks capital appreciation. The fund's objective may be changed without shareholder approval.

--------------------------------------------------------- ---------------------------------------------------------------------

MFS(R) VIT New Discovery Series                           Seeks capital appreciation.  The fund's objective may be changed without shareholder approval.

--------------------------------------------------------- ---------------------------------------------------------------------

MFS(R) VIT Research Series                                Seeks capital appreciation. The fund's objective may be changed without shareholder approval.

--------------------------------------------------------- ---------------------------------------------------------------------

MFS(R) VIT Total Return Series                            Seeks total return.  The fund's objective may be changed without shareholder approval.

--------------------------------------------------------- ---------------------------------------------------------------------

MFS(R) VIT Utilities Series                               Seeks total return.  The fund's objective may be changed without shareholder approval.

-------------------------------------------------------------------------------------------------------------------------------
Neuberger Berman
--------------------------------------------------------- ---------------------------------------------------------------------
Neuberger Berman AMT Regency Portfolio                    Seeks growth of capital.
-------------------------------------------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust
--------------------------------------------------------- ---------------------------------------------------------------------
PIMCO VIT High Yield Portfolio                            Seeks maximum total return, consistent with preservation of capital and prudent investment management.
--------------------------------------------------------- ---------------------------------------------------------------------
PIMCO VIT Real Return Portfolio                           Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
--------------------------------------------------------- ---------------------------------------------------------------------

PIMCO VIT Small Cap StocksPLUS(R)TR Portfolio             Seeks total return, which exceeds that of the Russell 2000(R)Index.

--------------------------------------------------------- ---------------------------------------------------------------------

PIMCO VIT StocksPLUS(R)Growth and Income                  Seeks total return, which exceeds that of the S&P 500.
Portfolio

--------------------------------------------------------- ---------------------------------------------------------------------
PIMCO VIT Total Return Portfolio                          Seeks maximum total return, consistent with preservation of capital and prudent investment management.
-------------------------------------------------------------------------------------------------------------------------------
Premier VIT
--------------------------------------------------------- ---------------------------------------------------------------------
Premier VIT OpCap Small Cap Portfolio                     The Portfolio seeks capital appreciation. The portfolio invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of companies with market capitalizations under $2.2 billion at the time of purchase that the investment sub-adviser (Oppenheimer Capital LLC) believes are undervalued in the marketplace.
-------------------------------------------------------------------------------------------------------------------------------
ProFunds VP
--------------------------------------------------------- ---------------------------------------------------------------------
ProFund VP Japan                                          Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Nikkei 225 Stock
                                                          Average.
--------------------------------------------------------- ---------------------------------------------------------------------
ProFund VP Oil & Gas                                      Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Oil &
                                                          Gas Index.
--------------------------------------------------------- ---------------------------------------------------------------------
ProFund VP Small-Cap Value                                Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap
                                                          600/Citigroup Value Index.
--------------------------------------------------------- ---------------------------------------------------------------------
ProFund VP Ultra Mid-Cap                                  Seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the S&P
                                                          MidCap 400 Index.
-------------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust
--------------------------------------------------------- ---------------------------------------------------------------------
Van Eck Worldwide Hard Assets Fund                        Seeks long-term capital appreciation by investing primarily in
                                                          "hard asset" securities. Income is a secondary consideration. Hard assets consist of precious metals, natural resources, real estate and commodities.
--------------------------------------------------------- ---------------------------------------------------------------------
Van Eck Worldwide Real Estate Fund                        Seeks to maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.
-------------------------------------------------------------------------------------------------------------------------------

Vanguard Variable Insurance Funds

--------------------------------------------------------- ---------------------------------------------------------------------

Vanguard(R) VIF Balanced Portfolio                        Seeks to provide long-term capital appreciation and reasonable current income.

--------------------------------------------------------- ---------------------------------------------------------------------

Vanguard(R) VIF High Yield Bond Portfolio                 Seeks to provide high level of current income.

--------------------------------------------------------- ---------------------------------------------------------------------

Vanguard(R) VIF International Portfolio                   Seeks to provide long-term capital appreciation.

--------------------------------------------------------- ---------------------------------------------------------------------

Vanguard(R) VIF Mid-Cap Index Portfolio                   Seeks to track the performance of a benchmark index that
                                                          measures the investment return of mid-capitalization stocks.

--------------------------------------------------------- ---------------------------------------------------------------------

Vanguard(R)VIF REIT Index Portfolio                       Seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity
                                                          REITs.

--------------------------------------------------------- ---------------------------------------------------------------------

Vanguard(R) VIF Short-Term Investment-Grade Portfolio     Seeks to provide current income with limited price volatility.

--------------------------------------------------------- ---------------------------------------------------------------------

Vanguard(R) VIF Small Company Growth Portfolio            Seeks to provide long-term capital appreciation.

--------------------------------------------------------- ---------------------------------------------------------------------

Vanguard(R)VIF Total Bond Market Index Portfolio          Seeks to track the performance of a broad, market-weighted bond index.

--------------------------------------------------------- ---------------------------------------------------------------------

Vanguard(R) VIF Total Stock Market Index Portfolio        Seeks to track the performance of a benchmark index that
                                                          measures the investment return of the overall stock market.

--------------------------------------------------------- ---------------------------------------------------------------------
*During extended periods of low interest rates, the yields of money market investment division may become extremely low and possibly negative.


Invesco Aim Advisors, Inc. manages and Invesco Trimark Investment Management Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited are sub-advisers to the AIM Variable Insurance Funds. American Century Investment Management, Inc. manages the American Century VP Portfolios. Fidelity Management & Research Company manages the VIP Funds. Fred Alger Management, Inc. manages the Alger American Portfolios. Goldman Sachs Asset Management, L.P. serves as an investment adviser to the Goldman Sachs Variable Insurance Trust Funds. Lord, Abbett & Co. LLC., manages the Lord Abbett Series Fund, Inc. MFS(R)Investment Management manages the MFS Variable Insurance Trust. Neuberger Berman Management Inc. manages the AMT Portfolios. OpCap Advisors LLC serves as the advisor to Premier VIT. Pacific Investment Management Company LLC manages the PIMCO Variable Insurance Trust. ProFund Advisors, LLC manages the ProFunds VP. Van Eck Associates Corporation manages the Van Eck Worldwide Insurance Trust. The Vanguard Group, Inc. manages the Vanguard Variable Insurance Fund.


The fund portfolios available under these policies are not available for purchase directly by the general public. In addition, the fund portfolios are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment advisor or manager. Nevertheless, the investment performance and results of any of the funds' portfolios that are available under the policies may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment advisor or manager and the same investment objectives and policies and a very similar or nearly identical name.

The fund portfolios offered through the policy are selected by Midland National based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor that We consider during the selection process is whether the fund or one of its service providers (e.g., the investment advisor) will make payments to Us, and the amount of any such payments. We may use such payments for any corporate purpose, including payment of expenses that We incur in promoting, marketing, and administering the policies, and, in Our role as an intermediary, the funds. We may profit from these payments. You are responsible for choosing the fund portfolios, and the amounts allocated to each, that are appropriate for Your own individual circumstances and Your investment goals, financial situation, and risk tolerance. Since investment risk is borne by You, decisions regarding investment allocations should be carefully considered.

In making Your investment selections, We encourage You to thoroughly investigate all of the information regarding the fund portfolios that is available to You, including each fund's prospectus, statement of additional information and annual and semi/annual reports. Other sources such as the fund's website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund or portfolio. You should monitor and periodically re-evaluate Your allocations to determine if they are still appropriate.


If You use a third party registered investment advisor for allocating among the investment divisions, You can request that We take a loan from Your policy to pay the advisory fees provided We have received documentation from You and Your advisor. This does not constitute Us providing investment advice. Before taking a policy loan, You should consult a tax advisor to consider the tax consequences of a loan on Your life insurance policy. See "Tax Effects" on page 59.


You bear the risk of any decline in the policy fund of Your policy resulting from the performance of the portfolios You have chosen.

Midland National does not provide investment advice and does not recommend or endorse any particular fund or portfolio.

You can receive a current copy of a prospectus for each of the portfolios by contacting Your registered representative and by contacting Us at:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                              Phone: (800) 272-1642
                               Fax: (605) 335-3621

Effects of Market Timing
Frequent, large, programmed, or short-term transfers among the investment divisions or between the investment divisions and the General Account ("Harmful Trading") can cause risks with adverse effects for other policy owners (and beneficiaries and portfolios). These risks and harmful effects include: (1) dilution of the interests of long-term investors in an investment division if transfers into the division are made at unit values that are priced below the true value or transfers out of the investment division are made at unit values priced higher than the true value (some "market timers" attempt to do this through methods known as "time-zone arbitrage" and "liquidity arbitrage"); (2) an adverse effect on portfolio management, such as causing the portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals; and (3) increased brokerage and administrative expenses.

The ProFunds portfolios are designed for, and affirmatively permit, frequent and short term trading. Therefore, they may be more susceptible to these harmful effects than other portfolios. These portfolios might not be appropriate for long-term investors.

In addition, because other insurance companies and/or retirement plans may invest in the portfolios, the risk exists that that the portfolios may suffer harm from frequent, programmed large, or short-term transfers among investment divisions of variable policies issued by other insurance companies or among investment options available to retirement plan participants.

Charges In The Funds
The funds charge for managing investments and providing services. Each portfolio's charges vary.

The Fidelity VIP portfolios have an annual management fee. That is the sum of an individual fund fee rate and a group fee rate based on the monthly average net assets of Fidelity Management & Research Company's mutual funds. In addition, each of these portfolios' total operating expenses includes fees for management and shareholder services and other expenses (custodial, legal, accounting, and other miscellaneous fees). The fees for the Fidelity VIP portfolios are based on the Initial Class. See the Fidelity VIP prospectuses for additional information on how these charges are determined and on the minimum and maximum charges allowed.

The funds, with the exception of Fidelity VIP, have annual management fees that are based on the monthly average of the net assets in each of the portfolios. The funds may also impose redemption fees, which we would deduct from Your policy fund. See each portfolio company's prospectus for details.

USING YOUR POLICY FUND

The Policy Fund

Your policy fund is the sum of Your amounts in the various investment divisions and in the General Account (including any amount in Our General Account securing a policy loan). Your policy fund reflects various charges. See "DEDUCTIONS AND CHARGES" on page 54. Monthly deductions are made on the policy date and on the first day of each policy month. Transaction and surrender charges are made on the effective date of the transaction. Charges against Our Separate Account are reflected daily.


Your policy fund begins with Your first premium payment. From Your premium We deduct a premium charge and the first monthly deduction (and any per premium expenses) as described in the "Deductions From Your Premiums" section on page
54. The balance of the premium is Your beginning policy fund.

Your policy fund reflects:

      o     the amount and frequency of premium payments,

      o deductions for the cost of insurance, additional benefits and other charges,

      o     the investment performance of Your chosen investment divisions,

      o     interest earned on amounts allocated to the General Account,

      o     the impact of loans, and

      o     the impact of partial withdrawals.

We guarantee amounts allocated to the General Account. There is no guaranteed minimum policy fund for amounts allocated to the investment divisions of Our Separate Account. An investment division's performance will cause Your policy fund to go up or down. You bear that investment risk.

Amounts In Our Separate Account
Amounts allocated or transferred to the investment division are used to purchase accumulation units. Accumulation units of an investment division are purchased when You allocate net premiums, repay loans or transfer amounts to that division. Accumulation units are redeemed when You make withdrawals, when You transfer amounts from an investment division (including transfers for loans), when We make monthly deductions and charges, and when We pay the death benefit. The number of accumulation units purchased or redeemed in an investment division is calculated by dividing the dollar amount of the transaction by the division's accumulation unit value at the end of that day if it is a business day, otherwise the next business day's value is used. The value You have in an investment division is the accumulation unit value times the number of accumulation units credited to You. The number of accumulation units credited to You will not vary because of changes in accumulation unit values.

How We Determine The Accumulation Unit Value
We determine accumulation unit values for the investment divisions at the end of each business day. Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the funds. They reflect investment income, the portfolio's realized and unrealized capital gains and losses, the funds' expenses, and Our deductions and charges. The accumulation unit value for each investment division is set at $10.00 on the first day there are policy transactions in Our Separate Account associated with these policies. After that, the accumulation unit value for any business day is equal to the accumulation unit value for the previous business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment division every business day as follows:

      o We take the value of the shares belonging to the division in the corresponding fund portfolio at the close of business that day (before giving effect to any policy transactions for that day, such as premium payments or surrenders). We use the share value reported to Us by the fund.

      o We add any dividends or capital gains distributions paid by the portfolio on that day.

      o We divide this amount by the value of the amounts in the investment division at the close of business on the preceding business day (after giving effect to any policy transactions on that day).

      o We may also subtract any daily charge for taxes or amounts set aside as tax reserves.

Policy Fund Transactions

The transactions described below may have different effects on Your policy fund, death benefit, face amount or cost of insurance deductions. You should consider the net effects before making any policy fund transactions. Certain transactions have fees. Remember that upon completion of these transactions, You may not have Your policy fund allocated to more than 15 investment divisions.


Transfer Of Policy Fund

You may transfer amounts among the investment divisions and between the General Account and any investment divisions. To make a transfer of policy fund, write to Our Executive Office at the address shown on page one of this prospectus. You may also call-in Your requests to Our Executive Office toll-free at (800) 272-1642 or fax Your requests to Our Executive Office at (605)373-8557. Any requests sent to another number may not be considered received in Our Executive Office. Currently, You may make an unlimited number of free transfers of policy fund in each policy year (subject to "Transfer Limitations" below). However, We reserve the right to assess a $25 charge for each transfer after the 12th in a policy year. We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific policy owners. If We charge You for making a transfer, then We will allocate the charges as described under "Deductions and Charges - How Policy Fund Charges Are Allocated" on page 56. Although a single transfer request may include multiple transfers, it will be considered a single transfer for fee purposes.


The total amount that can be transferred from the General Account to the Separate Account, in any policy year, cannot exceed the larger of:

      1. 25% of the unloaned amount in the General Account at the beginning of the policy year, or

      2.    $25,000. (We reserve the right to decrease this to $1,000.)

These limits do not apply to transfers made in a Dollar Cost Averaging program or Enhanced Dollar Cost Averaging program that extends over a time period of 12 or more months.

Completed transfer requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed transfer request after the close of regular trading on the New York Stock Exchange, We will process the transfer request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

The minimum transfer amount is $200. The minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the minimum transfer amount.

Transfer Limitations
Frequent, large, programmed or short-term transfers among investment divisions, such as those associated with "market timing" transactions, can adversely affect the portfolios and the returns achieved by policy owners. In particular, such transfers may dilute the value of the portfolios' shares, interfere with the efficient management of the portfolios' investments, and increase brokerage and administrative costs of the portfolios. In order to try to protect Our policy owners and the portfolios from potentially harmful trading activity, We have implemented certain market timing policies and procedures (the "market timing procedures"). Our market timing procedures are designed to detect and prevent frequent or short-term transfer activity among the investment divisions of the Separate Account that may adversely affect other policy owners or portfolio shareholders.

More specifically, currently Our market timing procedures are intended to detect potentially harmful trading or transfer activity by monitoring for any two interfund transfer requests on a policy within a five business day period, in which the requests are moving to and from identical subaccounts (for example, a transfer from MFS VIT New Discovery Series to Fidelity VIP Money Market, followed by a transfer from Fidelity VIP Money Market back to MFS VIT New Discovery within five business days).

We will review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters. When We identify a second trade within five days of the first, We will review those transfers (and other transfers in the same policy) to determine if, in Our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful. We will honor and process the second transfer request, but if We believe that the activity is potentially harmful, We will suspend that policy's transfer privileges and We will not accept another transfer request for 14 business days. We will attempt to inform the policy owner (or registered representative) by telephone that their transfers have been deemed potentially harmful to others and that their transfer privilege is suspended for 14 days. If We do not succeed in reaching the policy owner or registered representative by phone, We will send a letter by first class mail to the policy owner's address of record.

We apply Our market timing procedures to all of the investment divisions available under the policy, including those investment divisions that invest in portfolios that affirmatively permit frequent and short-term trading (such as the ProFunds portfolios). However, We offer other variable products that do not apply market-timing procedures with respect to those portfolios (that is, frequent or short-term trading is permitted). In addition, other insurance company's offer variable life insurance and annuity contracts that may permit short-term and frequent trading in those portfolios. Therefore, if You allocate premiums or your policy fund to investment divisions that invest in the ProFunds portfolios, You may indirectly bear the effects of market timing or other frequent trading. These portfolios might not be appropriate for long-term investors.

In addition to Our own market timing procedures, managers of the investment portfolios might contact Us if they believe or suspect that there is market timing or other potentially harmful trading, and, if so, We will take appropriate action to protect others. In particular, We may, and We reserve the right to, reverse a potentially harmful transfer. If so, We will inform the policy owner and/or registered representative. The policy owner will bear any investment loss involved in a reversal.

To the extent permitted by applicable law, We reserve the right to delay or reject a transfer request at any time that We are unable to purchase or redeem shares of any of the portfolios available through Separate Account C, because of any refusal or restriction on purchases or redemptions of their shares on the part of the managers of the investment portfolios as a result of their own policies and procedures on market timing activities or other potentially abusive transfers. If this occurs, We will attempt to contact You by telephone for further instructions. If We are unable to contact You within 5 business days after We have been advised that Your transfer request has been refused or delayed by the investment portfolio manager, the amount intended for transfer will be retained in or returned to the originating investment division.

You should also be aware that We are contractually obligated to prohibit purchases and transfers by policy owners identified by a portfolio and to provide policy owner transaction data to the portfolios. You should read the prospectuses of the portfolios for more details on their ability to refuse or restrict purchases or transfers of their shares.

In Our sole discretion, We may revise Our market timing procedures at any time without prior notice as We deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other policy owners or portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We may change Our parameters to monitor for a different number of transfers with different time periods, and We may include other factors, such as the size of transfers made by policy owners within given periods of time, as well as the number of "round trip" transfers into and out of particular investment divisions. For purposes of applying the parameters used to detect potential market timing and other potentially harmful activity, We may aggregate transfers made in two or more policies that We believe are connected (for example, two policies with the same owner, or owned by spouses, or owned by different partnerships or corporations that are under common control, etc.).

We do not include transfers made pursuant to the dollar cost averaging program, enhanced dollar cost averaging program, and portfolio rebalancing program in these limitations. We may vary Our market timing procedures from investment division to investment division, and may be more restrictive with regard to certain investment divisions than others. We may not always apply these detections methods to investment divisions investing in portfolios that, in Our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

We reserve the right to place restrictions on the methods of implementing transfers for all policy owners that We believe might otherwise engage in trading activity that is harmful to others. For example, We might only accept transfers by original "wet" policy owner signature conveyed through the U.S. mail (that is, We can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means). We also reserve the right to implement and administer redemption fees imposed by one or more of the portfolios in the future.

Policy owners seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the policy may also limit Our ability to restrict or deter harmful transfers. Furthermore, the identification of policy owners determined to be engaged in transfer activity that may adversely affect other policy owners or portfolios' shareholders involves judgments that are inherently subjective. Accordingly, despite Our best efforts, We cannot guarantee that Our market timing procedures will detect every potential market timer. Some market timers may get through our controls undetected and may cause dilution in unit values for others. We apply Our market timing procedures consistently to all policy owners without special arrangement, waiver, or exception. We may vary Our market timing procedures among Our other variable insurance products to account for differences in various factors, such as operational systems and contract provisions. In addition, because other insurance companies and/or retirement plans may invest in the portfolios, We cannot guarantee that the portfolios will not suffer harm from frequent, programmed, large, or short-term transfers among investment divisions of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

Dollar Cost Averaging
The Dollar Cost Averaging (DCA) program enables You to make monthly transfers of a predetermined dollar amount from the DCA source account (any investment division or the General Account) into one or more of the investment divisions. By allocating monthly, as opposed to allocating the total amount at one time, You may reduce the impact of market fluctuations. This plan of investing does not insure a profit or protect against a loss in declining markets. The minimum monthly amount to be transferred using DCA is $200.

You can elect the DCA program at any time. You must complete the proper request form and send it to Us at Our Executive Office, and there must be a sufficient amount in the DCA source account. The minimum amount required in the DCA source account for DCA to begin is the sum of $2,400 and the minimum premium. You can get a sufficient amount by paying a premium with the DCA request form, allocating net premiums, or transferring amounts to the DCA source account. The DCA election will specify:

      a.    the DCA source account from which DCA transfers will be made,

      b. that any money received with the form is to be placed into the DCA source account,

      c. the total monthly amount to be transferred to the other investment divisions, and

      d. how that monthly amount is to be allocated among the investment divisions.

The DCA request form must be received with any premium payments You intend to apply to DCA.

Once DCA is elected, additional net premiums can be deposited into the DCA source account by sending them in with a DCA request form. All amounts in the DCA source account will be available for transfer under the DCA program.

Any net premium payment received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless You specify otherwise. You may change the DCA allocation percentages or DCA transfer amounts twice during a policy year.

If it is requested when the policy is issued, then DCA will start at the beginning of the 2nd policy month. If it is requested after issue, then DCA will start at the beginning of the 1st policy month which occurs at least 30 days after the request is received.

DCA will last until the value in the DCA source account is exhausted or until We receive Your written termination request. DCA automatically terminates on the maturity date.

We do not charge any specific fees for You to participate in a DCA program. However, transfers made through a DCA program which only extends for fewer than 12 months will be included in counting the number of transfers of policy fund. While We currently allow an unlimited number of free transfers, We do reserve the right to charge for each transfer after the 12th one in any policy year.

We reserve the right to end the DCA program by sending You one month's notice.

Enhanced Dollar Cost Averaging (EDCA)

By current Company practice, if the source account is the General Account, We will pay an effective annual interest rate of 9% on the declining balance in the General Account until the end of the first policy year on monies allocated into the EDCA program during the first four policy months. Neither the EDCA program nor the 9% annual effective rate is guaranteed and both are subject to change without notice. There is no charge for this feature.


Portfolio Rebalancing

The Portfolio Rebalancing Option allows policyowners, who are not participating in a Dollar Cost Averaging program, to have the Company automatically reset the percentage of policy fund allocated to each investment division to a pre-set level. You can select rebalancing to occur, quarterly, semi-annually or annually. For example, You may wish to specify that 30% of Your policy fund be allocated to the Fidelity VIP Growth investment division, 40% in the Fidelity VIP High Income investment division and 30% in Fidelity VIP Overseas investment division. Over time, the variations in the investment division's investment results will shift the percentage allocations of Your policy fund. If You elect this option, then at each selected interval, We will transfer amounts needed to "balance" the policy fund to the specified percentages selected by You.


Rebalancing may result in transferring amounts from an investment division earning a relatively high return to one earning a relatively low return.


Even with a Portfolio Rebalancing Option, You can only allocate Your total policy fund in up to at most 15 investment divisions. Portfolio Rebalancing will remain in effect until We receive Your written termination request. We reserve the right to end the Portfolio Rebalancing Option by sending You one month's notice. Contact Us at Our Executive Office to elect the Portfolio Rebalancing Option.


We do not charge any specific fees for You to participate in a portfolio rebalancing program. However, transfers made through a portfolio rebalancing program which only extends for fewer than 12 months will be included in counting the number of transfers of policy fund. While We currently allow an unlimited number of free transfers, We do reserve the right to charge for each transfer after the 12th one in any policy year.

Automatic Distribution Option
You may choose to receive automatic distributions of Your net cash surrender value on a monthly, quarterly, semi-annual, or annual basis at any time by completing the Request for Automatic Distributions form and sending it to Us. This option allows You to receive periodic income from Your policy's net cash surrender value by simply filling out one form and allowing Us to process the necessary loans and partial withdrawals. While this option is available at any time during the life of Your policy, it is best to delay distributions from Your life insurance policy for as long as possible. Any distributions that You take from Your policy result in reductions to the policy proceeds payable at the time of the insured's death and policy fund of the policy. This automatic distribution option is mainly intended for distributions after Your surrender charge period has expired and is often used during retirement years.

When We receive the completed Automatic Distribution form, We will begin processing partial withdrawals on the following monthly anniversary. Such partial withdrawals will be taken from the net cash surrender value in the amount and frequency You selected until We have distributed an amount equal to all premiums paid. Partial withdrawals processed under the automatic distribution option will not be subject to the $25 fee that We normally charge when there is more than one partial withdrawal in a policy year. When the amount distributed equals the amount of all premiums paid, We will begin processing loans in the amount and frequency You selected for as long as the policy's net cash surrender value will support these loans.

 The automatic distributions will continue until You send Us a written request to discontinue the distributions or until the policy's net cash surrender value is insufficient to support additional withdrawals or loans. There is not a separate charge for the automatic distribution option. Any policy loans or partial withdrawals will result in a reduction to the policy proceeds from what would otherwise be payable to Your beneficiary at the insured's death and the policy's cash value. There may be tax consequences in taking automatic distributions from Your policy if it is or becomes a modified endowment contract. Please consult a tax advisor prior to beginning an automatic distribution program so that You are knowledgeable about the tax impact of any partial withdrawals and policy loans.

Policy Loans
Using only Your policy as security, You may borrow up to 92% of the net cash surrender value (the policy fund less the surrender charge minus any policy debt). If You request an additional loan, then the outstanding loan and loan interest will be added to the additional loan amount and the original loan will be canceled. Thus, You will only have one outstanding loan.


A loan taken from, or secured by, a policy may have federal income tax consequences. See "Tax Effects" on page 59.

You may request a loan by contacting Our Executive Office. You should tell Us how much of the loan You want taken from Your unloaned amount in the General Account or from the Separate Account investment divisions. If You do not tell Us how to allocate Your loan, the loan will be allocated according to Your deduction allocation percentages as described under "How Policy Fund Charges Are Allocated" on page 56. If the loan cannot be allocated this way, then We will allocate it in proportion to the unloaned amounts of Your policy fund in the General Account and each investment division. We will redeem units from each investment division equal in value to the amount of the loan allocated to that investment division (and transfer these amounts to the General Account).

If You use a third party registered investment advisor You can request that We take loans from Your policy to pay the advisory fees provided We have received documentation from You and Your advisor. This does not constitute Us providing investment advice. Before taking a policy loan, You should consult a tax advisor to consider the tax consequences of a loan on Your life insurance policy. See "Tax Effects" on page 59.


Interest Credited on Policy Loans: The portion of the General Account that is equal to the policy loan will be credited with interest at a rate of 3% per year.


Policy Loan Interest Charged: After the 5th policy year, We guarantee that We will offer zero cost loans on 92% of the new cash surrender value. The annual interest rate charged on zero cost loans is guaranteed to be 3% (which is the same rate We guarantee to credit on zero cost loans). We guarantee this rate unless a higher interest rate is required by the Internal Revenue Service. If the Internal Revenue Service requires a higher policy loan interest rate, We will charge the minimum interest rate allowed. A zero cost loan may have tax consequences. See "Tax Effects" on page 59.


Currently, the annual interest rate We charge on standard loans is 5.0%. We guarantee that the rate charged on standard loans will not exceed 8% per year.

Interest is due on each policy anniversary or, if earlier, on the date of loan repayment, policy lapse, surrender, policy termination, or the Insured's death. If You do not pay the interest when it is due, then it will be added to Your outstanding loan and allocated based on the deduction allocation percentages for Your policy fund. This means We make an additional loan to pay the interest and will transfer amounts from the General Account or the investment divisions to make the loan. If We cannot allocate the interest based on these percentages, then We will allocate it as described above.

Repaying the Loan: You may repay all or part of a policy loan while Your policy is inforce. While You have a policy loan, We assume that any money You send Us is meant to repay the loan. If You wish to have any of these payments serve as premium payments, then You must tell Us in writing.

You may choose how You want Us to allocate Your repayments. If You do not give Us instructions, We will allocate Your repayments based on Your premium allocation percentages.

The Effects Of A Policy Loan On Your Policy Fund: A loan against Your policy will have a permanent effect on Your policy fund and benefits, even if the loan is repaid. When You borrow on Your policy, We transfer Your loan amount into Our General Account where it earns a declared rate of interest. You cannot invest that loan amount in any Separate Account investment divisions. You may earn more or less on the loan amount, depending on the performance of the investment divisions and whether they are better or worse than the 3% annual interest We credit on the portion of the General Account securing the loan. A policy loan will reduce the policy's ultimate death benefit and net cash surrender value.

Your Policy May Lapse: Your loan may affect the amount of time that Your policy remains inforce. For example, Your policy may lapse because the loaned amount cannot be used to cover the monthly deductions that are taken from Your policy fund. If these deductions are more than the net cash surrender value of Your policy, then the policy's lapse provision may apply. Since the policy permits loans up to 92% of the cash surrender value (the policy fund less the surrender charge) minus any policy debt, loan repayments or additional premium payments may be required to keep the policy inforce, especially if You borrow the maximum.

Withdrawing Money From Your Policy Fund
You may request a partial withdrawal of Your net cash surrender value by writing to Our Executive Office. You may also fax Your requests to Our Executive Office at (605)373-8557. Any requests sent to another number may not be considered received in Our Executive Office. If You make more than one partial withdrawal in a policy year, We will impose a partial withdrawal charge as explained in the paragraph entitled "Withdrawal Charges" listed below. Partial withdrawals are subject to certain conditions. They must:

      o     be at least $200,

      o in the first policy year, total no more than 50% of the net cash surrender value (the limit is 90% in subsequent policy years),

      o allow the death benefit to remain above the minimum for which We would issue the policy at that time, and

      o allow the policy to still qualify as life insurance under applicable tax law.


You may specify how much of the withdrawal You want taken from each investment division and Our General Account. If You do not tell Us, then We will make the withdrawal as described in "Deductions and Charges - How Policy Fund Charges Are Allocated" on page 56.


Completed partial withdrawal requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed partial withdrawal request after the close of regular trading on the New York Stock Exchange, We will process the partial withdrawal request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

In general, We do not permit You to make a withdrawal of monies for which Your premium check has not cleared Your bank.


Withdrawal Charges. When You make a partial withdrawal more than once in a policy year, a charge of $25 (or 2% of the amount withdrawn, whichever is less), will be deducted from Your policy fund. If You do not give Us instructions for deducting the charge, then it will be deducted as described under "Deductions and Charges - How Policy Fund Charges Are Allocated" on page 56. This charge does not apply to withdrawals under the Automatic Distribution Option.



The Effects Of A Partial Withdrawal. A partial withdrawal reduces the amount in Your policy fund, the cash surrender value and generally the death benefit on a dollar-for-dollar basis. However, if the death benefit is based on the corridor percentage multiple, then the death benefit reduction could be greater. If You have elected death benefit option 1, then We will also reduce the face amount of Your policy so that there will be no change in the net amount at risk. We will send You a new Schedule of Policy Benefits to reflect this change. Both the withdrawal and any reductions will be effective as of the business day We receive Your request at Our Executive Office if it is received before 3:00 p.m. Central Time. Otherwise it will be effective on the following business day.


Depending on individual circumstances, a policy loan might be better than a partial withdrawal if You need temporary cash. A withdrawal may have tax consequences. See "Tax Effects" on page 59.


Surrendering Your Policy

You may surrender Your policy for its net cash surrender value while the Insured person is living. You do this by sending both a written request and the policy to Our Executive Office. If You surrender Your policy or allow it to lapse during the surrender charge period, We will assess a surrender charge. The net cash surrender value equals the cash surrender value minus any contract debt. The net cash surrender value may be very low, especially during the early policy years. During the surrender charge period (this period of time is the earlier of (a)19 policy years after the date of issue or an increase in face amount or (b) attained age 95). The cash surrender value is the policy fund minus the surrender charge. After the surrender charge period, the cash surrender value equals the policy fund. We will compute the net cash surrender value as of the business day We receive Your request and policy at Our Executive Office. All of Your insurance coverage will end on that date.


Completed surrender requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed surrender request after the close of regular trading on the New York Stock Exchange, We will process the surrender request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.


A surrender may have income tax consequences. See "Tax Effects" on page 59.


                               THE GENERAL ACCOUNT

You may allocate all or some of Your policy fund to the General Account. The General Account pays interest at a declared rate. We guarantee the principal after deductions. The General Account supports Our insurance and annuity obligations. Because of applicable exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933, and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus for Your information and which relate to the General Account.

You may accumulate amounts in the General Account by:

      o     allocating net premium and loan payments,

      o     transferring amounts from the investment divisions,

      o     securing any policy loans, or

      o     earning interest on amounts You already have in the General Account.

This amount is reduced by transfers, withdrawals and allocated deductions.

We pay interest on all Your amounts in the General Account. The annual interest rates will never be less than 3.0%. We may, at Our sole discretion, credit interest in excess of 3.0% per year. You assume the risk that interest credited may not exceed 3.0% per year. We may pay different rates on unloaned and loaned amounts in the General Account. Interest compounds daily at an effective annual rate that equals the annual rate We declare.


You may request a transfer between the General Account and one or more of the investment divisions, within limits. See "Transfer Of Policy Fund" on page 45.


The General Account may not be available in all states. Your state of issue will determine if the General Account is available on Your policy. Please check Your policy form to see if the General Account is available on Your policy.

DEDUCTIONS AND CHARGES

Deductions From Your Premiums
We deduct a premium charge, and in some cases a service charge from each premium upon receipt. The rest of each premium (called the net premium) is placed in Your policy fund.

Since this charge is a percentage of paid premiums, the amount of the charge will vary with the amount of premium.

Premium Charge. We deduct a 5.0% premium charge from each premium payment. Currently, We plan to eliminate this charge after 10 policy years - this is not guaranteed. This charge partially reimburses Us for premium taxes We incur and for the selling and distribution costs of this policy. The percentage We estimate to be paid for premium taxes is an average of what We anticipate owing, and therefore, may exceed that actual rate imposed by Your state. This is a tax to Midland National so You cannot deduct it on Your income tax return.


Our selling and distribution costs include commissions and the costs of preparing sales literature and printing prospectuses. (We also deduct a surrender charge if You surrender Your policy for its net cash surrender value or let Your policy lapse during the surrender charge period. See "Surrender Charge" on page 57.)


Service Charge. If You have chosen the Civil Service Allotment Mode, then We deduct an additional $.46 (forty-six cents) from each premium payment. This $.46 covers the extra expenses We incur in processing bi-weekly premium payments.

Charges Against The Separate Account
Fees and charges allocated to the investment divisions reduce the amount in Your policy fund.


Tax Reserve. We reserve the right to charge for taxes or tax reserves, which may reduce the investment performance of the investment divisions. Currently, no such charge is made.

Monthly Deduction From Your Policy Fund
At the beginning of each policy month (including the policy date), the following four deductions are taken from Your policy fund:


      1. Per Policy Expense Charge: This charge is $12.00 per month in all years. This charge helps to cover our administrative costs such as premium billing and collections.

      2. Charges for Additional Benefits: Monthly deductions are made for the cost of any additional benefits. The charges for any additional benefits You select will be deducted on the policy rider date and each monthly anniversary thereafter. See the "Fee Table" on page 12. We may change these charges, but Your policy contains tables showing the guaranteed maximum rates for all of these insurance costs.

      3. Cost of Insurance Deduction: The cost of insurance deduction is Our current monthly cost of insurance rate times the net amount at risk at the beginning of the policy month. The net amount at risk is the difference between Your death benefit and Your policy fund. If the current death benefit for the month is increased due to the requirements of federal tax law, then Your net amount at risk for the month will also increase. For this purpose, Your policy fund amount is determined before deduction of the cost of insurance deduction, but after all of the other deductions due on that date. The amount of the cost of insurance deduction will vary from month to month with changes in the net amount at risk. This charge is for the cost of insurance. We may profit from this charge.

      4. Percentage of Policy Fund Charge - This charge is 0.05% per month of the total Policy Fund Value on a monthly basis in policy years 1-10, and 0.0083% per month of the total Policy Fund Value in policy years 11+. This charge helps to cover our administrative costs such as communicating with owners.

The cost of insurance rate is based on the sex, attained age, face amount of insurance, and rating class of the Insured person at the time of the charge. (In Montana, there are no distinctions based on sex, and for guaranteed rates, there is no distinction for premium class.) We place the Insured person that is a standard risk in the following rate classes: preferred plus non-tobacco, preferred non-tobacco, non-tobacco, preferred tobacco and tobacco. The Insured person may also be placed in a rate class involving a higher mortality risk, known as a substandard class. We may change the cost of insurance rates, but they will never be more than the guaranteed maximum rates set forth in Your policy. The maximum charges are based on the charges specified in the Commissioner's 2001 Standard Ordinary Mortality Table. The table below shows the current and guaranteed maximum monthly cost of insurance rates per $1,000 of amount at risk for a male, preferred, non-tobacco, standard risk at various ages for the first policy year, with an initial face amount of insurance of $200,000 in the fist policy year.



              Illustrative Table of Monthly Cost of Insurance Rates
                   (Rounded) per $1,000 of Net Amount at Risk

   Male Issue Age         Guaranteed                       Current
                         Maximum Rate         (Male Preferred Non-Tobacco Rate)
         25                  0.09                           0.03
         35                  0.10                           0.03
         45                  0.23                           0.04
         55                  0.54                           0.07
         65                  1.48                           0.13

For example, for a male preferred non-tobacco, age 35 with a $200,000 face amount death benefit option 1 policy and an initial premium of $1,000, the first monthly deduction (taken on the date the policy is issued) is $37.45. This example assumes the current monthly expense charge of $12.00, the current monthly per unit charge of $19.00, the current monthly percent of policy fund charge of $0.48 and the current cost of insurance deduction of $5.97. The $5.97 is calculated by multiplying the current monthly cost of insurance rate per $1,000 ($0.03) times the amount at risk ($200,000 face less the initial cash value of $950.00 which is $1,000 of premium less the $50.00 for the premium charge). This example assumes that there are no charges for riders or other additional benefits. This charge generally increases as the Insured person gets older.


The preferred tobacco cost of insurance rates are lower than the tobacco cost of insurance rates, and the non-tobacco rates are lower than the preferred tobacco rates. To qualify for the non-tobacco rates, an Insured must be a standard risk and must meet additional requirements that relate to smoking habits. The reduced cost of insurance rates depends on such variables as the attained age and the sex of the Insured.

The preferred plus non-tobacco cost of insurance rates are lower than the preferred non-tobacco cost of insurance rates, and the preferred non-tobacco rates are lower than the non-tobacco cost of insurance rates. To qualify for the preferred plus non-tobacco and preferred non-tobacco class, the Insured person must be age 20 or over and meet certain underwriting requirements.

If the policy is purchased in connection with an employment-related insurance or benefit plan, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964. In 1983, the United States Supreme Court held that under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

Changes in Monthly Deductions. Any changes in the cost of insurance, charges for additional benefits or expense charges will be by class of Insured and will be based on changes in future expectations of investment earnings, mortality, the length of time policies will remain in effect, expenses and taxes.

Transaction Charges
In addition to the deductions described above, We charge fees for certain policy transactions:

      o Partial Withdrawal of net cash surrender value. You may make one partial withdrawal during each policy year without a charge. There is an administrative charge of $25 or 2 percent of the amount withdrawn, whichever is less, each time You make a partial withdrawal if more than one withdrawal is made during a year. This charge does not apply to withdrawals under the Automatic Distribution Option.

      o Transfers. Currently, We do not charge when You make transfers of policy fund among investment divisions. We reserve the right to assess a $25 charge for each transfer after the twelfth in a policy year.

How Policy Fund Charges Are Allocated
Generally, deductions from Your policy fund for monthly or partial withdrawal charges are made from the investment divisions and the unloaned portion of the General Account. They are made in accordance with Your specified deduction allocation percentages unless You instruct Us otherwise. Your deduction allocation percentages may be any whole numbers (from 0 to 100) which add up to
100. You may change Your deduction allocation percentages by writing to Our Executive Office. Changes will be effective as of the date We receive them.

If We cannot make a deduction in accordance with these percentages, We will make it based on the proportion of (a) to (b) where (a) is Your unloaned amounts in the General Account and Your amounts in the investment divisions and (b) is the total unloaned amount of Your policy fund.

Deductions for transfer charges are made equally between the investment divisions from which the transfer was made. For example, if the transfer is made from two investment divisions, then the transfer charge assessed to each of the investment divisions will be $12.50.

Loan Charge
Loan interest is charged in arrears on the outstanding loan. Loan interest that is unpaid when due will be added to the outstanding loan on each policy anniversary (or, if earlier, on the date of loan repayment, policy lapse, surrender, policy termination, or the Insured's death) and will bear interest at the same rate of the loan. We currently charge an annual interest rate of 5.5% on loans.


After offsetting the 3% annual interest rate that We guarantee We will credit to the portion of Our General Account securing the loan against the maximum loan interest rate of 8.0%, the maximum guaranteed net cost of the loans is 5.0% annually in policy years 1-5. However, the current net cost of the loans is 2.0% annually in policy years 1-5. The current net cost of 2.0% for policy years 1-5 is derived by taking the 5.0% annual interest that We currently charge on loans and reducing it by the 3% annual interest rate We credit to the portion of the General Account securing the standard loan. If You take a loan after the 5th policy year, We guarantee that the net cost of the loan will be 0%.


Surrender Charge

The surrender charge is the difference between the amount in Your policy fund and Your policy's cash surrender value for the surrender charge period (this period of time is 19 policy years after the date of issue or increase in face amount). It is a contingent charge designed to partially recover Our expenses in distributing and issuing policies which are terminated by surrender or lapse in their early years (the premium charge is also designed to partially reimburse Us for these expenses). It is a contingent load because You pay it only if You surrender Your policy (or let it lapse) during the surrender charge period. The amount of the charge in a policy year is not necessarily related to Our actual sales expenses in that year. We anticipate that the premium charge and surrender charge will not fully cover Our sales expenses. If sales expenses are not covered by the premium charge and surrender charges, We will cover them with other assets. The net cash surrender value, the amount We pay You if You surrender Your policy for cash, equals the cash surrender value minus any policy debt. The cash surrender value is the policy fund minus the surrender charge. See "Surrendering Your Policy" on page 52.


The first year surrender charge varies by the issue age, sex and class of the Insured at the time the policy is issued. The maximum charge for Your policy per $1,000 of face amount is the first year charge. The first year charge, on a per $1,000 of face amount basis, gradually decreases over the surrender charge period (this period of time is 19 policy years after the date of issue or increase in face amount) and is $0.00 after the surrender charge period expires.


The following table provides some examples of the first year surrender charge. The maximum first year surrender charge for all issue ages, sexes, and classes is $49.00 per $1,000 of the face amount. The $49.00 per $1,000 of the face amount surrender charge occurs for females with issue ages at 70 or older. Your policy will specify the actual surrender charge rate, per $1,000 of face amount, for all durations in the surrender charge period. The table below is only intended to give You an idea of the level of first year surrender charges for a few sample issue ages, sexes and classes.



                    Examples of First Year Surrender Charges
                            Per $1,000 of Face Amount

                                                          Surrender Charge
                                                           Per $1,000 of
    Issue Age            Sex              Class             Face Amount
    ---------            ---              -----             -----------
       35               Male          Non-Tobacco or           $20.00
                                         Tobacco

       55              Female         Non-Tobacco or          $ 31.00
                                         Tobacco

       65               Male          Non-Tobacco or          $ 48.00
                                         Tobacco



A face amount decrease will not reduce the surrender charge. If the face amount is increased, there will be a new or increased surrender charge and a new 19 year surrender charge period for the amount of the increase. The surrender charge for the face amount increase will equal the surrender charge for a new policy with:

      a)    The initial face amount set equal to the face amount increase

      b) The Insured's policy age on the policy date equal to the policy age on the date of the face amount increase; and

      c)    The premium class for the face amount increase

Suppose You bought Your policy at issue age 35 under a male preferred nontobacco class with a face amount of $200,000. During the 10th policy year, You decided to increase Your face amount by $100,000 to obtain a total face amount of $300,000. If the face amount increase was determined to be acceptable to Us under the nontobacco class, the surrender charge for Your $100,000 of increase would be the same as the new policy with the following surrender charge criteria:

      a)    face amount of $100,000

      b) a policy age of 44 (the increase was effective during the 10th policy year before the policy anniversary at which You attained age
            45)

      c)    a premium class of male nontobacco

The original $200,000 of face amount would continue to fall under the surrender charge schedule established at the issue date of the policy, but the $100,000 of face amount increase would begin a new surrender charge schedule with the criteria stated in (a) through (c) above. At the time a face amount increase becomes effective, We will send You an endorsement to Your policy which states the surrender charge criteria and surrender charge amounts.

Portfolio Expenses
The value of the net assets of each investment division reflects the management fees and other expenses incurred by the corresponding portfolio in which the investment divisions invest. Some portfolios also deduct 12b-1 fees from portfolio assets. You pay these fees and expenses indirectly. Some portfolios may impose redemption fees, which We would deduct from Your Policy fund. For further information, consult the portfolios' prospectuses.

                                   TAX EFFECTS

INTRODUCTION

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon Our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

In order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, We believe that a policy issued on a standard rate class basis should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis and it is not clear whether such policies will in all cases satisfy the applicable requirements particularly if You pay the full amount of premiums under the policy. If it is subsequently determined that a policy does not satisfy the applicable requirements, We may take appropriate steps to bring the policy into compliance with such requirements and We reserve the right to restrict policy transactions in order to do so.

In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying Separate Account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the policies, We believe that the owner of a policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying Separate Account assets.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the policies to be treated as life insurance policies for federal income tax purposes. It is intended that the Separate Account, through the funds, will satisfy these diversification requirements.

The following discussion assumes that the policy will qualify as a life insurance policy for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

In General
We believe that the death benefit under a policy should generally be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. A tax advisor should be consulted on these consequences.

Generally, the policy owner will not be deemed to be in constructive receipt of the policy cash value until there is a distribution. When distributions from a policy occur, or when loans are taken out from or secured by a policy, the tax consequences depend on whether the policy is classified as a "modified endowment contract."

Modified Endowment Contracts ("MEC")
Under the Internal Revenue Code, certain life insurance policies are classified as "Modified Endowment Contracts," (MEC) with less favorable tax treatment than other life insurance policies. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether it is classified as a MEC. In general a policy will be classified as a MEC if the amount of premiums paid into the policy causes the policy to fail the "7-pay test." A policy will fail the 7-pay test if at any time in the first seven policy years, the amount paid into the policy exceeds the sum of the level premiums that would have been paid at that point under a policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the policy during the first seven years, for example, as a result of a partial surrender, the 7-pay test will have to be reapplied as if the policy had originally been issued at the reduced face amount. If there is a "material change" in the policy's benefits or other terms, the policy may have to be retested as if it were a newly issued policy. A material change may occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven policy years. To prevent Your policy from becoming a MEC, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policy owner should consult a tax advisor to determine whether a policy transaction will cause the policy to be classified as a MEC.

Distributions Other Than Death Benefits from Modified Endowment Contracts Policies classified as modified endowment contracts are subject to the following tax rules:

      (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

      (2) Loans taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed accordingly.

      (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the policy owner has attained age 59 1/2or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary or designated beneficiary.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts
Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy and only after the recovery of all investment in the policy as taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance policy for federal income tax purposes if policy benefits are reduced during the first 19 policy years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. However, the tax consequences associated with loans after the first five policy years are less clear and a tax advisor should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

Investment in the Policy
Your investment in the policy is generally Your aggregate premiums. When a distribution is taken from the policy, Your investment in the policy is reduced by the amount of the distribution that is tax-free.

Policy Loans

In general, interest on a policy loan will not be deductible. If a policy loan is outstanding when a policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a policy loan, You should consult a tax advisor as to the tax consequences. There is uncertainty regarding the tax treatment of loans where the policy has not lapsed due to operation of a lapse protection feature, including the Protected Flexibility Rider. Anyone contemplating the purchase of the policy with the Protected Flexibility Rider should be aware that the tax consequences of the Protected Flexibility Rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Protected Flexibility Rider causes the policy to be converted into a fixed policy. You should consult with and rely on a tax advisor as to the tax risks associated with the Protected Flexibility Rider.


Treatment of the Overloan Protection Benefit
This policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the policy without allowing the policy to lapse. The aim of this strategy is to continue borrowing from the policy until its contract value is just enough to pay off the policy loans that have been taken out and then relying on the Overloan Protection Benefit to keep the policy in force until the death of the insured. Anyone contemplating taking advantage of this strategy should be aware that it involves several risks. First, if the death benefit under the Overloan Protection Benefit is lower than the policy's original death benefit, then the policy might become a MEC which could result in a significant tax liability attributable to the balance of any policy debt. Second, this strategy will fail to achieve its goal if the policy is a MEC or becomes a MEC after the periodic borrowing begins. Third, this strategy has not been ruled on by the Internal Revenue Service (the "IRS") or the courts and it may be subject to challenge by the IRS, since it is possible that loans under this policy may be treated as taxable distributions when the rider causes the policy to be converted to a fixed policy. In that event, assuming policy loans have not already been subject to tax as distributions, a significant tax liability could arise. Anyone considering using the policy as a source of tax-free income by taking out policy loans should, before purchasing the policy, consult with and rely on a competent tax advisor about the tax risks inherent in such a strategy.


Withholding
To the extent that policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect however, not to have tax withheld from distributions.

Life Insurance Purchases by Residents of Puerto Rico
In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations
The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with and rely a qualified tax advisor regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

Multiple Policies
All modified endowment contracts that are issued by Us (or Our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Continuation of Policy Beyond Age 100
The tax consequences of continuing the policy beyond the Insured's 100th year are unclear. You should consult a tax advisor if You intend to keep the policy inforce beyond the Insured's 100th year.

Section 1035 Exchanges
Generally, there are no tax consequences when you exchange one life insurance policy for another, so long as the same person is being insured (a change of the insured is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. The new policy may also lose any "grandfathering" privilege, where you would be exempt from certain legislative or regulatory changes made after your original policy was issued, if you exchange your policy. You should consult with a tax advisor if you are considering exchanging any life insurance policy.

Accelerated Benefit Riders - Terminal Illness and Chronic Illness
We believe that payments received under the Accelerated Benefit rider - Terminal Illness and Accelerated Benefit Rider - Chronic Illness, should be fully excludable from the gross income of the beneficiary if the beneficiary is the Insured under the policy. However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Business Uses of Policy
Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If You are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, You should consult with and rely on a qualified tax advisor.

Employer-Owned Life Insurance Policies
Pursuant to recently enacted section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance policy will generally be limited to the premiums paid for such policy (although certain exceptions may apply in specific circumstances). An employer-owned life insurance policy is a life insurance policy owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such policy. It is the employer's responsibility to verify the eligibility of the intended insured under employer-owned life insurance policies and to provide the notices and obtain the consents required by section 101(j). These requirements generally apply to employer-owned life insurance policies issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance policy.

Non-Individual Owners and Business Beneficiaries of Policies
If a policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a policy, this policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with and rely a qualified tax advisor before any non-natural person is made an owner or holder of a policy, or before a business (other than a sole proprietorship) is made a beneficiary of a policy.

Split-Dollar Arrangements
The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax advisor before entering into or paying additional premiums with respect to such arrangements.


AdditionThe Sarbanes-Oxley Act of 2002 prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.


Any affected business contemplating the purchase of a new policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

Alternative Minimum Tax
There may also be an indirect tax upon the income in the policy or the proceeds of a policy under the federal corporate alternative minimum tax, if the owner is subject to that tax.

Estate, Gift and Generation Skipping Transfer Tax Considerations
The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the insured dies, the death proceeds will generally be includable in the owner's estate for purposes of federal estate tax if the insured owned the policy. If the owner was not the insured, the fair market value of the policy would be included in the owner's estate upon the owner's death. The policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require Us to deduct the tax from Your policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisors should be consulted concerning the estate and gift tax consequences of policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Economic Growth and Tax Relief Reconciliation Act of 2001
The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.


During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

The complexity of EGTRRA, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.


Foreign Tax Credits
We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under federal tax law.

Possible Tax Law Changes
Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the policy.

Our Income Taxes
Under current federal income tax law, We are not taxed on the Separate Account's operations. Thus, currently We do not deduct a charge from the Separate Account for federal income taxes. We reserve the right to charge the Separate Account for any future federal income taxes We may incur.

Under current laws in several states, We may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and We are not currently charging for them. If they increase, We may deduct charges for such taxes.

                    ADDITIONAL INFORMATION ABOUT THE POLICIES

YOUR RIGHT TO EXAMINE THIS POLICY

For a limited period of time, as specified in Your policy, You have a right to examine the policy. If for any reason You are not satisfied with it, then You may cancel the policy. You can cancel the policy by sending it to Our Executive Office along with a written cancellation request. Your cancellation request must be postmarked by the latest of the following dates:

      o     10 days after You receive Your policy;

      o 10 days after We mail You a written notice telling You about Your rights to cancel (Notice of Withdrawal Right); or

      o     45 days after You sign Part 1 of the policy application.

If state law requires a longer right to examine period, it will be noted on the cover page of Your policy.

In all cases, We allocate Your premiums according to Your instructions on the policy's record date. Generally, if You cancel Your policy during the right to examine period, then We will return all of the charges deducted from Your paid premiums and policy fund, plus the policy fund. The policy fund will reflect both the positive and negative investment performance of the investment divisions chosen by You in the policy application. Where required by state law, We will refund the sum of all premiums paid.

Insurance coverage ends when You send Your request.

YOUR POLICY CAN LAPSE

Your Variable Universal Life - CV insurance coverage continues as long as the net cash surrender value of Your policy is enough to pay the monthly deductions that are taken out of Your policy fund. During the no lapse guarantee period coverage continues if Your paid premiums (less loans and withdrawals) exceed the schedule of required no lapse guarantee premiums. If neither of these conditions is true at the beginning of any policy month, We will send written notification to You and any assignees on Our records that a 61-day grace period has begun and the amount of current premium due.

If We receive payment of this amount before the end of the grace period, then We will use that amount to pay the overdue deductions. We will put any remaining balance in Your policy fund and allocate it in the same manner as Your previous premium payments.

If We do not receive payment within 61 days, then Your policy will lapse without value. We will withdraw any amount left in Your policy fund. We will apply this amount to the deductions owed to Us, including any applicable surrender charge. We will inform You and any assignee that Your policy has ended without value.

If the Insured person dies during the grace period, We will pay the insurance benefits to the beneficiary, minus any loan, loan interest, and overdue deductions.

YOU MAY REINSTATE YOUR POLICY

You may reinstate the policy within 5 years after lapse. To reinstate Your policy, You must:

      o     fully complete an application for reinstatement,

      o provide satisfactory evidence of insurability for the person or persons to be Insured,

      o pay enough premium to cover all overdue monthly deductions or minimum premium depending on the duration of the policy and the no lapse guarantee period,

      o increase the policy fund so that the policy fund minus any policy debt equals or exceeds the surrender charge,

      o pay or restore any policy debt. The effective date of reinstatement will be the beginning of the policy month that coincides with or follows the date that We approve Your reinstatement application. Previous loans will be reinstated.

You may not reinstate a policy once it is surrendered.

POLICY PERIODS AND ANNIVERSARIES


We measure policy years, policy months, and policy anniversaries from the policy date shown on Your Schedule of Policy Benefits. Each policy month begins on the same day in each calendar month. The calendar days of 29, 30, and 31 are not used. Our right to challenge a policy and the suicide exclusion are measured from the policy date. See "LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY" on page 68.


MATURITY DATE

The maturity date is the first policy anniversary after the Insured's 120th birthday. The policy ends on that date if the Insured is still alive and the maturity benefit is paid.

If the Insured survives to the maturity date and You would like to continue the policy, We will extend the maturity date as long as this policy still qualifies as life insurance according to the Internal Revenue Service and Your state.

In order to extend the maturity date, all of the following conditions must be satisfied:

      (a)   The policy can not be in the grace period;

      (b) All of the policy fund must be transferred to either the General Account or the Money Market investment division; and

      (c)   Death benefit option 1 must be elected.



If the maturity date is extended, the policy may not qualify as life insurance and there may be tax consequences. A tax advisor should be consulted before You elect to extend the maturity date. See "Tax Effects" on page 59. In order to continue the policy beyond the original maturity date, We require that the death benefit not exceed the policy fund on the original maturity date.


WE OWN THE ASSETS OF OUR SEPARATE ACCOUNT

We own the assets of Our Separate Account and use them to support Your policy and other variable life policies. We may permit charges owed to Us to stay in the Separate Account. Thus, We may also participate proportionately in the Separate Account. These accumulated amounts belong to Us and We may transfer them from the Separate Account to Our General Account. The assets in the Separate Account generally are not chargeable with liabilities arising out of any other business We conduct. Under certain unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division.

CHANGING THE SEPARATE ACCOUNT

We have the right to modify how We operate Our Separate Account. We have the right to:


      o add investment divisions to, or remove investment divisions from, Our Separate Account;

      o     combine two or more investment divisions within Our Separate
            Account;

      o withdraw assets relating to the policy from one investment division and put them into another;

      o eliminate the shares of a portfolio and substitute shares of another portfolio of the funds or another open-end investment company. This may happen if the shares of the portfolio are no longer available for investment or, if in Our judgment, further investment in the portfolio is inappropriate in view of the purposes of Separate Account A;

      o register or end the registration of Our Separate Account under the Investment Company Act of 1940;

      o operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of interested parties of Midland National);

      o disregard instructions from policy owners regarding a change in the investment objectives of the portfolio or the approval or disapproval of an investment advisory policy. (We would do so only if required by the state insurance regulatory authorities or otherwise pursuant to insurance law or regulation); and

      o operate Our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows Us to make direct investments. In choosing these investments, We will rely on Our own judgment or that of an outside advisor. In addition, We may disapprove of any change in investment advisors or in investment policies unless a law or regulation provides differently.

If automatic allocations (such as premiums automatically deducted from Your paycheck or bank account, or dollar cost averaging or automatic rebalancing) are being made into an investment division that is removed or no longer available, and if You do not give Us other instructions, then any amounts that would have gone into the removed or closed investment division will be allocated to the money market investment division.

LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY

We can challenge the validity of Your insurance policy (based on material misstatements in the application) if it appears that the Insured person is not actually covered by the policy under Our rules. There are limits on how and when We can challenge the policy:

      o We cannot challenge the policy after it has been in effect, during the Insured person's lifetime, for two years from the date the policy was issued or reinstated. (Some states may require Us to measure this in some other way.)

      o We cannot challenge any policy change that requires evidence of insurability (such as an increase in face amount) after the change has been in effect for two years during the Insured's lifetime.

      o We can challenge at any time (and require proof of continuing disability) an additional benefit that provides benefits to the Insured person in the event that the Insured person becomes totally disabled.

      o If the Insured person dies during the time that We may challenge the validity of the policy, then We may delay payment until We decide whether to challenge the policy.

      o If the Insured person's age or sex is misstated on any application, then the death benefit and any additional benefits will be changed. They will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at the Insured person's correct age and sex.

      o If the Insured person commits suicide within two years after the date on which the policy was issued, then the death benefit will be limited to the total of all paid premiums minus the policy debt minus any partial withdrawals of net cash surrender value. If the Insured person commits suicide within two years after the effective date of Your requested face amount increase, then We will pay the face amount which was in effect before the increase plus the monthly cost of insurance deductions for the increase (some states require Us to measure this time by some other date).

YOUR PAYMENT OPTIONS

You may choose for policy benefits and other payments (such as the net cash surrender value or death benefit) to be paid immediately in one lump sum or in another form of payment. Payments under these options are not affected by the investment performance of any investment division. Instead, interest accrues pursuant to the option chosen. If You do not arrange for a specific form of payment before the Insured person dies, then the beneficiary will have this choice. However, if You do make an arrangement with Us for how the money will be paid, then the beneficiary cannot change Your choice. Payment options will also be subject to Our rules at the time of selection.

Lump Sum Payments
In most cases, when a death benefit is paid in a lump sum, We will pay the death benefit by establishing an interest bearing checking account, called the "Midland Access Account" for the beneficiary in the amount of the death benefit. We will send the beneficiary a checkbook, and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The Midland Access Account is part of Our General Account. It is not a bank account and it is not Insured by the FDIC or any other government agency. As part of Our General Account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Midland Access Accounts.

Optional Payment Methods
Our consent is required when an optional payment is selected and the payee is either an assignee or not a natural person (i.e., a corporation). Currently, these alternate payment options are only available if the proceeds applied are more than $5,000 and periodic payments are at least $50.

You have the following payment options:

      1. Interest Payments: The money will stay on deposit with Us for a period that We agree upon. You will receive interest on the money at a declared interest rate.

      2.    Installment Options: There are two ways that We pay installments:

            a. Fixed Period: We will pay the amount applied in equal installments plus applicable interest, for a specified time, up to 30 years.

            b. Fixed Amount: We will pay the sum in installments in an amount that We agree upon. We will continue to pay the installments until We pay the original amount, together with any interest You have earned.

      3. Monthly Life Income Option: We will pay the money as monthly income for life. You may choose from 1 of 5 ways to receive the income. We will guarantee payments for:

            (1)   at least 5 years (called "5 Years Certain");

            (2)   at least 10 years (called "10 Years Certain");

            (3)   at least 15 years (called "15 Years Certain");

            (4)   at least 20 years (called "20 Years Certain"); or

            (5) payment for life. With this option, payments will only be made as long as the payee is alive. Therefore, if the payee dies after the first payment, only one payment will be made.


      4. Other: You may ask Us to apply the money under any option that We make available at the time the benefit is paid.

We guarantee interest under the interest deposit and installment options at 2.75% a year, but We may allow a higher rate of interest.

The beneficiary, or any other person who is entitled to receive payment, may name a successor to receive any amount that We would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

We must approve any arrangements that involve more than one of the payment options, or a payee who is a fiduciary or not a natural person. Also, the details of all arrangements will be subject to Our rules at the time the arrangements take effect. These include:

      o     rules on the minimum amount We will pay under an option,

      o     minimum amounts for installment payments,

      o withdrawal or communication rights (Your rights to receive payments over time, for which We may offer You a lump sum payment),

      o the naming of people who are entitled to receive payment and their successors, and

      o     the ways of proving age and survival.

You will choose a payment option (or any later changes) and Your choice will take effect in the same way as it would if You were changing a beneficiary. (See "Your Beneficiary" below.) Any amounts that We pay under the payment options will not be subject to the claims of creditors or to legal process, to the extent that the law provides.

Even if the death benefit under the policy is excludible from income, payments under payment options may not be excludible in full. This is because earnings on the death benefit after the Insured's death are taxable and payments under the payment options generally include such earnings. You should consult a tax advisor as to the tax treatment of payments under payment options.

YOUR BENEFICIARY

You name Your beneficiary in Your policy application. The beneficiary is entitled to the death benefits of the policy. You may change the beneficiary during the Insured's lifetime by writing to Our Executive Office. If no beneficiary is living when the Insured dies, We will pay the death benefit to the owner or owner's estate.

ASSIGNING YOUR POLICY

You may assign Your rights in this policy. You must send a copy of the assignment to Our Executive Office. We are not responsible for the validity of the assignment or for any payment We make or any action We take before We receive notice of the assignment. An absolute assignment is a change of ownership. There may be tax consequences.

WHEN WE PAY PROCEEDS FROM THIS POLICY

We will generally pay any death benefits, net cash surrender value, or loan proceeds within seven days after receiving the required form(s) at Our Executive Office. Death benefits are determined as of the date of the Insured person's death and will not be affected by subsequent changes in the accumulation unit values of the investment divisions. We pay interest from the date of death to the date of payment.

We may delay payment for one or more of the following reasons:

      (1) We are investigating the claim, contesting the policy, determining that the beneficiary is qualified to receive the proceeds (e.g., is not a minor or responsible for causing the death), or resolving other issues that must be determined before payment (e.g., conflicting claims to the proceeds).

      (2) We cannot determine the amount of the payment because the New York Stock Exchange is closed, the SEC has restricted trading in securities, or the SEC has declared that an emergency exists.

      (3)   The SEC permits Us to delay payment to protect Our policy owners.

We may also delay any payment until Your premium checks have cleared Your bank. We may defer payment of any loan amount, withdrawal, or surrender from the General Account for up to six months after We receive Your request. We will not defer payment if it is used to pay premiums on policies with Us.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require Us to reject a premium payment and/or "freeze" Your policy fund. If these laws apply in a particular situation, We would not be allowed to process any request for withdrawals, surrenders, loans, or death benefits, make transfers, or continue making payments under Your payment option. If a policy fund were frozen, the policy fund would be moved to a special segregated interest bearing account and held in that account until We receive instructions from the appropriate federal regulator. We may also be required to provide information about You and Your policy to the government agencies and departments.

CHANGE OF ADDRESS NOTIFICATION


To protect You from fraud or theft, We may verify any changes in address You request by sending a confirmation of the change of address to Your old address.


YOUR VOTING RIGHTS AS AN OWNER

We invest the assets of Our Separate Account divisions in shares of the funds' portfolios. Midland National is the legal owner of the shares and has the right to vote on certain matters. Among other things, We may vote:

      o     to elect the funds' Boards of Directors,

      o     to ratify the selection of independent auditors for the funds, and

      o on any other matters described in the funds' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940.

Even though We own the shares, We give You the opportunity to tell Us how to vote the number of shares that are allocated to Your policy. We will vote at shareholder meetings according to Your instructions.

The funds will determine how often shareholder meetings are held. As We receive notice of these meetings, We will ask for Your voting instructions. The funds are not required to hold a meeting in any given year.

If We do not receive instructions in time from all policy owners, then We will vote those shares in the same proportion as We vote shares for which We have received instructions in that portfolio. We will also vote any fund shares that We alone are entitled to vote in the same proportions that policy owners vote. The effect of this proportional voting is that a small number of policy owners may control the outcome of a vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the fund in Our own right to restrict policy owner voting, then We may do so.

You may participate in voting only on matters concerning the fund portfolios in which Your policy fund has been invested. We determine Your voting shares in each division by dividing the amount of Your policy fund allocated to that division by the net asset value of one share of the corresponding fund portfolio. This is determined as of the Record Date set by the funds' Board for the shareholders meeting. We count fractional shares.

If You have a voting interest, We will send You proxy material and a form for giving Us voting instructions. In certain cases, We may disregard instructions relating to changes in the funds' advisor or the investment policies of its portfolios. We will advise You if We do so.

Other insurance companies own shares in the funds to support their variable insurance products. We do not foresee any disadvantage to this. Nevertheless, the funds' Boards of Directors will monitor events to identify conflicts that may arise and determine appropriate action. If We disagree with any fund action, then We will see that appropriate action is taken to protect Our policy owners.

DISTRIBUTION OF THE POLICIES

We have entered into a distribution agreement with Our affiliate, Sammons Securities Company, LLC ("Sammons Securities Company") for the distribution and sale of the policies. Sammons Securities Company is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent Company of Midland National Life Insurance Company. Sammons Securities Company offers the policies through its registered representatives. Sammons Securities Company may enter into written sales agreements with other broker-dealers ("selling firms") for the sale of the policies. We pay commissions to Sammons Securities Company for sales of the Policies by its registered representatives as well as by selling firms.


Sales commissions may vary, but the maximum commission payable for policy sales is 85% of premiums during policy year 1, 2.5% during policy years 2-19, and 0.00% following policy year 19. We may also pay additional commissions calculated as a percentage of Your policy fund value at specified times (e.g. at the end of the fifth policy year). Further, for each premium received following an increase in base face amount, a commission on that premium will be paid up to the target premium for the increase in each year. The commission for the increase in face amount will be calculated using the commission rates for the corresponding policy year. We pay commissions for policies sold to policy owners in the substandard risk underwriting class and for rider premiums based on Our rules at the time of payment. We may also pay additional amounts and reimburse additional expenses of Sammons Securities Company based on various factors.


We also pay for some of Sammons Securities Company's expenses, including the following sales expenses: registered representative training allowances; compensation and bonuses for the Sammons Securities Company's management team; advertising expenses; and all other expenses of distributing the policies. Sammons Securities Company pays its registered representatives all or a portion of the commissions received for their sales of policies. Registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that We may provide jointly with Sammons Securities Company.

Non-cash items that We and Sammons Securities Company may provide include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. In addition, Sammons Securities Company's registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the policies may help registered representatives and/or their managers qualify for such benefits. Sammons Securities Company's registered representatives and managers may receive other payments from Us for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask Your registered representative for further information about what Your registered representative and the selling firm for which he or she works may receive in connection with Your purchase of a policy.

We intend to recoup commissions and other sales expenses indirectly through the following fees and charges deducted under the policy: (a) the premium load; (b) surrender charge; (c) the percent of policy fund charge; (d) the cost of insurance charge; (e) payments, if any, received from the funds or their managers; and (f) investment earnings on amounts allocated under policies to the General Account. Commissions and other incentives or payments described above are not charged directly to You or the Separate Account but they are reflected in the fees and charges that you do pay directly or indirectly..

The Statement of Additional Information (SAI) can provide You with more detailed information about distribution expenses, commissions, and compensation than is contained in this prospectus. A free copy of the SAI can be obtained by calling
(800) 272-1642 or by contacting Your registered representative.

LEGAL PROCEEDINGS

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Midland National Life Insurance Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on them, the Separate Account, or Sammons Securities Company, LLC.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account are contained in the Statement of Additional Information. Our financial statements should be distinguished from the Separate Account's financial statements and You should consider Our financial statements only as bearing upon Our ability to meet Our obligations under the policies. For a free copy of these financial statements and/or the Statement of Additional Information, please call or write to Us at Our Executive Office.

                                  ILLUSTRATION

Following are a series of tables that illustrate how the policy funds, cash surrender values, and death benefits of a hypothetical policy change with the investment performance of the funds. The tables show how the policy funds, cash surrender values, and death benefits of the hypothetical policy issued to an Insured of a given age and given premium would vary over time if the return on the assets held in each portfolio of the funds were a constant gross, after tax annual rate of 0%, 6%, or 12%. All values labeled as current reflect the current level of product charges that are being assessed at the date of this prospectus, and the values labeled as guaranteed reflect the maximum level of product charges that can ever be assessed for the sample policy shown. Both current and guaranteed values use the arithmetic average of the fund manager expenses.


The tables on pages 71 through 73 illustrate a hypothetical policy issued to a male, age 35, under a standard non-tobacco underwriting risk classification. The payment amount used in the table represents the typical premium payment We expect a representative policy owner to make. We expect that the hypothetical policy owner will buy a policy with an initial face amount of $200,000 and make monthly payments of $164.00 on the first day of each month. The policy funds, cash surrender values, and death benefits would be different from those shown in the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual policy years.


The amount of the policy fund exceeds the cash surrender value during the surrender charge period due to the surrender charge. For policy years sixteen and after, the policy fund and cash surrender value are equal, since the surrender charge has reduced to zero.

Zero values in the illustration indicate the policy would lapse unless additional payments have been made.


The second column shows the accumulation value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the policy funds and the fourth and seventh column illustrate the cash surrender values of the policy over the designated period. The policy funds shown in the third column and the policy funds shown in the fourth column assume the monthly deduction for the cost of insurance is based upon the current cost of insurance rates. The policy funds shown in the sixth column and the cash surrender values shown in the seventh column assume the monthly deduction for cost of insurance is based upon the cost of insurance rates that We guarantee. The maximum monthly deduction for cost of insurance rates allowable under the policy is based on the 2001, sex-distinct, composite smoker, ALB Commissioner's Standard Ordinary Mortality Table. The fifth and eighth columns illustrate the death benefit of the policy over the designated period. The illustrations of the death benefits reflect the same assumptions as the policy fund and cash surrender values. The amounts shown for the death benefit, policy funds, and cash surrender values reflect the fact that the net investment return of the divisions of Our Separate Account is lower then the gross, after-tax return on the assets in the funds, as a result of expenses paid by the funds and charges levied against the divisions of Our Separate Account. The illustrations also reflect the 5.0% premium load deducted from each premium in all years on a guaranteed basis (in years 1-10 on a current basis), $12.00 per month expense charge in all years, a per unit expense charge of $19.00 per month in all years on a guaranteed basis (years 1-10 on a current basis), a percent of policy fund charge of 0.05% per month in policy years 1-10 and 0.0042% per month in policy years 11+ as well as current and guaranteed cost of insurance deductions.

The policy funds shown assume the deductions of the portfolio's daily investment advisory fees and operating expenses equivalent to an annual rate of 0.77% of the aggregate average daily net assets of the Portfolios of the funds (the average rate of the Portfolios for the period ending December 31, 2007) for each investment division. We have assumed that the values are allocated across all investment divisions equally. Voluntary waivers and reimbursements of portfolio expenses are not reflected in the illustrated tables. The actual fees and expenses associated with the policy may be more or less than 0.77% and will depend on how allocations are made to each investment division. After reductions for the average portfolio expenses, the assumed gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates of -0.77%, 5.23% and 11.23% respectively.

The approximate net annual rates do not include premium charges, cost of insurance deductions, surrender charges, percent of policy fund charges, expense charges nor any charges for additional benefits.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account A since Midland National is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the policy funds, cash surrenders values, and death benefits illustrated.

The tables illustrate the policy funds that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year and if no policy loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the policy owner varied the amount or frequency of premium payments. The tables also assume that the policy owner has not requested an increase or decrease in face amount, that no withdrawals have been made and no withdrawal charges imposed, that no policy loans have been taken, and that no transfers have been made and no transfer charges imposed.

The hypothetical investment rates of return are provided only to illustrate the mechanics of a hypothetical policy and do not represent past or future investment rates of return. Actual rates of return for a particular policy may be more or less than the hypothetical rates of return. The actual return on Your policy fund will depend on factors such as the amounts You allocate to particular investment divisions, the amounts deducted for the policy's monthly deductions, the portfolio's fees and expenses, and Your loan and withdrawal history in addition to the actual investment performance of the portfolios.

Depending on the timing and degree of fluctuation in actual investment returns, the actual investment returns, the actual policy fund could be substantially less than those shown, and may, under circumstances, result in the lapse of the policy unless You make more than the stated premium payment.

Personalized illustrations of death benefits, cash surrender values, and policy fund are available upon request, since the cost of insurance and other charges also differ significantly from the values in the hypothetical shown in the tables below. You can obtain a personalized illustration or make other policy inquiries by contacting Our Executive Office at:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                        Phone: (800) 272-1642 (toll-free)
                               Fax: (605) 335-3621


               MIDLAND NATIONAL LIFE INSURANCE COMPANY - VUL - CV
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


DEATH BENEFIT OPTION 1                                                                                  ASSUMED HYPOTHETICAL GROSS
MALE STANDARD NON-TOBACCO ISSUE AGE 35                                                                   ANNUAL RATE OF RETURN: 0%
$200,000 INITIAL FACE AMOUNT                                                                  ASSUMED MONTHLY PREMIUM(1): $164.00


                                 Assuming Current Costs                             Assuming Guaranteed Costs
                      Premiums
                Accumulated at                          Cash                                       Cash
   End of      5% Interest Per                     Surrender                                  Surrender

    Year                  Year     Policy Fund         Value  Death benefit   Policy Fund         Value  Death benefit
     1                   2,021           1,249             0        200,000         1,415             0        200,000
     2                   4,143           2,459             0        200,000         2,788             0        200,000
     3                   6,371           3,630             0        200,000         4,119           119        200,000
     4                   8,710           4,787           987        200,000         5,410         1,610        200,000
     5                  11,167           5,907         2,107        200,000         6,661         2,861        200,000
     6                  13,746           6,990         3,390        200,000         7,895         4,295        200,000
     7                  16,454           8,014         4,614        200,000         9,092         5,692        200,000
     8                  19,298           9,003         5,803        200,000        10,273         7,073        200,000
     9                  22,284           9,935         6,935        200,000        11,394         8,394        200,000
     10                 25,419          10,812         8,012        200,000        12,478         9,678        200,000
     15                 43,608          14,764        12,964        200,000        19,396        17,596        200,000
     20                 66,823          17,160        17,160        200,000        24,938        24,938        200,000
     25                 96,452          16,664        16,664        200,000        28,987        28,987        200,000
     30                134,266          11,336        11,336        200,000        29,661        29,661        200,000
     35                182,529               0             0        200,000        25,960        25,960        200,000
     40                244,125               0             0              0        14,975        14,975        200,000
     45                322,738               0             0              0             0             0              0
     50                423,072               0             0              0             0             0              0
     55                551,126               0             0              0             0             0              0
     60                714,558               0             0              0             0             0              0
     65                923,144               0             0              0             0             0              0

1.    ASSUMES A $164.00 PREMIUM IS PAID AT THE BEGINNING OF EACH POLICY MONTH.
      VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY
      OR IN DIFFERENT AMOUNTS.

2.    ASSUMES THAT NO POLICY LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
      INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY
THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE
POLICY FUND, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED
OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE
ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


               MIDLAND NATIONAL LIFE INSURANCE COMPANY - VUL - CV
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


DEATH BENEFIT OPTION 1                                                                                  ASSUMED HYPOTHETICAL GROSS
MALE STANDARD NON-TOBACCO ISSUE AGE 35                                                                   ANNUAL RATE OF RETURN: 6%
$200,000 INITIAL FACE AMOUNT                                                                   ASSUMED MONTHLY PREMIUM(1): $164.00


                                 Assuming Current Costs                             Assuming Guaranteed Costs
                         Premiums
                   Accumulated at                       Cash                                       Cash
   End of         5% Interest Per                  Surrender                                  Surrender

    Year                     Year  Policy Fund         Value  Death benefit   Policy Fund         Value  Death benefit
     1                      2,021        1,289             0        200,000         1,461             0        200,000
     2                      4,143        2,615             0        200,000         2,965             0        200,000
     3                      6,371        3,980             0        200,000         4,516           516        200,000
     4                      8,710        5,409         1,609        200,000         6,114         2,314        200,000
     5                     11,167        6,882         3,082        200,000         7,764         3,964        200,000
     6                     13,746        8,402         4,802        200,000         9,490         5,890        200,000
     7                     16,454        9,948         6,548        200,000        11,275         7,875        200,000
     8                     19,298       11,544         8,344        200,000        13,143         9,943        200,000
     9                     22,284       13,171        10,171        200,000        15,054        12,054        200,000
     10                    25,419       14,831        12,031        200,000        17,032        14,232        200,000
     15                    43,608       24,343        22,543        200,000        30,656        28,856        200,000
     20                    66,823       35,242        35,242        200,000        47,134        47,134        200,000
     25                    96,452       46,755        46,755        200,000        67,384        67,384        200,000
     30                   134,266       57,780        57,780        200,000        91,364        91,364        200,000
     35                   182,529       66,391        66,391        200,000       120,764       120,764        200,000
     40                   244,125       69,030        69,030        200,000       158,492       158,492        200,000
     45                   322,738       54,504        54,504        200,000       210,394       210,394        220,914
     50                   423,072            0             0              0       277,122       277,122        290,978
     55                   551,126            0             0              0       358,371       358,371        376,289
     60                   714,558            0             0              0       461,924       461,924        466,543
     65                   923,144            0             0              0       604,998       604,998        604,998

1.    ASSUMES A $164.00 PREMIUM IS PAID AT THE BEGINNING OF EACH POLICY MONTH.
      VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY
      OR IN DIFFERENT AMOUNTS.

2.    ASSUMES THAT NO POLICY LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
      INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.THE


HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND
SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY
THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE
POLICY FUND, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED
OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE
ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



               MIDLAND NATIONAL LIFE INSURANCE COMPANY - VUL - CV
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


DEATH BENEFIT OPTION 1                                                                                  ASSUMED HYPOTHETICAL GROSS
MALE STANDARD NON-TOBACCO ISSUE AGE 35                                                                  ANNUAL RATE OF RETURN: 12%
$200,000 INITIAL FACE AMOUNT                                                                  ASSUMED MONTHLY PREMIUM(1): $164.00


                                Assuming Current Costs                              Assuming Guaranteed Costs
                        Premiums
                  Accumulated at                       Cash                                         Cash
   End of        5% Interest Per                  Surrender                                    Surrender

    Year                    Year  Policy Fund         Value  Death benefit     Policy Fund         Value  Death benefit
     1                     2,021        1,329             0        200,000           1,506             0        200,000
     2                     4,143        2,775             0        200,000           3,147             0        200,000
     3                     6,371        4,351           351        200,000           4,937           937        200,000
     4                     8,710        6,096         2,296        200,000           6,892         3,092        200,000
     5                    11,167        8,004         4,204        200,000           9,032         5,232        200,000
     6                    13,746       10,093         6,493        200,000          11,399         7,799        200,000
     7                    16,454       12,358         8,958        200,000          13,995        10,595        200,000
     8                    19,298       14,843        11,643        200,000          16,868        13,668        200,000
     9                    22,284       17,550        14,550        200,000          20,002        17,002        200,000
     10                   25,419       20,504        17,704        200,000          23,448        20,648        200,000
     15                   43,608       41,166        39,366        200,000          50,124        48,324        200,000
     20                   66,823       75,350        75,350        200,000          94,691        94,691        200,000
     25                   96,452      132,765       132,765        200,000         170,703       170,703        228,742
     30                  134,266      231,218       231,218        282,086         298,817       298,817        364,556
     35                  182,529      395,182       395,182        458,411         513,437       513,437        595,587
     40                  244,125      669,210       669,210        716,054         874,232       874,232        935,429
     45                  322,738    1,130,813     1,130,813      1,187,353       1,483,761     1,483,761      1,557,949
     50                  423,072    1,885,464     1,885,464      1,979,737       2,494,784     2,494,784      2,619,523
     55                  551,126    3,087,312     3,087,312      3,241,678       4,147,054     4,147,054      4,354,407
     60                  714,558    5,072,176     5,072,176      5,122,898       6,907,736     6,907,736      6,976,813
     65                  923,144    8,625,044     8,625,044      8,625,044      11,744,917    11,744,917     11,744,917

1.    ASSUMES A $164.00 PREMIUM IS PAID AT THE BEGINNING OF EACH POLICY MONTH.
      VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY
      OR IN DIFFERENT AMOUNTS.

2.    ASSUMES THAT NO POLICY LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
      INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY
THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE
POLICY FUND, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED
OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE
ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                   DEFINITIONS

Accumulation Unit means the units credited to each investment division in the Separate Account.

Age means the age of the Insured person on his/her last birthday preceding the policy date.

Attained Age means the age of the Insured person on his/her birthday preceding a policy anniversary date.

Beneficiary means the person or persons to whom the policy's death benefit is paid when the Insured dies.

Business Day means any day the New York Stock Exchange is open for regular trading and ends at the close of the regular trading (usually 3:00 p.m. Central
Time).

Cash Surrender Value means the policy fund on the date of the surrender, less any surrender charge.

Death Benefit means the amount payable under Your policy when the Insured dies.

Evidence of Insurability means evidence, satisfactory to Us, that the Insured is insurable and meets Our underwriting standards.

Executive Office means where You write to Us to pay premiums or take other action, such as transfers between investment divisions, changes in face amount, or other such action regarding Your policy. The address is:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193

You may also reach Us at Our Executive Office by calling Us toll-free at (800) 272-1642 or faxing Us at (605) 373-8557.

Face A mount means the amount stated on the face of Your policy that will be paid either upon the death of the Insured or the policy maturity, whichever date is earliest.

Funds mean the investment companies, commonly called mutual funds, that are available for investment by Separate Account A on the policy date or as later changed by Us.

Inforce means the Insured's life remains Insured under the terms of the policy.

Investment Division means a division of Separate Account A which invests exclusively in the shares of a specified portfolio of the fund.

Modified Endowment Contract ("MEC") is a policy where premiums are paid more rapidly than the rate defined by a 7-pay test.

Monthly Anniversary means the day of each month that has the same numerical date as the policy date.

Net Cash Surrender Value means the cash surrender value less any outstanding policy debt.

Net Premium means the premium paid less a deduction of the premium load and less any per premium expenses.

No Lapse Guarantee Period means the amount of time this policy is guaranteed to remain inforce if the sum of the premiums paid, less any policy debt and withdrawals, is equal to or greater than the no lapse guarantee premium requirement.

Policy Anniversary means the same month and day of the policy date in each year following the policy date.

Policy Date means the date insurance coverage is effective and from which policy anniversaries and policy years are determined.

Policy Debt means the total loan on the policy on that date plus the interest that has accrued but has not been paid as of that date.

Policy Fund means the sum of monies in Our Separate Account A attributable to Your inforce policy plus any monies in Our General Account for Your policy.

Policy Month means a month that starts on a monthly anniversary and ends on the following monthly anniversary.

Policy Year means a year that starts on the policy date or on each anniversary thereafter.


Protected Death Benefit Distributable Fund means the amount equal to 97% of the result of (1) less (2), where:

      1.    Is the Policy Fund; and

      2.    Is the greater of (a) and (b), where,

            (a) Is (100% - the Protected Death Benefit Percentage) times the Policy Fund; and

            (b)   Is the Protected Death Benefit Fund


Record Date means the date the policy is recorded on Our books as an inforce policy.

Separate Account means Our Separate Account A which receives and invests Your net premiums under the policy.

Specified Amount means the face amount of the policy. The term "specified amount" used in Your policy has the same meaning as the term "face amount" used in this prospectus.

Surrender Charge means a charge made only upon surrender of the policy.

The Statement of Additional Information (SAI) can provide You with more detailed information about Midland National Life Insurance Company and the Midland National Life Separate Account A, including more information about distribution expenses, commissions, and compensation than is contained in this Prospectus. The SAI is incorporated by referenced into this Prospectus and is legally a part of this Prospectus. A free copy of the SAI can be obtained by calling (800) 272-1642 or by contacting Your registered representative. We will send You a copy of the SAI within 3 business days of Your request.

Personalized illustrations of death benefits, cash surrender values, and cash values are also available free of charge upon request. You can obtain a personalized illustration or make other policy inquiries by contacting Our Executive Office at:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                                 (800) 272-1642

Information about Midland National Life Insurance Company can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the SEC at 202-551-8090. Reports and other information about Midland National Life Insurance Company are also available on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549-0102


SEC File No. 811-05271

                   STATEMENT OF ADDITIONAL INFORMATION FOR THE

                          VARIABLE UNIVERSAL LIFE - CV
                 Flexible Premium Variable Universal Life Policy

                                   Issued By:

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY
             (through the Midland National Life Separate Account A)






This Statement of Additional Information ("SAI") expands upon subjects discussed in the current prospectus for the Variable Universal Life Insurance - CV Policy ("policy") offered by Midland National Life Insurance Company. You may obtain a free copy of the prospectus dated May 1, 2008, by contacting Us at Our Executive Office at:




                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                           (605) 335-5700 (telephone)
                      (800) 272-1642 (toll-free telephone)
               (605) 373-8557 (facsimile for transaction requests)
             (605) 335-3621 (facsimile for administrative requests)




Terms used in the current prospectus for the policy are incorporated in this statement.




This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for this policy and the prospectuses for the 62 Portfolios currently available in the policy.








                                Dated May 1, 2008

                                TABLE OF CONTENTS

THE POLICY...................................................................3


      POLICYOWNER............................................................3
      DEATH BENEFIT..........................................................3
      PAYMENT OPTIONS........................................................7
      PREMIUM LIMITATIONS....................................................7

ABOUT US.....................................................................7

      MIDLAND NATIONAL LIFE INSURANCE COMPANY................................7
      OUR SEPARATE ACCOUNT A.................................................7
      OUR REPORTS TO POLICYOWNERS............................................8
      DIVIDENDS..............................................................8
      DISTRIBUTION OF THE POLICIES...........................................8
      REGULATION.............................................................9
      DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC....................10
      LEGAL MATTERS.........................................................10
      FINANCIAL MATTERS.....................................................10
      ADDITIONAL INFORMATION................................................10

PERFORMANCE.................................................................11

      HISTORICAL ANNUALIZED RETURNS.........................................11
      HISTORICAL CUMULATIVE RETURNS.........................................13

ILLUSTRATIONS...............................................................14
FINANCIAL STATEMENTS........................................................14

                                   THE POLICY

The entire contract is made up of the policy, including any supplemental benefit, schedules, the signed written application for the policy, and any attached supplemental written application(s). We assume that each statement made in the written application is made to the best of the knowledge and belief of the person(s) who made them and, in the absence of fraud, those statements are deeded to be representations and not warranties. We cannot use any statement to deny a claim or to void the policy unless it is contained in a written application that is made part of the policy by attachment or insertion.

POLICYOWNER
The policyowner is the insured unless another individual has been named in the application. As policyowner, You are entitled to exercise all rights under Your policy while the insured is alive. Without any beneficiary consent You can:

      1.    Transfer ownership of Your policy by absolute assignment;

      2.    Designate, change or revoke a contingent owner; or

      3.    Change any revocable beneficiary during the insured's lifetime.

With each irrevocable beneficiary's consent, You may:

      1.    Change the irrevocable beneficiary during the insured's lifetime;

      2. Receive any benefit, exercise any right, and use any privilege granted by Your policy allowed by Us; or

      3.    Agree with Us to any change or amendment of Your policy.

If You die while the insured is alive, the contingent owner, if any, will become the owner. If there is no contingent owner, ownership will pass to Your estate.

DEATH BENEFIT
As long as the policy is still inforce, We will pay the death benefit to the beneficiary when the insured dies. Federal tax law may require a greater death benefit than the one provided for in Your policy. Your policy allows a choice between two death benefit qualification tests - the Cash Value Accumulation Test and the Guideline Premium Test. Both of these tests are ones defined under
Section 7702 of the Internal Revenue Code.

If you do not want limits (subject to Company minimums and maximum and the policy becoming a Modified Endowment Contract), on the amount of premium You can pay into the policy, the Cash Value Accumulation Test is usually the best choice.

The Guideline Premium Test will usually result in a lower minimum death benefit than the Cash Value Accumulation Test. Your choice depends on the premiums You want to pay. THE GUIDELINE PREMIUM TEST IS THE DEFAULT TEST FOR YOUR POLICY, AND HISTORICALLY HAS BEEN THE MORE POPULAR CHOICE.

Under both the Cash Value Accumulation Test and the Guideline Premium Test, the guideline minimum death benefit is the accumulation value of Your policy (Your policy fund) times a corridor percentage. The corridor percentages do vary depending on the test that you choose.

For the Guideline Premium Test, the corridor percentage varies by the policy age of the insured(s) at the start of the policy year and declines as the insured person gets older.

The minimum death benefit will be Your policy fund on the day the insured person dies multiplied by the percentage for his or her age. For this purpose, age is the policy age (last birthday) at the beginning of the policy year of the insured person's death.

For the Cash Value Accumulation Test, the corridor percentage varies by the policy age, Sex and Premium Class of the Insured. The minimum death benefit will be Your policy fund on the day the insured person dies multiplied by the percentage for his or her age. For this purpose, age is the Policy Age (last birthday) at the beginning of the policy year of the insured person's death.


             Table of Corridor Percentages - Guideline Premium Test
                              Based on Policy Fund

  If the Insured        The Death Benefit Will Be At       If the Insured     The Death Benefit Will Be At Least
 Person's Policy       Least Equal To This Percent Of         Person's           Equal To This Percent Of The
       Age                    The Policy Fund                Policy Age                   Policy Fund
     Is This                                                  Is This
       0-40                         250%                         60                          130%
        41                          243%                         61                          128%
        42                          236%                         62                          126%
        43                          229%                         63                          124%
        44                          222%                         64                          122%
        45                          215%                         65                          120%
        46                          209%                         66                          119%
        47                          203%                         67                          118%
        48                          197%                         68                          117%
        49                          191%                         69                          116%
        50                          185%                         70                          115%
        51                          178%                         71                          113%
        52                          171%                         72                          111%
        53                          164%                         73                          109%
        54                          157%                         74                          107%
        55                          150%                       75-90                         105%
        56                          146%                         91                          104%
        57                          142%                         92                          103%
        58                          138%                         93                          102%
        59                          134%                         94                          101%
                                                               95-99                         100%

These percentages are based on federal income tax law for the Guideline Premium Test, which requires a minimum death benefit, in relation to policy fund, for Your policy to qualify as life insurance.


Example - Assuming Guideline Premium Test

Assume the insured person is 55 years old and the face amount is $100,000. The "corridor percentage" for the Guideline Premium Test at that age is 150%. Under option 1, the death benefit will generally be $100,000. However, when the policy fund is greater than $66,666,67, the corridor percentage applies and the death benefit will be greater than $100,000 (since 150% of $66,666.67 equals $100,000). In this case, at age 55, We multiply the policy fund by a factor of 150%. So if the policy fund were $70,000, then the death benefit would be $105,000.

Under option 2, the death benefit is the face amount plus the policy fund. In this example, if a 55 year-old had a face amount of $100,000 and a policy fund of $200,000, then the death benefit would be $300,000. This figure results from either: (a) adding the face amount to the policy fund or (b) multiplying the policy fund by the corridor percentage. For all policy funds higher than this level, the corridor percentage would apply. Therefore, for every $1.00 added to the policy fund above $200,000, the death benefit would increase by $1.50 (at that age).



           Table of Corridor Percentages Cash Value Accumulation Test
                                      Male
                              Based on Policy Fund

     If the Insured       The Death Benefit Will be at       If the Insured     The Death Benefit Will be at Least
     Person's Policy     Least Equal to This Percent of     Person's Policy     Equal to This Percent of The Policy

       Age is this               The Policy Fund              Age is this                      Fund
            0                        1547.8%                       51                         272.2%
            1                        1503.6%                       52                         263.7%
            2                        1455.4%                       53                         255.4%
            3                        1406.2%                       54                         247.6%
            4                        1356.2%                       55                         240.1%
            5                        1307.9%                       56                         232.9%
            6                        1261.2%                       57                         226.1%
            7                        1216.0%                       58                         219.5%
            8                        1172.4%                       59                         213.2%
            9                        1130.1%                       60                         207.2%
           10                        1089.3%                       61                         201.4%
           11                        1049.8%                       62                         195.9%
           12                        1011.7%                       63                         190.7%
           13                        975.9%                        64                         185.7%
           14                        941.3%                        65                         181.0%
           15                        908.7%                        66                         176.5%
           16                        878.8%                        67                         172.2%
           17                        850.4%                        68                         168.0%
           18                        822.8%                        69                         164.1%
           19                        796.6%                        70                         160.2%
           20                        771.0%                        71                         156.5%
           21                        746.1%                        72                         153.0%
           22                        721.7%                        73                         149.7%
           23                        698.6%                        74                         146.5%
           24                        676.0%                        75                         143.5%
           25                        654.0%                        76                         140.6%
           26                        632.5%                        77                         137.9%
           27                        612.0%                        78                         135.3%
           28                        592.1%                        79                         132.9%
           29                        572.6%                        80                         130.6%
           30                        553.7%                        81                         128.5%
           31                        535.2%                        82                         126.5%
           32                        517.0%                        83                         124.6%
           33                        499.6%                        84                         122.8%
           34                        482.6%                        85                         121.2%
           35                        466.1%                        86                         119.7%
           36                        450.1%                        87                         118.3%
           37                        434.8%                        88                         117.0%
           38                        420.1%                        89                         115.9%
           39                        405.7%                        90                         114.8%
           40                        392.0%                        91                         113.9%
           41                        378.7%                        92                         113.0%
           42                        366.0%                        93                         112.2%
           43                        353.8%                        94                         111.4%
           44                        342.2%                        95                         110.8%
           45                        331.0%                        96                         110.1%
           46                        320.2%                        97                         109.5%
           47                        309.9%                        98                         108.9%
           48                        300.0%                       99+                         108.4%
           49                        290.4%
           50                        281.1%


Example - Assuming Cash Value Accumulation Test

Assume the insured person is 55 years old, male standard non- tobacco and the face amount is $100,000. The "corridor percentage" for the Cash Value Accumulation Test at that age is 240.1%. Under option 1, the death benefit will generally be $100,000. However, when the policy fund is greater than $41,649.31, the corridor percentage applies and the death benefit will be greater than $100,000 (since 240.1% of $41,649.31 equals $100,000). In this case, at age 55,
We multiply the policy fund by a factor of 240.1%. So if the policy fund were $70,000, then the death benefit would be $168,070.

Under option 2, the death benefit is the face amount plus the policy fund. In this example, if a 55 year-old had a face amount of $100,000 and a policy fund of $71,377.59, then the death benefit would be $171,377.59. This figure results from either: (a) adding the face amount to the policy fund or (b) multiplying the policy fund by the corridor percentage. For all policy funds higher than this level, the corridor percentage would apply. Therefore, for every $1.00 added to the policy fund above $71,377.59, the death benefit would increase by $2.41 (at that age).


PAYMENT OPTIONS
You may choose for policy benefits and other payments (such as the net cash surrender value or death benefit) to be paid immediately in one lump sum or in another form of payment. Payments under these options are not affected by the investment performance of any investment division. Instead, interest accrues pursuant to the option chosen. If You do not arrange for a specific form of payment before the insured person dies, then the beneficiary will have this choice. However, if You do make an arrangement with Us for how the money will be paid, then the beneficiary cannot change Your choice. Payment options will also be subject to Our rules at the time of selection.

PREMIUM LIMITATIONS
Federal law limits the premiums that can be paid if this policy is to qualify as life insurance for tax purposes. We will not accept a premium that would cause this limit to be exceeded. If We accept such a premium in error, We will refund it as soon as the error is discovered.

If a policy change is executed that causes this policy to exceed the maximum premium limits allowed by federal law, We will refund the excess premium when the total premiums paid exceed the federal limits.

We will accept any premium needed to keep this policy in force.

                                    ABOUT US

MIDLAND NATIONAL LIFE INSURANCE COMPANY
We are Midland National Life Insurance Company, a stock life insurance company. We were organized, in 1906, in South Dakota, as a mutual life insurance company at that time named "The Dakota Mutual Life Insurance Company". We were reincorporated as a stock life insurance company in 1909. Our name, Midland National Life Insurance Company, was adopted in 1925. We redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, and Puerto Rico.

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

OUR SEPARATE ACCOUNT A
The "Separate Account" is Our Separate Account A, established under the insurance laws of the State of Iowa. It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 but this registration does not involve any SEC supervision of its management or investment policies. The Separate Account meets the definition of a "Separate Account" under the federal securities laws. Income, gains and losses credited to, or charged against, the Separate Account reflects the investment experience of the Separate Account and not the investment experience of Midland National's other assets. The assets of the Separate Account may not be used to pay any of Our other liabilities. We are obligated to pay all amounts guaranteed under the policy.

The Separate Account has a number of investment divisions, each of which invests in the shares of a corresponding portfolio of the funds. You may allocate part or all of Your net premiums in up to ten of the sixty-two investment divisions of Our Separate Account at any one time.

OUR REPORTS TO POLICYOWNERS
We currently intend to send You reports shortly after the end of the third, sixth, ninth, and twelfth policy months of each policy year that show:

      o     the current death benefit for Your policy,

      o     Your policy fund,

      o     information about investment divisions,

      o     the cash surrender value of Your policy,

      o     the amount of Your outstanding policy loans,

      o     the amount of any interest that You owe on the loan, and

      o     information about the current loan interest rate.

The annual report will show any transactions involving Your policy fund that occurred during the policy year. Transactions include Your premium allocations, Our deductions, and Your transfer or withdrawals. The annual or other periodic statements provide confirmations of certain regular, periodic items (such as monthly deductions and premium payments by Civil Service Allotment or automatic checking account deductions). We may change these reporting practices. Confirmations will be sent to You for transfers of amounts between investment divisions and certain other policy transactions.

Our report also contains information that is required by the insurance supervisory official in the jurisdiction in which this insurance policy is delivered.

We will send You semi-annual reports with financial information on the funds.

DIVIDENDS
We do not pay any dividends on these policies.

DISTRIBUTION OF THE POLICIES
The policies are offered to the public on a continuous basis. We anticipate continuing to offer the policies, but reserve the right to discontinue the offering.


Sammons Securities Company, LLC ("Sammons Securities Company") serves as principal underwriter for the policies. Sammons Securities Company is a Delaware limited liability company and is its home office is located at 4261 Park Road, Ann Arbor, Michigan 48103. Sammons Securities Company is an indirect, wholly-owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas which in turn is the ultimate parent company of Midland National Life Insurance Company. Sammons Securities Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA, Inc. Sammons Securities Company offers the policies through its registered representatives. Sammons Securities Company is a member of the Securities Investor Protection Corporation. Sammons Securities Company also may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Registered representatives are appointed as Our insurance agents.



Sammons Securities Company received sales compensation with respect to these policies and other variable life policies not included in this registration statement under the Midland National Life Separate Account A in the following amounts during the years indicated:
---------------------- ----------------------------------------------- -----------------------------------------------------
                       Aggregate Amount of Commissions Paid to         Aggregate Amount of Commissions  Retained by
Fiscal year            Sammons Securities Company*                     Sammons Securities Company*
---------------------- ----------------------------------------------- -----------------------------------------------------
2005                   $10,657,189                                     $208,742
---------------------- ----------------------------------------------- -----------------------------------------------------
2006                   $8,806,816                                      $88,356
---------------------- ----------------------------------------------- -----------------------------------------------------

2007                   $8,589,634                                      $88,602

---------------------- ----------------------------------------------- -----------------------------------------------------
*Includes total sales compensation paid to registered persons of Sammons
Securities Company and an underwriting fee of 1.25% of first-year commissions paid to Sammons Securities Company for all of Midland National's variable universal life insurance policies under Separate Account A.


No polices have been sold as of December 31, 2007.


Sammons Securities Company passes through commissions it receives to selling firms for their sales and does not retain any portion of it in return for its services as distributor for the policies. However, under the distribution agreement with Sammons Securities Company, We pay the following sales expenses:

      o     sales representative training allowances,

      o     deferred compensation and insurance benefits,

      o     advertising expenses, and

      o     all other expenses of distributing the policies.

We and/or Sammons Securities Company may pay certain selling firms additional amounts for

      o "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to their sales representatives;

      o     sales promotions relating to the policies;

      o costs associated with sales conferences and educational seminars for their sales representatives; and

      o     other sales expenses incurred by them.

We and/or Sammons Securities Company may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

Pending regulatory approvals, We intend to distribute the policies in all states, except New York, and in certain United States possessions and territories.

REGULATION
We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where We sell policies. This policy has been filed with and, as necessary, approved by insurance officials in those states. The provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on Our operations and finances to insurance officials in all the jurisdictions where We sell policies. The officials are responsible for reviewing Our reports to be sure that We are financially sound and are complying with the applicable laws and regulations.

We are also subject to various federal securities laws and regulations with respect to the Separate Account and the policies.

DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC.
Employees of Sammons Enterprises, Inc. may receive a discount of up to 25% of first year premiums. Midland National is a subsidiary of Sammons Enterprises, Inc., and additional premium payments contributed solely by Us will be paid into the employee's policy during the first year. All other policy provisions will apply.

LEGAL MATTERS
The law firm of Sutherland Asbill & Brennan LLP, Washington, DC, has provided certain legal advice relating to certain matters under the federal securities laws.

FINANCIAL MATTERS

The financial statements of Midland National Life Separate Account A and Midland National Life Insurance Company, included in this SAI and the registration statement, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, for the periods indicated in their report which appears in this SAI. The address for PricewaterhouseCoopers LLP is One North Wacker, Chicago, IL 60606. The financial statements have been included in reliance upon reports given upon the authority of the firm as experts in accounting and auditing.


ADDITIONAL INFORMATION
We have filed a Registration Statement relating to the Separate Account and the variable life insurance policy described in this SAI with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this SAI under the rules and regulations of the SEC. If You would like additional information, then You may obtain it from the SEC's main office in Washington, DC. You will have to pay a fee for the material.

                                   PERFORMANCE

Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. We base the performance information on the investment experience of the investment division and the funds. The information does not indicate or represent future performance.
Total return quotations reflect changes in funds' share prices, and the automatic reinvestment by the Separate Account of all distributions and the deduction of the mortality and expense risk charge. The quotations will not reflect deductions from premiums (the premium tax charge), the monthly deduction from the policy fund (the expense charge, the cost of insurance charge, the percent of policy fund charge, and any charges for additional benefits), the surrender charge, or other transaction charges. These fees and charges would have reduced the performance shown. Therefore, these returns do not show how actual investment performance will affect policy benefits. A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Average annual total returns tend to smooth out variations in an investment division's returns and are not the same as actual year-by-year results.

Midland National may advertise performance figures for the investment divisions based on the performance of a


                                  ILLUSTRATIONS


Midland National may provide individual hypothetical illustrations of policy fund, cash surrender value, and death benefits based on the funds' historical investment returns. These illustrations will reflect the deduction of expenses in the funds and the deduction of policy charges, including the deductions from premiums, the monthly deduction from the policy fund and the surrender charge. The hypothetical illustrations are designed to show the performance that could have resulted if the policy had been in existence during the period illustrated and do not indicate what policy benefits will be in the future.

                              FINANCIAL STATEMENTS

The financial statements of Midland National Life Insurance Company included in this SAI should be distinguished from the financial statements of the Midland National Life Separate Account A and should be considered only as bearing upon the ability of Midland National Life Insurance Company to meet its obligations under the policies. They should not be considered as bearing upon the safety or investment performance of the assets held in the Separate Account.

Midland National Life Insurance Company and Subsidiary
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.) Consolidated Financial Statements
December 31, 2007, 2006 and 2005

Midland National Life Insurance Company and Subsidiary
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Index
--------------------------------------------------------------------------------


                                                                         Page(s)


Report of Independent Registered Public Accounting Firm.....................1


Consolidated Financial Statements


Balance Sheets..............................................................2


Statements of Income........................................................3


Statements of Stockholder's Equity..........................................4


Statements of Cash Flows..................................................5-6


Notes to Consolidated Financial Statements...............................7-36

PricewaterhouseCoopers LLP
One North Wacker
Chicago, IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001
www.pwc.com







                Report of Independent Registered Public Accounting Firm



The Board of Directors and Shareholder of
Midland National Life Insurance Company and Subsidiary



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of consolidated stockholder's equity, and of consolidated cash flows present fairly, in all material respects, the consolidated financial position of Midland National Life Insurance Company and Subsidiary (an indirect, wholly owned subsidiary of Sammons Enterprises, Inc.) (the "Company") at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans in 2007.



/s/

March 14, 2008


Midland National Life Insurance Company and Subsidiary
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Consolidated Balance Sheets
----------------------------------------------------------------------------------------
December 31, 2007 and 2006


(Dollars in Thousands, except par value and shares)                                          2007                2006

Assets
Investments
    Fixed maturities, available for sale, at fair value                                      $19,971,051         $18,275,097
    Equity securities, at fair value                                                             456,109             552,734
    Mortgage loans                                                                               294,133             311,305
    Policy loans                                                                                 299,411             285,764
    Short-term investments                                                                       256,008             382,545
    Derivative Instruments                                                                       172,808             286,141
    Other invested assets                                                                        317,134             245,097
                                                                                       ------------------  ------------------
              Total investments                                                               21,766,654          20,338,683
Cash                                                                                               3,910              37,297
Accrued investment income                                                                        200,909             169,236
Deferred policy acquisition costs                                                              1,422,862           1,341,489
Deferred sales inducements                                                                       442,770             414,545
Present value of future profits of acquired businesses                                            28,767              34,129
Federal income tax asset                                                                         157,567             145,584
Other receivables and other assets                                                               104,531              96,506
Reinsurance receivables                                                                        1,651,322           1,592,144
Separate account assets                                                                        1,084,345             903,349
                                                                                       ------------------  ------------------
              Total assets                                                                   $26,863,637         $25,072,962
                                                                                       ------------------  ------------------
Liabilities
Policyholder account balances                                                                $20,557,616         $19,272,874
Policy benefit reserves                                                                          921,216             824,405
Policy claims and benefits payable                                                               104,111             101,050
Repurchase agreements, other borrowings and collateral on derivatives                          2,321,092           2,223,497
Other liabilities                                                                                352,614             368,815
Separate account liabilities                                                                   1,084,345             903,349
                                                                                       ------------------  ------------------
              Total liabilities                                                               25,340,994          23,693,990
                                                                                       ------------------  ------------------
Stockholder's equity
Common stock, $1 par value, 2,549,439 shares authorized,
 2,548,878 shares outstanding                                                                      2,549               2,549
Additional paid-in capital                                                                       268,707             268,707
Accumulated other comprehensive (loss) income                                                    (55,540)             12,823
Retained earnings                                                                              1,306,927           1,094,893
                                                                                       ------------------  ------------------
              Total stockholder's equity                                                       1,522,643           1,378,972
                                                                                       ------------------  ------------------
              Total liabilities and stockholder's equity                                     $26,863,637         $25,072,962
                                                                                       ------------------  ------------------


The accompanying notes are an integral part of these consolidated financial statements.


Midland National Life Insurance Company and Subsidiary
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Consolidated Statements of Income
----------------------------------------------------------------------------------------
Years Ended December 31, 2007, 2006 and 2005


(Dollars in Thousands)                                                2007              2006              2005

Revenues
Premiums                                                              $ 124,312          $ 114,767         $ 113,264
Interest sensitive life and investment product charges                  273,272            260,975           254,309
Net investment income                                                 1,135,638            953,440           811,652
Net realized investment gains (losses)                                   71,937            (26,166)          (26,244)
Net gains on derivatives                                                116,037             42,266            78,591
Other income                                                             14,862             11,710             8,870
                                                                 ---------------   ----------------  ----------------
             Total revenue                                            1,736,058          1,356,992         1,240,442
                                                                 ---------------   ----------------  ----------------
Benefits and expenses
Benefits incurred                                                       220,550            202,877           201,024
Amortization of deferred sales inducements                               80,334             49,897            42,761
Interest credited to policyholder account balances                      709,144            596,330           514,013
                                                                 ---------------   ----------------  ----------------
             Total benefits                                           1,010,028            849,104           757,798
                                                                 ---------------   ----------------  ----------------
Operating expenses (net of commissions and other
 expenses deferred)                                                      99,857             98,895            88,726
Amortization of deferred policy acquisition costs and
 present value of future profits of acquired businesses                 236,708            171,773           175,954
                                                                 ---------------   ----------------  ----------------
             Total benefits and expenses                              1,346,593          1,119,772         1,022,478
                                                                 ---------------   ----------------  ----------------
             Income before income taxes                                 389,465            237,220           217,964
Income tax expense                                                      134,086             80,903            69,007
                                                                 ---------------   ----------------  ----------------

             Net income                                               $ 255,379          $ 156,317         $ 148,957
                                                                 ---------------   ----------------  ----------------


The accompanying notes are an integral part of these consolidated financial statements.


Midland National Life Insurance Company and Subsidiary
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Consolidated Statements of Stockholder's Equity
----------------------------------------------------------------------------------------
Years Ended December 31, 2007, 2006 and 2005


                                                                                          Additional
                                                                              Common       Paid-in          Comprehensive
(Dollars in Thousands)                                                        Stock        Capital           Income

Balances at December 31, 2004                                                  $ 2,549       $268,707
Comprehensive income
    Net income                                                                                                $148,957
    Other comprehensive income
      Minimum pension liability (net of tax ($882))                                                             (1,638)
      Net unrealized loss on available-for-sale investments
       and certain interest rate swaps (net of tax ($30,781))                                                  (57,164)
                                                                                                          -------------
             Total comprehensive income                                                                       $ 90,155
                                                                                                          -------------
Dividends paid on common stock
                                                                            -----------  -------------
Balances at December 31, 2005                                                    2,549        268,707

Comprehensive income
    Net income                                                                                                $156,317
    Other comprehensive income
      Minimum pension liability (net of tax $351)                                                                  652
      Net unrealized loss on available-for-sale investments
       and certain interest rate swaps (net of tax ($14,145))                                                  (26,270)
                                                                                                          -------------
             Total comprehensive income                                                                       $130,699
                                                                                                          -------------
Dividends paid on common stock
                                                                            -----------  -------------
Balances at December 31, 2006                                                    2,549        268,707

Comprehensive income
    Net income                                                                                                $255,379
    Other comprehensive income
      Pension liability (net of tax $757)                                                                        1,407
      Net unrealized loss on available-for-sale investments
       and certain interest rate swaps (net of tax ($36,254))                                                  (67,332)
                                                                                                          -------------
             Total comprehensive income                                                                       $189,454
                                                                                                          -------------
Adjustment to initially apply SFAS Statement No. 158
    (net of applicable income tax benefit of ($1,312))
Dividends paid on common stock
                                                                            -----------  -------------
Balances at December 31, 2007                                                  $ 2,549       $268,707
                                                                            -----------  -------------




The accompanying notes are an integral part of these consolidated financial statements.


Midland National Life Insurance Company and Subsidiary
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Consolidated Statements of Stockholder's Equity (continued)
----------------------------------------------------------------------------------------
Years Ended December 31, 2007, 2006 and 2005

                                                                             Accumulated
                                                                              Other                             Total
                                                                            Comprehensive    Retained       Stockholder's
(Dollars in Thousands)                                                        Income         Earnings          Equity

Balances at December 31, 2004                                                  $ 97,243        $ 881,819      $ 1,250,318
Comprehensive income
    Net income                                                                                   148,957          148,957
    Other comprehensive income
      Minimum pension liability (net of tax ($882))                              (1,638)                           (1,638)
      Net unrealized loss on available-for-sale investments
       and certain interest rate swaps (net of tax ($30,781))                   (57,164)                          (57,164)

             Total comprehensive income

Dividends paid on common stock                                                                   (45,000)         (45,000)
                                                                           -------------   --------------   --------------
Balances at December 31, 2005                                                    38,441          985,776        1,295,473

Comprehensive income
    Net income                                                                                   156,317          156,317
    Other comprehensive income
      Minimum pension liability (net of tax $351)                                   652                               652
      Net unrealized loss on available-for-sale investments
       and certain interest rate swaps (net of tax ($14,145))                   (26,270)                          (26,270)

             Total comprehensive income

Dividends paid on common stock                                                                   (47,200)         (47,200)
                                                                           -------------   --------------   --------------
Balances at December 31, 2006                                                    12,823        1,094,893        1,378,972

Comprehensive income
    Net income                                                                                   255,379          255,379
    Other comprehensive income
      Pension liability (net of tax $757)                                         1,407                             1,407
      Net unrealized loss on available-for-sale investments
       and certain interest rate swaps (net of tax ($36,254))                   (67,332)                          (67,332)

             Total comprehensive income

Adjustment to initially apply SFAS Statement No. 158
    (net of applicable income tax benefit of ($1,312))                           (2,438)                           (2,438)
Dividends paid on common stock                                                                   (43,345)         (43,345)
                                                                           -------------   --------------   --------------
Balances at December 31, 2007                                                 $ (55,540)     $ 1,306,927      $ 1,522,643
                                                                           -------------   --------------   --------------


The accompanying notes are an integral part of these consolidated financial statements.

Midland National Life Insurance Company and Subsidiary
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------
Years Ended December 31, 2007, 2006 and 2005

(Dollars in Thousands)                                                2007              2006              2005

Cash flows from operating activities
Net income                                                             $ 255,379         $ 156,317         $ 148,957
Adjustments to reconcile net income to net cash
 (used in) provided by operating activities
    Amortization of deferred policy acquisition costs,
     deferred sales inducements and
     present value of future profits of
     acquired businesses                                                 317,042           221,670           218,715
    Net amortization of premiums and discounts on
     investments                                                         (38,907)          (40,902)          (32,385)
    Amortization of index options                                        266,142           224,346           171,749
    Policy acquisition costs deferred                                   (227,657)         (255,300)         (229,790)
    Sales inducements costs deferred                                     (82,688)         (103,769)          (97,997)
    Net realized investment (gains) losses                               (71,937)           26,166            26,244
    Net gains on derivatives                                            (116,037)          (42,266)          (78,591)
    Deferred income taxes                                                 48,077            12,326              (486)
    Net interest credited and product charges on
     universal life and investment policies                              709,715           585,336           494,161
    Changes in other assets and liabilities
      Net receivables                                                   (118,256)          (22,492)          (49,209)
      Net payables                                                       (17,826)           (7,892)          (36,706)
      Policy benefits                                                     65,289           (55,345)         (123,675)
      Other                                                                5,808             3,190            11,480
                                                                 ----------------  ----------------  ----------------

             Net cash provided by operating activities                   994,144           701,385           422,467
                                                                 ----------------  ----------------  ----------------
Cash flows from investing activities
Proceeds from investments sold, matured or repaid
    Fixed maturities                                                  10,477,422        12,872,572        10,024,829
    Equity securities                                                    594,464           875,994           220,249
    Mortgage loans                                                        37,901            56,092            69,065
    Derivative instruments                                                13,554            12,956               299
    Other invested assets                                                 62,235            37,786            26,889
Cost of investments acquired
    Fixed maturities                                                 (12,192,132)      (14,860,614)      (12,451,732)
    Equity securities                                                   (586,859)       (1,096,830)         (252,405)
    Mortgage loans                                                       (24,568)           (7,638)                -
    Derivative instruments                                              (304,478)         (250,804)         (196,012)
    Other invested assets                                                (87,119)          (87,745)         (137,532)
Net change in policy loans                                               (13,647)          (10,000)           (3,449)
Net change in short-term investments                                     126,537          (220,574)          (26,369)
Net change in repurchase agreements, other
 borrowings and collateral on derivatives                                 97,595           504,219           474,402
Net change in amounts due to/from brokers                                  3,065            (4,244)            1,611
                                                                 ----------------  ----------------  ----------------
             Net cash used in investing activities                    (1,796,030)       (2,178,830)       (2,250,155)
                                                                 ----------------  ----------------  ----------------


                                   (continued)


The accompanying notes are an integral part of these consolidated financial statements.


Midland National Life Insurance Company and Subsidiary
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------
Years Ended December 31, 2007, 2006 and 2005



(Dollars in Thousands)                                                2007              2006              2005

Cash flows from financing activities
Receipts from universal life and investment products                   2,616,859         3,075,026         2,962,492
Benefits paid on universal life and investment
 products                                                             (1,805,015)       (1,524,181)       (1,106,202)
Dividends paid on common stock                                           (43,345)          (47,200)          (45,000)
                                                                 ----------------  ----------------  ----------------
             Net cash provided by financing activities                   768,499         1,503,645         1,811,290
                                                                 ----------------  ----------------  ----------------
Net (decrease) increase in cash                                          (33,387)           26,200           (16,398)
Cash at beginning of year                                                 37,297            11,097            27,495
                                                                 ----------------  ----------------  ----------------
Cash at end of year                                                     $  3,910         $  37,297         $  11,097
                                                                 ----------------  ----------------  ----------------
Supplemental disclosures of cash flow information
Cash paid during the year for
    Income taxes, paid to parent                                       $ 107,447         $  61,806         $  83,480


The accompanying notes are an integral part of these consolidated financial statements.


Midland National Life Insurance Company and Subsidiary
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

(Dollars in Thousands)

1.      Summary of Significant Accounting Policies


        Organization
        Midland National Life Insurance Company and Subsidiary ("Midland National") is an indirect wholly owned subsidiary of Sammons Enterprises, Inc. ("SEI"). Effective November 30, 2005, SFG Reinsurance Company ("SFG Re") was incorporated as a wholly owned insurance subsidiary of Midland National. SFG Re is a captive reinsurance company domiciled in South Carolina. The accompanying financial statements include the consolidated accounts of the Company, including the results of operations and cash flows of SFG Re with 2005 reflecting the time period from November 30, 2005 through December 31, 2005. Together, these companies (collectively the "Company") operate predominantly in the individual life and annuity business of the life insurance industry and are licensed to operate in 49 states and the District of Columbia.


        The Company is affiliated through common ownership with North American Company for Life and Health Insurance ("North American") and North American Company for Life and Health Insurance of New York ("NANY") through April, 2006 at which date NANY was sold to an unrelated third party.


        Basis of Presentation
        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("GAAP") and reflect the consolidation of the Company with its wholly owned subsidiary. All intercompany transactions have been eliminated in consolidation.


        Use of Estimates
        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.


        The most significant areas which require the use of management's estimates relate to the determination of the fair values of financial instruments and derivatives, deferred policy acquisition costs, deferred sales inducements, present value of future profits of acquired businesses, and future policy benefits for traditional life insurance policies.


        Interest Rate Risk
        The Company is subject to the risk that interest rates will change and cause changes in investment prepayments and changes in the value of its investments. Policyholder persistency is also affected by changes in interest rates. To the extent that fluctuations in interest rates cause the cash flows and duration of assets and liabilities to differ from product pricing assumptions, the Company may have to sell assets prior to their maturity and realize a loss.


        Liquidity Risk
        Market conditions for fixed income securities could be such that illiquidity in the markets could make it difficult for the Company to sell certain securities and generate cash to meet policyholder obligations. Management believes it has adequate liquidity in its investment portfolio and other sources of funds to meet any future policyholder obligations.


        Fair Value of Financial Instruments
        The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:


        Investment Securities
        Fair values for fixed maturity securities (including redeemable preferred stocks) is based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services. In some cases, such as private placements and certain mortgage-backed securities, fair value is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value of equity securities is based on quoted market prices, where available, and for those equity securities not actively traded fair values are obtained from independent pricing services or from internal pricing models.


        Mortgage Loans
        Fair values for mortgage loans are estimated using a duration-adjusted pricing methodology that reflects changes in market interest rates and the specific interest-rate sensitivity of each mortgage. Price changes derived from the monthly duration-adjustments are applied to the initial valuation mortgage portfolio that was conducted by an independent broker/dealer upon acquisition of the majority of the loans at which time each mortgage was modeled and assigned a spread corresponding to its risk profile for valuation purposes.


        Short-Term Investments
        The carrying amounts reported in the balance sheets for these instruments approximate their fair values.


        Derivative Instruments
        The reported value for derivative instruments is equal to exchange or broker quoted market prices for interest rate and credit default swaps and internal financial models or counterparty fair value quotes for options. Variation margin accounts, consisting of cash balances applicable to open futures contracts, held by counterparties are reported at the cash balances, which is equal to fair value.


        Other Invested Assets
        Other invested assets consist primarily of private equity investments and limited partnerships. The carrying amounts represent the Company's share of the entity's underlying equity reported in the balance sheets. There is no market for these investments and the Company believes the reported values approximate their fair values.


        Investment-Type Insurance Contracts
        Fair value for the Company's liabilities under investment-type insurance contracts is estimated using two methods. For those contracts without a defined maturity, the fair value is estimated as the amount payable on demand (cash surrender value). For those contracts with known maturities, fair value is estimated using discounted cash flow calculations using interest rates currently being offered for similar contracts with maturities consistent with the contracts being valued.


        These fair value estimates are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including non investment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented in Note 3 do not represent the underlying value to the Company.


        Investments and Investment Income
        The Company is required to classify its fixed maturity investments (bonds and redeemable preferred stocks) and equity securities (common and nonredeemable preferred stocks) into three categories: securities that the Company has the positive intent and the ability to hold to maturity are classified as "held-to-maturity;" securities that are held for current resale are classified as "trading securities;" and securities not classified as held-to-maturity or as trading securities are classified as "available-for-sale." Investments classified as trading or available-for-sale are required to be reported at fair value in the balance sheet. The Company currently has no securities classified as held-to-maturity or trading.


        Available-for-sale securities are classified as such if not considered trading securities or if there is not the positive intent and ability to hold the securities to maturity. Such securities are carried at market value with the unrealized holding gains and losses included as other comprehensive income (loss) in stockholder's equity, net of related adjustments to deferred policy acquisition costs, deferred sales inducements, deferred income taxes, and the accumulated unrealized holding gains (losses) on securities sold which are released into income as realized investment gains (losses). Cash flows from available-for-sale security transactions are included in investing activities in the statements of cash flows.


        For collateralized mortgage obligations ("CMO's") and mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. This adjustment is included in net investment income. Included in this category is approximately $82,140 of mortgage-backed securities that are all or partially collateralized by sub-prime mortgages at December 31, 2007. A sub-prime mortgage is defined as a mortgage with one or more of the following attributes: weak credit score, high debt-to-income ratio, high loan-to-value ratio or undocumented income. During the latter part of 2006 and all of 2007, the deterioration in the sub-prime mortgage market had an adverse impact on the overall credit markets, particularly related to the fair values of CMO's and other asset-backed securities. At December 31, 2007, the Company's securities with sub-prime exposure are rated as investment grade. The Company is exposed to credit risk associated with the sub-prime lending market and continues to monitor these investments in connection with the Company's other-than-temporary impairment policy.


        Mortgage loans are carried at the adjusted unpaid balances. Approximately 77% of the mortgage loans were acquired as part of an acquisition in 2003 and were recorded at fair value as of the purchase date. Approximately 25% of the Company's mortgage loan portfolio is located in Florida, Georgia, North Carolina, South Carolina and West Virginia. The composition of the mortgage loan portfolio by property characteristic category as of December 31, 2007, was as follows: Office 40%, Industrial 27%, Retail 9%, Residential 8%, Apartment 2%, and Other 14%. At December 31, 2007, no investments in mortgage loans were considered by management to be impaired. During 2007, the Company purchased 95 existing residential reverse mortgages. These reverse mortgages are first liens on the related residential properties located primarily in California and Florida. The outstanding loan balances at acquisition were $25,239 and the reverse mortgages had a principal limit of $40,189. Income on reverse mortgages is recognized using an effective yield based on the contractual interest rate and anticipated repayment of the mortgage. The maximum percentage of any one loan to the value of the underlying property at the time of the loan was 80% for all standard mortgage loans. The reverse mortgages have a Principal Limit Factor ("PLF") that defines the maximum amount that can be advanced to a borrower. The PLF is a function of the age of the borrower and co-borrower, if any, and the appraised value of the residential property. The maximum PLF in the Company's reverse mortgage portfolio is 62.5% of the underlying property value. Property and casualty insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. Interest income on non-performing loans is generally recognized on a cash basis.

        Short-term investments primarily include commercial paper and money market funds and are stated at amortized cost. Policy loans are carried at unpaid principal balances.

        Derivative instruments consist of options, futures, interest rate and credit default swaps. Options are reported at fair value, which are determined from internal financial models and compared to fair values provided by counterparties. Futures are reported at the cash balances held in counterparty variation margin accounts, which amount equals fair value. The interest rate and credit default swaps are reported at exchange or broker quoted prices.

        Other invested assets are primarily comprised of private equity investments and limited partnerships. Private equity investments and limited partnerships are recorded under the equity method of accounting in accordance with Accounting Principles Board Opinion 18 and American Institute of Certified Public Accountants ("AICPA") Statement of Position 78-9, Accounting for Investments in Real Estate Ventures where the Company owns 5% or more of the entity's equity (reported at cost where the Company owns less than 5%). These investments are reviewed for impairment on a periodic basis.

        Investment income is recorded when earned. Realized gains and losses are determined on the basis of specific identification of the investments. Dividends are recorded on the ex-dividend rate.

        The Company reviews its investments to determine if declines in value are other than temporary. Factors considered in evaluating whether a decline in value is other than temporary are the length of time and magnitude by which the fair value is less than amortized cost, the financial condition, enterprise value and prospects of the investment combined with the ability and intent of the Company to hold the investment for a period of time sufficient to recover the decline in value. Other considerations are also taken into account such as, but not limited to, financial ratios and the overall assessment of the value of the enterprise. For fixed income securities, the Company also considers whether it will be able to collect the amounts due according to the contractual terms of the investment. During 2007, 2006 and 2005, the Company recorded $7,394, $1,347 and $8,016, respectively, of realized losses as a result of this analysis. These losses are included in net realized investment gains (losses).

        Cash
        Cash consists of demand deposits and non-interest bearing deposits held by custodial banks.


        Recognition of Traditional Life Revenue and Policy Benefits Traditional life insurance products include those products with fixed and guaranteed premiums and benefits. Life insurance premiums are recognized as premium income when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for policy benefit reserves and the amortization of deferred policy acquisition costs.

        The liabilities for the policy benefit reserves for traditional life insurance policies of $921,216 and $824,405 at December 31, 2007 and 2006, respectively, generally are computed by the net level premium method based on estimated future investment yield, mortality, morbidity and withdrawals which were appropriate at the time the policies were issued or acquired. Interest rate assumptions ranged primarily from 6.00% to 11.25% in 2007 and 2006.

        Recognition of Revenue and Policy Benefits for Interest Sensitive Life Insurance Products and Investment Contracts ("Interest Sensitive Policies")
        Interest sensitive policies are issued on a periodic and single premium basis. Amounts collected are credited to policyholder account balances. Revenues from interest sensitive policies consist of charges assessed against policyholder account balances for the cost of insurance, policy administration, and surrender charges. Revenues also include investment income related to the investments that support the policyholder account balances. Policy benefits and claims that are charged to expense include benefits incurred in the period in excess of related policyholder account balances. Benefits also include interest and fixed index amounts credited to the account balances.

        Policyholder reserves for universal life and other interest sensitive life insurance and investment contracts, reported in the balance sheets as policyholder account balances of $20,557,616 and $19,272,874 at December 31, 2007 and 2006, respectively, are determined using the retrospective deposit method. Policy reserves consist of the policyholder deposits and credited interest less withdrawals and charges for mortality, administrative, and policy expenses. Interest crediting rates ranged primarily from 2.00% to 7.50% in 2007 and 2006. For certain contracts, these crediting rates extend for periods in excess of one year.

        Accounting for Derivative Instruments
        Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS Nos. 137, 138, 149 and 155, requires that all derivatives be carried on the balance sheet at fair value, with certain changes in fair value reflected in other comprehensive income (loss) in the statements of stockholder's equity (for those derivatives designated as effective "cash flow hedges") while other changes in derivative fair value are reflected as net gains (losses) on derivatives in the statements of income. The changes in fair value of derivatives designated as effective fair value hedges and the changes in fair value of the hedged fixed income security are reported as a component of net gain (loss) on derivatives. For derivatives not designated as effective hedges, the change in fair value is recognized as a component of net gain (loss) on derivatives in the period of change.


        The Company uses derivatives to manage its fixed indexed and policy obligation interest guarantees and interest rate risks applicable to its investments. To mitigate these risks, the Company enters interest rate swap agreements and futures contracts and purchases equity indexed options. The interest rate swaps are accounted for as either effective cash flow hedges, effective fair value hedges or as non-hedge derivatives. To qualify for hedge accounting, the Company is required to formally document the hedging relationship at the inception of each derivative transaction. This documentation includes the specific derivative instrument, risk management objective, hedging strategy, identification of the hedged item, specific risk being hedged and how effectiveness will be assessed. To be considered an effective hedge, the derivative must be highly effective in offsetting the variability of the cash flows or the changes in fair value of the hedged item. Effectiveness is evaluated on a retrospective and prospective basis.


        The Company has fixed indexed universal life and annuity products that have a guaranteed base return and a higher potential return tied to several major equity market indexes. In order to fund these benefits, the Company purchases over-the-counter index ("call") options and enters exchange listed futures contracts that compensate the Company for any appreciation over the strike price and substantively offsets the corresponding increase in the policyholder obligation. The futures contracts are adjusted to market value each day, which mark-to-market is settled in cash daily through the Company's variation margin accounts maintained with the counterparty. Gains or losses during the time a futures contract is outstanding are reported as gains or (losses) on derivatives. The Company amortizes the cost of the indexed options against investment income over the term of the option, which is typically one year. In accordance with SFAS No. 133 as amended, the Company adjusts the carrying value of the options from amortized cost to fair value with any change reflected as net gain or (loss) on derivatives in the statements of income. When the option matures, any value received by the Company is reflected as investment income offset by the amount credited to the policyholder.


        The SFAS No. 133 Derivative Implementation Group Issue No. B36, Embedded
        Derivatives: Modified Coinsurance Arrangements and Debt Instruments that Incorporate Credit Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Obligor of Those Instruments ("DIG B36") provides guidance for determining when certain reinsurance arrangements and debt instruments contain embedded derivatives requiring bifurcation due to the incorporation of credit risk exposures that are not clearly and closely related to the creditworthiness of the obligor. The provisions of DIG B36 impact two large coinsurance with funds withheld agreements with an outside reinsurance company applicable to specified annuity policies issued by the Company.


        The agreements between the Company and its derivatives counterparties requires the posting of collateral when the market value of the derivative instruments exceeds the cost of the instruments. Collateral posted by counterparties is reported in the balance sheets in short-term investments with a corresponding liability reported in repurchase agreements, other borrowings and collateral on derivatives.


        SFAS No. 155, Accounting for Certain Hybrid Financial Instruments ("SFAS 155") became effective in 2007 and is an amendment to SFAS No. 133. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Company purchased three securities in 2007 with embedded derivatives and the Company has elected fair value measurement in accordance with the guidance in SFAS 155. As such, any change in the fair value of the security will be reported as a gain (loss) on derivatives. The amortized cost and fair value of the Company's hybrid financial instruments at December 31, 2007 was $68,000. There was no gain or loss reported during the 2007 holding period. The decision to elect fair value measurement is made on an instrument-by-instrument basis under the guidance of SFAS 155. The Company will make election of fair value measurement at the time of any future acquisitions of hybrid financial instruments.


        Repurchase Agreements
        As part of its investment strategy, the Company enters into reverse repurchase agreements and dollar-roll transactions to increase the Company's investment return. The Company accounts for these transactions as secured borrowings, where the amount borrowed is tied to the market value of the underlying collateral securities. Reverse repurchase agreements involve a sale of securities and an agreement to repurchase the same securities at a later date at an agreed-upon price. Dollar-rolls are similar to reverse repurchase agreements except that, with dollar-rolls, the repurchase involves securities that are only substantially the same as the securities sold. As of December 31, 2007 and 2006, there were $2,187,540 and $1,955,956, respectively, of such agreements outstanding. The collateral for these agreements is held in fixed maturities in the consolidated balance sheets.


        Deferred Policy Acquisition Costs ("DAC")
        Policy acquisition costs that vary with, and are primarily related to the production of new business, are deferred into the DAC asset to the extent that such costs are deemed recoverable from future profits. Such costs include commissions, policy issuance, marketing, underwriting, and certain variable agency expenses. For traditional insurance policies, such costs are amortized over the estimated premium payment period of the related policies in proportion to the ratio of annual premium revenues to the total anticipated premium revenues. For interest sensitive policies, these costs are amortized over the lives of the policies in relation to the present value of actual and estimated gross profits, subject to regular evaluation and retroactive revision to reflect actual emerging experience. Recoverability of DAC is evaluated on an annual basis by comparing the current estimate of future profits to the unamortized asset balance.


        Deferred Sales Inducements ("DSI")
        The Company defers certain sales inducement costs into a DSI asset. Sales inducements are primarily premium bonuses and bonus interest on the Company's annuity products. AICPA Statement of Position 03-1 ("SOP 03-1") provides guidance on accounting and reporting for certain sales inducements whereby capitalized costs are reported separately in the balance sheets and the amortization of the capitalized sales inducements is reported as a separate component of insurance benefits in the statements of income.


        To the extent that unrealized investment gains or losses on available for sale securities would result in an adjustment to the amortization pattern of DAC and DSI had those gains or losses actually been realized, the adjustments are recorded directly to stockholder's equity through other comprehensive income (loss) as an offset to the unrealized investment gains or losses on available for sale securities.


        Present Value of Future Profits of Acquired Businesses ("PVFP") The PVFP represents the portion of the purchase price of blocks of businesses that was allocated to the future profits attributable to the insurance in force at the dates of acquisition. The PVFP is amortized in relationship to the actual and expected emergence of such future profits. Based on current conditions and assumptions as to future events, the Company expects to amortize $2,908, $2,756, $2,653, $1,662 and $1,281 of the existing PVFP over the next five years.


        Retrospective adjustments of these amounts are made periodically upon revision of estimates of current or future gross profits on universal life-type products to be realized from a group of policies. Recoverability of the PVFP is evaluated periodically by comparing the current estimate of future profits to the unamortized asset balance.


        Policy Claims and Benefits Payable
        The liability for policy claims and benefits payable includes provisions for reported claims and estimates for claims incurred but not reported, based on the terms of the related policies and contracts and on prior experience. Claim liabilities are based on estimates and are subject to future charges in claim severity and frequency. Estimates are periodically reviewed and adjustments are reflected in current operations.


        Variable Life and Annuity Products
        A portion of the separate accounts held by the Company are funds on which investment income and gains or losses accrue directly to certain policyholders. The assets of these accounts are legally separated and are not subject to the claims that may arise out of any other business of the Company. The Company reports this portion of its separate account assets at market value; the underlying investment risks are assumed by the contractholders. The Company records the related liabilities at amounts equal to the market value of the underlying assets. The Company reflects these assets and liabilities in the separate account assets and liabilities lines in the balance sheets. The Company records the fees earned for administrative and contractholder services performed for the separate accounts in other income of the statements of income.


        Bank Owned Life Insurance Products
        A portion of the separate accounts held by the Company relates to bank owned life insurance policies that are nonindexed with fixed guarantees. These amounts are subject to limited discretionary withdrawal at book value without a market value adjustment. The Company reports this portion of its separate account assets at book value; the underlying investment risks are assumed by the Company. The Company combines the assets and liabilities associated with this business into the respective assets and liabilities lines of the balance sheets in accordance with SOP 03-1.


        Dividends and Distributions
        Payment of dividends or other distributions are limited by statute, which is generally limited to the greater of the insurance company's statutory net income or 10% of the insurance company's statutory surplus.


        Federal Income Taxes
        The Company is a member of SEI's consolidated United States federal income tax group. The policy for intercompany allocation of federal income taxes provides that the Company compute the provision for federal income taxes on a separate return basis. The Company makes payment to, or receives payment from, SEI in the amount they would have paid to, or received from, the Internal Revenue Service had they not been members of the consolidated tax group. The separate Company provisions and payments are computed using the tax elections made by SEI.


        Deferred tax liabilities and assets are recognized based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.


        Comprehensive Income
        The Company follows the reporting concept of "Comprehensive Income" which requires the reporting of comprehensive income is addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Comprehensive income for the Company includes net income and other comprehensive income, which includes unrealized investment gains (losses) on available for sale securities net of related adjustments to deferred policy acquisition costs, deferred sales inducements, and deferred income taxes and additional pension and post-retirement benefits liabilities. In addition, certain interest rate swaps are accounted for as cash flow hedges with the change in the fair value of the swap reflected in other comprehensive income.


        Reclassification
        Certain items in the 2006 and 2005 financial statements have been reclassified to conform to the 2007 presentation.


2.      Recently Issued Accounting Standards


        Fair Value Measurements
        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value and establishes a framework for measuring fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of SFAS 157.


        Fair Value Options
        In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 allows companies to elect to fair value certain financial assets and financial liabilities. The election is irrevocable and is made contract by contract. The election is made upon initial adoption of SFAS 159 for existing assets and liabilities and subsequently on acquisition of new assets or liabilities. SFAS 159 is effective for years beginning after November 15, 2007. The Company is currently evaluating its election alternatives under SFAS 159.


        Business Combinations
        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141(R)"). This standard revises the previously issued SFAS No. 141 and will change how companies account for business acquisitions. The new standard applies greater use of fair values to acquired assets and liabilities and will introduce more volatility into earnings subsequent to acquisitions. SFAS 141 (R) is effective for fiscal years beginning on or after December 15, 2008 and early adoption is not permitted. The standard would have an impact on the financial statements of the Company for any acquisition made after that date.


        Noncontrolling Interests
        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51 ("SFAS 160"). SFAS 160 will change the accounting and reporting for minority interests, which will now be characterized as noncontrolling interests. Upon adoption, noncontrolling interests will be classified as a component of stockholder's equity whereas now minority interests are classified as a liability. The initial reported value of noncontrolling interests will be at fair value. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and early adoption is not permitted. SFAS requires retroactive adoption of the presentation and disclosure for existing noncontrolling interests. All other requirements of SFAS 160 will be applied prospectively. The Company does not currently have any reported minority interests, but this standard will impact any noncontrolling interests that may arise up to or after the effective date.


3.      Fair Value of Financial Instruments


        The carrying value and estimated fair value of the Company's financial instruments are as follows:


                                                              December 31, 2007                      December 31, 2006
                                                     ------------------------------------   ------------------------------------
                                                         Carrying          Estimated            Carrying          Estimated
                                                          Value            Fair Value            Value            Fair Value
Financial assets
    Fixed maturities,
     available-for-sale                                $19,971,051        $19,971,051         $18,275,097        $18,275,097
    Equity securities,
     available-for-sale                                    456,109            456,109             552,734            552,734
    Mortgage loans                                         294,133            299,483             311,305            307,515
    Short-term investments                                 256,008            256,008             382,545            382,545
    Derivative instruments                                 172,808            172,808             286,141            286,141
    Other invested assets                                  317,134            317,134             245,097            245,097
Financial liabilities
    Investment-type insurance contracts                 11,707,600         10,104,162          10,932,552          9,340,001
    Repurchase agreements, other borrowings
      and collateral on derivatives                      2,321,092          2,321,092           2,223,497          2,223,497



4.      Investments and Investment Income


        Fixed Maturities and Equity Security Investments
        The amortized cost, estimated fair value, gross unrealized gains and gross unrealized losses of fixed maturities and equity securities classified as available-for-sale at December 31, 2007 and 2006 are as follows:



                                                                    December 31, 2007
                                      ----------------------------------------------------------------------
                                                             Gross            Gross           Estimated
                                         Amortized         Unrealized      Unrealized            Fair
                                            Cost             Gains           Losses             Value
Fixed maturities
    U.S. Treasury and other U.S.
     Government corporations
     and agencies                          $ 4,179,199        $ 117,590        $  7,817         $ 4,288,972
    Corporate securities                     7,327,109           76,913         219,768           7,184,254
    Mortgage-backed securities               8,424,741          121,926         169,852           8,376,815
    Other debt securities                      120,011            4,406           3,407             121,010
                                      -----------------  ---------------  --------------   -----------------
             Total fixed maturities         20,051,060          320,835         400,844          19,971,051
Equity securities                              519,394            4,504          67,789             456,109
                                      -----------------  ---------------  --------------   -----------------
             Total available-for-
              sale                         $20,570,454        $ 325,339       $ 468,633         $20,427,160
                                      -----------------  ---------------  --------------   -----------------



                                                                  December 31, 2006
                                      ----------------------------------------------------------------------
                                                             Gross            Gross           Estimated
                                         Amortized         Unrealized      Unrealized            Fair
                                            Cost             Gains           Losses             Value
Fixed maturities
    U.S. Treasury and other U.S.
     Government corporations
     and agencies                          $ 5,103,446         $ 52,277        $ 36,393         $ 5,119,330
    Corporate securities                     6,828,683           93,332          84,757           6,837,258
    Mortgage-backed securities               6,153,421           71,169          39,100           6,185,490
    Other debt securities                      130,492            5,234           2,707             133,019
                                      -----------------  ---------------  --------------   -----------------
             Total fixed maturities         18,216,042          222,012         162,957          18,275,097
Equity securities                              537,194           17,772           2,232             552,734
                                      -----------------  ---------------  --------------   -----------------
             Total available-for-
              sale                         $18,753,236        $ 239,784       $ 165,189         $18,827,831
                                      -----------------  ---------------  --------------   -----------------


        The following table shows the Company's gross unrealized losses and fair value on its available for sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.


                                                                 December 31, 2007
                           --------------------------------------------------------------------------------------------
                               Less than 12 months              12 months or more            Total
                           -----------------------------   ----------------------------   -----------------------------
                               Fair         Unrealized         Fair        Unrealized         Fair         Unrealized
                               Value          Losses          Value          Losses          Value           Losses

Fixed maturities
   US Treasury and other
    U.S. Government
    corporations and
    agencies                   $ 295,942       $  2,913       $ 385,843       $  4,904       $ 681,785        $  7,817
   Corporate securities        1,788,513         97,440       2,234,024        122,328       4,022,537         219,768
   Mortgage-backed
    securities                 1,868,416         97,395       1,068,697         72,457       2,937,113         169,852
   Other debt securities           5,180             15          42,758          3,392          47,938           3,407
                           --------------  -------------   -------------  -------------   -------------   -------------
           Total fixed
            maturities         3,958,051        197,763       3,731,322        203,081       7,689,373         400,844
Equity securities                234,423         42,717         105,364         25,072         339,787          67,789
                           --------------  -------------   -------------  -------------   -------------   -------------
           Total available-
            for-sale          $4,192,474      $ 240,480      $3,836,686      $ 228,153      $8,029,160       $ 468,633
                           --------------  -------------   -------------  -------------   -------------   -------------




                                                          December 31, 2006
                           --------------------------------------------------------------------------------------------
                               Less than 12 months              12 months or more            Total
                           -----------------------------   ----------------------------   -----------------------------
                               Fair         Unrealized         Fair        Unrealized         Fair         Unrealized
                               Value          Losses          Value          Losses          Value           Losses

Fixed maturities
   US Treasury and other
    U.S. Government
    corporations and
    agencies                  $1,929,128      $  12,871       $ 814,373      $  23,522      $2,743,501       $  36,393
   Corporate securities        1,356,387         17,273       2,323,009         67,484       3,679,396          84,757
   Mortgage-backed
    securities                 1,075,399          7,606       1,221,709         31,494       2,297,108          39,100
   Other debt securities          53,452          2,059          12,882            648          66,334           2,707
                           --------------  -------------   -------------  -------------   -------------   -------------
           Total fixed
            maturities         4,414,366         39,809       4,371,973        123,148       8,786,339         162,957
Equity securities                 47,554            834          67,726          1,398         115,280           2,232
                           --------------  -------------   -------------  -------------   -------------   -------------
           Total available-
            for-sale          $4,461,920      $  40,643      $4,439,699      $ 124,546      $8,901,619       $ 165,189
                           --------------  -------------   -------------  -------------   -------------   -------------



        At December 31, 2007, the Company held approximately 3,555 positions in fixed income and equity securities. The above table, as of December 31, 2007 includes 1,737 securities of 542 issuers. Approximately 91% of the unrealized losses on fixed maturities at December 31, 2007 were securities rated investment grade. Investment grade securities are defined as those securities rated AAA through BBB- by Standard & Poors. Approximately 9% of the unrealized losses on fixed maturities at December 31, 2007 were on securities rated below investment grade. Equity securities in the above table consist primarily of non-redeemable preferred stocks. These securities are reviewed for impairment in the same manner as the fixed income securities. The Company monitors the financial position and operations of the issuers rated below investment grade and certain investment grade securities in cases where the Company has concerns about credit quality. In determining whether an unrealized loss is other than temporary, the Company will consider factors such as business prospects, status of issuer industry, security ratings, size and length of time the security has been in an unrealized loss position and the Company's intent and ability to hold the security until it recovers its value. The Company monitors securities that have a fair value less than 80 percent of amortized cost. In some cases a security will be considered impaired if its fair value is less than 80 percent of its amortized cost for a period of greater than twelve months. At December 31, 2007, fixed income and equity securities in an unrealized loss position had fair value equal to approximately 95 percent of amortized cost. In a majority of the unrealized loss positions, the unrealized loss is due to increases in market interest rates or changes in credit spreads since the securities were acquired. In addition, the market for fixed income securities experienced a high degree of volatility during 2007 due to the deterioration of the subprime mortgage market. This continued to adversely impact the credit markets at December 31, 2007, particularly related to the fair values of CMOs and other asset-backed securities. At December 31, 2007, the Company has the ability and intent to hold the securities that are in an unrealized loss position until the fair value increases to amortized cost, which may be maturity. Equity securities typically do not have a maturity or redemption date and the Company takes this fact into consideration when determining whether it has the intent to hold the security until recovery. Therefore, the Company does not consider these securities to be other than temporarily impaired at December 31, 2007.


        As a result of the Company's review of other than temporary impairments of investment securities, the Company took write-downs of $7,394, $1,347 and $8,016 during 2007, 2006 and 2005, respectively. The 2007 write-downs were applicable to two asset backed securities with some sub-prime exposure ($2,506), two private placement corporate securities that defaulted on interest payments during the latter part of 2007 ($2,540), one commercial mortgage loan that was subsequently sold at auction for a price slightly higher than its written-down value ($605) and one corporate security that has been in an unrealized loss position for over twelve months and was determined to be other than temporary ($1,743). The 2006 write-downs were applicable to one issuer in the printing business. The Company believes the long-term prospects for the issuer were positive but recorded the write-down primarily due to the sales of the securities of the same issuer at realized losses during 2006. In 2005 the Company took a write-down of $4,977 applicable to a Kamp Re catastrophe bond that became impaired as a result of Hurricane Katrina. The Company also took write-downs in 2005 for other than temporary impairments on two securities related to Northwest Airlines for $3,211. The Company considered these securities to be other than temporarily impaired due to the Chapter 11 bankruptcy filing by Northwest Airlines.


        The amortized cost and estimated fair value of available-for-sale fixed maturities at December 31, 2007, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                 Amortized         Estimated
                                                   Cost           Fair Value

Due in one year or less                          $  131,737        $  131,395
Due after one year through five years             1,281,001         1,283,263
Due after five years through ten years            2,989,058         2,950,440
Due after ten years                               7,224,523         7,229,138
Securities not due at a single maturity date
  (primarily mortgage-backed securities)          8,424,741         8,376,815
                                              --------------   ---------------
              Total fixed maturities            $20,051,060       $19,971,051
                                              --------------   ---------------



        Midland National is a member of the Federal Home Loan Bank of Des Moines ("FHLB"). In order to maintain its membership, the Company was required to purchase FHLB equity securities that total $11,113 as of December 31, 2007. These securities are included in equity securities and are carried at cost. Resale of these securities is restricted only to FHLB. As a member of FHLB, the Company can borrow money, provided that FHLB's collateral and stock ownership requirements are met. The maximum amount the Company can borrow is twenty times its FHLB investment. The interest rate and repayment terms differ depending on the type of advance and the term selected. At December 31, 2007, the Company had an outstanding advance of $25,000 from FHLB (see Note 6).


        Investment Income and Investment Gains (Losses) Major categories of investment income are summarized as follows:


                                                                  2007               2006               2005

Gross investment income
    Fixed maturities                                             $ 980,599          $ 904,843          $ 796,652
    Equity securities                                               30,345             37,361             20,836
    Mortgage loans                                                  18,370             22,362             25,836
    Policy loans                                                    21,333             20,640             20,028
    Short-term investments                                          23,435             20,836              8,037
    Derivative instruments                                         118,670             39,534             (7,163)
    Other invested assets                                           74,583             37,132             27,184
                                                           ----------------   ----------------   ----------------
              Total gross investment income                      1,267,335          1,082,708            891,410
Less:  Investment expenses                                         131,697            129,268             79,758
                                                           ----------------   ----------------   ----------------
              Net investment income                             $1,135,638          $ 953,440          $ 811,652
                                                           ----------------   ----------------   ----------------




        Investment expenses primarily consist of investment advisor fees, interest expense on securities lending and interest related to derivative collateral liabilities.


        The major categories of realized investment gains (losses) reflected in the statements of income are summarized as follows:


                                                                   2007               2006               2005

Fixed maturities                                                 $  81,427          $ (28,021)         $ (31,550)
Equity securities                                                  (10,195)            (1,478)             3,786
Mortgage loans                                                        (560)             2,300                515
Gain on termination of swaps                                             -                481                299
Short-term investments                                               1,265                552                706
                                                           ----------------   ----------------   ----------------
              Net investment gains (losses)                      $  71,937          $ (26,166)         $ (26,244)
                                                           ----------------   ----------------   ----------------




        Included in realized investment gains (losses) on the fixed maturities in 2007 and 2006 are gains of $1,560 and $9,147, respectively, related to recoveries from WorldCom, Inc. The Company sold its investments in WorldCom, Inc. in 2002 and recorded a pre-tax loss of $18,119. The recoveries are the result of a federal securities law class action brought on behalf of WorldCom, Inc. securities purchasers against various parties involved with WorldCom, Inc.


        During 2006 and 2005, the Company terminated interest rate swaps in situations where the underlying hedged assets were either called or sold. These swaps were previously accounted for as effective cash flow hedges and the proceeds from termination are reflected as realized gains or losses. In 2006 and 2005, the Company terminated effective cash flow interest rate swaps with notional amounts of $116,500 and $72,389 and realized net gains on the terminations of $481 and $299, respectively.


        Proceeds from the sale of available for sale securities and the gross realized gains and losses on these sales (prior to gains (losses) ceded and excluding maturities, calls, and prepayments) during 2007, 2006 and 2005 were as follows:



                                         2007                            2006                           2005
                           -------------------------------  -----------------------------  -----------------------------
                                Fixed           Equity           Fixed          Equity          Fixed          Equity
                              Maturities      Securities      Maturities      Securities     Maturities      Securities

Proceeds from sales         $ 8,029,528       $ 583,672    $ 11,022,004      $ 855,462      $8,635,952      $ 130,345
Gross realized gains             54,114           5,334          27,994          3,591          33,449          2,449
Gross realized (losses)         (54,065)        (15,325)        (78,699)        (4,724)        (56,323)          (604)




        Credit Risk Concentration
        The Company generally strives to maintain a diversified invested assets portfolio. Other than investments in U.S. Government or U.S. Government Agency or Authority, the Company had no investment in one entity which exceeded 10% of the Company's stockholder's equity at December 31, 2007.


        Variable Interest Entities
        In January 2003, the FASB issued Financial Interpretation No. 46 (revised December 2003) ("FIN 46(R)"), Consolidation of Variable Interest Entities. Under FIN 46(R), a company is required to consolidate a variable interest entity ("VIE") if the company is the primary beneficiary of the VIE. A VIE is defined as an entity whose equity investors do not have a controlling financial interest or do not have sufficient capital at risk for the entity to finance its activities without additional financial support from other parties. A company is deemed to be the primary beneficiary of a VIE if it expects to absorb a majority of the entities losses or receive a majority of the VIE's residual returns, or both.


        As of December 31, 2007, the Company has investments in limited partnerships and private equity investments that are reviewed to determine if any are variable interest entities. Some of these investments are VIE's, but in each case the Company has determined it is not the primary beneficiary. In accordance with FIN 46(R) guidance, the Company will continue to evaluate its position in the future as circumstances may change and the entity could be determined to be a VIE and the Company could become a primary beneficiary, in which case the Company would consolidate the variable interest entity into its financial statements.


        Other
        At December 31, 2007 and 2006, securities amounting to $3,171 and $3,136, respectively, were on deposit with regulatory authorities as required by law. These consist of fixed maturity securities reported in the balance sheets at fair value and have an amortized cost of $3,041 and $3,133, respectively.


5.      Derivative Instruments and Hedging Activities


        Index Options and Futures
        The Company uses various derivative instruments to manage its exposure to interest rate risk and to meet its policy guarantee obligations. The Company has approximately $6,314,729 of annuity and universal life policy account value as of December 31, 2007 (net of ($2,568,124) annuities ceded to an unrelated reinsurer), that provide for a guaranteed base return and a higher potential return tied to several major equity market indexes. In order to fund these benefits, the Company purchases over-the-counter index options that compensate the Company for any appreciation over the strike price and offsets the corresponding increase in the policyholder obligation. The Company also enters futures contracts to compensate it for increases in the same indexes. The Company classifies these as derivative instruments. The Company amortizes the cost of the index options against investment income over the term of the option, which is typically one year. The futures contracts have no initial cost and are marked-to-market daily. That daily mark-to-market is settled through the Company's variation margin accounts maintained with the counterparty. In accordance with SFAS No. 133 as amended, the Company reports the change in the fair value of index options and the change in the futures variation margin accounts as gain (loss) on derivatives, which amounts were ($134,767) in 2007, $77,227 in 2006 and ($29,602) in 2005. Offsetting these amounts are the changes in fair value of the derivatives embedded in the equity indexed product liabilities, which amounts were $81,716 in 2007, ($19,781) in 2006 and $108,043 in 2005. When the options and futures contracts mature, the value received by the Company is reflected as investment income ($321,521, $203,712 and $125,330 in 2007, 2006 and
        2005, respectively) offset by the amount credited to the policyholder ($301,939, $190,534 and $121,710 in 2007, 2006 and 2005, respectively).


        The fair value of the embedded options related to the policyholder obligations (liability values) is based upon current and expected index levels and returns as well as assumptions regarding general policyholder behavior, primarily lapses and withdrawals. These projected benefit values are discounted to the current date using the current risk free rate consistent with the duration of the liability. This value is then compared to the carrying value of the liability to calculate any gain or loss that is reflected in the statements of income as a gain (loss) on derivatives. To the extent that these changes in values impact the earnings pattern of the product and thus the amortization pattern of the DAC and DSI, an adjustment to the amortization of DAC and DSI is made.


       The following relates to the options and futures owned as of December 31:

                                                   2007               2006

        Net notional amount                     $5,481,581         $4,993,814
        Amortized cost of options                  138,652            131,373
        Estimated fair value of assets             176,641            285,016



        The Company has two coinsurance with funds withheld reinsurance agreements with an unaffiliated reinsurer that fall under the guidance of SFAS No. 133 Implementation Issue No. B36. Under this pronouncement, the Company's reinsurance agreements contain embedded derivatives that require bifurcation due to credit risks the reinsurer is assuming that are not clearly and closely related to the credit worthiness of the Company. The embedded derivatives contained in the funds withheld liability are similar to a total return swap since the Company cedes the total return on a designated investment portfolio to the outside reinsurer. This liability is netted in the balance sheets in reinsurance receivables. The reinsurer assumes the interest credited to the policyholders on the policies covered by the treaties, which interest is relatively fixed. The Company has developed models based on the expected cash flows of the ceded annuity business to estimate the fair value of the policy liabilities. The value of the derivatives embedded in the funds withheld coinsurance agreements is equal to the difference between the fair value of the assets in the portfolio designated under the coinsurance agreements and the fair value of the policy liabilities estimated from the cash flow models. The net change in the reported value of the embedded derivatives was a gain of $176,391 in 2007, a loss of $18,703 in 2006 and a gain of $1,777 in 2005, and is reported in net gain (loss) on derivatives in the statements of income.

        Cash Flow Hedges
        The Company has a number of investments which pay interest on a variable rate tied to a benchmark interest rate. The Company has entered into interest rate swaps that effectively convert the variable cash flows to fixed over the life of the swaps. These swaps pay the Company fixed rates while the Company is obligated to pay variable rates based on the same benchmark interest rate as the hedged asset. The swaps are part of the Company's overall risk and asset-liability management strategy to reduce the volatility of cash flows and provide a better match to the characteristics of the Company's liabilities. These swaps are accounted for as cash-flow hedges and are reported at fair value ($2,739 in 2007 and ($1,129) in 2006) in the balance sheets with the change in fair value reported as a component of other comprehensive income for the effective portion of the hedge ($3,867 in 2007, ($6,782) in 2006 and ($5,446) in 2005). The cash-flow hedge swaps have stated maturities of 2025 and 2026. Periodic cash flow interest swap settlements and current period changes in the swap accruals are reported as a component of net investment income with the payable or receivable included in accrued investment income. The stated fair value of the applicable interest rate swaps excludes the current period accruals.

        The following summarizes the cash-flow hedge interest rate swaps in 2007 and 2006:

                                             2007                   2006

Notional amounts                             $ 125,810              $ 125,810
Fixed rates to receive (range)           5.49% to 5.74%         5.49% to 5.74%
Current variable rates to pay (range)    4.79% to 5.39%         5.36% to 5.55%


        Fair Value Hedges
        The Company has entered into interest rate swap agreements that pay a variable rate of interest to the Company and the Company pays a fixed rate of interest to the counterparty. These swaps hedge the fair value of specific available-for-sale fixed income securities and are important components of the Company's asset-liability management. It is anticipated that changes in the fair values of the fixed income securities due to changes in interest rates will be offset by a corresponding opposite change in the fair values of the interest rate swaps. These swaps are considered effective hedges and are reported in the balance sheets at fair value (($286) in 2007 and $1,762 in 2006) with the changes in fair value of the swaps and hedged available-for-sale fixed income investments reported as components of net gains on derivatives in the statements of income (($1,548) in 2007, $735 in 2006 and $28 in 2005). The fair value hedge swaps have stated maturities ranging from 2008 to 2011. Periodic fair value interest swap settlements and current period changes in the swap accruals are reported as a component of net investment income with the payable or receivable included in accrued investment income. The stated fair value of the applicable interest rate swaps excludes the current period accruals.


        The following table summarizes the fair value interest rate swaps and hedged available-for-sale fixed income securities:



                                                  2007                2006

Notional amounts                                $   68,232          $   68,232
Fixed rates to pay (range)                   3.20% to 4.45%      3.20% to 4.45%
Current variable rates to receive (range)    4.82% to 5.51%      5.36% to 5.61%



        Other Derivatives
        The Company has also entered into interest rate and credit default swap agreements to help manage its overall exposure to interest rate changes and credit events. These swaps do not hedge specific assets or liabilities and as such are not accounted for as effective hedges. Included in the non-hedge swaps are credit default swaps where the Company is a protection provider and a protection buyer. In accordance with SFAS 133, these swaps are reported at fair value (($6,286) and $492 at December 31, 2007 and 2006, respectively) in the balance sheets and changes in the fair value (($5,756) in 2007, $2,789 in 2006 and $5,518 in 2005) are reported as a component of net gains on derivatives in the statements of income. Included in the non-hedge swaps is the ineffective portions of cash flow and fair value interest rate swaps. The non-hedge swaps have stated maturities ranging from 2009 to 2026. Periodic interest rate and credit default swap settlements and current period changes in the swap accruals for these non-hedge swaps are reported as a component of net investment income with the payable or receivable included in accrued investment income. The stated fair value of the applicable interest rate and credit default swaps excludes the current period accruals.


        The following table summarizes the interest rate and credit default swaps not accounted for as effective hedges:

                                                             2007                   2006

Notional amounts, interest rate swaps                    $   148,089             $   89,090
Notional amounts, credit default swaps                   $   233,300             $   85,000
Fixed rates, interest rate swaps (range)               3.88% to 5.66%         4.20% to 5.25%
Current variable rates, interest rate swaps (range)    4.99% to 5.40%         5.35% to 5.66%
Credit default swaps, receive                          0.50% to 1.18%             0.75%
Credit default swaps, pay                              0.11% to 0.32%         0.22% to 0.25%


        The Company generally limits its selection of counterparties that are obligated under its derivative contracts to those within the "A" credit rating or above. Entering into such agreements from financial institutions with long-standing performance records minimizes the risk. The amounts of such exposure are essentially the net replacement cost or market value for such agreements with each counterparty, as well as any interest due the Company from the last interest payment period less any collateral posted by the financial institution. Collateral posted at December 31, 2007 and 2006, applicable to all derivative investments was $108,552 and $267,542, respectively, and is reflected in the balance sheets in short-term investments. The obligation to repay the collateral is reflected in the balance sheets in repurchase agreements, other borrowings and collateral on derivatives.

6.      Borrowings

        During 2007, the Company borrowed $25,000 from the FHLB in accordance with the terms of its membership agreement. The purpose of the borrowing was to complement the Company's security lending program. The outstanding balance at December 31, 2007 of $25,000 is reported as a component of repurchase agreements, other borrowings and collateral on derivatives. The initial borrowing was for a 90 day period that matured on November 23, 2007. The borrowing was renewed for an additional 90 day period and matured on February 25, 2008. The interest rate for the initial period was 5.05% and is 4.53% for the current 90 day period. The Company renewed the borrowing on February 25, 2008 for an additional 90 day period at an interest rate of 2.90%. Interest expense incurred during 2007 was $449 and is reported as a component of net investment income. The fair value of this borrowing approximates its reported value due to its short maturity.


        In accordance with the FHLB membership agreement, the Company was required to purchase $1,113 of additional FHLB common stock, representing 4.45% of the amount borrowed. In addition, the Company has posted agency MBS/CMO fixed income securities with fair values in excess of the amount of the borrowing as collateral.


7.      DAC, DSI and PVFP


        Policy acquisition costs of new and acquired business, deferred and amortized for the years ended December 31, 2007, 2006 and 2005 are as follows:


                                                                            2007               2006               2005


DAC, beginning of year                                                      $1,341,489         $1,198,367         $1,019,716
Commissions deferred                                                           185,358            218,882            200,252
Underwriting and acquisition expenses deferred                                  42,299             36,418             29,538
Change in offset to unrealized losses                                           85,062             54,707            128,199
Reclassification to deferred sales inducements                                       -                  -             (3,939)
Reclassification to policy benefit reserves                                          -                  -             (3,682)
Amortization related to operations                                            (200,201)          (142,048)          (129,341)
Amortization related to SFAS No. 133                                           (31,145)           (24,837)           (42,376)
                                                                      -----------------  -----------------  -----------------
DAC, end of year                                                            $1,422,862         $1,341,489         $1,198,367
                                                                      -----------------  -----------------  -----------------


        The composition of DSI for the years ended December 31, 2007, 2006 and 2005 is summarized below:



                                                                           2007               2006               2005

DSI, beginning of year                                                      $ 414,545          $ 354,330          $ 275,863
Sales inducements costs deferred                                               82,688            103,768             97,997
Change in offset to unrealized losses                                          25,871              6,344             19,292
Reclassification from deferred acquisition costs                                    -                  -              3,939
Amortization related to operations                                            (59,006)           (31,086)           (26,764)
Amortization related to SFAS No. 133                                          (21,328)           (18,811)           (15,997)
                                                                      ----------------   ----------------   ----------------
DSI, end of year                                                            $ 442,770          $ 414,545          $ 354,330
                                                                      ----------------   ----------------   ----------------



        The composition of the PVFP for the years ended December 31, 2007, 2006 and 2005 is summarized below:


                                 2007               2006               2005

PVFP, beginning of year        $  34,129          $  39,017          $  43,254
Amortization                     (5,362)            (4,888)            (4,237)
                             ------------   ----------------   ----------------
PVFP, end of year              $  28,767          $  34,129          $  39,017
                             ------------   ----------------   ----------------



8.      Reinsurance


        The Company is involved in both the cession and assumption of life and annuity reinsurance with other companies. Reinsurance premiums and claims ceded and assumed for the years ended December 31 are as follows:



                                               2007                           2006                           2005
                                    ----------------------------   ----------------------------   ----------------------------
                                       Ceded          Assumed         Ceded         Assumed          Ceded         Assumed

Premiums and deposits
   on investment contracts           $750,611         $  787        $830,945         $  738        $915,666         $  508
Claims and investment
   contract withdrawals               165,611          4,155         142,039          4,493         107,737         (3,018)



        The Company generally reinsures the excess of each individual risk over $1,000 on ordinary life policies in order to spread its risk of loss. Certain other individual health contracts are reinsured on a policy-by-policy basis. The Company remains contingently liable for certain of the liabilities ceded in the event the reinsurers are unable to meet their obligations under the reinsurance agreement. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk. The Company generally only reinsures with companies rated "A" or better by A.M. Best.


        In addition to the risk reinsurance described above, the Company is also party to two funds withheld coinsurance agreements with a third-party reinsurer. These are indemnity agreements that cover 50% of substantially all policies issued from January 1, 2002 through March 31, 2005 and 60% of substantially all policies issued since April 1, 2005 of specific annuity plans. In these agreements, the Company agrees to withhold, on behalf of the assuming company, assets equal to the statutory reserve associated with these policies. The Company has netted the funds withheld liability of $3,310,967 and $2,798,108 against the reserve credits of $3,960,929 and $3,353,334 in reinsurance receivables in the December 31, 2007 and 2006, respectively, balance sheets. These agreements increased (decreased) the following financial statements lines as follows:



                                                                          2007             2006             2005

Assets
    Deferred policy acquisition costs                                  $ (367,143)      $ (329,633)      $ (271,855)
    Deferred sales inducements                                           (295,408)        (253,859)        (200,230)
    Reinsurance receivables                                               656,661          614,434          504,019
    Other receivables and other assets                                     21,312                -                -
Liabilities
    Other liabilities                                                           -              868            2,385
Revenues
    Interest sensitive life and investment product charges                (11,410)          (7,846)          (4,662)
    Net investment income                                                (212,557)        (149,870)         (98,968)
Benefits and expenses
    Benefits incurred                                                        (269)            (246)            (197)
    Interest credited to policyholder account balances                   (147,425)         (99,357)         (66,791)
    Operating expenses                                                     (3,214)          (2,235)          (2,255)
    Amortization of deferred acquisition costs and
     present value of future profits of acquired businesses               (34,104)         (25,482)         (15,596)
    Amortization of deferred sales inducements                            (25,973)         (18,642)         (11,254)



        Premiums, interest sensitive life and investment product charges, and benefits incurred are stated net of the amounts of premiums and claims assumed and ceded. Policyholder account balances, policy benefit reserves, and policy claims and benefits payable are reported gross of the related reinsurance receivables. These receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.


9.      Accumulated Other Comprehensive (Loss) Income


        The components of accumulated other comprehensive (loss) income are as follows:



                                                                                   2007               2006

Net unrealized (loss) gain - available-for-sale securities                         $ (138,287)         $  80,103
Net unrealized gain (loss) - derivative instruments                                     2,739             (1,129)
DAC                                                                                    40,570            (44,492)
DSI                                                                                    18,288             (7,583)
Deferred income taxes                                                                  26,842             (9,415)
                                                                             -----------------  -----------------

                                                                                      (49,848)            17,484
Pension liability (net of taxes $0 and $2,510)                                              -             (4,661)

Unrecognized actuarial net loss related to pension and
 other post-retirement liabilities (net of taxes $3,064 and $0)                        (5,692)                 -
                                                                             -----------------  -----------------

              Accumulated other comprehensive (loss) income                         $ (55,540)         $  12,823
                                                                             -----------------  -----------------



        The following table sets forth the changes in each component of accumulated other comprehensive income (loss).



                                                                                   2007               2006             2005

Unrealized holding (losses) gains arising in the
 current period
    Fixed maturities                                                                $ (58,139)        $ (127,441)      $(255,330)
    Equity securities                                                                 (89,019)             3,258          (2,424)
    Derivative instruments                                                              3,868             (6,782)         (5,446)
    Reclassification adjustment for losses (gains) released
     into income                                                                      (71,232)            29,499          27,764
    Impact of DAC                                                                      85,062             54,707         128,199
    Impact of DSI                                                                      25,871              6,344          19,292
    Impact of deferred income taxes                                                    36,257             14,145          30,781
                                                                             -----------------  -----------------  --------------

                                                                                      (67,332)           (26,270)        (57,164)

    Impact of pension liability                                                         1,407                652          (1,638)

    SFAS Statement No. 158 adoption adjustment                                         (2,438)                 -               -
                                                                             -----------------  -----------------  --------------

         Net other comprehensive loss                                               $ (68,363)         $ (25,618)       $(58,802)
                                                                             -----------------  -----------------  --------------


        The unrealized investment (loss) gain on available for sale securities and derivative instruments is adjusted by DAC, DSI and deferred income taxes and is included in the statements of stockholder's equity.


10.     Income Taxes


        The significant components of the provision for income taxes are as follows:



                                                      2007               2006               2005

     Current                                           $  86,009          $  68,577          $  69,493
     Deferred                                             48,077             12,326               (486)
                                                 ----------------   ----------------   ----------------
     Total federal income tax expense                  $ 134,086          $  80,903          $  69,007
                                                 ----------------   ----------------   ----------------



        The components of the federal income tax asset are as follows:



                                                 2007               2006

Net deferred income tax asset                    $ 132,987          $ 144,253
Income taxes currently receivable                   24,580              1,331
                                             --------------  -----------------
              Total income tax asset             $ 157,567          $ 145,584
                                             --------------  -----------------


        The difference between the provision for income taxes attributable to income before income taxes and the amounts that would be expected using the U.S. Federal statutory income tax rate of 35% in 2007, 2006 and 2005 are as follows:



                                                                   2007               2006               2005

At statutory federal income tax rate                             $ 136,312          $  83,027          $  76,287
Dividends received deductions                                       (1,551)              (835)              (721)
Other, net                                                            (675)            (1,289)            (6,559)
                                                           ----------------   ----------------   ----------------
              Total income tax expense                           $ 134,086          $  80,903          $  69,007
                                                           ----------------   ----------------   ----------------


        The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2007 and 2006 are as follows:



                                                                                        2007               2006

Deferred income tax assets
    Policy liabilities and reserves                                                      $ 598,525          $ 667,470
    Investments                                                                             50,082                  -
    Other, net                                                                              31,475              6,778
                                                                                  -----------------  -----------------
              Total deferred income tax assets                                             680,082            674,248
                                                                                  -----------------  -----------------
Deferred income tax liabilities
    Investments                                                                                  -            (10,364)
    Present value of future profits of acquired business                                   (10,068)           (11,945)
    Deferred policy acquisition costs and deferred sales inducements                      (537,027)          (507,686)
                                                                                  -----------------  -----------------
              Total deferred income tax liabilities                                       (547,095)          (529,995)
                                                                                  -----------------  -----------------
              Net deferred income tax asset                                              $ 132,987          $ 144,253
                                                                                  -----------------  -----------------


        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not, that some portion or all of the deferred tax assets will not be realized. Based on management's analysis of the realization of deferred tax assets, it is management's opinion that the Company will have sufficient future taxable income to realize all of the deferred tax assets at December 31, 2007 and no valuation allowance is necessary.


        The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), as of January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes in an entity's financial statements pursuant to SFAS Statement No. 109, Accounting for Income Taxes, and provides thresholds for recognizing and measuring benefits of a tax position taken or expected to be taken in a tax return. Consequently, the company recognizes tax benefits only on tax positions where it is "more likely that not" to prevail. There was no effect on the Company's financial statements from adopting FIN 48.


        A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:


Balance at January 1, 2007                                           $  1,257
Additions based on tax positions related to the current year                -
Additions based on tax positions related to prior years                   150
Reductions for tax positions of prior years                                 -
Settlements/Statute expiration                                              -
                                                                  ------------
Balance at December 31, 2007                                         $  1,407
                                                                  ------------


        The Company anticipates it is reasonably possible that the unrecognized benefits will decrease in the range of $500 to $800 by the end of 2008. The Company recognizes interest and/or penalties as a component of tax expense. The Company had approximately $23 and $10 of accrued interest and penalties at December 31, 2007 and 2006, respectively.


        In 2007, the Internal Revenue Service (IRS) commenced an examination of the Company's income tax returns for 2004 through 2006.


11.     Statutory Financial Data and Dividend Restrictions


        The Company is domiciled in Iowa and its statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the insurance department of the domiciliary state. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed. Such practices differ from state to state and company to company.


        Generally, the net assets of an Iowa domiciled insurance company available for distribution to its stockholders are limited to the amounts by which the net assets, as determined in accordance with statutory accounting practices, exceed minimum regulatory statutory capital requirements. All payments of dividends or other distributions to stockholders are subject to approval by regulatory authorities. The maximum amount of dividends that can be paid by the Company during any 12-month period, without prior approval of the Iowa insurance commissioner, is limited according to statutory regulations and is a function of statutory equity and statutory net income (generally, the greater of statutory-basis net gain from operations or 10% of prior year-end statutory-basis surplus). The Company paid dividends of $43,345, $47,200 and $45,000 in 2007, 2006 and 2005, respectively.
        Dividends payable in 2008 up to approximately $112,000 will not require prior approval of regulatory authorities.


        The statutory net income of the Company for the years ended December 31, 2007, 2006 and 2005, is approximately $112,000, $155,000 and $187,000, respectively, and reported capital and surplus at December 31, 2007, 2006 and 2005, is approximately $1,109,000, $1,020,000 and $965,000, respectively, in accordance with statutory accounting principles.


12.     Operating Leases


        The Company leases certain equipment and office space. Rental expense on operating leases of approximately $4,052, $4,741 and $4,016 were incurred in 2007, 2006 and 2005, respectively. The approximate future minimum lease payments under non-cancellable leases at December 31, 2007, are as follows:


         Year ending December 31,
         2008                                  $ 2,677
         2009                                    2,726
         2010                                    2,319
         2011                                    2,388
         2012                                    2,423
         Thereafter                              6,377
                                          -------------
                                               $18,910
                                          -------------


13.     Employee Benefits Plans


        The Company participates in a noncontributory defined benefit pension plan sponsored by SEI that covers certain full-time employees. Effective December 31, 2004, the plan sponsor approved a plan amendment to freeze the participants' accounts of the noncontributory defined benefit pension plan, which had the effect of establishing each participant's earned accrued benefit as of December 31, 2004. In addition, the participants' benefits shall be payable pursuant to the terms of the Plan to the extent each participant is or becomes 100% vested in such accrued benefits.
        In addition, the Company provides certain postretirement health care and life insurance benefits for eligible active and retired employees through health and welfare benefit plans.


        The following tables summarize the benefit obligations, the funded status and other additional information related to these plans as of December 31, 2007 and 2006. The pension benefits amounts reflect an allocation of the Company's portion of the SEI plans.



                                                                          Pension Benefits                 Other Benefits
                                                                    ------------------------------  ------------------------------
                                                                        2007            2006            2007            2006
Obligation and funded status
Accumulated benefit obligation at December 31                            $ 30,836        $ 31,733        $ 14,490        $ 12,983
Fair value of plan assets at December 31                                   30,488          27,563               -               -
                                                                    --------------  --------------  --------------  --------------
Funded status at December 31                                              $  (348)       $ (4,170)       $(14,490)       $(12,983)
                                                                    --------------  --------------  --------------  --------------
Accrued benefit liability recognized
 in financial statements                                                  $  (348)       $ (4,170)       $(14,490)       $ (9,370)
                                                                    --------------  --------------  --------------  --------------

Changes in liability for benefits recognized in
 accumulated other comprehensive income (loss)
Beginning balance                                                        $ (7,171)       $ (8,174)         $    -          $    -
Net gain arising during the period                                          2,164           1,003               -               -
SFAS Statement No. 158 adoption adjustment                                      -               -          (3,750)              -
                                                                    --------------  --------------  --------------  --------------
Balance at December 31                                                   $ (5,007)       $ (7,171)       $ (3,750)         $    -
                                                                    --------------  --------------  --------------  --------------

Changes in deferred taxes recognized in
 accumulated other comprehensive income (loss)                            $  (752)        $  (351)        $ 1,312          $    -
                                                                    --------------  --------------  --------------  --------------

Actuarial assumptions
Weighted-average assumptions, used to
determine benefit obligations as of
December 31
    Discount rate                                                       6.25%           5.75%           6.25%           5.75%
    Rate of compensation increase                                        N/A             N/A             N/A             N/A

Weighted-average assumptions used
 to determine net costs
 as of December 31
    Discount rate                                                       5.50%           5.50%           5.75%           5.50%
    Expected return on plan assets                                      7.50%           7.50%            N/A             N/A
    Rate of compensation increase                                        N/A             N/A             N/A             N/A



                                                       Pension Benefits                         Other Benefits
                                            -------------------------------------   -------------------------------------
                                               2007         2006         2005          2007         2006         2005

Additional information
Net periodic benefit (income) costs             $ (426)      $ (243)      $ (508)      $ 1,778      $ 1,543      $ 1,188
Employer contributions                           1,231        2,591            -           397          300          295
Employee contributions                               -            -            -           106          107          114
Benefit payments                                   444          322          311           503          407          409


        For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007. The rate was assumed to decrease gradually to 4.50% in 2013, and remain at that level thereafter.


        The measurement date for the plan was December 31, 2007.


        For 2007, the weighted average expected long-term rate of return on assets was 7.50%. In developing this assumption, the plan sponsor evaluated input from its third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. The plan sponsor also considered its historical average return, which was in line with the expected long-term rate of return assumption for 2007.


        The defined benefit pension plan asset allocation as of the measurement date and target asset allocation, presented as a percentage of total plan assets, were as follows:



                                                      2007           Target           2006           Target

Fixed income and other securities                          58%              64%             61%             55%
Equity and equity correlated assets                        41%              34%             26%             45%
Other, including cash                                       1%               2%             13%              0%
                                                  -------------   --------------  --------------  --------------

              Total                                       100%             100%            100%            100%
                                                  -------------   --------------  --------------  --------------


        It is the plan sponsor's policy to invest pension plan assets in a diversified portfolio consisting of an array of assets matching the target asset allocations above. The investment risk of the assets is limited by appropriate diversification both within and between asset classes. The assets are managed with a view to ensuring that sufficient liquidity will be available to meet the expected cash flow requirements of the plan.


        The Company expects to contribute $0 to the pension plan in 2008.


        The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:



                                            Pension          Other
                                            Benefits         Benefits

        Year ending December 31,
        2008                                 $  514          $  657
        2009                                    609             686
        2010                                    719             740
        2011                                    863             792
        2012                                  1,048             852
        2013-2017                             7,861           5,503



        In September 2006, the FASB issued SFAS No. 158, Employers Accounting for Defined Benefit and Other Retirement Plans-an amendment of FASB Statements Nos. 87, 88, 106 and 132 (R) ("SFAS 158"). SFAS 158 requires employers to recognize the overfunded or underfunded status of defined benefit pension and other postretirement benefit plans as an asset or liability in its financial statements, measured as the difference between the fair value of plan assets and the projected benefit obligation as of the end of our fiscal year end. SFAS 158 also requires employers to recognize changes in the funded status of defined benefit pension and other post retirement plans in the year in which the changes occur through other accumulated comprehensive income. This portion of SFAS 158 was effective for fiscal years ending after December 15, 2007 and was adopted by the Company in 2007. In addition, SFAS 158 also requires measurement of plan assets and benefit obligations as of the end of the employer's fiscal year beginning with fiscal years ending after December 15, 2008. The Company does not anticipate a material impact to its consolidated financial statements due to this subsequent SFAS 158 implementation issue.


        The incremental effects of applying this Statement on the individual line items of the Company's consolidated balance sheet as of December 31, 2007 are as follows:


                                                             Balance Before                                Balance After
                                                               adoption of                                  adoption of
                                                                SFAS 158              Adjustments             SFAS 158

Federal Income tax asset                                     $   156,255            $    1,312             $   157,567
Other liabilities                                            $   348,864            $    3,750             $   352,614
Accumulated other comprehensive income                       $   (53,102)           $    (2,438)           $   (55,540)


        The Company also participates in a noncontributory Employee Stock Ownership Plan ("ESOP"), which is qualified as a stock bonus plan. All employees are eligible to participate in this plan upon satisfying eligibility requirements. The ESOP is sponsored by SEI. Each year the Company makes a contribution to the ESOP as determined by the Board of SEI. The contributions to the ESOP for 2007, 2006 and 2005 were $6,119, $6,634 and $4,690, respectively. The expense for 2007, 2006 and 2005 was $8,397, $6,026 and $7,039, respectively. All contributions to the ESOP are held in trust.


        Impact of Medicare Modernization Act on Postretirement Benefits FASB Staff Position ("FSP") FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2004 ("FSP FAS 106-2") provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Modernization Act"). The Modernization Act provides, among other things, a federal subsidy to plan sponsors who maintain postretirement health care plans that provide prescription drug benefits and meet certain equivalency criteria.


        The Company has determined that, for the majority of the plan participants, the drug benefits provided by its existing postretirement health plan are actuarially equivalent to the new Medicare benefit, and as a result the Company is eligible for the government subsidy. Accordingly, the plan's accumulated postretirement benefit obligation was reduced upon the adoption of this new guidance in 2005. This reduction was treated as a deferred experience gain, which will be amortized as a reduction of net periodic postretirement cost over the average remaining service period of participating employees expected to receive benefits under the plan. For the year ended December 31, 2007 and 2006, the gains produced by recognition of the Modernization Act reduced net periodic postretirement cost by approximately $228 and $227, respectively.


14.     Other Related Party Transactions

        The Company pays fees to SEI under management contracts that cover certain investment, accounting, employee benefits and management services. The Company was charged $12,034, $11,040 and $9,600 in 2007, 2006 and 2005, respectively, related to these contracts.

        The Company pays investment management fees to an affiliate, The Guggenheim Group, L.L.C. The Company was charged $19,900, $21,247 and $23,195 in 2007, 2006 and 2005, respectively. The fee is calculated based on the average fair value of invested assets under management times a contractual rate.

        The Company provided certain administrative services to North American and NANY for which it was reimbursed $11,121, $5,683 and $10,408 in 2007, 2006 and 2005, respectively, for the costs incurred to render such services.

        The Company pays sales commissions to Sammons Securities, Inc. ("SSI"), a broker-dealer company, associated with the variable life and annuity premiums placed with the Company's separate account funds and other fixed annuity product sales. The Company incurred commissions of approximately $1,338, $1,035 and $651 in 2007, 2006 and 2005,
        respectively, related to SSI sales.

        The Company holds a mortgage loan on the property of an indirect affiliate, The Grove Park Inn. The balance of the loan was $29,524 and $30,787 as December 31, 2007 and 2006, respectively. The Company earned interest income on the loan of $1,971, $2,050 and $2,124 in 2007, 2006, and 2005, respectively.

15.     Commitments and Contingencies

        The Company has, in the normal course of business, claims and lawsuits filed against it. In some cases the damages sought are substantially in excess of contractual policy benefits. The Company believes these claims and lawsuits, either individually or in aggregate, will not materially affect the Company's financial position or results of operations.

        At December 31, 2007, the Company had outstanding capital commitments to limited partnerships of $114,499.

        The Company makes funding commitments to various private placement bond issuers. As of December 31, 2007, the Company had $79,755 of outstanding private placement bond funding commitments.

        Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

        In 2006, the Company began the process of constructing a new home office building for the insurance operations conducted in Sioux Falls, South Dakota. Land purchases and payments for construction were made through 2007 for $6,564, which were capitalized and recognized as a component of other receivables and other assets. Construction of the building commenced in 2007. The total estimated cost of the project is projected to be approximately $27,000.

Midland National Life
Insurance Company
Separate Account A
Financial Statements
December 31, 2007 and 2006

Midland National Life Insurance Company
Separate Account A
Index
--------------------------------------------------------------------------------


                                                                         Page(s)


Report of Independent Registered Public Accounting Firm........................1


Financial Statements


Statements of Assets and Liabilities, Operations and
Changes in Net Assets.......................................................2-53


Notes to Financial Statements..............................................54-66

PricewaterhouseCoopers LLP
One North Wacker
Chicago, IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001
www.pwc.com




                Report of Independent Registered Public Accounting Firm



The Board of Directors and Stockholder of
Midland National Life Insurance Company and
Policyholders of the Midland National Life
Insurance Company Separate Account A



In our opinion, the accompanying statements of assets and liabilities and the related statements of operations, changes in net assets, and the financial highlights present fairly, in all material respects, the financial position of the subaccounts of the Midland National Life Insurance Company Separate Account A (which includes the Fidelity Variable Insurance Products Fund I, the Fidelity Variable Insurance Products Fund II, the Fidelity Variable Insurance Products Fund III, the American Century Variable Portfolios, Inc., the MFS Variable Insurance Trust, the Lord Abbett Series Fund, Inc., the Alger American Fund, the AIM Variable Insurance Funds, the LEVCO Series Trust, the Van Eck Worldwide Insurance Trust, the PIMCO Variable Insurance Trust, the Goldman Sachs Variable Insurance Trust, Neuberger Berman Advisors Management Trust, the Premier VIT, and the ProFunds VP subaccount thereof) at December 31, 2007, and the results of each of their operations for the year then ended, and the changes in each of their net assets for each of the two years in the period ended December 31, 2007, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. Those financial statements and financial highlights are the responsibility of Midland National Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of the number of shares owned as of December 31, 2007 with the custodian, provide a reasonable basis for our opinion.



/s/




April 22, 2008

Midland National Life Insurance Company
Separate Account A
Accumulated Total for All Portfolios
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                    Statement of Operations
December 31, 2007                                     Year Ended December 31, 2007

Assets:                                               Investment income:
   Investment in Portfolio,                               Dividend income                         $  9,731,754
     (cost $498,348,157)               $554,416,247       Capital gains distributions               31,091,447
                                                                                                 --------------

Liabilities                                       -                                                 40,823,201
                                      --------------                                             --------------
                                                      Expenses:
Net assets                             $554,416,247       Administrative expense                       121,948
                                      --------------
                                                          Mortality and expense risk                 4,670,290
                                                                                                 --------------
                                                                                                     4,792,238
                                                                                                 --------------
                                                      Net investment income                         36,030,963

                                                      Realized and unrealized gains
                                                       (losses) on investments:
                                                        Net realized gains on investments           28,935,506
                                                        Net unrealized depreciation on
                                                         investments                                (6,464,600)
                                                                                                 --------------

                                                      Net increase in net assets resulting from
                                                       operations                                 $ 58,501,869
                                                                                                 --------------

---------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                      2007           2006

Net assets at beginning of year                                                   $ 484,679,464  $ 417,373,810

Net increase in net assets resulting from operations                                 58,501,869     51,946,684

Capital shares transactions
   Net premiums                                                                      80,862,104     80,027,542
   Transfers of policy loans                                                         (8,628,381)    (5,741,336)
   Transfers of cost of insurance                                                   (30,881,237)   (29,092,487)
   Transfers of surrenders                                                          (26,528,139)   (20,363,349)
   Transfers of death benefits                                                         (887,955)    (1,122,625)
   Transfers of other terminations                                                   (2,868,339)    (7,000,170)
   Interfund and net transfers to general account                                       166,861     (1,348,605)
                                                                                  -------------- --------------

     Net increase in net assets from capital share transactions                      11,234,914     15,358,970
                                                                                  -------------- --------------

Total increase in net assets                                                         69,736,783     67,305,654
                                                                                  -------------- --------------

Net assets at end of year                                                          $554,416,247   $484,679,464
                                                                                  -------------- --------------



       The accompanying notes are an integral part of these financial statements.

                                           2

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund I Money Market Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $   390,744
     8,561,964 shares (cost $8,561,964)      $ 8,561,964       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                      390,744
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 8,561,964       Administrative expense                           2,114
                                           --------------
                                                               Mortality and expense risk                      68,785
                                                                                                        --------------
                                                                                                               70,899
                                                                                                        --------------
                                                           Net investment income                              319,845

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                      -
                                                             Net unrealized appreciation on
                                                              investments                                           -
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 319,845
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 8,578,456     $  6,105,579

Net increase in net assets resulting from operations                                         319,845          280,953

Capital shares transactions
   Net premiums                                                                             (125,839)       1,839,249
   Transfers of policy loans                                                                 161,358          (72,775)
   Transfers of cost of insurance                                                           (666,337)        (635,737)
   Transfers of surrenders                                                                  (229,977)        (217,121)
   Transfers of death benefits                                                                (1,114)          (8,673)
   Transfers of other terminations                                                           (22,512)      (3,053,254)
   Interfund and net transfers to general account                                            548,084        4,340,235
                                                                                      ---------------   --------------

     Net (decrease) increase in net assets from capital share transactions                  (336,337)       2,191,924
                                                                                      ---------------   --------------

Total (decrease) increase in net assets                                                      (16,492)       2,472,877
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 8,561,964     $  8,578,456
                                                                                      ---------------   --------------

       The accompanying notes are an integral part of these financial statements.

                                           3

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund I High Income Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $   554,037
     1,105,021 shares (cost $7,080,919)      $ 6,608,023       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                      554,037
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 6,608,023       Administrative expense                           4,148
                                           --------------
                                                               Mortality and expense risk                      59,945
                                                                                                        --------------
                                                                                                               64,093
                                                                                                        --------------
                                                           Net investment income                              489,944

                                                           Realized and unrealized
                                                            losses on investments:
                                                             Net realized losses on investments               (25,519)
                                                             Net unrealized depreciation on
                                                              investments                                    (349,930)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 114,495
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 6,529,175    $   5,811,792

Net increase in net assets resulting from operations                                         114,495          602,951

Capital shares transactions
   Net premiums                                                                            1,014,786        1,048,237
   Transfers of policy loans                                                                 (74,474)         (60,275)
   Transfers of cost of insurance                                                           (487,528)        (453,774)
   Transfers of surrenders                                                                  (351,443)        (214,021)
   Transfers of death benefits                                                               (15,774)         (42,181)
   Transfers of other terminations                                                           (18,629)         (19,854)
   Interfund and net transfers to general account                                           (102,585)        (143,700)
                                                                                      ---------------   --------------

     Net (decrease) increase in net assets from capital share transactions                   (35,647)         114,432
                                                                                      ---------------   --------------

Total increase in net assets                                                                  78,848          717,383
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 6,608,023     $  6,529,175
                                                                                      ---------------   --------------

       The accompanying notes are an integral part of these financial statements.

                                           4

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund I Equity-Income Portfolio
----------------------------------------------------------------------------------------

 Statement of Assets and Liabilities                        Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $   608,228
     1,338,722 shares (cost $32,709,564)     $ 32,008,838      Capital gains distributions                  2,682,077
                                                                                                        --------------

Liabilities                                             -                                                   3,290,305
                                            --------------                                              --------------
                                                           Expenses:
Net assets                                   $ 32,008,838      Administrative expense                          22,327
                                            --------------
                                                               Mortality and expense risk                     308,558
                                                                                                        --------------
                                                                                                              330,885
                                                                                                        --------------
                                                           Net investment income                            2,959,420

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments              1,688,085
                                                             Net unrealized depreciation on
                                                              investments                                  (4,317,303)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 330,202
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 34,589,744     $ 29,885,303

Net increase in net assets resulting from operations                                         330,202        5,595,085

Capital shares transactions
   Net premiums                                                                            2,958,401        3,157,184
   Transfers of policy loans                                                                (624,748)        (178,550)
   Transfers of cost of insurance                                                         (1,907,272)      (1,859,486)
   Transfers of surrenders                                                                (2,102,311)      (1,829,093)
   Transfers of death benefits                                                               (59,914)        (200,847)
   Transfers of other terminations                                                          (171,245)        (133,016)
   Interfund and net transfers to general account                                         (1,004,019)         153,164
                                                                                       --------------   --------------

     Net decrease in net assets from capital share transactions                           (2,911,108)        (890,644)
                                                                                       --------------   --------------

Total (decrease) increase in net assets                                                   (2,580,906)       4,704,441
                                                                                       --------------   --------------

Net assets at end of year                                                               $ 32,008,838     $ 34,589,744
                                                                                       --------------   --------------

       The accompanying notes are an integral part of these financial statements.

                                           5

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund I Growth Portfolio
----------------------------------------------------------------------------------------

 Statement of Assets and Liabilities                        Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    419,789
     1,219,430 shares (cost $40,074,229)     $ 55,020,668      Capital gains distributions                     45,016
                                                                                                        --------------

Liabilities                                             -                                                     464,805
                                            --------------                                              --------------
                                                           Expenses:
Net assets                                   $ 55,020,668      Administrative expense                          30,561
                                            --------------
                                                               Mortality and expense risk                     454,768
                                                                                                        --------------
                                                                                                              485,329
                                                                                                        --------------
                                                           Net investment loss                                (20,524)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments              3,224,507
                                                             Net unrealized appreciation on
                                                              investments                                   8,485,094
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                   $ 11,689,077
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 47,125,015     $ 47,945,094

Net increase in net assets resulting from operations                                      11,689,077        2,685,637

Capital shares transactions
   Net premiums                                                                            5,440,768        6,301,064
   Transfers of policy loans                                                                (928,510)        (444,532)
   Transfers of cost of insurance                                                         (3,528,947)      (3,655,505)
   Transfers of surrenders                                                                (3,438,329)      (3,078,521)
   Transfers of death benefits                                                               (99,574)        (228,321)
   Transfers of other terminations                                                          (286,103)        (289,739)
   Interfund and net transfers to general account                                           (952,729)      (2,110,162)
                                                                                       --------------   --------------

     Net decrease in net assets from capital share transactions                           (3,793,424)      (3,505,716)
                                                                                       --------------   --------------

Total increase (decrease) in net assets                                                    7,895,653         (820,079)
                                                                                       --------------   --------------

Net assets at end of year                                                               $ 55,020,668    $  47,125,015
                                                                                       --------------   --------------

       The accompanying notes are an integral part of these financial statements.

                                           6

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund I Overseas Portfolio
----------------------------------------------------------------------------------------

 Statement of Assets and Liabilities                        Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    642,371
     809,715 shares (cost $16,633,997)       $ 20,501,977      Capital gains distributions                  1,218,790
                                                                                                        --------------

Liabilities                                             -                                                   1,861,161
                                            --------------                                              --------------
                                                           Expenses:
Net assets                                   $ 20,501,977      Administrative expense                           8,836
                                            --------------
                                                               Mortality and expense risk                     174,033
                                                                                                        --------------
                                                                                                              182,869
                                                                                                        --------------
                                                           Net investment income                            1,678,292

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments              1,777,909
                                                             Net unrealized depreciation on
                                                              investments                                    (575,736)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 2,880,465
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 17,527,874    $  13,703,972

Net increase in net assets resulting from operations                                       2,880,465        2,437,171

Capital shares transactions
   Net premiums                                                                            3,061,504        2,817,543
   Transfers of policy loans                                                                (297,605)        (168,650)
   Transfers of cost of insurance                                                           (944,899)        (831,981)
   Transfers of surrenders                                                                  (876,693)        (790,128)
   Transfers of death benefits                                                               (23,810)         (29,515)
   Transfers of other terminations                                                           (76,582)         (62,683)
   Interfund and net transfers to general account                                           (748,277)         452,145
                                                                                       --------------   --------------

     Net increase in net assets from capital share transactions                               93,638        1,386,731
                                                                                       --------------   --------------

Total increase in net assets                                                               2,974,103        3,823,902
                                                                                       --------------   --------------

Net assets at end of year                                                               $ 20,501,977    $  17,527,874
                                                                                       --------------   --------------

       The accompanying notes are an integral part of these financial statements.

                                           7

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund I Mid Cap Portfolio
----------------------------------------------------------------------------------------

 Statement of Assets and Liabilities                        Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    217,978
     693,736 shares (cost $22,691,130)       $ 25,085,489      Capital gains distributions                  2,081,831
                                                                                                        --------------

Liabilities                                             -                                                   2,299,809
                                            --------------                                              --------------
                                                           Expenses:
Net assets                                   $ 25,085,489      Administrative expense                           1,365
                                            --------------
                                                               Mortality and expense risk                     212,131
                                                                                                        --------------
                                                                                                              213,496
                                                                                                        --------------
                                                           Net investment income                            2,086,313

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments              1,205,222
                                                             Net unrealized depreciation on
                                                              investments                                     (55,370)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 3,236,165
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 21,746,629    $  19,713,470

Net increase in net assets resulting from operations                                       3,236,165        2,316,240

Capital shares transactions
   Net premiums                                                                            3,422,229        3,729,649
   Transfers of policy loans                                                                (296,359)        (306,582)
   Transfers of cost of insurance                                                         (1,096,583)      (1,025,853)
   Transfers of surrenders                                                                (1,170,278)        (704,408)
   Transfers of death benefits                                                               (63,895)         (47,951)
   Transfers of other terminations                                                          (183,936)        (373,767)
   Interfund and net transfers to general account                                           (508,483)      (1,554,169)
                                                                                       --------------   --------------

     Net increase (decrease) in net assets from capital share transactions                   102,695         (283,081)
                                                                                       --------------   --------------

Total increase in net assets                                                               3,338,860        2,033,159
                                                                                       --------------   --------------

Net assets at end of year                                                               $ 25,085,489    $  21,746,629
                                                                                       --------------   --------------

       The accompanying notes are an integral part of these financial statements.

                                           8

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund II Asset Manager Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $   490,626
     492,711 shares (cost $7,200,109)        $ 8,164,214       Capital gains distributions                    226,492
                                                                                                        --------------

Liabilities                                            -                                                      717,118
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 8,164,214       Administrative expense                           8,717
                                           --------------
                                                               Mortality and expense risk                      72,870
                                                                                                        --------------
                                                                                                               81,587
                                                                                                        --------------
                                                           Net investment income                              635,531

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                335,659
                                                             Net unrealized appreciation on
                                                              investments                                     116,048
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 1,087,238
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 7,998,925     $  8,036,130

Net increase in net assets resulting from operations                                       1,087,238          479,607

Capital shares transactions
   Net premiums                                                                              737,588          836,301
   Transfers of policy loans                                                                (244,618)         (99,156)
   Transfers of cost of insurance                                                           (570,337)        (582,994)
   Transfers of surrenders                                                                  (525,568)        (389,926)
   Transfers of death benefits                                                               (25,020)         (33,720)
   Transfers of other terminations                                                           (58,386)         (37,786)
   Interfund and net transfers to general account                                           (235,608)        (209,531)
                                                                                      ---------------   --------------

     Net decrease in net assets from capital share transactions                             (921,949)        (516,812)
                                                                                      ---------------   --------------

Total increase (decrease) in net assets                                                      165,289          (37,205)
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 8,164,214     $  7,998,925
                                                                                      ---------------   --------------

       The accompanying notes are an integral part of these financial statements.

                                           9

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund II Investment Grade Bond Portfolio
----------------------------------------------------------------------------------------

 Statement of Assets and Liabilities                        Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    416,837
     823,068 shares (cost $10,382,879)       $ 10,502,350      Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                             -                                                     416,837
                                            --------------                                              --------------
                                                           Expenses:
Net assets                                   $ 10,502,350      Administrative expense                           2,135
                                            --------------
                                                               Mortality and expense risk                      84,989
                                                                                                        --------------
                                                                                                               87,124
                                                                                                        --------------
                                                           Net investment income                              329,713

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized losses on investments               (81,165)
                                                             Net unrealized appreciation on
                                                              investments                                      98,480
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 347,028
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 9,801,407     $  9,999,369

Net increase in net assets resulting from operations                                         347,028          347,074

Capital shares transactions
   Net premiums                                                                            1,548,550        1,880,636
   Transfers of policy loans                                                                (238,869)         (60,567)
   Transfers of cost of insurance                                                           (688,852)        (696,108)
   Transfers of surrenders                                                                  (262,564)        (217,621)
   Transfers of death benefits                                                               (17,997)          (4,968)
   Transfers of other terminations                                                           (42,855)        (175,763)
   Interfund and net transfers to general account                                             56,502       (1,270,645)
                                                                                       --------------   --------------

     Net increase (decrease) in net assets from capital share transactions                   353,915         (545,036)
                                                                                       --------------   --------------

Total increase (decrease) in net assets                                                      700,943         (197,962)
                                                                                       --------------   --------------

Net assets at end of year                                                               $ 10,502,350     $  9,801,407
                                                                                       --------------   --------------

       The accompanying notes are an integral part of these financial statements.

                                           10

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund II Index 500 Portfolio
----------------------------------------------------------------------------------------

 Statement of Assets and Liabilities                        Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                          $   2,311,317
     392,005 shares (cost $56,664,503)       $ 64,296,635      Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                             -                                                   2,311,317
                                            --------------                                              --------------
                                                           Expenses:
Net assets                                   $ 64,296,635      Administrative expense                          10,902
                                            --------------
                                                               Mortality and expense risk                     565,022
                                                                                                        --------------
                                                                                                              575,924
                                                                                                        --------------
                                                           Net investment income                            1,735,393

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments              3,479,834
                                                             Net unrealized depreciation on
                                                              investments                                  (2,397,589)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 2,817,638
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 61,924,179     $ 53,675,538

Net increase in net assets resulting from operations                                       2,817,638        7,892,306

Capital shares transactions
   Net premiums                                                                            9,324,640       10,096,395
   Transfers of policy loans                                                              (1,476,405)      (1,084,947)
   Transfers of cost of insurance                                                         (4,093,248)      (3,983,819)
   Transfers of surrenders                                                                (3,348,967)      (2,608,548)
   Transfers of death benefits                                                               (81,472)        (104,033)
   Transfers of other terminations                                                          (309,122)        (245,226)
   Interfund and net transfers to general account                                           (460,608)      (1,713,487)
                                                                                       --------------   --------------

     Net (decrease) increase in net assets from capital share transactions                  (445,182)         356,335
                                                                                       --------------   --------------

Total increase in net assets                                                               2,372,456        8,248,641
                                                                                       --------------   --------------

Net assets at end of year                                                               $ 64,296,635    $  61,924,179
                                                                                       --------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           11

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund II Contrafund Portfolio
----------------------------------------------------------------------------------------

 Statement of Assets and Liabilities                        Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $   538,488
     2,148,351 shares (cost $61,671,333)     $ 59,938,983      Capital gains distributions                 14,371,156
                                                                                                        --------------

Liabilities                                             -                                                  14,909,644
                                            --------------                                              --------------
                                                           Expenses:
Net assets                                   $ 59,938,983      Administrative expense                          14,793
                                            --------------
                                                               Mortality and expense risk                     499,402
                                                                                                        --------------
                                                                                                              514,195
                                                                                                        --------------
                                                           Net investment income                           14,395,449

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments              4,294,269
                                                             Net unrealized depreciation on
                                                              investments                                 (10,059,343)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 8,630,375
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 52,594,822    $  47,391,065

Net increase in net assets resulting from operations                                       8,630,375        5,158,991

Capital shares transactions
   Net premiums                                                                            6,783,989        7,038,064
   Transfers of policy loans                                                                (718,343)        (528,184)
   Transfers of cost of insurance                                                         (2,871,502)      (2,741,188)
   Transfers of surrenders                                                                (3,502,139)      (2,671,524)
   Transfers of death benefits                                                              (102,173)         (93,878)
   Transfers of other terminations                                                          (304,892)        (486,832)
   Interfund and net transfers to general account                                           (571,154)        (471,692)
                                                                                       --------------   --------------

     Net (decrease) increase in net assets from capital share transactions                (1,286,214)          44,766
                                                                                       --------------   --------------

Total increase in net assets                                                               7,344,161        5,203,757
                                                                                       --------------   --------------

Net assets at end of year                                                               $ 59,938,983     $ 52,594,822
                                                                                       --------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           12

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund II Asset Manager: Growth Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    213,209
     341,195 shares (cost $4,370,145)        $ 5,291,927       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                      213,209
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 5,291,927       Administrative expense                           2,392
                                           --------------
                                                               Mortality and expense risk                      45,010
                                                                                                        --------------
                                                                                                               47,402
                                                                                                        --------------
                                                           Net investment income                              165,807

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                320,852
                                                             Net unrealized appreciation on
                                                              investments                                     344,560
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 831,219
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 4,818,192     $  4,914,827

Net increase in net assets resulting from operations                                         831,219          281,758

Capital shares transactions
   Net premiums                                                                              502,574          637,799
   Transfers of policy loans                                                                 (98,979)         (70,676)
   Transfers of cost of insurance                                                           (339,814)        (372,253)
   Transfers of surrenders                                                                  (366,696)        (382,078)
   Transfers of death benefits                                                                (5,100)         (23,854)
   Transfers of other terminations                                                           (22,996)         (31,067)
   Interfund and net transfers to general account                                            (26,473)        (136,264)
                                                                                      ---------------   --------------

     Net decrease in net assets from capital share transactions                             (357,484)        (378,393)
                                                                                      ---------------   --------------

Total increase (decrease) in net assets                                                      473,735          (96,635)
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 5,291,927    $   4,818,192
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           13

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund III Balanced Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    165,302
     318,457 shares (cost $4,617,713)        $ 5,041,173       Capital gains distributions                    189,382
                                                                                                        --------------

Liabilities                                            -                                                      354,684
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 5,041,173       Administrative expense                             186
                                           --------------
                                                               Mortality and expense risk                      44,420
                                                                                                        --------------
                                                                                                               44,606
                                                                                                        --------------
                                                           Net investment income                              310,078

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                142,524
                                                             Net unrealized depreciation on
                                                              investments                                     (68,003)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 384,599
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 4,752,048     $  4,183,466

Net increase in net assets resulting from operations                                         384,599          454,295

Capital shares transactions
   Net premiums                                                                              637,463          731,602
   Transfers of policy loans                                                                 (65,325)         (51,002)
   Transfers of cost of insurance                                                           (357,327)        (358,635)
   Transfers of surrenders                                                                  (233,810)        (194,915)
   Transfers of death benefits                                                               (11,586)          (6,840)
   Transfers of other terminations                                                           (49,369)         (14,466)
   Interfund and net transfers to general account                                            (15,520)           8,543
                                                                                      ---------------   --------------

     Net (decrease) increase in net assets from capital share transactions                   (95,474)         114,287
                                                                                      ---------------   --------------

Total increase in net assets                                                                 289,125          568,582
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 5,041,173     $  4,752,048
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           14

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund III Growth & Income Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    202,119
     667,295 shares (cost $9,876,256)       $ 11,350,680       Capital gains distributions                    431,966
                                                                                                        --------------

Liabilities                                            -                                                      634,085
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                  $ 11,350,680       Administrative expense                             774
                                           --------------
                                                               Mortality and expense risk                     100,677
                                                                                                        --------------
                                                                                                              101,451
                                                                                                        --------------
                                                           Net investment income                              532,634

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                761,057
                                                             Net unrealized depreciation on
                                                              investments                                    (108,435)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 1,185,256
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 10,184,116     $  8,188,594

Net increase in net assets resulting from operations                                       1,185,256        1,065,849

Capital shares transactions
   Net premiums                                                                            1,904,424        1,696,325
   Transfers of policy loans                                                                (105,952)         (99,163)
   Transfers of cost of insurance                                                           (775,966)        (665,544)
   Transfers of surrenders                                                                  (707,112)        (468,898)
   Transfers of death benefits                                                               (20,114)         (23,515)
   Transfers of other terminations                                                           (54,233)         (51,283)
   Interfund and net transfers to general account                                           (259,739)         541,751
                                                                                      ---------------   --------------

     Net (decrease) increase in net assets from capital share transactions                   (18,692)         929,673
                                                                                      ---------------   --------------

Total increase in net assets                                                               1,166,564        1,995,522
                                                                                      ---------------   --------------

Net assets at end of year                                                               $ 11,350,680    $   10,184,116
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           15

Midland National Life Insurance Company
Separate Account A
Fidelity Variable Insurance Products Fund III Growth Opportunities Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     481,961 shares (cost $7,979,138)       $ 10,781,475       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                            -
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                  $ 10,781,475       Administrative expense                             756
                                           --------------
                                                               Mortality and expense risk                      90,434
                                                                                                        --------------
                                                                                                               91,190
                                                                                                        --------------
                                                           Net investment loss                                (91,190)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                869,396
                                                             Net unrealized appreciation on
                                                              investments                                   1,234,051
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 2,012,257
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 9,343,810     $  9,422,551

Net increase in net assets resulting from operations                                       2,012,257          394,072

Capital shares transactions
   Net premiums                                                                            1,203,654        1,358,947
   Transfers of policy loans                                                                (134,322)        (155,454)
   Transfers of cost of insurance                                                           (724,942)        (742,183)
   Transfers of surrenders                                                                  (683,196)        (577,597)
   Transfers of death benefits                                                               (12,273)         (18,379)
   Transfers of other terminations                                                           (78,097)         (91,524)
   Interfund and net transfers to general account                                           (145,416)        (246,623)
                                                                                      ---------------   --------------

     Net decrease in net assets from capital share transactions                             (574,592)        (472,813)
                                                                                      ---------------   --------------

Total increase (decrease) in net assets                                                    1,437,665          (78,741)
                                                                                      ---------------   --------------

Net assets at end of year                                                               $ 10,781,475     $  9,343,810
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           16

Midland National Life Insurance Company
Separate Account A
American Century Variable Portfolios, Inc. Balanced Fund
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $    73,625
     496,109 shares (cost $3,583,435)        $ 3,636,481       Capital gains distributions                    179,257
                                                                                                        --------------

Liabilities                                            -                                                      252,882
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 3,636,481       Administrative expense                             108
                                           --------------
                                                               Mortality and expense risk                      32,449
                                                                                                        --------------
                                                                                                               32,557
                                                                                                        --------------
                                                           Net investment income                              220,325

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                 16,136
                                                             Net unrealized depreciation on
                                                              investments                                     (95,510)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 140,951
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 3,297,904     $  2,721,054

Net increase in net assets resulting from operations                                         140,951          286,706

Capital shares transactions
   Net premiums                                                                              720,796          627,045
   Transfers of policy loans                                                                 (37,797)         (22,162)
   Transfers of cost of insurance                                                           (232,979)        (221,594)
   Transfers of surrenders                                                                  (135,492)         (97,609)
   Transfers of death benefits                                                               (11,985)            (946)
   Transfers of other terminations                                                           (23,240)        (244,927)
   Interfund and net transfers to general account                                            (81,677)         250,337
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              197,626          290,144
                                                                                      ---------------   --------------

Total increase in net assets                                                                 338,577          576,850
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 3,636,481     $  3,297,904
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           17

Midland National Life Insurance Company
Separate Account A
American Century Variable Portfolios, Inc. Capital Appreciation Fund
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     542,547 shares (cost $5,317,528)        $ 8,669,898       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                            -
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 8,669,898       Administrative expense                             386
                                           --------------
                                                               Mortality and expense risk                      60,929
                                                                                                        --------------
                                                                                                               61,315
                                                                                                        --------------
                                                           Net investment loss                                (61,315)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                681,163
                                                             Net unrealized appreciation on
                                                              investments                                   1,911,993
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 2,531,841
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 5,516,568     $  4,745,135

Net increase in net assets resulting from operations                                       2,531,841          764,302

Capital shares transactions
   Net premiums                                                                              751,957          731,349
   Transfers of policy loans                                                                (188,714)         (66,742)
   Transfers of cost of insurance                                                           (349,471)        (298,119)
   Transfers of surrenders                                                                  (375,104)        (307,362)
   Transfers of death benefits                                                                (8,163)          (5,660)
   Transfers of other terminations                                                           (26,851)         (24,990)
   Interfund and net transfers to general account                                            817,835          (21,345)
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              621,489            7,131
                                                                                      ---------------   --------------

Total increase in net assets                                                               3,153,330          771,433
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 8,669,898     $  5,516,568
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           18

Midland National Life Insurance Company
Separate Account A
American Century Variable Portfolios, Inc. International Fund
----------------------------------------------------------------------------------------

 Statement of Assets and Liabilities                        Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    155,953
     2,248,736 shares (cost $20,277,339)     $ 26,670,007      Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                             -                                                     155,953
                                            --------------                                              --------------
                                                           Expenses:
Net assets                                   $ 26,670,007      Administrative expense                           1,952
                                            --------------
                                                               Mortality and expense risk                     220,645
                                                                                                        --------------
                                                                                                              222,597
                                                                                                        --------------
                                                           Net investment loss                                (66,644)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments              2,247,020
                                                             Net unrealized appreciation on
                                                              investments                                   1,602,246
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 3,782,622
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 21,164,022    $  14,404,355

Net increase in net assets resulting from operations                                       3,782,622        3,819,090

Capital shares transactions
   Net premiums                                                                            5,128,023        4,377,812
   Transfers of policy loans                                                                (239,203)        (197,182)
   Transfers of cost of insurance                                                         (1,317,823)      (1,127,712)
   Transfers of surrenders                                                                (1,162,119)        (784,362)
   Transfers of death benefits                                                               (16,570)         (29,838)
   Transfers of other terminations                                                          (127,234)        (250,351)
   Interfund and net transfers to general account                                           (541,711)         952,210
                                                                                       --------------   --------------

     Net increase in net assets from capital share transactions                            1,723,363        2,940,577
                                                                                       --------------   --------------

Total increase in net assets                                                               5,505,985        6,759,667
                                                                                       --------------   --------------

Net assets at end of year                                                               $ 26,670,007    $  21,164,022
                                                                                       --------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           19

Midland National Life Insurance Company
Separate Account A
American Century Variable Portfolios, Inc. Value Fund
----------------------------------------------------------------------------------------

 Statement of Assets and Liabilities                        Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $   332,758
     2,855,729 shares (cost $22,741,321)     $ 21,332,296      Capital gains distributions                  1,725,580
                                                                                                        --------------

Liabilities                                             -                                                   2,058,338
                                            --------------                                              --------------
                                                           Expenses:
Net assets                                   $ 21,332,296      Administrative expense                           1,538
                                            --------------
                                                               Mortality and expense risk                     199,395
                                                                                                        --------------
                                                                                                              200,933
                                                                                                        --------------
                                                           Net investment income                            1,857,405

                                                           Realized and unrealized losses
                                                            on investments:
                                                             Net realized losses on investments               (37,461)
                                                             Net unrealized depreciation on
                                                              investments                                  (3,208,769)
                                                                                                        --------------

                                                           Net decrease in net assets resulting from
                                                            operations                                   $ (1,388,825)
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 20,610,685    $  15,382,309

Net (decrease) increase in net assets resulting from operations                           (1,388,825)       2,994,995

Capital shares transactions
   Net premiums                                                                            5,034,176        4,233,420
   Transfers of policy loans                                                                (263,359)        (198,513)
   Transfers of cost of insurance                                                         (1,314,516)      (1,139,394)
   Transfers of surrenders                                                                  (840,323)        (536,931)
   Transfers of death benefits                                                               (18,150)         (20,162)
   Transfers of other terminations                                                          (102,259)        (214,641)
   Interfund and net transfers to general account                                           (385,133)         109,602
                                                                                       --------------   --------------

     Net increase in net assets from capital share transactions                            2,110,436        2,233,381
                                                                                       --------------   --------------

Total increase in net assets                                                                 721,611        5,228,376
                                                                                       --------------   --------------

Net assets at end of year                                                               $ 21,332,296    $  20,610,685
                                                                                       --------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           20

Midland National Life Insurance Company
Separate Account A
American Century Variable Portfolios, Inc. Income & Growth Fund
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $    58,609
     358,559 shares (cost $2,723,041)        $ 3,033,407       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                       58,609
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 3,033,407       Administrative expense                              92
                                           --------------
                                                               Mortality and expense risk                      28,622
                                                                                                        --------------
                                                                                                               28,714
                                                                                                        --------------
                                                           Net investment income                               29,895

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                224,093
                                                             Net unrealized depreciation on
                                                              investments                                    (277,333)
                                                                                                        --------------

                                                           Net decrease in net assets resulting from
                                                            operations                                      $ (23,345)
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 3,316,030     $  2,770,134

Net (decrease) increase in net assets resulting from operations                              (23,345)         434,187

Capital shares transactions
   Net premiums                                                                              384,051          448,743
   Transfers of policy loans                                                                 (79,052)         (55,090)
   Transfers of cost of insurance                                                           (186,260)        (188,076)
   Transfers of surrenders                                                                  (147,485)        (199,233)
   Transfers of death benefits                                                                (1,667)               -
   Transfers of other terminations                                                           (23,832)         (11,099)
   Interfund and net transfers to general account                                           (205,033)         116,464
                                                                                      ---------------   --------------

     Net (decrease) increase in net assets from capital share transactions                  (259,278)         111,709
                                                                                      ---------------   --------------

Total (decrease) increase in net assets                                                     (282,623)         545,896
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 3,033,407     $  3,316,030
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           21

Midland National Life Insurance Company
Separate Account A
MFS Variable Insurance Trust Emerging Growth Series
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     528,433 shares (cost $9,696,093)       $ 13,216,107       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                            -
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                  $ 13,216,107       Administrative expense                             682
                                           --------------
                                                               Mortality and expense risk                     109,904
                                                                                                        --------------
                                                                                                              110,586
                                                                                                        --------------
                                                           Net investment loss                               (110,586)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                908,456
                                                             Net unrealized appreciation on
                                                              investments                                   1,462,201
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 2,260,071
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 11,600,497    $  11,576,518

Net increase in net assets resulting from operations                                       2,260,071          766,727

Capital shares transactions
   Net premiums                                                                            1,615,838        1,912,803
   Transfers of policy loans                                                                (299,078)        (202,749)
   Transfers of cost of insurance                                                           (836,146)        (884,873)
   Transfers of surrenders                                                                  (663,947)        (947,530)
   Transfers of death benefits                                                               (22,934)         (18,586)
   Transfers of other terminations                                                           (84,257)        (107,964)
   Interfund and net transfers to general account                                           (353,937)        (493,849)
                                                                                      ---------------   --------------

     Net decrease in net assets from capital share transactions                             (644,461)        (742,748)
                                                                                      ---------------   --------------

Total increase in net assets                                                               1,615,610           23,979
                                                                                      ---------------   --------------

Net assets at end of year                                                               $ 13,216,107    $  11,600,497
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           22

Midland National Life Insurance Company
Separate Account A
MFS Variable Insurance Trust Investors Trust Series
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $    16,446
     84,214 shares (cost $1,579,841)         $ 1,980,718       Capital gains distributions                     16,680
                                                                                                        --------------

Liabilities                                            -                                                       33,126
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 1,980,718       Administrative expense                              17
                                           --------------
                                                               Mortality and expense risk                      17,833
                                                                                                        --------------
                                                                                                               17,850
                                                                                                        --------------
                                                           Net investment income                               15,276

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                153,586
                                                             Net unrealized appreciation on
                                                              investments                                       7,555
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 176,417
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 1,931,782    $   1,741,627

Net increase in net assets resulting from operations                                         176,417          206,381

Capital shares transactions
   Net premiums                                                                              242,767          303,321
   Transfers of policy loans                                                                 (47,780)         (13,088)
   Transfers of cost of insurance                                                           (137,406)        (136,442)
   Transfers of surrenders                                                                  (132,278)        (128,944)
   Transfers of death benefits                                                                  (304)          (3,925)
   Transfers of other terminations                                                           (16,394)         (11,827)
   Interfund and net transfers to general account                                            (36,086)         (25,321)
                                                                                      ---------------   --------------

     Net decrease in net assets from capital share transactions                             (127,481)         (16,226)
                                                                                      ---------------   --------------

Total increase in net assets                                                                  48,936          190,155
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 1,980,718    $   1,931,782
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           23

Midland National Life Insurance Company
Separate Account A
MFS Variable Insurance Trust New Discovery Series
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     411,385 shares (cost $6,327,339)        $ 6,841,325       Capital gains distributions                    511,388
                                                                                                        --------------

Liabilities                                            -                                                      511,388
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 6,841,325       Administrative expense                             481
                                           --------------
                                                               Mortality and expense risk                      65,541
                                                                                                        --------------
                                                                                                               66,022
                                                                                                        --------------
                                                           Net investment income                              445,366

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                320,600
                                                             Net unrealized depreciation on
                                                              investments                                    (636,610)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 129,356
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 7,112,418     $  6,696,977

Net increase in net assets resulting from operations                                         129,356          782,569

Capital shares transactions
   Net premiums                                                                              904,722        1,097,571
   Transfers of policy loans                                                                (179,806)        (141,241)
   Transfers of cost of insurance                                                           (436,295)        (442,044)
   Transfers of surrenders                                                                  (330,638)        (396,415)
   Transfers of death benefits                                                               (11,099)         (10,694)
   Transfers of other terminations                                                           (49,347)         (25,915)
   Interfund and net transfers to general account                                           (297,986)        (448,390)
                                                                                      ---------------   --------------

     Net decrease in net assets from capital share transactions                             (400,449)        (367,128)
                                                                                      ---------------   --------------

Total (decrease) increase in net assets                                                     (271,093)         415,441
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 6,841,325    $   7,112,418
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           24

Midland National Life Insurance Company
Separate Account A
MFS Variable Insurance Trust Research Series
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $    38,884
     284,008 shares (cost $4,510,365)        $ 5,759,688       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                       38,884
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 5,759,688       Administrative expense                             147
                                           --------------
                                                               Mortality and expense risk                      50,692
                                                                                                        --------------
                                                                                                               50,839
                                                                                                        --------------
                                                           Net investment loss                                (11,955)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                427,616
                                                             Net unrealized appreciation on
                                                              investments                                     231,992
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 647,653
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 5,420,357     $  5,018,980

Net increase in net assets resulting from operations                                         647,653          474,762

Capital shares transactions
   Net premiums                                                                              728,103          856,595
   Transfers of policy loans                                                                (118,177)         (62,146)
   Transfers of cost of insurance                                                           (352,489)        (367,850)
   Transfers of surrenders                                                                  (365,578)        (288,899)
   Transfers of death benefits                                                               (20,517)         (10,616)
   Transfers of other terminations                                                           (38,122)         (19,382)
   Interfund and net transfers to general account                                           (141,542)        (181,087)
                                                                                      ---------------   --------------

     Net decrease in net assets from capital share transactions                             (308,322)         (73,385)
                                                                                      ---------------   --------------

Total increase in net assets                                                                 339,331          401,377
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 5,759,688     $  5,420,357
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           25

Midland National Life Insurance Company
Separate Account A
MFS Variable Insurance Trust Total Return Series
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     275 shares (cost $5,920)                    $ 5,959       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                            -
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                       $ 5,959       Administrative expense                               -
                                           --------------
                                                               Mortality and expense risk                          14
                                                                                                        --------------
                                                                                                                   14
                                                                                                        --------------
                                                           Net investment loss                                    (14)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                      4
                                                             Net unrealized appreciation on
                                                              investments                                          39
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                           $ 29
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                                  $ -       $        -

Net increase in net assets resulting from operations                                              29                -

Capital shares transactions
   Net premiums                                                                                6,092                -
   Transfers of policy loans                                                                       -                -
   Transfers of cost of insurance                                                               (162)               -
   Transfers of surrenders                                                                         -                -
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                                 -                -
   Interfund and net transfers to general account                                                  -                -
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                                5,930                -
                                                                                      ---------------   --------------

Total increase in net assets                                                                   5,959                -
                                                                                      ---------------   --------------

Net assets at end of year                                                                    $ 5,959       $        -
                                                                                      ---------------   --------------


       The accompanying notes are an integral part of these financial statements.

                                       26

Midland National Life Insurance Company
Separate Account A
MFS Variable Insurance Trust Utilities Series
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     19,125 shares (cost $631,262)             $ 659,438       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                            -
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                     $ 659,438       Administrative expense                              11
                                           --------------
                                                               Mortality and expense risk                       1,228
                                                                                                        --------------
                                                                                                                1,239
                                                                                                        --------------
                                                           Net investment income                               (1,239)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                    684
                                                             Net unrealized appreciation on
                                                              investments                                      28,177
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                       $ 27,622
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                                  $ -       $        -

Net increase in net assets resulting from operations                                          27,622                -

Capital shares transactions
   Net premiums                                                                               66,928                -
   Transfers of policy loans                                                                  (3,375)               -
   Transfers of cost of insurance                                                             (7,990)               -
   Transfers of surrenders                                                                         -                -
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                            (1,118)               -
   Interfund and net transfers to general account                                            577,371                -
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              631,816                -
                                                                                      ---------------   --------------

Total increase in net assets                                                                 659,438                -
                                                                                      ---------------   --------------

Net assets at end of year                                                                  $ 659,438       $        -
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                       27

Midland National Life Insurance Company
Separate Account A
Lord Abbett Series Fund, Inc. Growth and Income Portfolio
----------------------------------------------------------------------------------------

 Statement of Assets and Liabilities                        Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    177,658
     510,229 shares (cost $14,175,655)       $ 14,240,492      Capital gains distributions                    979,684
                                                                                                        --------------

Liabilities                                             -                                                   1,157,342
                                            --------------                                              --------------
                                                           Expenses:
Net assets                                   $ 14,240,492      Administrative expense                             488
                                            --------------
                                                               Mortality and expense risk                     126,826
                                                                                                        --------------
                                                                                                              127,314
                                                                                                        --------------
                                                           Net investment income                            1,030,028

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                636,308
                                                             Net unrealized depreciation on
                                                              investments                                  (1,310,913)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 355,423
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 14,247,013    $  11,373,221

Net increase in net assets resulting from operations                                         355,423        1,907,879

Capital shares transactions
   Net premiums                                                                            2,137,374        2,451,348
   Transfers of policy loans                                                                (429,244)        (151,075)
   Transfers of cost of insurance                                                           (827,043)        (807,339)
   Transfers of surrenders                                                                  (667,407)        (417,356)
   Transfers of death benefits                                                               (31,644)         (19,812)
   Transfers of other terminations                                                           (72,848)         (57,788)
   Interfund and net transfers to general account                                           (471,132)         (32,065)
                                                                                       --------------   --------------

     Net (decrease) increase in net assets from capital share transactions                  (361,944)         965,913
                                                                                       --------------   --------------

Total (decrease) increase in net assets                                                       (6,521)       2,873,792
                                                                                       --------------   --------------

Net assets at end of year                                                               $ 14,240,492    $  14,247,013
                                                                                       --------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           28

Midland National Life Insurance Company
Separate Account A
Lord Abbett Series Fund, Inc. Mid-Cap Value Portfolio
----------------------------------------------------------------------------------------

 Statement of Assets and Liabilities                        Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $    89,445
     1,038,288 shares (cost $22,293,149)     $ 19,623,648      Capital gains distributions                  2,629,432
                                                                                                        --------------

Liabilities                                             -                                                   2,718,877
                                            --------------                                              --------------
                                                           Expenses:
Net assets                                   $ 19,623,648      Administrative expense                           1,456
                                            --------------
                                                               Mortality and expense risk                     180,811
                                                                                                        --------------
                                                                                                              182,267
                                                                                                        --------------
                                                           Net investment income                            2,536,610

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                849,260
                                                             Net unrealized depreciation on
                                                              investments                                  (3,525,387)
                                                                                                        --------------

                                                           Net decrease in net assets resulting from
                                                            operations                                     $ (139,517)
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 18,531,601    $  16,637,131

Net (decrease) increase in net assets resulting from operations                             (139,517)       1,866,037

Capital shares transactions
   Net premiums                                                                            4,011,557        3,598,272
   Transfers of policy loans                                                                (352,587)        (197,165)
   Transfers of cost of insurance                                                         (1,100,897)      (1,017,863)
   Transfers of surrenders                                                                  (950,655)        (526,525)
   Transfers of death benefits                                                               (30,555)         (34,309)
   Transfers of other terminations                                                          (161,265)        (120,049)
   Interfund and net transfers to general account                                           (184,034)      (1,673,928)
                                                                                       --------------   --------------

     Net increase in net assets from capital share transactions                            1,231,564           28,433
                                                                                       --------------   --------------

Total increase in net assets                                                               1,092,047        1,894,470
                                                                                       --------------   --------------

Net assets at end of year                                                               $ 19,623,648    $  18,531,601
                                                                                       --------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           29

Midland National Life Insurance Company
Separate Account A
Lord Abbett Series Fund, Inc. International Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $    73,815
     773,959 shares (cost $8,768,028)        $ 8,381,975       Capital gains distributions                    987,611
                                                                                                        --------------

Liabilities                                            -                                                    1,061,426
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 8,381,975       Administrative expense                             949
                                           --------------
                                                               Mortality and expense risk                      76,157
                                                                                                        --------------
                                                                                                               77,106
                                                                                                        --------------
                                                           Net investment income                              984,320

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                580,796
                                                             Net unrealized depreciation on
                                                              investments                                  (1,276,473)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 288,643
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 7,649,418     $  4,732,183

Net increase in net assets resulting from operations                                         288,643        1,491,158

Capital shares transactions
   Net premiums                                                                            1,383,599          941,252
   Transfers of policy loans                                                                 (73,263)         (22,294)
   Transfers of cost of insurance                                                           (320,353)        (204,329)
   Transfers of surrenders                                                                  (295,496)        (101,888)
   Transfers of death benefits                                                                (2,850)            (225)
   Transfers of other terminations                                                           (37,047)         (12,141)
   Interfund and net transfers to general account                                           (210,676)         825,702
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              443,914        1,426,077
                                                                                      ---------------   --------------

Total increase in net assets                                                                 732,557        2,917,235
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 8,381,975     $  7,649,418
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           30

Midland National Life Insurance Company
Separate Account A
Lord Abbett Series Fund, Inc. America Value Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $      1,173
     2,808 shares (cost $43,927)                $ 41,530       Capital gains distributions                      1,238
                                                                                                        --------------

Liabilities                                            -                                                        2,411
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                      $ 41,530       Administrative expense                               -
                                           --------------
                                                               Mortality and expense risk                         119
                                                                                                        --------------
                                                                                                                  119
                                                                                                        --------------
                                                           Net investment income                                2,292

                                                           Realized and unrealized losses
                                                            on investments:
                                                             Net realized losses on investments                    (7)
                                                             Net unrealized depreciation on
                                                              investments                                      (2,397)
                                                                                                        --------------

                                                           Net decrease in net assets resulting from
                                                            operations                                         $ (112)
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                                  $ -       $        -

Net decrease in net assets resulting from operations                                            (112)               -

Capital shares transactions
   Net premiums                                                                               16,295                -
   Transfers of policy loans                                                                       -                -
   Transfers of cost of insurance                                                               (352)               -
   Transfers of surrenders                                                                         -                -
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                                 -                -
   Interfund and net transfers to general account                                             25,699                -
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                               41,642                -
                                                                                      ---------------   --------------

Total increase in net assets                                                                  41,530                -
                                                                                      ---------------   --------------

Net assets at end of year                                                                   $ 41,530       $        -
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           31

Midland National Life Insurance Company
Separate Account A
Alger American Fund Growth Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $    42,475
     297,813 shares (cost $12,079,709)      $ 14,673,255       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                       42,475
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                  $ 14,673,255       Administrative expense                             559
                                           --------------
                                                               Mortality and expense risk                     115,874
                                                                                                        --------------
                                                                                                              116,433
                                                                                                        --------------
                                                           Net investment loss                                (73,958)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                669,235
                                                             Net unrealized appreciation on
                                                              investments                                   1,566,961
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 2,162,238
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                         $ 10,461,666    $   7,928,119

Net increase in net assets resulting from operations                                       2,162,238          436,364

Capital shares transactions
   Net premiums                                                                            3,341,108        2,795,922
   Transfers of policy loans                                                                (142,065)        (126,336)
   Transfers of cost of insurance                                                           (743,650)        (617,161)
   Transfers of surrenders                                                                  (354,987)        (176,146)
   Transfers of death benefits                                                               (46,732)         (12,604)
   Transfers of other terminations                                                           (49,156)         (81,140)
   Interfund and net transfers to general account                                             44,833          314,648
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                            2,049,351        2,097,183
                                                                                      ---------------   --------------

Total increase in net assets                                                               4,211,589        2,533,547
                                                                                      ---------------   --------------

Net assets at end of year                                                               $ 14,673,255    $  10,461,666
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           32


Midland National Life Insurance Company
Separate Account A
Alger American Fund MidCap Growth Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     482,176 shares (cost $9,936,098)       $ 11,389,000       Capital gains distributions                  1,290,040
                                                                                                        --------------

Liabilities                                            -                                                    1,290,040
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                  $ 11,389,000       Administrative expense                             376
                                           --------------
                                                               Mortality and expense risk                      88,771
                                                                                                        --------------
                                                                                                               89,147
                                                                                                        --------------
                                                           Net investment income                            1,200,893

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                297,499
                                                             Net unrealized appreciation on
                                                              investments                                   1,142,314
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 2,640,706
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 8,615,830     $  8,153,666

Net increase in net assets resulting from operations                                       2,640,706          699,812

Capital shares transactions
   Net premiums                                                                            1,511,414        1,606,134
   Transfers of policy loans                                                                (153,251)        (120,999)
   Transfers of cost of insurance                                                           (526,270)        (524,988)
   Transfers of surrenders                                                                  (579,436)        (233,733)
   Transfers of death benefits                                                               (15,366)         (28,485)
   Transfers of other terminations                                                           (48,867)         (35,732)
   Interfund and net transfers to general account                                            (55,760)        (899,845)
                                                                                      ---------------   --------------

     Net increase (decrease) in net assets from capital share transactions                   132,464         (237,648)
                                                                                      ---------------   --------------

Total increase in net assets                                                               2,773,170          462,164
                                                                                      ---------------   --------------

Net assets at end of year                                                               $ 11,389,000     $  8,615,830
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           33

Midland National Life Insurance Company
Separate Account A
Alger American Fund Leveraged AllCap Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     215,157 shares (cost $8,497,629)       $ 11,917,522       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                            -
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                  $ 11,917,522       Administrative expense                             217
                                           --------------
                                                               Mortality and expense risk                      91,219
                                                                                                        --------------
                                                                                                               91,436
                                                                                                        --------------
                                                           Net investment loss                                (91,436)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments              1,313,534
                                                             Net unrealized appreciation on
                                                              investments                                   1,601,103
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 2,823,201
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 8,452,271     $  7,075,574

Net increase in net assets resulting from operations                                       2,823,201        1,293,154

Capital shares transactions
   Net premiums                                                                            1,518,625        1,539,485
   Transfers of policy loans                                                                (209,841)        (131,803)
   Transfers of cost of insurance                                                           (508,367)        (451,675)
   Transfers of surrenders                                                                  (562,838)        (342,573)
   Transfers of death benefits                                                               (13,881)         (29,554)
   Transfers of other terminations                                                           (94,715)         (29,136)
   Interfund and net transfers to general account                                            513,067         (471,201)
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              642,050           83,543
                                                                                      ---------------   --------------

Total increase in net assets                                                               3,465,251        1,376,697
                                                                                      ---------------   --------------

Net assets at end of year                                                               $ 11,917,522     $  8,452,271
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           34

Midland National Life Insurance Company
Separate Account A
Alger American Fund Small Capitalization Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     288,306 shares (cost $7,609,831)        $ 9,606,349       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                            -
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 9,606,349       Administrative expense                             396
                                           --------------
                                                               Mortality and expense risk                      79,966
                                                                                                        --------------
                                                                                                               80,362
                                                                                                        --------------
                                                           Net investment loss                                (80,362)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                757,916
                                                             Net unrealized appreciation on
                                                              investments                                     686,956
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 1,364,510
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 8,441,665     $  8,206,483

Net increase in net assets resulting from operations                                       1,364,510        1,368,491

Capital shares transactions
   Net premiums                                                                            1,210,833        1,826,945
   Transfers of policy loans                                                                 (73,978)         (96,823)
   Transfers of cost of insurance                                                           (444,042)        (505,566)
   Transfers of surrenders                                                                  (313,698)        (173,750)
   Transfers of death benefits                                                               (37,065)          (3,965)
   Transfers of other terminations                                                           (31,875)         (61,927)
   Interfund and net transfers to general account                                           (510,001)      (2,118,223)
                                                                                      ---------------   --------------

     Net decrease in net assets from capital share transactions                             (199,826)      (1,133,309)
                                                                                      ---------------   --------------

Total increase in net assets                                                               1,164,684          235,182
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 9,606,349     $  8,441,665
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           35

Midland National Life Insurance Company
Separate Account A
AIM Variable Insurance Funds Financial Services Fund
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $    28,455
     110,338 shares (cost $1,707,303)        $ 1,352,748       Capital gains distributions                    107,421
                                                                                                        --------------

Liabilities                                            -                                                      135,876
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 1,352,748       Administrative expense                             213
                                           --------------
                                                               Mortality and expense risk                      14,427
                                                                                                        --------------
                                                                                                               14,640
                                                                                                        --------------
                                                           Net investment income                              121,236

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                 71,060
                                                             Net unrealized depreciation on
                                                              investments                                    (582,371)
                                                                                                        --------------

                                                           Net decrease in net assets resulting from
                                                            operations                                     $ (390,075)
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 1,676,905    $   1,245,177

Net (decrease) increase in net assets resulting from operations                             (390,075)         201,894

Capital shares transactions
   Net premiums                                                                              294,168          236,450
   Transfers of policy loans                                                                 (32,717)         (21,569)
   Transfers of cost of insurance                                                           (105,213)         (92,410)
   Transfers of surrenders                                                                   (76,266)         (25,517)
   Transfers of death benefits                                                               (23,415)               -
   Transfers of other terminations                                                            (2,901)         (28,247)
   Interfund and net transfers to general account                                             12,262          161,127
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                               65,918          229,834
                                                                                      ---------------   --------------

Total (decrease) increase in net assets                                                     (324,157)         431,728
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 1,352,748     $  1,676,905
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           36

Midland National Life Insurance Company
Separate Account A
AIM Variable Insurance Funds Global Health Care Fund
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     73,569 shares (cost $1,546,527)         $ 1,770,058       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                            -
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 1,770,058       Administrative expense                              52
                                           --------------
                                                               Mortality and expense risk                      15,272
                                                                                                        --------------
                                                                                                               15,324
                                                                                                        --------------
                                                           Net investment loss                                (15,324)

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                117,862
                                                             Net unrealized appreciation on
                                                              investments                                      74,178
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 176,716
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 1,692,934     $  1,376,465

Net increase in net assets resulting from operations                                         176,716           68,602

Capital shares transactions
   Net premiums                                                                              238,111          437,010
   Transfers of policy loans                                                                 (27,557)         (38,075)
   Transfers of cost of insurance                                                           (104,164)        (103,967)
   Transfers of surrenders                                                                   (36,948)         (32,500)
   Transfers of death benefits                                                               (16,030)               -
   Transfers of other terminations                                                           (15,844)         (25,750)
   Interfund and net transfers to general account                                           (137,160)          11,149
                                                                                      ---------------   --------------

     Net (decrease) increase in net assets from capital share transactions                   (99,592)         247,867
                                                                                      ---------------   --------------

Total increase in net assets                                                                  77,124          316,469
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 1,770,058     $  1,692,934
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           37

Midland National Life Insurance Company
Separate Account A
AIM Variable Insurance Funds International Growth Fund
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $     7,889
     69,389 shares (cost $2,330,627)         $ 2,333,557       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                        7,889
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 2,333,557       Administrative expense                              65
                                           --------------
                                                               Mortality and expense risk                       5,872
                                                                                                        --------------
                                                                                                                5,937
                                                                                                        --------------
                                                           Net investment income                                1,952

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                  6,384
                                                             Net unrealized appreciation on
                                                              investments                                       2,930
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                       $ 11,266
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                                  $ -       $        -

Net increase in net assets resulting from operations                                          11,266                -

Capital shares transactions
   Net premiums                                                                              810,033                -
   Transfers of policy loans                                                                 (11,748)               -
   Transfers of cost of insurance                                                            (28,973)               -
   Transfers of surrenders                                                                    (5,294)               -
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                            (4,553)               -
   Interfund and net transfers to general account                                          1,562,826                -
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                            2,322,291                -
                                                                                      ---------------   --------------

Total increase in net assets                                                               2,333,557                -
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 2,333,557       $        -
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           38


Midland National Life Insurance Company
Separate Account A
LEVCO Series Trust Equity Value Fund
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     0 shares (cost $0)                              $ -       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                            -
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                           $ -       Administrative expense                               -
                                           --------------
                                                               Mortality and expense risk                           -
                                                                                                        --------------
                                                                                                                    -
                                                                                                        --------------
                                                           Net investment income                                    -

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                      -
                                                             Net unrealized appreciation on
                                                              investments                                           -
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                            $ -
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                                  $ -      $    14,305

Net increase in net assets resulting from operations                                               -              646

Capital shares transactions
   Net premiums                                                                                    -              (16)
   Transfers of policy loans                                                                       -                -
   Transfers of cost of insurance                                                                  -              (48)
   Transfers of surrenders                                                                         -                -
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                                 -                -
   Interfund and net transfers to general account                                                  -          (14,887)
                                                                                      ---------------   --------------

     Net decrease in net assets from capital share transactions                                    -          (14,951)
                                                                                      ---------------   --------------

Total decrease in net assets                                                                       -          (14,305)
                                                                                      ---------------   --------------

Net assets at end of year                                                                        $ -       $        -
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           39

Midland National Life Insurance Company
Separate Account A
Van Eck Worldwide Insurance Trust Worldwide Hard Assets Fund
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $     11,515
     346,605 shares (cost $10,984,447)      $ 14,276,656       Capital gains distributions                  1,123,320
                                                                                                        --------------

Liabilities                                            -                                                    1,134,835
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                  $ 14,276,656       Administrative expense                             449
                                           --------------
                                                               Mortality and expense risk                      96,597
                                                                                                        --------------
                                                                                                               97,046
                                                                                                        --------------
                                                           Net investment income                            1,037,789

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                807,224
                                                             Net unrealized appreciation on
                                                              investments                                   2,225,474
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                    $ 4,070,487
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 8,136,910     $  5,176,284

Net increase in net assets resulting from operations                                       4,070,487        1,353,054

Capital shares transactions
   Net premiums                                                                            2,008,881        1,661,873
   Transfers of policy loans                                                                (289,258)        (420,725)
   Transfers of cost of insurance                                                           (476,051)        (331,711)
   Transfers of surrenders                                                                  (243,521)        (129,058)
   Transfers of death benefits                                                               (11,808)            (261)
   Transfers of other terminations                                                           (84,415)        (129,798)
   Interfund and net transfers to general account                                          1,165,431          957,252
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                            2,069,259        1,607,572
                                                                                      ---------------   --------------

Total increase in net assets                                                               6,139,746        2,960,626
                                                                                      ---------------   --------------

Net assets at end of year                                                               $ 14,276,656    $   8,136,910
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           40

Midland National Life Insurance Company
Separate Account A
Van Eck Worldwide Insurance Trust Worldwide Real Estate Fund
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $    17,833
     119,185 shares (cost $2,136,059)        $ 2,013,027       Capital gains distributions                    171,807
                                                                                                        --------------

Liabilities                                            -                                                      189,640
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 2,013,027       Administrative expense                             141
                                           --------------
                                                               Mortality and expense risk                      17,950
                                                                                                        --------------
                                                                                                               18,091
                                                                                                        --------------
                                                           Net investment income                              171,549

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                 67,939
                                                             Net unrealized depreciation on
                                                              investments                                    (267,425)
                                                                                                        --------------

                                                           Net decrease in net assets resulting from
                                                            operations                                      $ (27,937)
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 1,642,088       $        -

Net (decrease) increase in net assets resulting from operations                              (27,937)         172,884

Capital shares transactions
   Net premiums                                                                              848,486          176,126
   Transfers of policy loans                                                                 (20,220)          (8,261)
   Transfers of cost of insurance                                                           (106,346)         (22,556)
   Transfers of surrenders                                                                   (40,905)          (1,972)
   Transfers of death benefits                                                                  (863)               -
   Transfers of other terminations                                                           (13,640)               -
   Interfund and net transfers to general account                                           (267,636)       1,325,867
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              398,876        1,469,204
                                                                                      ---------------   --------------

Total increase in net assets                                                                 370,939        1,642,088
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 2,013,027     $  1,642,088
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           41


Midland National Life Insurance Company
Separate Account A
PIMCO Variable Insurance Trust Total Return Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $   565,528
     1,363,634 shares (cost $13,895,043)    $ 14,304,515       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                      565,528
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                  $ 14,304,515       Administrative expense                             820
                                           --------------
                                                               Mortality and expense risk                     107,783
                                                                                                        --------------
                                                                                                              108,603
                                                                                                        --------------
                                                           Net investment income                              456,925

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized losses on investments               (75,916)
                                                             Net unrealized appreciation on
                                                              investments                                     579,828
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 960,837
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 9,745,775     $  6,676,613

Net increase in net assets resulting from operations                                         960,837          259,581

Capital shares transactions
   Net premiums                                                                            3,913,941        3,045,254
   Transfers of policy loans                                                                (117,952)         (51,631)
   Transfers of cost of insurance                                                           (814,718)        (616,184)
   Transfers of surrenders                                                                  (310,938)        (145,350)
   Transfers of death benefits                                                                  (699)         (20,204)
   Transfers of other terminations                                                           (47,212)         (45,539)
   Interfund and net transfers to general account                                            975,481          643,235
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                            3,597,903        2,809,581
                                                                                      ---------------   --------------

Total increase in net assets                                                               4,558,740        3,069,162
                                                                                      ---------------   --------------

Net assets at end of year                                                               $ 14,304,515     $  9,745,775
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           42

Midland National Life Insurance Company
Separate Account A
PIMCO Variable Insurance Trust Low Duration Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $    73,809
     172,253 shares (cost $1,749,840)        $ 1,774,207       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                       73,809
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 1,774,207       Administrative expense                              66
                                           --------------
                                                               Mortality and expense risk                      10,003
                                                                                                        --------------
                                                                                                               10,069
                                                                                                        --------------
                                                           Net investment income                               63,740

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized losses on investments                (2,617)
                                                             Net unrealized appreciation on
                                                              investments                                      41,260
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 102,383
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 1,490,374    $   1,100,561

Net increase in net assets resulting from operations                                         102,383           39,958

Capital shares transactions
   Net premiums                                                                              279,727          472,302
   Transfers of policy loans                                                                    (941)              68
   Transfers of cost of insurance                                                            (77,290)         (74,210)
   Transfers of surrenders                                                                    (3,738)          (3,229)
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                            (4,583)          (1,316)
   Interfund and net transfers to general account                                            (11,725)         (43,760)
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              181,450          349,855
                                                                                      ---------------   --------------

Total increase in net assets                                                                 283,833          389,813
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 1,774,207     $  1,490,374
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           43


Midland National Life Insurance Company
Separate Account A
PIMCO Variable Insurance Trust High Yield Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    127,195
     227,262 shares (cost $1,868,201)        $ 1,829,459       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                      127,195
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 1,829,459       Administrative expense                              37
                                           --------------
                                                               Mortality and expense risk                      16,096
                                                                                                        --------------
                                                                                                               16,133
                                                                                                        --------------
                                                           Net investment income                              111,062

                                                           Realized and unrealized losses
                                                            on investments:
                                                             Net realized losses on investments                (6,338)
                                                             Net unrealized depreciation on
                                                              investments                                     (59,923)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                       $ 44,801
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 1,582,985    $   1,126,787

Net increase in net assets resulting from operations                                          44,801          103,054

Capital shares transactions
   Net premiums                                                                              313,345          326,164
   Transfers of policy loans                                                                 (46,687)          (8,145)
   Transfers of cost of insurance                                                            (95,719)         (79,811)
   Transfers of surrenders                                                                   (28,071)         (10,474)
   Transfers of death benefits                                                                (5,837)          (1,508)
   Transfers of other terminations                                                           (10,626)          (1,251)
   Interfund and net transfers to general account                                             75,268          128,169
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              201,673          353,144
                                                                                      ---------------   --------------

Total increase in net assets                                                                 246,474          456,198
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 1,829,459     $  1,582,985
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           44

Midland National Life Insurance Company
Separate Account A
PIMCO Variable Insurance Trust Real Return Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    166,382
     325,198 shares (cost $4,045,938)        $ 4,087,737       Capital gains distributions                      9,320
                                                                                                        --------------

Liabilities                                            -                                                      175,702
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 4,087,737       Administrative expense                              88
                                           --------------
                                                               Mortality and expense risk                      26,797
                                                                                                        --------------
                                                                                                               26,885
                                                                                                        --------------
                                                           Net investment income                              148,817

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized losses on investments               (22,843)
                                                             Net unrealized appreciation on
                                                              investments                                     219,061
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                      $ 345,035
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                          $ 3,227,004     $  2,517,402

Net increase (decrease) in net assets resulting from operations                              345,035             (550)

Capital shares transactions
   Net premiums                                                                              786,225          886,305
   Transfers of policy loans                                                                 (24,056)          (2,618)
   Transfers of cost of insurance                                                           (191,758)        (203,311)
   Transfers of surrenders                                                                   (68,794)         (10,783)
   Transfers of death benefits                                                                     -           (4,596)
   Transfers of other terminations                                                            (5,781)        (206,139)
   Interfund and net transfers to general account                                             19,862          251,294
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              515,698          710,152
                                                                                      ---------------   --------------

Total increase in net assets                                                                 860,733          709,602
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 4,087,737     $  3,227,004
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           45

Midland National Life Insurance Company
Separate Account A
Goldman Sachs Variable Insurance Trust Structured Small Cap Equity Fund
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    288,081
     236,925 shares (cost $3,178,769)        $ 2,537,465       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                      288,081
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 2,537,465       Administrative expense                              81
                                           --------------
                                                               Mortality and expense risk                      16,432
                                                                                                        --------------
                                                                                                               16,513
                                                                                                        --------------
                                                           Net investment income                              271,568

                                                           Realized and unrealized losses
                                                            on investments:
                                                             Net realized losses on investments               (64,295)
                                                             Net unrealized depreciation on
                                                              investments                                    (620,773)
                                                                                                        --------------

                                                           Net decrease in net assets resulting from
                                                            operations                                     $ (413,500)
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                            $ 925,229       $        -

Net (decrease) increase in net assets resulting from operations                             (413,500)          66,810

Capital shares transactions
   Net premiums                                                                            1,097,303          228,109
   Transfers of policy loans                                                                 (10,373)            (792)
   Transfers of cost of insurance                                                           (110,946)         (18,579)
   Transfers of surrenders                                                                   (25,897)            (699)
   Transfers of death benefits                                                                    (5)               -
   Transfers of other terminations                                                            (8,382)          (1,701)
   Interfund and net transfers to general account                                          1,084,036          652,081
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                            2,025,736          858,419
                                                                                      ---------------   --------------

Total increase in net assets                                                               1,612,236          925,229
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 2,537,465      $   925,229
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                           46

Midland National Life Insurance Company
Separate Account A
Goldman Sachs Variable Insurance Trust Growth & Income Fund
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                           $    196,557
     141,868 shares (cost $2,003,767)        $ 1,777,607       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                      196,557
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                   $ 1,777,607       Administrative expense                              37
                                           --------------
                                                               Mortality and expense risk                       4,848
                                                                                                        --------------
                                                                                                                4,885
                                                                                                        --------------
                                                           Net investment income                              191,672

                                                           Realized and unrealized losses
                                                            on investments:
                                                             Net realized losses on investments               (21,198)
                                                             Net unrealized depreciation on
                                                              investments                                    (226,161)
                                                                                                        --------------

                                                           Net decrease in net assets resulting from
                                                            operations                                      $ (55,687)
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                                  $ -       $        -

Net decrease in net assets resulting from operations                                         (55,687)               -

Capital shares transactions
   Net premiums                                                                              571,080                -
   Transfers of policy loans                                                                  (7,617)               -
   Transfers of cost of insurance                                                            (25,434)               -
   Transfers of surrenders                                                                    (6,229)               -
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                            (2,276)               -
   Interfund and net transfers to general account                                          1,303,770                -
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                            1,833,294                -
                                                                                      ---------------   --------------

Total increase in net assets                                                               1,777,607                -
                                                                                      ---------------   --------------

Net assets at end of year                                                                $ 1,777,607       $        -
                                                                                      ---------------   --------------


       The accompanying notes are an integral part of these financial statements.

                                       47

Midland National Life Insurance Company
Separate Account A
Nueberger Berman Advisors Management Trust Regency Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                            $    16,624
     32,776 shares (cost $533,152)             $ 531,953       Capital gains distributions                          -
                                                                                                        --------------

Liabilities                                            -                                                       16,624
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                     $ 531,953       Administrative expense                               -
                                           --------------
                                                               Mortality and expense risk                       4,476
                                                                                                        --------------
                                                                                                                4,476
                                                                                                        --------------
                                                           Net investment income                               12,148

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                  5,665
                                                             Net unrealized depreciation on
                                                              investments                                      (9,334)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                        $ 8,479
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                            $ 238,137       $        -

Net increase in net assets resulting from operations                                           8,479           65,697

Capital shares transactions
   Net premiums                                                                              238,838            9,439
   Transfers of policy loans                                                                      45               84
   Transfers of cost of insurance                                                            (14,055)          (3,633)
   Transfers of surrenders                                                                         -                -
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                                 -         (185,160)
   Interfund and net transfers to general account                                             60,509          351,710
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              285,337          172,440
                                                                                      ---------------   --------------

Total increase in net assets                                                                 293,816          238,137
                                                                                      ---------------   --------------

Net assets at end of year                                                                  $ 531,953     $    238,137
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                       48

Midland National Life Insurance Company
Separate Account A
Premier VIT OpCap Small Cap Portfolio
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     13,219 shares (cost $443,013)             $ 385,849       Capital gains distributions                     96,866
                                                                                                        --------------

Liabilities                                            -                                                       96,866
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                     $ 385,849       Administrative expense                              11
                                           --------------
                                                               Mortality and expense risk                       4,020
                                                                                                        --------------
                                                                                                                4,031
                                                                                                        --------------
                                                           Net investment income                               92,835

                                                           Realized and unrealized gains
                                                            (losses) on investments:
                                                             Net realized gains on investments                  2,771
                                                             Net unrealized depreciation on
                                                              investments                                     (89,848)
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                        $ 5,758
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                            $ 437,004       $        -

Net increase in net assets resulting from operations                                           5,758           30,451

Capital shares transactions
   Net premiums                                                                              128,776           31,514
   Transfers of policy loans                                                                  (6,323)          (3,751)
   Transfers of cost of insurance                                                            (24,209)          (5,982)
   Transfers of surrenders                                                                    (4,974)            (112)
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                              (742)               -
   Interfund and net transfers to general account                                           (149,441)         384,884
                                                                                      ---------------   --------------

     Net (decrease) increase in net assets from capital share transactions                   (56,913)         406,553
                                                                                      ---------------   --------------

Total (decrease) increase in net assets                                                      (51,155)         437,004
                                                                                      ---------------   --------------

Net assets at end of year                                                                  $ 385,849      $   437,004
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                       49


Midland National Life Insurance Company
Separate Account A
ProFunds VP Japan
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     2,922 shares (cost $82,853)                $ 70,629       Capital gains distributions                      3,743
                                                                                                        --------------

Liabilities                                            -                                                        3,743
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                      $ 70,629       Administrative expense                               -
                                           --------------
                                                               Mortality and expense risk                         258
                                                                                                        --------------
                                                                                                                  258
                                                                                                        --------------
                                                           Net investment income                                3,485

                                                           Realized and unrealized losses
                                                            on investments:
                                                             Net realized losses on investments                  (385)
                                                             Net unrealized depreciation on
                                                              investments                                     (12,224)
                                                                                                        --------------

                                                           Net decrease in net assets resulting from
                                                            operations                                       $ (9,124)
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                                  $ -       $        -

Net decrease in net assets resulting from operations                                          (9,124)               -

Capital shares transactions
   Net premiums                                                                               13,493                -
   Transfers of policy loans                                                                       -                -
   Transfers of cost of insurance                                                             (2,079)               -
   Transfers of surrenders                                                                         -                -
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                                 -                -
   Interfund and net transfers to general account                                             68,339                -
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                               79,753                -
                                                                                      ---------------   --------------

Total increase in net assets                                                                  70,629                -
                                                                                      ---------------   --------------

Net assets at end of year                                                                   $ 70,629       $        -
                                                                                      ---------------   --------------




       The accompanying notes are an integral part of these financial statements.

                                       50

Midland National Life Insurance Company
Separate Account A
ProFunds VP Oil & Gas
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     5,367 shares (cost $336,745)              $ 357,927       Capital gains distributions                      6,241
                                                                                                        --------------

Liabilities                                            -                                                        6,241
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                     $ 357,927       Administrative expense                               9
                                           --------------
                                                               Mortality and expense risk                         926
                                                                                                        --------------
                                                                                                                  935
                                                                                                        --------------
                                                           Net investment income                                5,306

                                                           Realized and unrealized gains
                                                            on investments:
                                                             Net realized gains on investments                 13,052
                                                             Net unrealized appreciation on
                                                              investments                                      21,182
                                                                                                        --------------

                                                           Net increase in net assets resulting from
                                                            operations                                       $ 39,540
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                                  $ -       $        -

Net increase in net assets resulting from operations                                          39,540                -

Capital shares transactions
   Net premiums                                                                              122,766                -
   Transfers of policy loans                                                                     701                -
   Transfers of cost of insurance                                                             (4,609)               -
   Transfers of surrenders                                                                         -                -
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                                 -                -
   Interfund and net transfers to general account                                            199,529                -
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              318,387                -
                                                                                      ---------------   --------------

Total increase in net assets                                                                 357,927                -
                                                                                      ---------------   --------------

Net assets at end of year                                                                  $ 357,927       $        -
                                                                                      ---------------   --------------



       The accompanying notes are an integral part of these financial statements.

                                       51


Midland National Life Insurance Company
Separate Account A
ProFunds VP Small-Cap
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     1,860 shares (cost $58,179)                $ 53,582       Capital gains distributions                      3,250
                                                                                                        --------------

Liabilities                                            -                                                        3,250
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                      $ 53,582       Administrative expense                               -
                                           --------------
                                                               Mortality and expense risk                          96
                                                                                                        --------------
                                                                                                                   96
                                                                                                        --------------
                                                           Net investment income                                3,154

                                                           Realized and unrealized losses
                                                            on investments:
                                                             Net realized losses on investments                  (401)
                                                             Net unrealized depreciation on
                                                              investments                                      (4,596)
                                                                                                        --------------

                                                           Net decrease in net assets resulting from
                                                            operations                                       $ (1,843)
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                                  $ -       $        -

Net decrease in net assets resulting from operations                                          (1,843)               -

Capital shares transactions
   Net premiums                                                                               43,085                -
   Transfers of policy loans                                                                       -                -
   Transfers of cost of insurance                                                               (596)               -
   Transfers of surrenders                                                                         -                -
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                                 -                -
   Interfund and net transfers to general account                                             12,936                -
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                               55,425                -
                                                                                      ---------------   --------------

Total increase in net assets                                                                  53,582                -
                                                                                      ---------------   --------------

Net assets at end of year                                                                   $ 53,582       $        -
                                                                                      ---------------   --------------




       The accompanying notes are an integral part of these financial statements.

                                       52

Midland National Life Insurance Company
Separate Account A
ProFunds VP Ultra Mid-Cap
----------------------------------------------------------------------------------------

Statement of Assets and Liabilities                         Statement of Operations
December 31, 2007                                          Year Ended December 31, 2007

Assets:                                                    Investment income:
   Investment in Portfolio,                                    Dividend income                             $        -
     3,649 shares (cost $136,307)              $ 125,780       Capital gains distributions                      1,859
                                                                                                        --------------

Liabilities                                            -                                                        1,859
                                           --------------                                               --------------
                                                           Expenses:
Net assets                                     $ 125,780       Administrative expense                              18
                                           --------------
                                                               Mortality and expense risk                         398
                                                                                                        --------------
                                                                                                                  416
                                                                                                        --------------
                                                           Net investment income                                1,443

                                                           Realized and unrealized losses
                                                            on investments:
                                                             Net realized losses on investments                (1,526)
                                                             Net unrealized depreciation on
                                                              investments                                     (10,527)
                                                                                                        --------------

                                                           Net decrease in net assets resulting from
                                                            operations                                      $ (10,610)
                                                                                                        --------------

----------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
Years Ended December 31, 2007 and 2006

                                                                                           2007             2006

Net assets at beginning of year                                                                  $ -       $        -

Net decrease in net assets resulting from operations                                         (10,610)               -

Capital shares transactions
   Net premiums                                                                               24,857                -
   Transfers of policy loans                                                                      43                -
   Transfers of cost of insurance                                                             (3,012)               -
   Transfers of surrenders                                                                         -                -
   Transfers of death benefits                                                                     -                -
   Transfers of other terminations                                                                 -                -
   Interfund and net transfers to general account                                            114,502                -
                                                                                      ---------------   --------------

     Net increase in net assets from capital share transactions                              136,390                -
                                                                                      ---------------   --------------

Total increase in net assets                                                                 125,780                -
                                                                                      ---------------   --------------

Net assets at end of year                                                                  $ 125,780       $        -
                                                                                      ---------------   --------------


       The accompanying notes are an integral part of these financial statements.

                                       53

Midland National Life Insurance Company
Separate Account A
Notes to Financial Statements
--------------------------------------------------------------------------------

1.      Organization and Significant Accounting Policies


        Organization
        Midland National Life Separate Account A ("Separate Account"), a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 as amended, is a segregated investment account of Midland National Life Insurance Company (the "Company") in accordance with the provisions of the Iowa Insurance laws. The assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of the Company. The Separate Account is used to fund variable universal life insurance policies of the Company. The Separate Account consists of eleven insurance products, each with different characteristics. The dates in which products were introduced result in different product groups. Sammons Securities Corporation, an affiliate, serves as the underwriter of the variable products.


        Investments
        The Separate Account invests in specified portfolios of Fidelity Variable Insurance Products Fund I ("VIPF"), Fidelity Variable Insurance Products Fund II ("VIPF II"), Fidelity Variable Insurance Products Fund III ("VIPF III"), American Century Variable Portfolios, Inc. ("ACVP"), MFS Variable Insurance Trust ("MFS"), Lord Abbett Series Fund, Inc. ("LAC"), Alger American Fund ("FAM"), AIM Variable Insurance Funds ("AIM"), LEVCO Series Trust ("LEVCO"), Van Eck Worldwide Insurance Trust ("Van Eck"), PIMCO Variable Insurance Trust ("PIMCO"), Goldman Sachs Variable Insurance Trust ("Goldman"), Neuberger Berman Advisors Management Trust ("Neuberger"), Premier VIT ("Premier") and ProFunds VP ("PF"), (collectively "the Funds"), each diversified open-end management companies registered under the Investment Company Act of 1940, as directed by participants.


        The MFS Total Return Series, MFS Utilities Series, LAC America Value Portfolio, AIM International Growth Fund, Goldman Growth & Income Fund, PF Oil and Gas, PF Japan, PF Small-Cap, and PF Ultra Mid-Cap were introduced effective June 15, 2007. The Van Eck Worldwide Real Estate Fund, Goldman Structured Small Cap Equity Fund, Neuberger Regency Portfolio, and Premier OpCap Small Cap Portfolio were introduced effective May 1, 2006. All other portfolios have been in existence for more than two years.


        Effective February 6, 2006, the LEVCO Series Trust Equity Value Fund was liquidated. This plan of liquidation and dissolution was approved by the Board of Trustees of LEVCO Series Trust on December 5, 2005. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge.


        Investments in shares of the Funds are valued at the net asset values (fair values) of the respective portfolios of the Funds corresponding to the investment portfolios of the Separate Account. Investment transactions are recorded on the trade date (the date the order to buy or sell is executed). Dividends are automatically reinvested in shares of the Funds.


        The first-in, first-out ("FIFO") method is used to determine realized gains and losses on investments. Dividend and capital gain distributions are recorded as income on the ex-dividend date.


        Federal Income Taxes
        The operations of the Separate Account are included in the federal income tax return of the Company. Under the provisions of the policies, the Company has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current law, the Company pays no tax on investment income and capital gains reflected in variable life policy reserves. However, the Company retains the right to charge for any federal income tax incurred which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.


        Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.      Expenses and Related Party Transactions


        The Company is compensated for certain expenses as described below. The rates of each applicable charge are described in the Separate Account's prospectus.


        o A contract administration fee is charged to cover the Company's record keeping and other administrative expenses incurred to operate the Separate Account. This fee is allocated to the individual portfolios of the Funds based on the net asset value of the portfolios in proportion to the total net asset value of the Separate Account.


        o A mortality and expense risk fee is charged in return for the Company's assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued. This fee is charged directly to the individual portfolios of the Funds based on the net asset value of the portfolio.


        o A transfer charge is imposed on each transfer between portfolios of the Separate Account in excess of a stipulated number of transfers in any one contract year. A deferred sales charge may be imposed in the event of a full or partial withdrawal within the stipulated number of years.


        o A sales and premium tax charge is deducted from each premium payment made prior to deposit into the Separate Account. Total deductions from gross contract premiums received by the Company were $4,870,133 and $4,779,346 in 2007 and 2006, respectively.


3.      Purchases and Sales of Investment Securities


        The aggregate cost of purchases and proceeds from sales of investments for the years ended December 31, 2007 and 2006, were as follows:



                                                                      2007                                    2006
                                                      --------------------------------------  -------------------------------------
Portfolio                                                 Purchases             Sales            Purchases             Sales

Fidelity Variable Insurance Products
 Fund I
    Money Market Portfolio                               $ 8,431,518         $ 8,448,015        $ 9,623,006         $ 7,150,129
    High Income Portfolio                                  2,015,296           1,560,999          2,174,804           1,633,295
    Equity-Income Portfolio                                7,668,244           7,619,932         10,840,408           7,157,336
    Growth Portfolio                                       8,132,642          11,946,591          9,004,996          12,772,791
    Overseas Portfolio                                     6,396,220           4,624,290          5,077,136           3,619,642
    Mid Cap Portfolio                                      7,096,560           4,907,552          8,853,008           6,811,725
Fidelity Variable Insurance Products
 Fund II
    Asset Manager Portfolio                                1,669,630           1,956,047          1,281,529           1,662,601
    Investment Grade Bond Portfolio                        2,976,024           2,292,395          2,809,783           3,026,952
    Index 500 Portfolio                                   14,697,296          13,407,086         17,160,158          16,367,582
    Contrafund Portfolio                                  24,434,505          11,325,272         16,578,254          12,159,139
    Asset Manager: Growth Portfolio                          991,974           1,183,651            890,023           1,215,732
Fidelity Variable Insurance Products
 Fund III
    Balanced Portfolio                                     1,192,028             977,423          1,230,924             926,504
    Growth & Income Portfolio                              3,461,051           2,947,109          3,010,246           1,873,413
    Growth Opportunities Portfolio                         1,645,434           2,311,216          1,789,866           2,280,153
American Century Variable
 Portfolios, Inc.
    Balanced Fund                                          1,102,827             684,877          2,849,837           2,356,866
    Capital Appreciation Fund                              2,000,910           1,440,735          1,315,093           1,353,892
    International Fund                                     7,175,896           5,519,177          7,440,748           4,402,063
    Value Fund                                             8,807,243           4,839,402          7,919,134           4,192,193
    Income & Growth Fund                                     557,191             786,575            854,912             717,379
MFS Variable Insurance Trust
    Emerging Growth Series                                 2,078,031           2,833,080          2,385,644           3,228,719
    Investors Trust Series                                   321,770             433,975            385,216             408,672
    New Discovery Series                                   1,723,931           1,679,021          1,620,644           1,928,343
    Research Series                                          930,383           1,250,660          1,076,934           1,171,301
    Total Return Series                                        6,096                 180                  -                   -
    Utilities Series                                         767,124             136,547                  -                   -
Lord Abbett Series Fund, Inc.
    Growth and Income Portfolio                            3,941,531           3,273,446          4,037,564           2,559,164
    Mid-Cap Value Portfolio                                8,559,045           4,790,871          6,923,787           5,563,003
    International Portfolio                                3,461,102           2,032,869          3,856,171           1,620,991
    America Value Portfolio                                   45,170               1,236                  -                   -
Alger American Fund
    Growth Portfolio                                       4,663,829           2,688,436          4,305,052           2,277,746
    MidCap Growth Portfolio                                3,913,252           2,579,897          4,177,446           3,296,341
    Leveraged AllCap Portfolio                             3,713,773           3,163,159          2,805,893           2,790,733
    Small Capitalization Portfolio                         1,919,529           2,199,718          4,015,755           5,226,652
AIM Variable Insurance Funds
    Financial Services Fund                                  636,254             449,099            657,306             408,245
    Global Health Care Fund                                  482,890             597,806            781,589             547,467
    International Growth Fund                              2,547,948             223,705                  -                   -
LEVCO Series Trust
    Equity Value Fund                                              -                   -                 37              14,987
Van Eck Worldwide Insurance Trust
    Worldwide Hard Assets Fund                             6,280,224           3,173,177          5,277,800           3,392,374
    Worldwide Real Estate Fund                             2,155,426           1,585,000          1,932,973             468,139
PIMCO Variable Insurance Trust
    Total Return Portfolio                                 6,528,215           2,473,387          5,060,024           1,907,189
    Low Duration Portfolio                                   375,368             130,178            539,800             146,564
    High Yield Portfolio                                     778,932             466,197            734,824             305,636
    Real Return Portfolio                                  1,197,398             532,884          2,756,666           1,852,412
Goldman Sachs Variable Insurance Trust
    Structured Small Cap Equity Fund                       2,780,551             483,247          1,449,183             525,516
    Growth & Income Fund                                   2,295,006             270,041                  -                   -
Nueberger Berman Advisors Management Trust
    Regency Portfolio                                        349,893              52,408            973,781             750,359
Premier VIT
    OpCap Small Cap Portfolio                                365,870             329,949            637,580             232,394
ProFunds VP
    Japan                                                     85,724               2,484                  -                   -
    Oil & Gas                                                527,471             203,777                  -                   -
    Small-Cap                                                 63,801               5,221                  -                   -
    Ultra Mid-Cap                                            165,744              27,915                  -                   -
                                                     ----------------  ------------------  -----------------  ------------------
                                                       $ 174,113,770       $ 126,847,914      $ 167,095,534       $ 132,302,334
                                                     ----------------  ------------------  -----------------  ------------------




4.      Summary of Changes from Unit Transactions


        Transactions in units for the years ended December 31, 2007 and 2006, were as follows:

                                                              2007                                  2006
                                            -------------------------------------  ------------------------------------
                                                                     Net Increase/                         Net Increase/
Portfolio                                   Purchases      Sales     (Decrease)    Purchases     Sales     (Decrease)

Fidelity Variable Insurance Products
 Fund I
   Money Market Portfolio                      365,666     392,736       (27,070)    713,486      539,770      173,716
   High Income Portfolio                       106,616     100,473         6,143     133,973      116,439       17,534
   Equity-Income Portfolio                     205,836     285,080       (79,244)    282,832      294,625      (11,793)
   Growth Portfolio                            488,373     528,342       (39,969)    495,250      673,750     (178,500)
   Overseas Portfolio                          248,305     210,175        38,130     298,038      203,037       95,001
   Mid Cap Portfolio                           226,626     218,169         8,457     352,138      366,903      (14,765)
Fidelity Variable Insurance Products
 Fund II
   Asset Manager Portfolio                      50,525      87,168       (36,643)     55,025       79,534      (24,509)
   Investment Grade Bond Portfolio             141,058     116,270        24,788     149,480      177,144      (27,664)
   Index 500 Portfolio                         764,429     673,851        90,578   1,069,800    1,021,901       47,899
   Contrafund Portfolio                        441,060     394,508        46,552     511,138      481,513       29,625
   Asset Manager: Growth Portfolio              58,761      68,741        (9,980)     54,787       78,397      (23,610)
Fidelity Variable Insurance Products
 Fund III
   Balanced Portfolio                           52,821      55,328        (2,507)     67,343       59,526        7,817
   Growth & Income Portfolio                   158,967     146,993        11,974     164,624      106,466       58,158
   Growth Opportunities Portfolio              142,258     157,977       (15,719)    147,988      188,210      (40,222)
American Century Variable
 Portfolios, Inc.
   Balanced Fund                                50,378      38,250        12,128     163,897      143,323       20,574
   Capital Appreciation Fund                   100,592      63,704        36,888      79,416       79,732         (316)
   International Fund                          403,164     277,545       125,619     470,897      278,062      192,835
   Value Fund                                  285,840     188,693        97,147     302,118      188,474      113,644
   Income & Growth Fund                         31,205      47,515       (16,310)     56,244       49,889        6,355
MFS Variable Insurance Trust
   Emerging Growth Series                      165,861     200,097       (34,236)    210,783      289,606      (78,823)
   Investors Trust Series                       21,770      30,875        (9,105)     32,351       33,804       (1,453)
   New Discovery Series                         60,108      69,301        (9,193)     73,254       91,163      (17,909)
   Research Series                              63,578      84,586       (21,008)     85,434       91,673       (6,239)
   Total Return Series                             631          17           614           -            -            -
   Utilities Series                             76,333      13,797        62,536           -            -            -
Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio                 141,754     158,132       (16,378)    194,665      138,098       56,567
   Mid-Cap Value Portfolio                     211,373     163,309        48,064     235,479      232,302        3,177
   International Portfolio                     156,653     126,373        30,280     235,077      124,446      110,631
   America Value Portfolio                       4,517         118         4,399           -            -            -
Alger American Fund
   Growth Portfolio                            525,042     285,850       239,192     575,946      296,648      279,298
   MidCap Growth Portfolio                     202,496     191,842        10,654     286,383      313,092      (26,709)
   Leveraged AllCap Portfolio                  396,476     325,083        71,393     387,240      388,141         (901)
   Small Capitalization Portfolio              181,945     194,697       (12,752)    465,332      623,040     (157,708)
AIM Variable Insurance Funds
   Financial Services Fund                      36,434      30,863         5,571      48,100       30,934       17,166
   Global Health Care Fund                      35,934      39,170        (3,236)     65,736       49,877       15,859
   International Growth Fund                   251,122      19,921       231,201           -            -            -
LEVCO Series Trust
   Equity Value Fund                                 -           -             -           -        1,255       (1,255)
Van Eck Worldwide Insurance Trust
   Worldwide Hard Assets Fund                  153,066      88,658        64,408     194,777      133,715       61,062
   Worldwide Real Estate Fund                  157,297     125,343        31,954     186,341       44,059      142,282
PIMCO Variable Insurance Trust
   Total Return Portfolio                      515,643     195,085       320,558     432,137      170,350      261,787
   Low Duration Portfolio                       27,639      11,217        16,422      47,049       13,496       33,553
   High Yield Portfolio                         47,606      32,480        15,126      51,213       23,581       27,632
   Real Return Portfolio                        85,583      42,591        42,992     220,063      158,462       61,601
Goldman Sachs Variable Insurance Trust
   Structured Small Cap Equity Fund            263,173      47,709       215,464     146,306       53,181       93,125
   Growth & Income Fund                        214,085      22,038       192,047           -            -            -
Nueberger Berman Advisors Management Trust
   Regency Portfolio                            31,831       4,272        27,559      99,624       76,309       23,315
Premier VIT
   OpCap Small Cap Portfolio                    24,502      29,280        (4,778)     66,688       24,833       41,855
ProFunds VP
   Japan                                         8,665         250         8,415           -            -            -
   Oil & Gas                                    50,292      17,581        32,711           -            -            -
   Small-Cap                                     6,818         543         6,275           -            -            -
   Ultra Mid-Cap                                17,883       2,946        14,937           -            -            -
                                            -----------  ----------  ------------  ----------  ----------- ------------
                                             8,458,590   6,605,542     1,853,048   9,908,452    8,528,760    1,379,692
                                            -----------  ----------  ------------  ----------  ----------- ------------

5.      Financial Highlights

        The Company sells a number of variable life insurance products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

        The following table was developed by determining which products offered by the Company have the lowest and highest total return. Only product designs within each portfolio that had units outstanding during the respective periods were considered when determining the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable contract options.


                                                    December 31                                Year Ended December 31
                                  ----------------------------------------------  --------------------------------------------------
                                                Unit Fair Value                   Investment  Expense Ratio         Total Return
                                                  Lowest to                        Income       Lowest to            Lowest to
                                     Units         Highest         Net Assets      Ratio*       Highest**            Highest***
                                  ------------  ---------------  ---------------  ---------  -----------------  --------------------
Net assets represented by
   Fidelity Variable Insurance Products
    Fund I
    Money Market Portfolio
          2007                        611,309   $10.90 to 20.27      $8,561,964      4.56%    0.50% to 1.40%       3.81% to 4.66%
          2006                        638,379   10.51 to 19.49       $8,578,456      4.73%    0.50% to 1.40%       3.45% to 4.34%
          2005                        464,663   10.15 to 18.79       $6,105,579      3.05%    0.50% to 1.10%       1.50% to 2.49%
          2004                        429,408   10.00 to 18.44       $5,561,712      1.29%    0.50% to 1.10%       0.00% to 0.72%
          2003                        571,109   11.15 to 18.41       $7,214,462      1.11%    0.50% to 1.10%      -0.11% to 0.54%

    High Income Portfolio
          2007                        447,890   11.14 to 30.48       $6,608,023      8.43%    0.50% to 1.40%       1.42% to 2.30%
          2006                        441,747   10.89 to 29.98       $6,529,175      7.88%    0.50% to 1.40%      9.72% to 10.67%
          2005                        424,213   9.84 to 27.25        $5,811,792     15.05%    0.50% to 1.10%       1.21% to 2.18%
          2004                        359,096   9.63 to 26.83        $5,080,151      7.47%    0.50% to 1.10%       7.70% to 9.06%
          2003                        310,281   8.83 to 24.75        $4,229,716      6.73%    0.50% to 1.10%      25.88% to 26.69%

    Equity-Income Portfolio
          2007                      1,281,663   13.54 to 65.55      $32,008,838      1.83%    0.50% to 1.40%       0.15% to 1.05%
          2006                      1,360,907   13.53 to 65.29      $34,589,744      3.26%    0.50% to 1.40%      18.52% to 19.57%
          2005                      1,372,700   11.41 to 54.92      $29,885,303      1.62%    0.50% to 1.10%       4.36% to 5.35%
          2004                      1,472,798   10.93 to 52.45      $30,789,773      1.45%    0.50% to 1.10%      9.30% to 10.98%
          2003                      1,372,172   10.93 to 47.58      $26,739,888      1.64%    0.50% to 1.10%      28.90% to 29.66%

    Growth Portfolio
          2007                      2,360,643   9.70 to 69.94       $55,020,668      0.82%    0.50% to 1.40%      25.26% to 26.30%
          2006                      2,400,612   7.68 to 55.70       $47,125,015      0.39%    0.50% to 1.40%       5.41% to 6.31%
          2005                      2,579,112   7.22 to 52.71       $47,945,094      0.49%    0.50% to 1.10%       4.36% to 5.31%
          2004                      2,806,273   6.86 to 50.37       $49,884,375      0.25%    0.50% to 1.10%       2.23% to 4.00%
          2003                      2,635,062   6.67 to 49.21       $47,604,009      0.25%    0.50% to 1.10%      31.39% to 32.08%

    Overseas Portfolio
          2007                        943,109   13.12 to 42.68      $20,501,977      3.38%    0.50% to 1.40%      15.75% to 16.73%
          2006                        904,979   11.24 to 36.79      $17,527,874      0.81%    0.50% to 1.40%      16.41% to 17.45%
          2005                        809,978   9.56 to 31.50       $13,703,972      0.54%    0.50% to 1.10%      17.36% to 18.44%
          2004                        635,914   8.08 to 26.76        $9,536,720      1.03%    0.50% to 1.10%      10.60% to 13.17%
          2003                        520,207   7.14 to 23.75        $7,381,149      0.72%    0.50% to 1.10%      41.81% to 42.51%

    Mid Cap Portfolio
          2007                      1,144,880   17.99 to 23.25      $25,085,489      0.93%    0.50% to 1.40%      14.08% to 15.00%
          2006                      1,136,423   15.77 to 20.34      $21,746,629      0.35%    0.50% to 1.40%      11.13% to 12.19%
          2005                      1,151,188   14.18 to 18.24      $19,713,470      0.00%    0.50% to 1.10%      16.69% to 17.64%
          2004                      1,013,674   12.16 to 15.59      $14,830,730      0.00%    0.50% to 1.10%      21.60% to 24.37%
          2003                        680,066   11.79 to 12.62       $8,044,599      0.31%    0.50% to 1.10%      37.02% to 37.88%

   Fidelity Variable Insurance Products
    Fund II
    Asset Manager Portfolio
          2007                        336,568   12.78 to 37.91       $8,164,214      6.07%    0.50% to 1.40%      13.90% to 14.89%
          2006                        373,211   11.22 to 33.19       $7,998,925      2.68%    0.50% to 1.40%       5.85% to 6.82%
          2005                        397,720   10.56 to 31.27       $8,036,130      2.65%    0.50% to 1.10%       2.61% to 3.43%
          2004                        434,150   10.21 to 30.38       $8,682,432      2.64%    0.50% to 1.10%       3.30% to 5.04%
          2003                        417,255   9.73 to 29.12        $8,263,923      3.44%    0.50% to 1.10%      16.66% to 17.39%

    Investment Grade Bond Portfolio
          2007                        607,181   11.04 to 25.35      $10,502,350      4.11%    0.50% to 1.40%       2.89% to 3.85%
          2006                        582,393   10.73 to 24.57       $9,801,407      3.96%    0.50% to 1.40%       2.98% to 3.79%
          2005                        610,057   10.42 to 23.80       $9,999,369      3.73%    0.50% to 1.10%       0.77% to 1.68%
          2004                        643,150   10.34 to 23.55      $10,515,913      3.54%    0.50% to 1.10%       3.29% to 3.93%
          2003                        482,884   13.73 to 22.81       $7,809,536      4.47%    0.50% to 1.10%       4.06% to 4.73%

    Index 500 Portfolio
          2007                      3,626,120   10.82 to 36.06      $64,296,635      3.66%    0.50% to 1.40%       3.83% to 4.95%
          2006                      3,535,542   10.31 to 34.58      $61,924,179      1.63%    0.50% to 1.40%      14.17% to 15.13%
          2005                      3,487,643   8.96 to 30.21       $53,675,538      1.66%    0.50% to 1.10%      3.31 % to 4.25%
          2004                      3,207,660   8.59 to 29.14       $48,254,425      1.20%    0.50% to 1.10%      8.60% to 10.13%
          2003                      2,800,764   7.80 to 26.67       $38,919,926      1.34%    0.50% to 1.10%      26.98% to 27.66%

    Contrafund Portfolio
          2007                      2,151,568   16.26 to 42.79      $59,938,983      0.96%    0.50% to 1.40%      16.03% to 16.98%
          2006                      2,105,016   13.90 to 36.80      $52,594,822      1.29%    0.50% to 1.40%      10.17% to 11.17%
          2005                      2,075,391   12.50 to 33.30      $47,391,065      0.28%    0.50% to 1.10%      15.30% to 16.31%
          2004                      2,092,964   10.75 to 28.80      $41,520,720      0.31%    0.50% to 1.10%      11.00% to 14.97%
          2003                      1,875,688   9.35 to 25.23       $33,004,372      0.42%    0.50% to 1.10%      27.00% to 27.73%

    Asset Manager: Growth Portfolio
          2007                        308,124   11.37 to 24.21       $5,291,927      4.22%    0.50% to 1.40%      16.12% to 18.31%
          2006                        318,104   9.61 to 20.57        $4,818,192      2.02%    0.50% to 1.40%       5.86% to 6.64%
          2005                        341,714   9.02 to 19.44        $4,914,827      2.31%    0.50% to 1.10%       2.39% to 3.36%
          2004                        357,749   8.73 to 18.92        $5,033,531      2.20%    0.50% to 1.10%       3.40% to 5.43%
          2003                        349,203   8.28 to 18.06        $4,703,890      2.73%    0.50% to 1.10%      21.96% to 22.67%

   Fidelity Variable Insurance Products
    Fund III
    Balanced Portfolio
          2007                        299,672   12.95 to 17.38       $5,041,173      3.38%    0.50% to 1.40%       7.56% to 8.46%
          2006                        302,179   12.04 to 16.12       $4,752,048      1.95%    0.50% to 1.40%      10.02% to 11.17%
          2005                        294,362   10.93 to 14.59       $4,183,466      2.44%    0.50% to 1.10%       1.35% to 4.85%
          2004                        282,300   10.41 to 13.95       $3,819,590      1.82%    0.50% to 1.10%       4.34% to 7.80%
          2003                        234,029   9.92 to 13.32        $3,061,281      2.46%    0.50% to 1.10%      16.46% to 17.12%

    Growth & Income Portfolio
          2007                        581,880   12.60 to 20.58      $11,350,680      1.88%    0.50% to 1.40%      10.58% to 11.50%
          2006                        569,906   11.30 to 18.56      $10,184,116      0.82%    0.50% to 1.40%      11.62% to 12.66%
          2005                        511,748   10.03 to 16.58       $8,188,594      1.44%    0.50% to 1.10%       6.08% to 7.05%
          2004                        513,328   9.37 to 15.58        $7,706,179      0.83%    0.50% to 1.10%       4.63% to 5.40%
          2003                        490,263   8.90 to 14.87        $7,033,299      1.12%    0.50% to 1.10%      22.45% to 23.27%

    Growth Opportunities Portfolio
          2007                        736,093   10.49 to 15.63      $10,781,475      0.00%    0.50% to 1.40%      21.18% to 22.55%
          2006                        751,812   8.56 to 12.83        $9,343,810      0.68%    0.50% to 1.40%       4.30% to 4.91%
          2005                        792,034   8.15 to 12.30        $9,422,551      0.88%    0.50% to 1.10%       7.33% to 8.35%
          2004                        818,782   7.53 to 11.42        $9,022,058      0.51%    0.50% to 1.10%       6.04% to 7.10%
          2003                        781,715   7.06 to 10.77        $8,129,627      0.73%    0.50% to 1.10%      28.37% to 29.30%

   American Century Variable
    Portfolios, Inc.
    Balanced Fund
          2007                        211,556   12.48 to 17.52       $3,636,481      2.12%    0.50% to 1.40%       3.48% to 4.37%
          2006                        199,428   12.06 to 16.88       $3,297,904      1.76%    0.50% to 1.40%       8.12% to 9.08%
          2005                        178,854   11.15 to 15.57       $2,721,054      1.74%    0.50% to 1.10%       3.47% to 4.42%
          2004                        166,761   10.78 to 15.00       $2,444,829      1.46%    0.50% to 1.10%       7.80% to 9.26%
          2003                        133,308   9.94 to 13.82        $1,802,179      2.22%    0.50% to 1.10%      16.46% to 17.12%

    Capital Appreciation Fund
          2007                        353,644   16.05 to 27.39       $8,669,898      0.00%    0.50% to 1.40%      43.74% to 44.99%
          2006                        316,756   11.07 to 18.99       $5,516,568      0.00%    0.50% to 1.40%      15.68% to 16.67%
          2005                        317,072   9.48 to 16.38        $4,745,135      0.00%    0.50% to 1.10%      20.39% to 21.49%
          2004                        318,015   7.81 to 13.57        $3,939,398      0.00%    0.50% to 1.10%       6.43% to 6.99%
          2003                        282,852   7.30 to 12.75        $3,313,869      0.00%    0.50% to 1.10%      19.05% to 19.87%

    International Fund
          2007                      1,353,156   10.78 to 21.43      $26,670,007      0.65%    0.50% to 1.40%      16.45% to 17.43%
          2006                      1,227,537   9.18 to 18.36       $21,164,022      1.43%    0.50% to 1.40%      23.33% to 24.46%
          2005                      1,034,702   7.37 to 14.84       $14,404,355      0.99%    0.50% to 1.10%      11.72% to 12.61%
          2004                        785,732   6.55 to 13.25        $9,706,395      0.50%    0.50% to 1.10%      12.50% to 14.51%
          2003                        694,272   5.72 to 11.66        $7,551,029      0.66%    0.50% to 1.10%      23.13% to 23.81%

    Value Fund
          2007                        977,442   12.33 to 23.20      $21,332,296      1.59%    0.50% to 1.40%      -6.45% to -5.61%
          2006                        880,295   13.18 to 24.73      $20,610,685      1.26%    0.50% to 1.40%      17.00% to 18.05%
          2005                        766,651   11.26 to 21.07      $15,382,309      0.78%    0.50% to 1.10%       3.54% to 4.48%
          2004                        576,216   10.88 to 20.29      $11,215,585      1.51%    0.50% to 1.10%      8.80% to 13.79%
          2003                        405,178   14.72 to 17.93       $7,007,967      0.90%    0.50% to 1.10%      27.51% to 28.33%

    Income & Growth Fund
          2007                        200,375   11.35 to 15.37       $3,033,407      1.85%    0.50% to 1.40%      -1.45% to -0.61%
          2006                        216,685   11.42 to 15.52       $3,316,030      1.68%    0.50% to 1.40%      15.48% to 16.53%
          2005                        210,330   9.80 to 13.37        $2,770,134      1.92%    0.50% to 1.10%       3.21% to 4.14%
          2004                        203,727   9.41 to 12.90        $2,584,309      1.31%    0.50% to 1.10%      10.00% to 12.43%
          2003                        184,915   8.37 to 11.52        $2,073,156      1.17%    0.50% to 1.10%      27.98% to 28.57%

   MFS Variable Insurance Trust
    Emerging Growth Series
          2007                        924,603   7.15 to 15.26       $13,216,107      0.00%    0.50% to 1.40%      19.54% to 20.57%
          2006                        958,839   5.93 to 12.70       $11,600,497      0.00%    0.50% to 1.40%       6.43% to 7.43%
          2005                      1,037,662   5.52 to 11.88       $11,576,518      0.00%    0.50% to 1.10%       7.70% to 8.66%
          2004                      1,096,262   5.08 to 10.98       $11,330,395      0.00%    0.50% to 1.10%      9.40% to 12.39%
          2003                      1,018,780    4.52 to 9.81        $9,426,673      0.00%    0.50% to 1.10%      28.82% to 29.51%

    Investors Trust Series
          2007                        145,254   11.59 to 14.23       $1,980,718      0.84%    0.50% to 1.40%       8.79% to 9.75%
          2006                        154,359   10.56 to 13.08       $1,931,782      0.48%    0.50% to 1.40%      11.46% to 12.46%
          2005                        155,812   9.39 to 11.74        $1,741,627      0.55%    0.50% to 1.10%       5.2% to 6.70%
          2004                        169,542   8.80 to 11.09        $1,783,500      0.60%    0.50% to 1.10%      10.16% to 10.90%
          2003                        157,644    7.94 to 9.56        $1,503,147      0.63%    0.50% to 1.10%      20.84% to 21.59%

    New Discovery Series
          2007                        315,893   10.64 to 22.88       $6,841,325      0.00%    0.50% to 1.40%       1.14% to 2.01%
          2006                        325,086   10.43 to 22.52       $7,112,418      0.00%    0.50% to 1.40%      11.68% to 12.67%
          2005                        342,995   9.26 to 20.07        $6,696,977      0.00%    0.50% to 1.10%       3.80% to 4.72%
          2004                        391,199   8.84 to 19.24        $7,337,919      0.00%    0.50% to 1.10%       5.32% to 6.00%
          2003                        355,305   8.34 to 18.24        $6,311,978      0.00%    0.50% to 1.10%      32.28% to 33.01%

    Research Series
          2007                        392,975   10.58 to 14.87       $5,759,688      0.70%    0.50% to 1.40%      11.62% to 12.67%
          2006                        413,983   9.39 to 13.26        $5,420,357      0.49%    0.50% to 1.40%       9.00% to 9.89%
          2005                        420,222   8.55 to 12.11        $5,018,980      0.45%    0.50% to 1.10%       6.31% to 7.21%
          2004                        437,725   7.97 to 11.33        $4,894,475      1.03%    0.50% to 1.10%      12.10% to 15.34%
          2003                        414,237    6.91 to 9.87        $4,014,175      0.62%    0.50% to 1.10%      23.39% to 24.06%

    Total Return Series
          2007                            614    9.67 to 9.72            $5,959      0.00%    0.50% to 1.40%      -3.30% to -2.80%

    Utilities Series
          2007                         62,536   10.52 to 10.57         $659,438      0.00%    0.50% to 1.40%       5.20% to 5.70%

   Lord Abbett Series Fund, Inc.
    Growth and Income Portfolio
          2007                        728,419   13.29 to 20.20      $14,240,492      1.25%    0.50% to 1.40%       2.00% to 2.95%
          2006                        744,797   13.03 to 19.70      $14,247,013      1.32%    0.50% to 1.40%      15.72% to 16.66%
          2005                        688,230   11.26 to 16.95      $11,373,221      1.02%    0.50% to 1.10%       1.81% to 2.74%
          2004                        605,330   11.06 to 16.56       $9,826,097      0.93%    0.50% to 1.10%      10.60% to 12.05%
          2003                        466,586   11.37 to 14.84       $6,826,851      0.74%    0.50% to 1.10%      29.59% to 30.39%

    Mid-Cap Value Portfolio
          2007                        747,403   13.60 to 26.99      $19,623,648      0.47%    0.50% to 1.40%      -0.79% to 0.07%
          2006                        699,339   13.70 to 27.07      $18,531,601      0.51%    0.50% to 1.40%      10.67% to 11.69%
          2005                        696,162   12.38 to 24.34      $16,637,131      0.49%    0.50% to 1.10%       6.72% to 7.66%
          2004                        549,931   11.60 to 22.69      $12,416,192      0.32%    0.50% to 1.10%      16.00% to 23.45%
          2003                        408,357   18.17 to 18.47       $7,531,058      0.55%    0.50% to 1.10%      23.39% to 24.11%

    International Portfolio
          2007                        561,603   12.06 to 17.94       $8,381,975      0.92%    0.50% to 1.40%       3.14% to 4.15%
          2006                        531,323   11.58 to 17.37       $7,649,418      0.46%    0.50% to 1.40%      27.32% to 28.52%
          2005                        420,692   9.01 to 13.64        $4,732,183      0.00%    0.50% to 1.10%      24.82% to 26.01%
          2004                        197,010   7.15 to 10.93        $1,779,463      0.15%    0.50% to 1.10%      9.30% to 19.97%
          2003                        116,619    5.96 to 7.68          $875,416      2.06%    0.50% to 1.10%      39.74% to 40.57%

    America Value Portfolio
          2007                          4,399    9.42 to 9.47           $41,530      5.65%    0.50% to 1.40%      -5.80% to -5.30%

   Alger American Fund
    Growth Portfolio
          2007                      1,585,231   9.08 to 14.45       $14,673,255      0.34%    0.50% to 1.40%      18.35% to 19.41%
          2006                      1,346,039   7.64 to 12.22       $10,461,666      0.12%    0.50% to 1.40%       3.69% to 4.61%
          2005                      1,066,741   7.33 to 11.78        $7,928,119      0.00%    0.50% to 1.10%      10.46% to 11.55%
          2004                        634,599   6.60 to 10.66        $4,216,027      0.00%    0.50% to 1.10%       4.39% to 6.60%
          2003                        359,201    6.31 to 7.74        $2,277,259      0.00%    0.50% to 1.10%      33.68% to 34.45%

    Mid Cap Growth Portfolio
          2007                        789,015   14.31 to 17.04      $11,389,000      0.00%    0.50% to 1.40%      29.78% to 30.82%
          2006                        778,361   10.97 to 13.14       $8,615,830      0.00%    0.50% to 1.40%       8.62% to 9.66%
          2005                        805,070   10.05 to 12.09       $8,153,666      0.00%    0.50% to 1.10%       8.32% to 9.23%
          2004                        723,046   9.24 to 11.16        $6,715,021      0.00%    0.50% to 1.10%      11.60% to 12.57%
          2003                        584,966    8.25 to 9.79        $4,841,496      0.00%    0.50% to 1.10%      46.12% to 47.01%

    Leveraged AllCap Portfolio
          2007                      1,126,168   10.42 to 18.81      $11,917,522      0.00%    0.50% to 1.40%      31.07% to 32.96%
          2006                      1,054,775   7.87 to 14.28        $8,452,271      0.00%    0.50% to 1.40%      17.65% to 19.35%
          2005                      1,055,676   6.66 to 12.14        $7,075,574      0.00%    0.50% to 1.10%      12.81% to 13.94%
          2004                      1,006,994   5.87 to 10.76        $5,964,934      0.00%    0.50% to 1.10%       6.95% to 7.57%
          2003                        906,481    5.48 to 7.91        $4,995,171      0.00%    0.50% to 1.10%      33.16% to 34.06%

    Small Capitalization Portfolio
          2007                        886,475   10.61 to 17.49       $9,606,349      0.00%    0.50% to 1.40%      14.95% to 16.67%
          2006                        899,227   9.13 to 15.12        $8,441,665      0.00%    0.50% to 1.40%      18.40% to 20.24%
          2005                      1,056,935   7.67 to 12.77        $8,206,483      0.00%    0.50% to 1.10%      15.25% to 16.31%
          2004                        905,593   6.63 to 11.08        $6,058,125      0.00%    0.50% to 1.10%      10.80% to 16.01%
          2003                        513,117    5.74 to 8.90        $2,972,490      0.00%    0.50% to 1.10%      40.60% to 41.71%

   AIM Variable Insurance Funds
    Financial Services Fund
          2007                        125,008   9.89 to 11.08        $1,352,748      1.88%    0.50% to 1.40%     -23.33% to -22.63%
          2006                        119,437   12.90 to 14.32       $1,676,905      1.54%    0.50% to 1.40%      14.91% to 15.86%
          2005                        102,271   11.22 to 12.36       $1,245,177      1.41%    0.50% to 1.10%       4.43% to 5.37%
          2004                         92,159   10.75 to 11.73       $1,069,179      0.83%    0.50% to 1.10%       7.45% to 8.11%
          2003                         60,189   10.74 to 10.85         $648,768      0.26%    0.50% to 1.10%      28.16% to 29.01%

    Global Health Care Fund
          2007                        129,368   12.46 to 13.95       $1,770,058      0.00%    0.50% to 1.40%      6.14% to 11.24%
          2006                        132,604   11.29 to 12.54       $1,692,934      0.00%    0.50% to 1.40%       3.77% to 8.97%
          2005                        116,745   10.88 to 11.97       $1,376,465      0.00%    0.50% to 1.10%       6.67% to 7.55%
          2004                        100,763   10.20 to 11.13       $1,109,323      0.00%    0.50% to 1.10%       2.00% to 7.02%
          2003                         68,501   10.29 to 10.40         $707,641      0.00%    0.50% to 1.10%      26.41% to 27.14%

    International Growth Fund
          2007                        231,201   10.06 to 10.11       $2,333,557      0.68%    0.50% to 1.40%       0.59% to 1.08%

   LEVCO Series Trust
    Equity Value Fund
          2005                          1,255   11.41 to 11.58          $14,305      0.07%    0.50% to 1.10%       7.00% to 7.99%
          2004                          1,329   10.55 to 11.14          $14,085      1.64%    0.50% to 1.10%      5.50% to 13.20%
          2003                          1,380   9.40 to 10.31           $12,694      2.24%    0.50% to 1.10%      27.51% to 27.97%

   Van Eck Worldwide Insurance Trust
    Worldwide Hard Assets Fund
          2007                        354,287   32.82 to 41.29      $14,276,656      0.10%    0.50% to 1.40%      42.40% to 44.62%
          2006                        289,879   22.90 to 28.55       $8,136,910      0.06%    0.50% to 1.40%      22.77% to 24.72%
          2005                        228,817   18.64 to 23.05       $5,176,284      0.20%    0.50% to 1.10%      49.51% to 50.92%
          2004                        112,843   12.47 to 15.27       $1,703,910      0.21%    0.50% to 1.10%      22.59% to 24.70%
          2003                         56,437   12.30 to 12.43         $694,771      0.36%    0.50% to 1.10%      43.56% to 44.29%

    Worldwide Real Estate Fund
          2007                        174,236   11.44 to 11.61       $2,013,027      0.98%    0.50% to 1.40%      -0.52% to 0.35%
          2006                        142,282   11.50 to 11.57       $1,642,088      0.00%    0.50% to 1.40%      15.00% to 15.70%

   PIMCO Variable Insurance Trust
    Total Return Portfolio
          2007                      1,207,033   11.50 to 12.09      $14,304,515      4.70%    0.50% to 1.40%       7.28% to 8.24%
          2006                        886,475   10.72 to 11.17       $9,745,775      4.48%    0.50% to 1.40%       2.74% to 3.31%
          2005                        624,688   10.47 to 10.81       $6,676,613      3.80%    0.50% to 1.10%       0.97% to 1.90%
          2004                        196,446   10.36 to 10.60       $2,070,736      1.73%    0.50% to 1.10%       3.75% to 4.43%
          2003                         51,475   10.12 to 10.16         $521,769      1.10%    0.50% to 1.10%       5.00% to 5.40%

    Low Duration Portfolio
          2007                        158,305   10.71 to 11.29       $1,774,207      4.52%    0.50% to 1.40%       2.88% to 6.91%
          2006                        141,883   10.28 to 10.57       $1,490,374      3.97%    0.50% to 1.40%       2.62% to 3.40%
          2005                        108,330   10.05 to 10.21       $1,100,561      2.71%    0.50% to 1.10%      -0.42% to 0.52%
          2004                         66,544   10.06 to 10.16         $673,026      0.98%    0.50% to 1.10%       0.60% to 1.40%
          2003                         29,340   9.99 to 10.03          $293,568      0.25%    0.50% to 1.10%      -0.10% to 0.20%

    High Yield Portfolio
          2007                        134,868   12.23 to 13.81       $1,829,459      7.45%    0.50% to 1.40%       1.47% to 2.57%
          2006                        119,742   11.98 to 13.41       $1,582,985      6.43%    0.50% to 1.40%      7.55% to 10.20%
          2005                         92,110   11.13 to 12.35       $1,126,787      6.56%    0.50% to 1.10%       2.68% to 3.61%
          2004                         67,958   10.84 to 11.92         $806,118      5.89%    0.50% to 1.10%       8.36% to 8.96%
          2003                         25,570   10.90 to 14.21         $280,287      6.71%    0.50% to 1.10%       1.20% to 1.60%

    Real Return Portfolio
          2007                        324,306   11.69 to 12.81       $4,087,737      4.55%    0.50% to 1.40%      9.15% to 11.10%
          2006                        281,314   10.71 to 11.63       $3,227,004      4.36%    0.50% to 1.40%      -0.70% to -0.26%
          2005                        219,713   10.79 to 11.61       $2,517,402      2.81%    0.50% to 1.10%       0.70% to 1.15%
          2004                        141,597   10.71 to 11.43       $1,595,134      0.79%    0.50% to 1.10%       7.10% to 8.35%
          2003                         30,621   10.50 to 10.54         $321,957      0.37%    0.50% to 1.10%       8.90% to 9.40%

   Goldman Sachs Variable Insurance Trust
    Structured Small Cap Equity Fund
          2007                        308,589    8.15 to 8.28        $2,537,465     16.64%    0.50% to 1.40%     -17.68% to -16.89%
          2006                         93,125    9.90 to 9.96          $925,229      0.00%    0.50% to 1.40%      -1.00% to -0.37%

    Growth & Income Fund
          2007                        192,047    9.23 to 9.27        $1,777,607     22.11%    0.50% to 1.40%      -7.70% to -7.30%

   Nueberger Berman Advisors Management Trust
    Regency Portfolio
          2007                         50,874   10.24 to 10.53         $531,953      4.32%    0.50% to 1.40%       0.69% to 2.83%
          2006                         23,315   10.06 to 10.24         $238,137      0.00%    0.50% to 1.40%       1.70% to 2.40%

   Premier VIT
    OpCap Small Cap Portfolio
          2007                         37,077   10.34 to 10.49         $385,849      0.00%    0.50% to 1.40%      -0.67% to 0.19%
          2006                         41,855   10.41 to 10.47         $437,004      0.00%    0.50% to 1.40%       4.10% to 4.70%

   ProFunds VP
    Japan
          2007                          8,415    8.37 to 8.41           $70,629      0.00%    0.50% to 1.40%     -16.30% to -15.90%

    Oil & Gas
          2007                         32,711   10.91 to 10.96         $357,927      0.00%    0.50% to 1.40%       9.10% to 9.60%

    Small-Cap
          2007                          6,275    8.52 to 8.56           $53,582      0.00%    0.50% to 1.40%     -14.80% to -14.40%

    Ultra Mid-Cap
          2007                         14,937    8.40 to 8.45          $125,780      0.00%    0.50% to 1.40%     -16.00% to -15.50%




        * The Investment Income Ratio represents the dividends, excluding distributions of capital gains, received by the portfolio, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income is affected by the timing of the declaration of dividends.


        ** The Expense Ratio represents the annualized contract expenses of each portfolio within the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.


        *** The Total Return is calculated as the change in the unit value of the underlying portfolio, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. For newly introduced portfolios, the total return for the first year is calculated as the percentage of change from inception to the end of the period.

                                                         PART C

                                                   OTHER INFORMATION


Item 26.    Exhibits


(a)  Board of Directors Resolutions.

          Resolution of the Board of Directors of Midland National Life establishing the Separate Account A (2)


(b)  Custodian Agreements.  Not Applicable



(c)  Underwriting Contracts.

     (1)  Form of Principal Underwriting Agreement (9)

     (2)  Form of Selling Agreement (9)

     (3)  Form of Commission schedule (9)


(d)  Contracts.

          Form of Contract (6)


(e)  Applications.

               Application Form. (5)

(f)  Depositor's Certificate of Incorporation and By-Laws.

     (1)  Articles of Incorporation of Midland National Life. (2)

     (2)  By-Laws of Midland National Life. (2)


(g)  Reinsurance Contracts.

     Form of Reinsurance Contract (9)

(h)  Participation Agreements.

     1.  (a)  Form of Participation Agreements between Midland National Life Insurance Company and  Fidelity
              Distributors Corporation/Variable Insurance Products Fund, and Variable Products Fund II. (1)

         (b)  Amendments to Participation Agreements for Fidelity Distributors Corporation/Variable Insurance
              Products Fund, and Variable Products Fund II. (1)

         (c)  Form of Participation Agreement between Midland National Life Insurance Company and Fidelity
              Distributors Corporation/Variable Insurance Products Fund III. (2)

         (d)  Form of Participation Agreement between Midland National Life Insurance Company and American
              Century Investment Services, Inc. (1)

         (e)  Form of Participation Agreement between Midland National Life Insurance Company and  Lord Abbett
              Series Funds, Inc. (3)

         (f)  Amendments to Participation Agreement for Lord Abbett Series Funds, Inc. (4)

         (g)  Form of Participation Agreement between Midland National Life Insurance Company and  Massachusetts
              Financial Variable Insurance Trusts. (3)

         (h)  Form of Participation Agreement between Midland National Life Insurance Company and Fred Alger
              Management, Inc. (7)

         (i)  Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance
              Products Fund III. (7)

         (j)  Form of Participation Agreement between Midland National Life Insurance Company and Van Eck Global
              Worldwide Insurance Trust. (8)

         (k)  Form of Participation Agreement between Midland National Life Insurance Company and Pacific
              Investment Management Company LLC. (9)

         (l)  Form of Participation Agreement between Midland National Life Insurance Company and AIM
              Distributors, Inc. (14)

         (m)  Form of Participation Agreement between Midland National Life Insurance Company and Goldman
              Sachs Variable Insurance Trust. (12)

         (n)  Form of Participation Agreement between Midland National Life Insurance Company and PIMCO
              Advisors VIT. (12)

         (o)  Form of Participation Agreement between Midland National Life Insurance Company and Neuberger
              Berman Advisers Management Trust. (12)

         (p)  Amendments to Participation Agreement for Van Eck Global Worldwide Insurance Trust. (13)

         (q)  Amendment to Participation Agreement for Goldman Sachs Variable Insurance Trust. (14)

         (r)  Amendment to Participation Agreement between Midland National Life Insurance Company and Premier
              VIT (formerly PIMCO Advisors VIT) and Allianz Global Investors Distributors LLC. (15)

         (s)  Form of Participation Agreement between Midland National Life Insurance Company and ProFund
              Advisors, LLC. (16)


         (t)  Amendment to Participation Agreement for ProFund Advisors, LLC. (17)




(i) Administrative Contracts. Not Applicable.

(j)  Other Material Contracts.



(a)       AIM Fund Intermediary Agreement Regarding Compliance with SEC Rule 22c-2 between Midland National
              Life Insurance Company and A I M Investment Services, Inc.   (17)



(b)       Rule 22c-2 Agreement between Midland National Life Insurance Company and Fred Alger & Company, Inc.
              (17)

(c)       Shareholder Information Agreement between Midland National Life Insurance Company and American
              Century Investment Services, Inc.   (17)

(d)       SEC Rule 22c-2 Amendment to Participation Agreement between Midland National Life Insurance Company
              and Fidelity Distributors Corporation.   (17)

(e)       Variable Annuity Shareholder Information Agreement between Midland National Life Insurance Company and
              Goldman Sachs Variable Insurance Trust.  (17)

(f)       Rule 22c-2 Agreement between Midland National and Lord Abbett Distributor LLC.  (17)



(g)       Rule 22c-2 Shareholder Information Agreement between Midland National and MFS Fund Distributors Inc.
              (17)

(h)       Rule 22c-2 Shareholder Information Access Agreement between Midland National and Neuberger Berman
              Management Inc.  (17)

(i)       Rule 22c-2 Amendment to Participation Agreement between Midland National and Allianz Global Investors
              Distributors, Inc., principal underwriters for Premier VIT and PIMCO Variable Insurance Trust.  (17)

(j)       Shareholder Information Agreement between Midland National and Van Eck Securities Corporation.  (17)




(k)  Legal Opinion.


          (1) Opinion and Consent (19)

          (2) Power of Attorney (19)



(l)  Actuarial Opinion (19)


(m)  Illustration Calculations. (10)

(n)  Other Opinions.


     (1)  Consent of Sutherland Asbill & Brennan LLP (19)

     (2)  Consent of Independent Registered Public Accounting Firm (19)




(o)  Omitted Financial Statements.  Not Applicable.

(p)  Initial Capital Agreements.  Not Applicable.

(q)  Redeemability Exemption.  Memorandum describing Midland National Life's issuance, transfer and redemption procedures for the Contract. (11)
----------

(1)   Incorporated herein by reference to Pre-Effective Amendment No. 2 for Form S-6 filed on April 23, 1997 (File No. 333-14061)
(2)   Incorporated herein by reference to Post-Effective Amendment No. 1 for Form S-6 on April 28, 1998 (File No. 333-14061)
(3)   Incorporated herein by reference to Post-Effective Amendment No. 3 for Form S-6 on April 29, 1999 (File No. 333-14061)
(4)   Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form S-6 on August 31, 1999 (File No. 333-80975)
(5)   Incorporated herein by reference to Post-Effective Amendment No. 4 for Form S-6 on February 17, 2000 (File No. 333-14061)
(6)   Incorporated herein by reference to Post-Effective Amendment No. 5 for Form S-6 on April 28, 2000 (File No. 333-14061)
(7)   Incorporated herein by reference to Post-Effective Amendment No. 6 for Form S-6 on February 15, 2001 (File No. 333-14061)
(8)   Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form N-4 on January 14, 2002 (File No. 333-71800)
(9)   Incorporated herein by reference to Post-Effective Amendment No. 11 for Form N-6 on April 29, 2003 (File No.
      333-14061)
(10)  Incorporated herein by reference to Post-Effective Amendment No. 13 for Form N-6 on April 29, 2004 (File No. 333-14061)
(11)  Incorporated herein by reference to Post-Effective Amendment No.  9 for Form N-6 on April 28, 2005 (File No. 333-58300)
(12)  Incorporated herein by reference to Post-Effective Amendment No. 6 for Form N-4 on April 29, 2005 (File 3 No. 33-108437)
(13)  Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on November 24, 2004 (File No. 333-108437)
(14)  Incorporated herein by reference to Post-Effective Amendment No. 10 for Form N-6 on April 26, 2006 (File No. 333-58300)
(15)  Incorporated herein by reference to Post-Effective Amendment No. 11 for Form N-6 on April 26, 2007 (File No. 333-58300)
(16)  Incorporated herein by reference to Post-Effective Amendment No. 1 for Form N-4 on April 28, 2006 (File No. 333-128910)

(17)  Incorporated herein by reference to Post-Effective Amendment No. 12 for Form N-6 on April 28, 2008 (File No. 333-58300)
(18)  Filed herewith
(19)  To be filed by amendment



Item 27.  Directors and Officers of the Depositor

---------------------------------------------------------------------- -----------------------------------------------------
                Name and Principal Business Address*                           Position and Offices with Depositor
---------------------------------------------------------------------- -----------------------------------------------------

Michael M. Masterson.............................................      Chief Executive Officer - Chairman

---------------------------------------------------------------------- -----------------------------------------------------

John J. Craig II.................................................      Senior Vice President - Director, Chief Financial
                                                                       Officer

---------------------------------------------------------------------- -----------------------------------------------------

Robert W. Korba..................................................      Director

---------------------------------------------------------------------- -----------------------------------------------------

David E. Sams....................................................      Director

---------------------------------------------------------------------- -----------------------------------------------------

Steven C. Palmitier..............................................      President and Chief Operating Officer - Director

---------------------------------------------------------------------- -----------------------------------------------------

Stephen P. Horvat, Jr***......................................         Senior Vice President -Legal

---------------------------------------------------------------------- -----------------------------------------------------

Donald T. Lyons **............................................         Senior Vice President and Corporate Actuary

---------------------------------------------------------------------- -----------------------------------------------------

Melody R.J. Jensen............................................         Vice President, General Counsel, and Secretary

---------------------------------------------------------------------- -----------------------------------------------------

Thomas C. Stavropoulos***.....................................         Vice President and Chief Compliance Officer

---------------------------------------------------------------------- -----------------------------------------------------

Gary J. Gaspar***................................................      Senior Vice President and Chief Information Officer

---------------------------------------------------------------------- -----------------------------------------------------

Esfandyar E. Dinshaw**...........................................      President, Annuity Division - Director

---------------------------------------------------------------------- -----------------------------------------------------

Gary W. Helder...................................................      Vice President, Administration

---------------------------------------------------------------------- -----------------------------------------------------

Robert W. Buchanan...............................................      Vice President, New Business and Underwriting

---------------------------------------------------------------------- -----------------------------------------------------

Timothy A. Reuer.................................................      Vice President, Product Development

---------------------------------------------------------------------- -----------------------------------------------------

Robert R. Tekolste**.............................................      Senior Vice President, Operations - Annuity
                                                                       Division

---------------------------------------------------------------------- -----------------------------------------------------

Teresa A. Silvius***                                                   Assistant Vice President Variable Compliance &
                                                                       38a-1 CCO

---------------------------------------------------------------------- -----------------------------------------------------

Kevin S. Bachmann................................................      Senior Vice President, Sales, and Chief Marketing
                                                                       Officer

---------------------------------------------------------------------- -----------------------------------------------------

Gregory S. Helms.................................................      2nd Vice President, Policy Administration

---------------------------------------------------------------------- -----------------------------------------------------

Cindy Reed**.....................................................      Senior Vice President and Chief Marketing Officer,
                                                                       Annuity Division

---------------------------------------------------------------------- -----------------------------------------------------

Ronald J. Markway**..............................................      Vice President, New Business - Annuity Division

---------------------------------------------------------------------- -----------------------------------------------------

Michael L. Yanacheak**...........................................      2nd Assistant Vice President, Product
                                                                       Development, Annuity Division

---------------------------------------------------------------------- -----------------------------------------------------

Teri L. Ross**...................................................      Assistant Vice President, Variable Annuity
                                                                       Services, Annuity Division

---------------------------------------------------------------------- -----------------------------------------------------

Richard T. Hicks.................................................      Assistant Vice President, Policy Administration

---------------------------------------------------------------------- -----------------------------------------------------

Randy D. Shaull..................................................      Associate Actuary - Product Development

---------------------------------------------------------------------- -----------------------------------------------------
*    Unless noted otherwise, the principal business address for each officer and director is One Midland Plaza, Sioux
     Falls, SD 57193-9991
**   Annuity Division, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266
***  525 W. Van Buren, Chicago, IL 60607

Item 28.  Persons Controlled by or Under Common Control With the Depositor or Registrant
-------
            The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons
Enterprises, Inc.  The Registrant is a segregated asset account of Midland.  Sammons Enterprises, Inc. is owned by
The Charles A. Sammons 1987 Charitable Remainder Trust Number Two.  Other direct or indirect subsidiaries of
Sammons Enterprises, Inc. (SEI) are:

  ----------------------------------------------------------- --------------------------- --------------------------
                                                                                              Percent Of Voting
  Name                                                               Jurisdiction             Securities Owned
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Capital, Inc.                                       Delaware                           100% by SEI
  ----------------------------------------------------------- --------------------------- --------------------------
  Consolidated Investment Services, Inc. (CISI)               Nevada                             100% by SEI
  ----------------------------------------------------------- --------------------------- --------------------------
  MH Imports, Inc.                                            Delaware                          100% by CISI

  ----------------------------------------------------------- --------------------------- --------------------------
  Mykonos 6420 LP                                             Texas                            74.25% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------

  Richmond Holding Company, LLC
  Cancelled February 9, 2007

  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Financial Group, Inc. (SFG)                         Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  Midland National Life Insurance Company (MNL)               Iowa                               100% by SFG
  ----------------------------------------------------------- --------------------------- --------------------------
  SFG Reinsurance Company                                     South Carolina                     100% by MNL
  ----------------------------------------------------------- --------------------------- --------------------------
  North American Company for Life and Health Insurance
  (NACOLAH)

  Redomesticated from the State of Illinois to the State of   Iowa                               100% by SFG
  Iowa September 27, 2007

  ----------------------------------------------------------- --------------------------- --------------------------
  NACOLAH Ventures, L.L.C.                                    Delaware                         99% by NACOLAH
                                                                                                  1% by SFG
  ----------------------------------------------------------- --------------------------- --------------------------
  Parkway Holdings, Inc. (PHI)

  Merged into Parkway Mortgage, Inc. December 31, 2007

  ----------------------------------------------------------- --------------------------- --------------------------
  Parkway Mortgage, Inc.                                      Delaware                           100% by PHI
  ----------------------------------------------------------- --------------------------- --------------------------
  CH Holdings, Inc.

  Merged into Cathedral Hill Hotel, Inc.  September 17,
  2007

  ----------------------------------------------------------- --------------------------- --------------------------

  Sammons Corporation                                         Delaware                          100% by CISI

  ----------------------------------------------------------- --------------------------- --------------------------
  Otter, Inc.                                                 Oklahoma                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  Cathedral Hill Hotel, Inc.                                  Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Power Development, Inc.(SPDI)                       Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  Gila Bend Power Partners,  L.L.C.                           Delaware                           50% by SPDI
  ----------------------------------------------------------- --------------------------- --------------------------
  H2O Distribution, Inc.

  Merged into Cathedral Hill Hotel, Inc.  December 11,
  2007

  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Distribution Holdings, Inc. (SDHI)                  Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons CTP, Inc.                                           Pennsylvania                      100% by SDHI
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons VPC, Inc.                                           Delaware                          100% by SDHI
  ----------------------------------------------------------- --------------------------- --------------------------
  Opus 5949 LLC                                               Texas                            75% by Sammons
                                                                                                  VPC, Inc.
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons BW, Inc.                                            Delaware                          100% by SDHI
  ----------------------------------------------------------- --------------------------- --------------------------
  TMIS, Inc.

  Merged into Sammons BW, Inc. December 27, 2007

  ----------------------------------------------------------- --------------------------- --------------------------

  Briggs ITD Corp.
  Dissolved December 31, 2007

  ----------------------------------------------------------- --------------------------- --------------------------

  Briggs Equipment Trust (BET)
  Merged into BEI, Inc. June 29, 2007

  ----------------------------------------------------------- --------------------------- --------------------------

  Briggs Equipment Mexico, Inc. (BEMI)                        Delaware                           100% by BEI

  ----------------------------------------------------------- --------------------------- --------------------------

  Briggs Equipment, Inc. (BEI)                                Delaware                          100% by CISI
  Incorporated June 25, 2007

  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs International, Inc. (BII)                            Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Equipment UK Limited                                 United Kingdom                     100% by BII
  ----------------------------------------------------------- --------------------------- --------------------------

  Montecargas Yale de Mexico S. A. de C.V. (YALESA)           Mexico                             99% by BEI
                                                                                                 1% by BEMI

  ----------------------------------------------------------- --------------------------- --------------------------

  Briggs Equipment S.A. de C.V. (BESA)                        Mexico                             99% by BEI
                                                                                                 1% by BEMI

  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Construction Equipment, Inc.                         Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  Crestpark LP, Inc.                                          Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  Crestpark Holding, Inc.

  Merged into Cathedral Hill Hotel, Inc. December 31, 2007

  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Venture Properties, Inc.                            Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Realty Corporation (SRC)                            Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  SRI Ventures, LLC                                           Delaware                           99% by SRC
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Income Properties, Inc.                             Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  GBH Venture Co., Inc.                                       Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  The Grove Park Inn Resort, Inc.  (GPIRI)                    Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  GPI Ventures, LLC                                           Delaware                          100% by GPIRI
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Tours, Inc.

  Merged into Cathedral Hill Hotel, Inc. October 22, 2007

  ----------------------------------------------------------- --------------------------- --------------------------

  Sammons Securities, Inc. (SSI)                              Delaware                           100% by SFG

  ----------------------------------------------------------- --------------------------- --------------------------

  Sammons Securities Company, L.L.C.                          Delaware                           50% by SSI

  ----------------------------------------------------------- --------------------------- --------------------------
  Herakles Investments, Inc. (HII)                            Delaware                          100% by CISI
  ----------------------------------------------------------- --------------------------- --------------------------
  Sponsor Investments, L.L.C.                                 Texas                              75% by HII
  ----------------------------------------------------------- --------------------------- --------------------------
  SG Reliant Investors, LLC                                   Delaware                         80% by NACOLAH
                                                                                                Ventures, LLC
  ----------------------------------------------------------- --------------------------- --------------------------

Item 29.    Indemnification

Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law.  This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.  Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the
Act and will be governed by final adjudication of such issue.

Item 30.    Principal Underwriter

            (a)  Other Activity.   In addition to Midland National Life Separate Account A, Sammons Securities
                 Company LLC, the principal underwriter of the Registrant, is also the principal underwriter for variable annuity contracts issued through Midland National Life Separate Account C.

            (b)  Management.  The directors and principal officers of Sammons Securities Company LLC are as follows:

                  ----------------------------------------------- ------------------------------------------
                  Name and Principal                              Positions and Offices
                                                                  with
                  Business Address*                               Sammons Securities Company, LLC
                  ----------------------------------------------- ------------------------------------------

                  Steve Palmitier                                 Chief Executive Officer
                  One Midland Plaza
                  Sioux Falls, SD 57193-9991

                  ----------------------------------------------- ------------------------------------------
                  Jerome S. Rydell                                Vice-Chairman

                  ----------------------------------------------- ------------------------------------------
                  Michael Masterson                               Chairman
                  525 West Van Buren
                  Chicago, IL  60607
                  ----------------------------------------------- ------------------------------------------

                  John A. McClellan                               Chief Compliance Officer

                  ----------------------------------------------- ------------------------------------------

                  Kevin Bachmann                                  President and Chief Operating Officer
                  One Midland Plaza

                  Sioux Falls, SD  57193-9991
                  ----------------------------------------------- ------------------------------------------
                  Lisa S. Hoyne                                   Vice President
                  One Midland Plaza
                  Sioux Falls, SD 57193-9991
                  ----------------------------------------------- ------------------------------------------
                  Brandon D. Rydell                               Vice President

                  ----------------------------------------------- ------------------------------------------
         * Unless otherwise indicated, the address of each executive officer of Sammons Securities Company LLC is:
           4261 Park Road,  Ann Arbor  MI  48103.

(c)  Compensation From the Registrant.  The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


          (1)                       (2)                      (3)                      (4)                     (5)
   Name of Principal         Net Underwriting
      Underwriter              Discounts and           Compensation on             Brokerage                 Other
                               Commissions*               Redemption              Commissions            Compensation*
   -----------------         -----------------         ---------------          ---------------          --------------
  Sammons Securities            $8,589,634                   None                     N/A                   $88,602
     Company, LLC

* Includes total sales compensation paid to registered persons of Sammons Securities Company and an underwriting fee of 1.25% of first-year commissions paid to Sammons Securities Company for all of Midland National's variable universal life insurance policies issued through Separate Account A.  In exchange for the underwriting fee, Sammons
Securities Company provides various administrative services.  Examples of the services provided include registered representative training sessions, tracking and notification firm element training, attendance at Annual Compliance
Meetings, and continuing education required by FINRA to maintain licensing for all affiliated registered representatives licensed with Midland National.


No policies have been sold and the dollar amounts represent compensation for other policies funded by Separate
Account A.

Item 31.    Location of Accounts and Records

            The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules
31a-1 to 31a-3 promulgated thereunder, are maintained by Midland National Life Insurance Company at One Midland
Plaza Sioux Falls, SD  57193 and Sammons Financial Group, 525 W. Van Buren, Chicago, IL 60607.

Item 32.    Management Services

            All management contracts are discussed in Part A or Part B.

Item 33.    Fee Representation

          Midland National Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Midland National Life Insurance Company.


                                                       SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant,
Midland National Life Separate Account A, certifies that it meets all the requirements for effectiveness of this
Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Chicago, Illinois this 25th day of  April, 2008.

                                                                 By:  MIDLAND NATIONAL LIFE
                                                                               SEPARATE ACCOUNT A (REGISTRANT)

Attest:  /s/ *                                              By:            /s/*
        ----------------------------------------------------     -------------------------------------------------

                                                                               MICHAEL M. MASTERSON
                                                                             Chairman of the Board

                                                            By:  MIDLAND NATIONAL LIFE
                                                                       INSURANCE COMPANY (DEPOSITOR)

Attest:  /s/ *                                              By:            /s/*
        ----------------------------------------------------     -------------------------------------------------
                                                                               MICHAEL M. MASTERSON
                                                                             Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated.

              Signatures                                                   Title

/s/  *                                         Chairman of the Board of Directors,
-----------------------------------------------  Director, Chief Executive Officer
      MICHAEL M. MASTERSON                         (Principal Executive Officer)


/s/  *                                         President
-----------------------------------------------  Annuity Division
      Esfandyar E. Dinshaw

/s/  *                                         Senior Vice President, Director
-----------------------------------------------  Chief Financial Officer
      JOHN J. CRAIG, II                            (Principal Financial Officer)


/s/  *                                         Director, President and Chief Operating Officer
-----------------------------------------------  Life Division
      STEVEN C. PALMITIER

/s/  *                                         Senior Vice President,
-----------------------------------------------  Corporate Actuary
      Donald T. Lyons

/s/  *                                         Senior Vice President
-----------------------------------------------  Legal
      STEPHEN P. HORVAT, JR.

/s/  *                                         Director, President of Sammons Enterprises, Inc.
-----------------------------------------------
      ROBERT W. KORBA

/s/  *                                         Director
-----------------------------------------------
      DAVID E. SAMS

*By:  /s/_______________________________________                 Date:  April 25, 2008
     ----                                                               --------------
                   Teresa A. Silvius
                   Attorney-in-Fact
          Pursuant to Power of Attorney


                           Registration No. 333-148111

                           Pre-Effective Amendment #1




--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------



                                    EXHIBITS

                                       TO

                                    FORM N-6

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                       FOR

                    MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A

                                       AND

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY



--------------------------------------------------------------------------------

Exhibit Index

---------------- ---------------------------------------------------------------
Item             Exhibit
---------------- ---------------------------------------------------------------

26(k)            (1) Opinion and Consent of Counsel.

                 ---------------------------------------------------------------

                 (2) Power of Attorney

---------------- ---------------------------------------------------------------

26(l)            Actuarial Opinion

---------------- ---------------------------------------------------------------

26(n)            (1) Consent of Sutherland Asbill & Brennan LLP
                 (2) Consent of Independent Registered Public Accounting Firm

---------------- ---------------------------------------------------------------

April 25, 2008


The Board of Directors
Midland National Life Insurance Company
Des Moines, Iowa

Gentlemen:

With reference to the Registration Statement for Midland National Life Separate Account A filed on form N-6 (File number 333-148111 Pre-Effective Amendment 1) with the Securities and Exchange Commission covering flexible premium variable life insurance policies, I have examined such documents and such law as I considered necessary and appropriate, and on the basis of such examination, it is my opinion that:

      1. Midland National Life Insurance Company is duly organized and validly existing under the laws of the State of Iowa and has been duly authorized to issue individual flexible premium variable life insurance contracts by the Department of Insurance of the State of Iowa.

      2. The Midland National Life Insurance Company Separate Account A is a duly authorized and existing separate account established pursuant to the provisions of the Iowa Statutes.

      3. The flexible premium variable life insurance contracts, when issued as contemplated by said Form N-6 Registration Statement, will constitute legal, validly issued and binding obligations of Midland National Life Insurance Company.

I hereby consent to the filing of this opinion as an Exhibit to said N-6 Registration Statement.

Sincerely,

/s/

Stephen P. Horvat, Jr.
Senior Vice President - Legal

                                POWER OF ATTORNEY

The undersigned directors and officers of Midland National Life Insurance Company, an Iowa corporation (the "Company"), hereby constitute and appoint Stephen P. Horvat Jr., and Teresa A. Silvius, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 (33-16354; 33-76318; 333-14061; 333-14081; 333-80975; 333-58300; 333-148111; 333-148824;
333-119088; 333-108437; 333-71800; 33-64016; 333-128910; 333-128978; 333-148008)
and under the Investment Company Act of 1940 (811-05271; 811-07772) with respect to any life insurance or annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and him or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.




IN WITNESS WHEREOF, the undersigned has hereunto set his hand,
this __ _day of                             2008.
       -        ---------------------------

SIGNATURE               DATE                SIGNATURE                  DATE


/s/                     2/25/08             /s/                        2/25/08
-----------------------                     --------------------------
Michael M. Masterson                        John J. Craig II



/s/                     2/21/08             /s/                        2/18/08
-----------------------                     --------------------------
Steven C. Palmitier                         Stephen P. Horvat, Jr.



/s/                     2/25/08             /s/                        2/25/08
-----------------------                     --------------------------
Robert W. Korba                             David E. Sams


/s/                     2/21/08             /s/                        2/21/08
-----------------------                     --------------------------
Donald T. Lyons                             Esfandyar E. Dinshaw

April 25, 2008


Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193


Gentlemen:

This opinion is furnished in connection with the filing of Pre-Effective Amendment 1 to Registration Statement No. 333-148111 on Form N-6 ("Registration Statement") which covers premiums expected to be received under the flexible premium Variable Universal Life Insurance policy ("Policy") to be offered by Midland National Life Insurance Company. The Prospectus included in the Registration Statement describes policies which will be offered by Midland in each State where they have been approved by appropriate State insurance authorities. The policy forms were prepared under my direction, and I am familiar with the Registration Statement and Exhibits thereto.

In my opinion:

The illustrations of death benefits, policy fund and accumulated premiums in the illustration section of the Prospectuses included in the Registration Statement (the "Prospectus"), based on the assumptions stated in the illustrations, are consistent with the provisions of the Contract and Midland Nationals administrative procedures. The rate structure of the Contracts has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchaser with different assumptions. The illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the policy is sold.

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

Sincerely,

/s/

Randy D. Shaull, FSA, MAAA
Associate Actuary - Product Development

                                                     April 22, 2008




Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD  57193

                   RE:      VUL-CV
                            Form N-6, File No. 333-148111

Gentlemen:

      We hereby consent to the reference to our name under the caption "Legal Matters" in the Statement of Additional Information filed as part of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 filed by Midland National Life Insurance Company Separate Account A for certain variable life insurance contracts (File No. 333-148111). In giving this consent, we do not admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act of 1933.

                                              Very truly yours,

                                              SUTHERLAND ASBILL & BRENNAN LLP



                                              By:  /s/ Frederick R. Bellamy
                                                   ----------------------------
                                                      Frederick R. Bellamy

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We hereby consent to the use in this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 (File No. 333-148111 and 811-05271) of our report dated April 22, 2008, relating to the financial statements and financial highlights of the Midland National Life Separate Account A and the report dated March 14, 2008, relating to the financial statements of the Midland National Life Insurance Company, which appear in such Registration Statement. We also consent to the references to us under the headings "Financial Statements" and "Financial Matters" in such Registration Statement.









/s/

PricewaterhouseCoopers LLP





Chicago, Illinois
April 25, 2008